

Letters to Stockholders

Notice of 2013 Annual Meeting and Proxy Statement

2012 Annual Report to Stockholders


HERSHEY'S





The Hershey Company

Proxy Statement and 2012 Annual Report to Stockholders

March 19, 2013

To Our Stockholders:

It is my pleasure to invite you to attend the 2013 Annual Meeting of Stockholders of The Hershey Company to be held at **10:00 a.m.** Eastern Daylight Time on Tuesday, **April 30, 2013**.

Business scheduled to be considered at the meeting includes (1) the election of ten directors, (2) ratification of the appointment of KPMG LLP as the Company's independent auditors for 2013, and (3) a non-binding advisory vote on approval of the Company's executive compensation (say-on-pay). Management will review the Company's 2012 performance and will be available to respond to questions during the meeting.

The meeting will be held at GIANT Center, 550 West Hersheypark Drive, Hershey, Pennsylvania. Directions to GIANT Center are included with these materials. The doors to GIANT Center will open at **8:30 a.m.** Please note the only entrance to the meeting will be at the front of GIANT Center. Seating will be in the arena seats and will require use of the stadium steps. There will be designated seating for those using wheelchairs or requiring special assistance.

If you plan to attend the meeting, you will need an **ADMISSION TICKET** and a government-issued **PHOTO IDENTIFICATION** to gain admission. Any of the following items will serve as your ADMISSION TICKET:

- The **Notice of Internet Availability of Proxy Materials** you received by mail, directing you to the website where proxy materials could be accessed;
- The **top half of your proxy card**, if you received your proxy materials in paper form;
- An **Admission Ticket** supplied by our Investor Relations Department upon your request if your proxy materials were delivered by email; or
- A **letter from your broker, bank or other holder of record,** or your **most recent account statement,** indicating that you were the beneficial owner of Hershey stock as of the record date, if your shares are held in street name.

Please remember that, if you are a street-name holder and want to vote your shares at the meeting, you also will need to bring a legal proxy from your broker, bank or other holder of record.

As in prior years, security measures will be in place at the annual meeting. We highly recommend you do not carry items such as handbags and packages to the meeting as all such items will be inspected. Weapons and sharp objects (such as pocketknives and scissors), cell phones, pagers, cameras and recording devices will not be permitted inside the meeting room.

Please note that we will not distribute voting ballots during the meeting. If you plan to vote at the meeting, pick up a ballot at the Voting Booth upon your arrival and place it in one of the ballot boxes located near the Security Booth area or inside the meeting room, or submit your ballot to a meeting usher at the time designated during the meeting.

We also invite you to visit HERSHEY'S CHOCOLATE WORLD visitors center on the day of the annual meeting. Please note that this year the visitors center will be open from 9:00 a.m. to 5:00 p.m. Once again, we are offering stockholders a special 25% discount on selected items. You will need to show your ADMISSION TICKET (in any of the forms described above) at HERSHEY'S CHOCOLATE WORLD to receive the special discount.

To assure proper representation of your shares at the meeting, we encourage you to submit your voting instructions to the Company in advance by Internet, phone or mail. Please refer to our proxy materials for more information on how to vote your shares.

I look forward to seeing you at the meeting.

Regards,



James E. Nevels
Chairman of the Board of Directors



John P. Bilbrey
President and Chief Executive Officer

March 19, 2013

Dear Stockholder,

The Hershey Company continued its strong performance in 2012. Our financial and marketplace results demonstrate another good year for the company. We have the right strategies and long-term growth plans in place, and they are delivering solid results for our shareholders. I believe we are just starting to unlock the growth potential of our company.

We reported record net sales in 2012 of $6,644,252,000, an increase of 9.3% versus a year ago. We also achieved another solid year of earnings per share – diluted (EPS) growth, giving us a double-digit EPS compound annual growth rate for the last five years.

The consumer-centric business model that we have been executing against for the past five years has created a virtuous cycle that is delivering predictable, profitable and sustainable results. We've accelerated profitable organic sales growth, increased our leadership position in the U.S. marketplace, boosted margins and returns, and delivered record profitability. Our dedicated employees continue to execute our plans with excellence, enabling us to operate from a position of strength.

Our strong results provide us with the financial resources to fuel investments in our growing international businesses. Our Canadian business delivered its best year in 2012. Net sales in Canada hit an all-time high and the *Reese* brand further solidified its lead as the No. 1 chocolate brand in Canada. In China, our *Hershey's Kisses* and *Hershey's* chocolate are helping to drive double-digit sales increases. Our team in Mexico continues to win with strong performance from the *Hershey's* and *Hershey's Kisses* brands. We overtook Mars in the Mexican food channel to become the No. 2 player. *Pelon Pelo Rico* also continued its winning streak with growth of nearly 25% in 2012. In Brazil, our growth was more than double the category's growth. At current exchange rates, we expect net sales in our businesses outside of the U.S. and Canada to grow 15 to 20% in 2013, putting us on track to achieve close to $1 billion in net sales by the end of 2014.

The U.S. CMG – candy, mint and gum – category continued its track record of solid growth in 2012 and was within its historical 3 to 4% growth rate. In 2012, Hershey's retail takeaway outpaced the category and was up 5.7%, resulting in a market share gain of 0.6 points. In fact, we've gained market share in every channel in which we compete for two consecutive years. We take category leadership seriously and since 2009 have increased market share by 2.1 points. Our U.S. CMG market share is 30% and we have driven almost half of the category's growth during the last three years.

2012 was another strong year for Hershey from a corporate social responsibility (CSR) perspective. We continue to distinguish the company as a CSR leader. We started the year with our announcement of *Hershey's Bliss* chocolates certification and ended by committing to use 100% third-party certified cocoa in all of our products by 2020. In April, we released our second full CSR report, showing the progress we have made in supporting and implementing programs to protect the environment, support our communities, create a safe and desirable workplace, and demonstrate ethical business practices. Our efforts resulted in a number of recognitions and accolades from many significant stakeholders, including:

- Bloomberg Civic 50 as one of the 50 most civic-minded companies,
- *Newsweek's* 2012 Green Ranking, moving up 172 spots from last year,

- The prestigious Dow Jones Sustainability Index and one of only seven North American companies for the Food & Beverage category, and
- The Sustainability Accounting Standards Board advisory council to help develop sustainability reporting standards for the food and beverage industry.

Demonstrating our Hershey values strengthens our reputation and loyalty among the millions of consumers who love our products and expect nothing less from this great company.

Looking ahead to 2013, I continue to feel good about the direction of our core U.S. business and the innovation, variety and excitement we are bringing to the category. We have strong products, promotions, programs and merchandising in place for all our channels. These include the launch of several innovative new products such as *Kit Kat* Minis, *Twizzlers* Bites and *Jolly Rancher* Bites. We'll support these new products and programs with coordinated in-store programming, merchandising and advertising that we believe will drive trial, repeat and increased velocity.

I'm also excited about the recent launch of our *Brookside* products into the food, drug and mass channels across the U.S. Brookside has proven to be a popular new addition to the confectionery landscape and we believe it will attract new consumers to the category.

We will build on our success in 2013 and are confident we'll drive core brand volume growth and increase market share in the U.S. and our key geographies.

While the macroeconomic environment remains challenging, we are well positioned to succeed in the marketplace and deliver on our commitments in 2013. Our management team is confident in the company's ability to deliver long-term value for all of our stockholders.

Thank you for your continued support.



John P. Bilbrey

Safe Harbor Statement

Please refer to the 2012 Annual Report to Stockholders that accompanies this letter for a discussion of Risk Factors that could cause future results to differ materially from the forward-looking statements, expectations and assumptions expressed or implied in this letter to stockholders or elsewhere. This letter to stockholders is not part of our proxy soliciting material.

TABLE OF CONTENTS


HERSHEY'S

The Hershey Company

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

DATE AND TIME	April 30, 2013, at 10:00 a.m. Eastern Daylight Time
PLACE	GIANT Center 550 West Hersheypark Drive Hershey, PA 17033
ITEMS OF BUSINESS	(1) Elect ten directors. (2) Ratify the appointment of KPMG LLP as the Company's independent auditors for 2013. (3) Approve, on a non-binding advisory basis, a resolution approving executive compensation. (4) Discuss and take action on any other business that is properly brought before the meeting.
WHO CAN VOTE?	You can vote at the meeting and at any adjournment or postponement of the meeting if you were a stockholder at the close of business on March 4, 2013, the record date for the annual meeting.

By order of the Board of Directors,

Leslie M. Turner
Senior Vice President,
General Counsel and Secretary

March 19, 2013

Your vote is important. Instructions on how to vote are contained in our proxy statement and in the Notice of Internet Availability of Proxy Materials. Please cast your vote by telephone or over the Internet as described in those materials. Alternatively, if you requested a copy of the proxy/voting instruction card by mail, you may mark, sign, date and return the proxy/voting instruction card in the envelope provided.


HERSHEY'S

The Hershey Company

100 Crystal A Drive

Hershey, Pennsylvania 17033

March 19, 2013

PROXY STATEMENT

For the Annual Meeting of Stockholders

To Be Held on April 30, 2013

The Board of Directors of The Hershey Company, a Delaware corporation, is furnishing this proxy statement to you in connection with the solicitation of proxies for our 2013 annual meeting of stockholders. The meeting will be held on April 30, 2013, at 10:00 a.m. Eastern Daylight Time, or EDT, at GIANT Center, 550 West Hersheypark Drive, Hershey, Pennsylvania 17033. Valid proxies received in connection with the annual meeting may be voted at the annual meeting and at any adjournments or postponements of that meeting.

Important Notice Regarding the Availability of Proxy Materials for the 2013 Annual Meeting of Stockholders to be held on April 30, 2013

Our notice of annual meeting and proxy statement, annual report to stockholders, electronic proxy card and other annual meeting materials are available on the Internet at *www.proxyvote.com*. We intend to begin mailing our Notice of Internet Availability of Proxy Materials to stockholders on or about March 19, 2013. At that time, we also will begin mailing paper copies of our proxy materials to stockholders who requested them. Please see page 2 of this proxy statement for more information on how these materials will be distributed.

INFORMATION ABOUT THE ANNUAL MEETING AND VOTING

Annual Meeting Information

What is a proxy statement and why is it important?

We hold a meeting of stockholders annually. This year's meeting will be held on April 30, 2013. There will be certain items of business that must be voted on by our stockholders at the meeting, and our Board of Directors is seeking your proxy to vote on these items. This proxy statement contains important information about The Hershey Company and the matters that will be voted on at the meeting. Please read these materials carefully so that you have the information you need to make informed decisions. Throughout this proxy statement, we will refer to ourselves as "The Hershey Company," "Hershey," "we," "our" or the "Company."

How are proxy solicitation and other required annual meeting materials distributed?

The Securities and Exchange Commission, or SEC, has adopted rules that allow us to mail a notice to our stockholders advising that our proxy statement, annual report to stockholders, electronic proxy card and related materials are available for viewing, free of charge, on the Internet. Stockholders may then access these materials and vote over the Internet or request delivery of a full set of materials by mail or email. We have elected to utilize this process for the 2013 annual meeting. We intend to begin mailing the required notice, called Notice of Internet Availability of Proxy Materials, or Notice, to stockholders on or about March 19, 2013. The proxy materials will be posted on the Internet, at *www.proxyvote.com*, no later than the day we begin mailing the Notice. If you receive a Notice, you will not receive a paper or email copy of the proxy materials unless you request one in the manner set forth in the Notice.

The Notice of Internet Availability of Proxy Materials contains important information, including:

- The date, time and location of the annual meeting;
- A brief description of the matters to be voted on at the meeting;
- A list of the proxy materials available for viewing on *www.proxyvote.com* and the control number you will use to access the site; and
- Instructions on how to access and review the proxy materials online, how to vote your shares over the Internet, and how to get a paper or email copy of the proxy materials, if that is your preference.

These rules give us the opportunity to serve you more efficiently by making the proxy materials available quickly online and reducing costs associated with printing and postage.

What is a proxy?

A proxy is your legal designation of another person to vote the stock that you own. The person you designate to vote your shares is also called a proxy. We have provided an electronic proxy card at *www.proxyvote.com* that you will use to vote your shares online or by telephone. If you requested a paper copy of our proxy materials, you also can vote using the proxy card enclosed with those materials. On our proxy card, you will find the names of the persons designated by the Company to act as proxies to vote your shares at the annual meeting. When you submit a valid proxy, the people named on the proxy card as proxies are required to vote your shares at the annual meeting in the manner you have instructed. Please turn to page 4 for more information about voting your shares.

What is the record date and why is it important?

The record date is the date used by our Board of Directors to determine which stockholders of the Company are entitled to receive notice of, and vote on the items presented at, the annual meeting. Our Board established March 4, 2013, as the record date for the 2013 annual meeting.

What is the difference between a registered stockholder and a stockholder who owns stock in street name?

If you hold shares of Hershey stock directly in your name, you are a registered stockholder. If you own your Hershey shares indirectly through a broker, bank or other holder of record, those shares are held in street name.

How do I gain admission to the annual meeting?

If you owned Hershey stock on the record date, you may attend the annual meeting. If you are a *registered stockholder*, you must bring with you the Notice of Internet Availability of Proxy Materials and a government-issued photo identification (such as a valid driver's license or passport) to gain admission to the meeting. If you did not receive a Notice because you elected to receive a paper copy of the proxy materials, please bring the admission ticket printed on the top half of the proxy card supplied with those materials, together with your government-issued photo identification, to gain admission to the meeting. If you receive your proxy materials by email, please call our Investor Relations Department at (800) 539-0261 and request an admission ticket for the meeting.

If you hold your shares in *street name* and want to attend the meeting, you must bring your government-issued photo identification, together with:

- The Notice of Internet Availability of Proxy Materials you received from your broker, bank or other holder of record; or
- A letter from your broker, bank or other holder of record indicating that you were the beneficial owner of Hershey stock as of the record date for the meeting; or
- Your most recent account statement indicating that you were the beneficial owner of Hershey stock as of the record date for the meeting.

What will occur at the annual meeting?

Following opening remarks, stockholders will be offered an opportunity to submit completed voting ballots on the proposals to be presented at this year's meeting. Following the vote, we will provide an update on our business followed by an opportunity for stockholders to ask questions. Finally, we will provide a preliminary report on the votes cast for each of the proposals presented at the meeting.

What proposals will I be voting on, and how does the Board of Directors recommend I vote?

	Proposal	Board Recommendation
No. 1	Election of ten directors, each to serve until the next annual meeting of stockholders and until his or her successor has been properly elected and qualified	FOR all nominees
No. 2	Ratification of the Audit Committee's selection of KPMG LLP as our independent auditors for the fiscal year ending December 31, 2013	FOR
No. 3	Approval, on a non-binding advisory basis, of a resolution approving the Company's executive compensation	FOR

What other matters might arise at the meeting?

We are not aware of any other matters that will be brought before the stockholders at the annual meeting. Except under very limited circumstances, stockholder proposals and nominations for director had to be submitted to us in advance and meet certain requirements in order to be eligible for consideration at the meeting. We described those requirements in our 2012 proxy statement. If any other item of business is properly presented for a vote at the annual meeting, the proxies will vote validly-executed proxies returned to us in accordance with their best judgment. Procedures for submitting stockholder proposals and nominations for director for the 2014 annual meeting are described beginning on page 87.

Voting Information

Does Hershey have more than one class of stock outstanding?

We have two classes of stock outstanding, Common Stock and Class B Common Stock. As of the record date for the annual meeting, there were 162,966,507 shares of Common Stock outstanding and 60,628,737 shares of Class B Common Stock outstanding. All of the outstanding shares of Common Stock and Class B Common Stock are entitled to be voted at the meeting.

What are the voting rights of each class of stock?

You may cast one vote for each share of Common Stock that you held as of the close of business on the record date. You may cast ten votes for each share of Class B Common Stock that you held as of the close of business on the record date.

What is a quorum and why is it important?

A quorum is the minimum number of votes entitled to be cast that must be present, either in person or by proxy, at the annual meeting in order to conduct business at the annual meeting. Votes will be deemed to be "present" at the meeting if a stockholder of record:

- Attends the meeting in person; or
- Properly submits a proxy in advance of the meeting by Internet, telephone or proxy card.

On most matters, the votes of the holders of the Common Stock and Class B Common Stock are counted together. However, there are some matters that must be voted on only by the holders of one class of stock. We will have a quorum for all matters to be voted on at the annual meeting if the following number of votes is present, in person or by proxy:

- *For any matter requiring the vote of the Common Stock voting separately:* a majority of the votes of the Common Stock outstanding on the record date.
- *For any matter requiring the vote of the Class B Common Stock voting separately:* a majority of the votes of the Class B Common Stock outstanding on the record date.
- *For any matter requiring the vote of the Common Stock and Class B Common Stock voting together without regard to class:* a majority of the votes of the Common Stock and Class B Common Stock outstanding on the record date.

It is possible that we could have a quorum for certain items of business to be voted on at the annual meeting and not have a quorum for other matters. If that occurs, we will proceed with a vote only on the matters for which a quorum is present.

Abstentions are counted as being present and entitled to vote in determining whether a quorum is present. Shares as to which "broker non-votes" exist will be counted as present and entitled to vote in determining whether a quorum is present for any matter requiring the vote of the Common Stock and Class B Common Stock voting together as a class, but will not be counted as present and entitled to vote in determining whether a quorum is present for any matter requiring the vote of the Common Stock or Class B Common Stock voting separately as a class. A "broker non-vote" occurs when a nominee, such as a broker, bank or other holder of record, holding shares for a *street name* owner, cannot vote on a particular proposal because the nominee does not have discretionary voting power for that particular matter and has not received instructions on how to vote from the *street name* owner.

What vote is required to approve each proposal?

Proposal No. 1: Election of Directors. Ten directors are to be elected at our annual meeting. As required by our certificate of incorporation and by-laws:

- One-sixth of the total number of our directors (which equates presently to two directors) will be elected by the holders of our Common Stock voting separately as a class.
- The remaining eight directors will be elected by the holders of our Common Stock and Class B Common Stock voting together without regard to class.

You can cast your vote "FOR" any or all of the director nominees named on the proxy card or "WITHHOLD" your vote on any or all of the nominees. Please refer to the voter website, *www.proxyvote.com*, for voting instructions. If you requested a paper copy of the proxy materials, voting instructions are contained on the proxy card enclosed with those materials.

Directors will be elected by *plurality*. That means the nominees who receive the greatest number of properly cast "FOR" votes will be elected.

Robert M. Malcolm and Anthony J. Palmer have been nominated by the Board for election by the holders of our Common Stock voting separately at the 2013 annual meeting. The other director nominees have been nominated for election by the holders of our Common Stock and Class B Common Stock voting together. Please go to page 27 for more information about Proposal No. 1.

Proposal Nos. 2 and 3. Each of Proposal Nos. 2 and 3 will be approved if the holders of record of our Common Stock and Class B Common Stock representing a majority of the votes present (in person or by proxy) and entitled to vote at the annual meeting vote in favor of each proposal. We have provided additional information about these proposals in this proxy statement.

How can I vote my shares before the meeting?

If you are a *registered stockholder*, there are three ways to vote your shares before the meeting:

- *By Internet (www.proxyvote.com):* Use the Internet to transmit your voting instructions until 11:59 p.m. EDT on April 29, 2013. Have your Notice of Internet Availability of Proxy Materials or proxy card with you when you access the website and follow the instructions to obtain your records and to create an electronic voting instruction form.
- *By telephone (800-690-6903):* Submit your vote by telephone until 11:59 p.m. EDT on April 29, 2013. Have your Notice of Internet Availability of Proxy Materials or proxy card in hand when you call and then follow the instructions you receive from the telephone voting site.
- *By mail:* If you requested a paper copy of the proxy materials, mark, sign and date the proxy card enclosed with those materials and return it in the postage-paid envelope we have provided. To be valid, proxy cards must be received before the start of the annual meeting. Proxy cards should be returned to The Hershey Company, c/o Broadridge, 51 Mercedes Way, Edgewood, New York 11717.

If your shares are held in *street name*, your broker, bank or other holder of record may provide you with a Notice of Internet Availability of Proxy Materials. Follow the instructions on the Notice to access our proxy materials and vote online or to request a paper or email copy of our proxy materials. If you received these materials in paper form, the materials included a voting instruction card so you can instruct your broker, bank or other holder of record how to vote your shares.

Further instructions on how to vote your shares are provided on the Notice of Internet Availability of Proxy Materials, the voter website, *www.proxyvote.com* and elsewhere in this proxy statement. If you requested a paper copy of the proxy materials, voting instructions also are contained on the proxy card enclosed with those materials.

Can I vote at the meeting?

If you are a *registered stockholder*, you can vote at the meeting any shares that were registered in your name as the stockholder of record as of the record date.

If your shares are held in *street name*, you are not a holder of record of those shares and cannot vote them at the annual meeting unless you have a legal proxy from the holder of record. If you plan to attend and vote your street-name shares at the annual meeting, you should request a legal proxy from your broker, bank or other holder of record and bring it with you to the meeting.

If you plan to vote at the meeting, please pick up a ballot at the designated voting booth upon your arrival. You may then either deposit your ballot in any of the designated ballot boxes located inside the meeting room before the meeting begins or submit your ballot to a meeting usher at the time designated during the meeting. *Ballots will not be distributed during the meeting.* Shares may not be voted after the polls close.

Whether or not you plan to attend the meeting, we strongly encourage you to vote by proxy prior to the meeting.

Can I revoke my proxy or change my voting instructions once submitted?

If you are a *registered stockholder*, you can revoke your proxy and change your vote prior to the annual meeting by:

- Sending a written notice of revocation to our Corporate Secretary at 100 Crystal A Drive, Hershey, Pennsylvania 17033 (the notification must be received by the close of business on April 29, 2013);
- Voting again by Internet or telephone prior to 11:59 p.m. EDT on April 29, 2013 (only the latest vote you submit will be counted); or
- Submitting a new properly signed and dated paper proxy card with a later date (your proxy card must be received before the start of the annual meeting).

If your shares are held in *street name*, you should contact your broker, bank or other holder of record about revoking your voting instructions and changing your vote prior to the meeting.

If you are eligible to vote at the annual meeting, you also can revoke your proxy or voting instructions and change your vote at the annual meeting by submitting a written ballot before the polls close.

What will happen if I submit my proxy but do not vote on a proposal?

If you submit a valid proxy but fail to provide instructions on how you want your shares to be voted, properly submitted proxies will be voted:

- "FOR" the election of all director nominees;
- "FOR" the ratification of the appointment of KPMG LLP as our independent auditors; and
- "FOR" the approval of the Company's executive compensation.

If any other item is properly presented for a vote at the meeting, the shares represented by your properly submitted proxy will be voted at the discretion of the proxies.

What will happen if I neither submit my proxy nor vote my shares in person at the annual meeting?

If you are a *registered stockholder*, your shares will not be voted.

If your shares are held in *street name*, your broker, bank or other holder of record may vote your shares on certain "routine" matters. The ratification of independent auditors is currently considered to be a routine matter. On this matter, your broker, bank or other holder of record can:

- Vote your street-name shares even though you have not provided voting instructions; or
- Choose not to vote your shares.

The other matters you are being asked to vote on are not routine and cannot be voted by your broker, bank or other holder of record without your instructions. When a broker, bank or other holder of record is unable to vote shares for this reason, it is called a "broker non-vote."

Are abstentions and broker non-votes counted in the vote totals?

If you mark or vote "abstain" on either Proposal No. 2 or 3, the abstention will have the effect of being counted as a vote "AGAINST" the proposal. Broker non-votes with respect to Proposal Nos. 1, 2 and 3 are not included in vote totals and will not affect the outcome of the vote on those proposals.

How do I vote if I am a participant in one of the Company's 401(k) Plans?

If you are a participant in either The Hershey Company 401(k) Plan or The Hershey Company Puerto Rico 401(k) Plan, you may have certain voting rights regarding shares of our Common Stock credited to your account in the plan. You do not own these shares. They are owned by the plan trustee.

The plan provides you with voting rights based on the number of shares of Hershey Common Stock that were constructively invested in your plan account as of the close of business on the record date. We originally contributed these shares to the plan on your behalf as matching or supplemental retirement contributions. You may vote these shares in much the same way as registered stockholders vote their shares, but you have an earlier deadline. Your vote must be received by the plan trustee by 11:59 p.m. EDT on April 25, 2013. You may vote these shares by following the instructions provided on the Notice of Internet Availability of Proxy Materials and on the voter website, *www.proxyvote.com*. If you requested a paper copy of the proxy materials, you also may vote by mail by signing, dating and returning the proxy/voting instruction card included with those materials.

By submitting voting instructions, you will direct the plan trustee:

- How to vote the shares of Common Stock allocated to your account in the plan; and
- How to vote a portion of the shares of Common Stock allocated to the accounts of other participants in the plan who have not submitted voting instructions by the deadline.

The plan trustee will submit one proxy to vote all shares of Common Stock in the plan. The trustee will vote the shares of participants submitting voting instructions in accordance with their instructions and will vote the remaining shares of Common Stock in the plan in the same proportion as the final votes of all participants who actually voted. Please note that, if you do not submit voting instructions for the shares of Common Stock in your account by the voting deadline, those shares will be included with the other undirected shares and voted by the trustee as described above. Because the trustee submits one proxy to vote all shares of Common Stock in the plan, you may not vote plan shares in person at the annual meeting.

How do I vote my shares in the Company's Automatic Dividend Reinvestment Service Plan?

Computershare, our transfer agent, has arranged for any shares that you hold in the Automatic Dividend Reinvestment Service Plan to be included in the total registered shares of Common Stock shown on the Notice of Internet Availability of Proxy Materials or proxy card we have provided you. By voting these shares, you also will be voting your shares in the Automatic Dividend Reinvestment Service Plan.

Additional Information about the Annual Meeting

Who will pay the cost of soliciting votes for the annual meeting?

We will pay the cost of preparing, assembling and furnishing proxy solicitation and other required annual meeting materials. We do not use a third-party solicitor. It is possible that our directors, officers and employees might solicit proxies by mail, telephone, telefax, electronically over the Internet or by personal contact, without receiving additional compensation. We will reimburse brokers, banks and other nominees, fiduciaries and custodians who nominally hold shares of our stock as of the record date for the reasonable costs they incur furnishing proxy solicitation and other required annual meeting materials to street-name holders who beneficially own those shares on the record date.

What is householding?

The SEC has adopted rules that allow us to send in a single envelope our Notice of Internet Availability of Proxy Materials or a single copy of our proxy solicitation and other required annual meeting materials to two or more stockholders sharing the same address. We may do this only if the stockholders at that address share the same last name or if we reasonably believe that the stockholders are members of the same family. If we are sending a Notice, the envelope must contain a separate Notice for each stockholder at the shared address. Each Notice must contain a unique control number that each stockholder will use to gain access to our proxy materials and vote online. If we are mailing a paper copy of our proxy materials, the rules require us to send each stockholder at the shared address a separate proxy card.

We believe this rule is beneficial to both our stockholders and to us. Our printing and postage costs are lowered anytime we eliminate duplicate mailings to the same household. However, stockholders at a shared address may revoke their consent to the householding program and receive their Notice in a separate envelope, or, if they have elected to receive a full copy of our proxy materials in the mail, receive a separate copy of these materials. If you have elected to receive paper copies of our proxy materials and want to receive a separate copy of these materials for our 2013 annual meeting, please call our Investor Relations Department, toll free, at (800) 539-0261. If you consented to the householding program and wish to revoke your consent for future years, simply call, toll free, (800) 542-1061, or write to Broadridge, Householding Department, 51 Mercedes Way, Edgewood, New York 11717.

What does it mean if I received more than one Notice or proxy card?

You probably have multiple accounts with us and/or brokers, banks or other holders of record. You should vote all of the shares represented by these Notices/proxy cards. Certain brokers, banks and other holders of record have procedures in place to discontinue duplicate mailings upon a stockholder's request. You should contact your broker, bank or other holder of record for more information. Additionally, our transfer agent, Computershare, can assist you if you want to consolidate multiple registered accounts existing in your name. To contact our transfer agent, write to Computershare, P.O. Box 43006, Providence, Rhode Island 02940-3006; or for overnight delivery, to Computershare, 250 Royall Street, Canton, Massachusetts 02021-1011; or call:

- (800) 851-4216 Domestic Holders
- (201) 680-6578 Foreign Holders
- (800) 952-9245 Domestic TDD line for hearing impaired
- (312) 588-4110 Foreign TDD line for hearing impaired

Will you publish the results of voting?

Preliminary results of voting will be announced at the annual meeting. We also will publish voting results in a current report on Form 8-K that we will file with the SEC within four business days following the meeting. If the Inspector of Elections for the annual meeting has not yet certified the voting results as final on the day we file the Form 8-K, we will note in the filing that the results are preliminary and publish the final results in a subsequent Form 8-K within four business days after the final voting results are known. The final results also will be posted in the "Investors" section of the Company's website, *www.thehersheycompany.com*, as soon as they are certified by the Inspector of Elections for the annual meeting. Questions also may be directed to our Investor Relations Department at (800) 539-0261.

GOVERNANCE OF THE COMPANY

What is corporate governance?

Corporate governance is the process by which companies govern themselves.

At The Hershey Company, day-to-day business activities are carried out by our employees under the direction and supervision of our Chief Executive Officer, or CEO. The Board of Directors oversees these activities. In doing so, each director is required to use his or her business judgment in the best interests of the Company. The Board's responsibilities include:

- Review of the Company's performance, strategies and major decisions;
- Oversight of the Company's compliance with legal and regulatory requirements and the integrity of its financial statements;
- Oversight of management, including review of the CEO's performance and succession planning for key management roles; and
- Oversight of compensation for the CEO, key executives and the Board, as well as oversight of executive compensation policies and programs.

What principles has the Board established with respect to corporate governance?

The general principles governing the functions of our Board and its committees are contained in the following documents:

- *Corporate Governance Guidelines:* Our Corporate Governance Guidelines provide the basic framework for the Board's role in the governance of the Company. The guidelines include the Board's policies regarding director independence, qualifications, responsibilities, access to management and outside advisors, compensation, continuing education, oversight of management succession and stockholding requirements. They also provide a process for directors to annually evaluate the performance of the Board.
- *Board Committee Charters:* The Board has adopted a charter for each standing committee of the Board – the Audit Committee, the Compensation and Executive Organization Committee, the Finance and Risk Management Committee, the Governance Committee and the Executive Committee. The charters comply with the requirements of the Sarbanes-Oxley Act of 2002, rules of the SEC and listing standards of the New York Stock Exchange. We believe the charters reflect current best practices in corporate governance.
- *Code of Ethical Business Conduct:* The Board has adopted a Code of Ethical Business Conduct. Adherence to this Code assures that our directors, officers and employees are held to the highest standards of integrity. The Code covers areas such as conflicts of interest, insider trading and compliance with laws and regulations. The Audit Committee oversees the Company's communication of, and compliance with, the Code.

You can view the Corporate Governance Guidelines, committee charters and Code of Ethical Business Conduct in the Investors section of our website, *www.thehersheycompany.com*. We will post amendments to any of these documents on our website as soon as possible after the effective date of the amendment. If any amendment or waiver of the Code of Ethical Business Conduct applies to directors or executive officers, our posting will appear within four business days of the amendment or waiver.

What is the composition of the Board and how often are members elected?

There currently are ten members of the Board. Each member's term will expire at the annual meeting. As discussed in greater detail beginning on page 27, the Board is recommending that you reelect each of these ten members for an additional one-year term at the annual meeting.

Which directors are independent, and how does the Board make that determination?

The Board determines which of our directors are independent. For a director to be considered independent under the listing standards of the New York Stock Exchange, the Board must affirmatively determine that the director has no direct or indirect material relationship with The Hershey Company. The Board has adopted categorical standards for independence that the Board uses in determining which directors are independent. Rather than have one set of standards for Board members as a whole and additional standards for Audit Committee members, as permitted by the New York Stock Exchange, the Board bases its determination of independence for all directors on the more stringent standards applicable to Audit Committee members. These standards are contained in our Corporate Governance Guidelines, which are available for viewing in the Investors section of our website, *www.thehersheycompany.com*.

Applying the categorical standards for independence, the listing standards of the New York Stock Exchange and rules of the SEC, the Board determined that the following directors recommended for election at the annual meeting are independent: Pamela M. Arway, Robert F. Cavanaugh, Charles A. Davis, Robert M. Malcolm, James M. Mead, James E. Nevels, Anthony J. Palmer, Thomas J. Ridge and David L. Shedlarz. The Board determined that John P. Bilbrey, President and Chief Executive Officer of The Hershey Company, is not independent because he is an executive officer of the Company.

Although there were no transactions, relationships or arrangements of the type or category described under the categorical standards that would disqualify any of the directors, other than Mr. Bilbrey, from being independent, in making its independence determinations with respect to Messrs. Cavanaugh, Mead and Nevels, the Board considered each of their roles as independent members of the board of directors of Hershey Trust Company and the board of managers (governing body) of Milton Hershey School and certain transactions the Company had or may have with these entities.

Hershey Trust Company, as trustee for the trust established by Milton S. and Catherine S. Hershey that has as its sole beneficiary Milton Hershey School, is our controlling stockholder. Throughout this proxy statement, as the context permits, we refer to Hershey Trust Company, in its capacity as trustee for the benefit of Milton Hershey School, as the "Milton Hershey School Trust." Hershey Trust Company, the Milton Hershey School Trust and companies owned by the Milton Hershey School Trust are considered affiliates of the Company under SEC rules. During 2012, we had a number of transactions with the Milton Hershey School Trust and companies owned by the Milton Hershey School Trust involving the purchase and sale of goods and services in the ordinary course of business and the leasing of real estate at market rates. We have outlined these transactions in greater detail in the section entitled "Certain Transactions and Relationships," beginning on page 84 of this proxy statement. We have provided information about Company stock owned by the Milton Hershey School Trust and by Hershey Trust Company as investments beginning on page 37.

Messrs. Cavanaugh, Mead and Nevels do not receive any compensation from The Hershey Company, from Hershey Trust Company or from Milton Hershey School other than compensation they receive or will receive in the ordinary course as board members of each of those entities. In addition, Messrs. Cavanaugh, Mead and Nevels do not participate in Board decisions in connection with the Company's transactions with the Milton Hershey School Trust and companies owned by the Milton Hershey School Trust. The Board therefore concluded that the relationships Messrs. Cavanaugh, Mead and Nevels have with the Company, other than as directors of the Company, are not material.

Do our independent directors meet separately in regularly-scheduled executive sessions, and, if so, who presides at those meetings?

Our independent directors meet regularly in executive session at the conclusion of every Board meeting and at other times as the independent directors deem necessary. Each executive session is chaired by James E. Nevels, our Chairman of the Board. In the Chairman's absence, executive sessions are chaired by an independent director assigned on a rotating basis. Members of the Audit Committee, Compensation and Executive Organization Committee, Finance and Risk Management Committee, Governance Committee and Executive Committee also meet regularly in executive session at the conclusion of committee meetings. Additional information about executive sessions is contained in our Corporate Governance Guidelines, which are available for viewing in the Investors section of our website, *www.thehersheycompany.com*.

Can I communicate with directors?

You may communicate with our directors in several ways. Communications regarding accounting, internal accounting controls or auditing matters may be addressed to the Audit Committee at the following address:

Audit Committee
c/o Corporate Secretary
The Hershey Company
100 Crystal A Drive
P.O. Box 810
Hershey, PA 17033-0810

You also may email the Audit Committee at auditcommittee@hersheys.com. Finally, you may submit your comments, confidentially and anonymously, if you desire, to the Audit Committee by calling the Hershey Concern Line at (800) 362-8321 or by accessing the Hershey Concern Line website at *www.HersheysConcern.com*.

You may contact the independent directors at the following address:

Independent Directors
c/o Corporate Secretary
The Hershey Company
100 Crystal A Drive
P.O. Box 810
Hershey, PA 17033-0810

You also may email the independent directors at independentdirectors@hersheys.com or contact the independent directors using the Hershey Concern Line telephone number or website noted above.

The Audit Committee will address communications from any interested party in accordance with our Board-approved Procedures for Submission and Handling of Complaints Regarding Compliance Matters, which are available for viewing in the Investors section of our website at *www.thehersheycompany.com*. Communications to the Audit Committee, independent directors and Hershey Concern Line are processed by the Office of General Counsel. The Office of General Counsel reviews and summarizes these communications and provides reports to the Audit Committee on a periodic basis. Communications regarding any accounting, internal control or auditing matter are reported immediately to the Audit Committee, as are allegations about our officers. Solicitations, junk mail and obviously frivolous or inappropriate communications are not forwarded to the Audit Committee, but copies are retained and made available to any director who wishes to review them.

How often did the Board meet in 2012?

The Board held six regular meetings and two special meetings in 2012. Each director attended at least 87% of all of the meetings of the Board and committees of the Board on which he or she served in 2012. Average attendance for all of these meetings equaled 97%.

What is the Company's policy regarding Board members' attendance at the annual meeting?

Directors are expected to attend our annual meetings of stockholders. All of the ten directors standing for election at our 2012 annual meeting, held on May 1, 2012, were in attendance at that meeting.

What is the Board's leadership structure, and why is it the best structure for the Company at this time?

The Board's current leadership structure separates the roles of the Chairman of the Board of Directors and the Chief Executive Officer. Our Chairman of the Board presides at all Board and stockholder meetings, approves the agendas for all Board meetings and sees that all orders, resolutions and policies adopted or established by the Board are carried into effect. The Board has determined that our Chairman is an independent member of the Board under the listing standards of the New York Stock Exchange and our Corporate Governance Guidelines. Our Chief Executive Officer is responsible for the Company's strategic focus and oversees the day-to-day operations of the Company. He also serves as a member of the Board and is the primary liaison between the Board and Company management.

Our Board believes that separation of the roles of Chairman and Chief Executive Officer is the best governance model for the Company at this time. Under this model, our Chairman can devote his attention to assuring that the Company has the proper governance controls in place, that our Board is properly structured from the standpoints of membership, size and diversity, and that management has the support it needs from the Board to carry out the Company's strategic priorities. The Chief Executive Officer, relieved of the duties normally performed by the Chairman, is free to focus his entire attention on growing and strengthening the business.

What is the Board's role in risk oversight?

Our Board takes an active role in risk oversight. In August 2009, the Board established a Finance and Risk Management Committee. This Committee was established, in part, to enhance the Board's oversight of how senior management manages the material risks facing the Company.

The Finance and Risk Management Committee is composed of independent directors and operates in accordance with a written charter. The Committee meets periodically with management to discuss risk topics pursuant to the Committee's rolling agenda. Reports are then provided by the Committee to the Board at the Board's next regularly-scheduled meeting. The Chair of the Finance and Risk Management Committee also meets at least annually with the Audit Committee to discuss the Company's risk management programs. The Audit Committee includes a summary of these discussions in its report to the Board at the Board's next regularly-scheduled meeting.

In addition, when setting the performance measures and goals for the Company's incentive plans for 2012 and 2013, the Compensation and Executive Organization Committee of the Board received management's views on whether the incentive plans' measures or goals may encourage inappropriate risk-taking by the Company's officers or employees. Management noted, and the Committee concurred and reported to the full Board, that the performance measures and goals were tied to the Company's strategic objectives and achievable financial performance centered on the Company's publicly-announced financial expectations. As such, the incentive plans were believed not to encourage risk-taking outside of the range of risks contemplated by the Company's business plan.

What are the committees of the Board and what are their functions?

The Board has five standing committees: Audit, Compensation and Executive Organization, Finance and Risk Management, Governance, and Executive. The Board also establishes, from time to time, committees of limited duration for a special purpose. Our Corporate Governance Guidelines require that every member of the Audit Committee, Compensation and Executive Organization Committee, Finance and Risk Management Committee, and Governance Committee be independent.

Audit Committee 11 meetings in 2012

Members:	Charles A. Davis (Chair) Pamela M. Arway James M. Mead James E. Nevels
Independence:	The Board determined that all directors on this Committee are independent under applicable listing standards of the New York Stock Exchange, Rule 10A-3 under the Securities Exchange Act of 1934, as amended, and the Company's Corporate Governance Guidelines.
Responsibilities:	Assists the Board in its oversight of the integrity of the Company's financial statements, the Company's compliance with legal and regulatory requirements, the qualifications and independence of the Company's independent auditors and the performance of the independent auditors and the Company's internal audit function; Directly oversees and has direct responsibility for the appointment, compensation, retention and oversight of the work of the independent auditors; Approves all audit and non-audit engagement fees and terms with the independent auditors; Reviews and oversees, in consultation with the Finance and Risk Management Committee, the guidelines and policies governing the process by which the Company assesses and manages risk; and Administers our Procedures for Submission and Handling of Complaints Regarding Compliance Matters.
Charter:	A current copy of the charter of the Audit Committee may be viewed on the Company's website at *www.thehersheycompany.com* in the Investors section. The charter prohibits any member of the Audit Committee from serving on the audit committees of more than two other public companies unless the Board determines that such simultaneous service would not impair the ability of the director to effectively serve on the Committee. Should the Board ever make such a determination, it will be posted on the Company's website.
Qualifications:	The Board has determined that all directors on this Committee are financially literate. The Board also determined that Messrs. Davis, Mead and Nevels qualify as "audit committee financial experts" as defined in SEC regulations and that each has accounting or related financial management expertise.

Compensation and Executive Organization Committee 8 meetings in 2012

Members:	Robert F. Cavanaugh (Chair) Pamela M. Arway Robert M. Malcolm Anthony J. Palmer David L. Shedlarz
Independence:	The Board determined that all directors on this Committee are independent under the listing standards of the New York Stock Exchange and the Company's Corporate Governance Guidelines.
Responsibilities:	Establishes the compensation of the Company's executive officers (other than the Chief Executive Officer) and oversees the compensation policies and programs for all executive officers; Evaluates the performance of and recommends to the independent directors of the full Board as a group the compensation of the Company's Chief Executive Officer; Reviews and recommends to the full Board the form and amount of director compensation; Grants performance stock units, stock options, restricted stock units and other rights under the Long-Term Incentive Program of the Company's Equity and Incentive Compensation Plan ("Incentive Plan"); Establishes target-award levels and makes awards under the Annual Incentive Program of the Incentive Plan; Administers the Incentive Plan; Monitors executive compensation arrangements for consistency with corporate objectives and stockholders' interests; Reviews the executive organization of the Company; and Monitors the development of personnel available to fill key executive positions as part of the succession planning process.
Charter:	A current copy of the charter of the Compensation and Executive Organization Committee may be viewed on the Company's website at *www.thehersheycompany.com* in the Investors section.

The Compensation and Executive Organization Committee recommends or establishes director and executive officer compensation in accordance with the authority granted by its charter and the Board-approved compensation plans the Committee oversees. The Committee may delegate its responsibilities under limited circumstances to a subcommittee composed only of a subset of Committee members. Also, under the terms of the Board- and stockholder-approved Incentive Plan, the Committee is authorized to provide our CEO with limited authority to make stock-based awards to employees other than executive officers in connection with recruitment, retention, performance recognition or promotion. The Incentive Plan does not authorize our CEO to make grants to our executive officers.

The Committee engaged Mercer (US) Inc. ("Mercer"), an executive compensation consultant, to provide independent assistance to the Committee with respect to the Committee's development and refinement of our compensation policies and the Committee's assessment of whether our compensation programs support our business objectives, are market competitive and are cost-efficient.

Under its engagement letter with the Committee, Mercer has acknowledged that the firm is retained by and performs its service for the Committee while working with management to provide advice, counsel and recommendations that reinforce the Company's business strategy, economics, organization and management approach. Mercer has provided and continues to provide services and products to the Company in addition to its work for the Committee, including services related to global compensation studies and surveys for various geographies. Mercer and its affiliates also provide products and services to the Company that are unrelated to compensation, including expatriate consulting services (provided by Mercer), international benefit claims processing services (provided by Mercer), corporate identity consulting services (provided by Lippincott) and property insurance consulting services (provided by Marsh USA Inc. and Marsh INSCO LLC). The Committee reviews and pre-approves all fees for services related to executive and director compensation provided by Mercer, as well as fees for compensation-related products and services provided to the Company in the United States if such fees exceed, in the aggregate, $10,000. The Committee also reviews fees paid to Mercer for compensation-related products or services provided to the Company outside the United States. The Committee has no role in the engagement of Mercer or Mercer affiliates that provide products or services to the Company that are unrelated to compensation, however, the Committee reviews the fees for such products and services concurrently with its review of compensation-related fees paid to Mercer.

The fees paid to Mercer and its affiliates for services provided in 2012 were as follows:

Services related to executive and director compensation		$ 348,058
Other services:		
• Compensation-related products and services	$744,862	
• Services unrelated to compensation	$828,936	
• Total other services		$1,573,798

The Committee also has received and discussed with Mercer its letter to the Committee addressing factors relevant under SEC rules in assessing whether Mercer's work for the Committee has raised any conflicts of interest as well as Mercer's belief that no conflict of interest exists in its role as an adviser to the Committee. The factors addressed included the extent of any business or personal relationships with any member of the Committee or any executive officer of the Company; Mercer and its affiliates' provision of other services to the Company; the level of fees received from the Company as a percentage of total revenue of Mercer's parent company; the policies and procedures employed by Mercer to avoid conflicts of interest; and any ownership of Company stock by individuals employed by Mercer to advise the Committee. After considering these and other factors in their totality, no conflicts of interest with respect to Mercer's advice were identified by the Committee.

Mercer provides the Committee with advice, counsel and recommendations with respect to the composition of the peer group and competitive data used for benchmarking our compensation program and financial performance. The Committee uses this and other information provided by Mercer to reach an independent recommendation regarding compensation to be paid to our CEO. The Committee's final recommendation is then given to the independent directors of our Board for review and final approval.

In establishing compensation levels and awards for executive officers other than our CEO, the Committee takes into consideration the recommendations of Mercer and Company management, evaluations by our CEO of each officer's individual performance and Company performance. The Committee evaluates director compensation primarily on the basis of peer group data used for benchmarking director compensation provided by Mercer.

Please turn to page 42 for additional information regarding our executive compensation programs and page 23 for information regarding compensation of our directors.

Finance and Risk Management Committee — 7 meetings in 2012

Members:	David L. Shedlarz (Chair) Robert F. Cavanaugh Robert M. Malcolm Anthony J. Palmer Thomas J. Ridge
Independence:	The Board determined that all directors on this Committee are independent under the listing standards of the New York Stock Exchange and the Company's Corporate Governance Guidelines.
Responsibilities:	Assists the Board in fulfilling its oversight responsibilities relating to the Company's management of its assets, liabilities and risks; Reviews and makes recommendations regarding capital projects, acquisitions and dispositions of assets and changes in capital structure; Reviews the Company's annual budget and monitors performance against operational plans; Recommends the terms of the Company's principal banking relationships, credit facilities and commercial paper programs; and Reviews and oversees, in consultation with the Audit Committee, the guidelines and policies governing the process by which the Company assesses and manages risk.
Charter:	A current copy of the charter of the Finance and Risk Management Committee may be viewed on the Company's website at *www.thehersheycompany.com* in the Investors section.

Governance Committee 5 meetings in 2012

Members:	Pamela M. Arway (Chair) Robert F. Cavanaugh James E. Nevels Thomas J. Ridge
Independence:	The Board determined that all directors on this Committee are independent under the listing standards of the New York Stock Exchange and the Company's Corporate Governance Guidelines.
Responsibilities:	Reviews and makes recommendations on the composition of the Board and its committees; Identifies, evaluates and recommends candidates for election to the Board consistent with the Board's membership qualifications; Reviews and makes recommendations to the full Board on corporate governance matters, including the Company's Corporate Governance Guidelines; Administers the Company's Related Person Transaction Policy as directed by the Board; and Evaluates the performance of the full Board, its independent committees and each director.
Charter:	A current copy of the charter of the Governance Committee may be viewed on the Company's website at *www.thehersheycompany.com* in the Investors section.

Executive Committee No meetings in 2012

Members:	James E. Nevels (Chair) Pamela M. Arway Robert F. Cavanaugh Charles A. Davis David L. Shedlarz
Responsibilities:	Manages the business and affairs of the Company, to the extent permitted by the Delaware General Corporation Law, when the Board is not in session. A subcommittee consisting of the independent directors on this Committee who are not affiliated with Hershey Trust Company, Hershey Entertainment & Resorts Company and/or Milton Hershey School, or any subsidiary, division or affiliate of any of the foregoing, reviews and approves in advance any transaction not in the ordinary course of business between the Company and any of these entities, unless the Board or Corporate Governance Guidelines specify a different approval process. Currently, our Corporate Governance Guidelines provide that, unless directed otherwise by the independent members of our Board who have no affiliation with any of the above entities, such transactions will be reviewed and approved in advance by a special committee consisting of the directors elected by the holders of our Common Stock voting separately, and only in the absence of such directors will the subcommittee of this Committee approve such transactions. For more information regarding the review, approval or ratification of transactions involving the Company and these entities, please refer to the section entitled Certain Transactions and Relationships beginning on page 84.
Charter:	A current copy of the charter of the Executive Committee may be viewed on the Company's website at *www.thehersheycompany.com* in the Investors section.

How are nominees for the Board selected?

The Governance Committee is responsible for identifying and recommending to the Board candidates for Board membership. The Milton Hershey School Trust, our controlling stockholder, also may from time to time recommend to the Governance Committee, or elect outright, individuals to serve on our Board.

The Governance Committee considers recommendations from directors, stockholders (including the Milton Hershey School Trust) or other sources. Occasionally, the Governance Committee engages a paid third-party consultant to assist it in identifying and evaluating director candidates. The Governance Committee has sole authority under its charter to retain, compensate and terminate these consultants. The Governance Committee has established a policy that it will not recommend a candidate to the full Board until all members of the Committee have interviewed and approved the candidate for nomination.

Our Corporate Governance Guidelines describe the experience, qualifications, attributes and skills sought by the Board of any Board nominee. Generally, the Board seeks individuals with skills and backgrounds that will complement those of other directors and maximize the diversity and effectiveness of the Board as a whole.

In reviewing the qualifications of prospective directors, the Board considers factors it deems appropriate, including the candidate's:

- Integrity;
- Judgment;
- Skill;
- Diversity;
- Ability to express informed, useful and constructive views;
- Experience with businesses and other organizations of comparable size;
- Ability to commit the time necessary to learn our business and to prepare for and participate actively in committee meetings and in Board meetings;
- Experience and how it relates to the experience of the other Board members; and
- Overall desirability as an addition to the Board and its committees.

The Board seeks individuals having knowledge and experience in such disciplines as finance, international business, marketing, mergers and acquisitions, supply chain management, information technology, human resources and consumer products. The Board also seeks individuals who bring unique and varied perspectives and life experiences to the Board. As such, the Governance Committee assists the Board by recommending prospective director candidates who will enhance the overall diversity of the Board. The Board views diversity broadly, taking into consideration the age, professional experience, race, education, gender and other attributes of its members.

The Governance Committee does not distinguish between nominees recommended by stockholders and other nominees. However, stockholders desiring to nominate a director candidate at the annual meeting must comply with certain procedures. We explained the procedures for nominating a director candidate at this year's annual meeting in our 2012 proxy statement. If you are a stockholder and desire to nominate a director candidate at next year's annual meeting, you must comply with the procedures for nomination set forth in the section entitled "Information about the 2014 Annual Meeting," beginning on page 87. Stockholders who do not intend to nominate a director at an annual meeting may recommend a director candidate to the Governance Committee for consideration at any time. Stockholders desiring to do so must submit their recommendation in writing to The Hershey Company, c/o Corporate Secretary, 100 Crystal A Drive, Hershey, Pennsylvania 17033-0810, and include in the submission all of the information that would be required if the stockholder nominated the candidate at an annual meeting as described above and in the section beginning on page 87. The Governance Committee may require the nominating stockholder to submit additional information before considering the candidate.

Does the Board impose a maximum age limit for directors?

Our Corporate Governance Guidelines provide that directors will not be nominated for reelection after their 72nd birthday. All of the directors standing for election at the 2013 annual meeting of stockholders satisfied the applicable age requirement at the time of their nomination.

DIRECTOR COMPENSATION

How are directors compensated?

The Company maintains a Directors' Compensation Plan designed to:

- Attract and retain highly-qualified, non-employee directors; and
- Align the interests of non-employee directors with those of our stockholders by paying a portion of their compensation in units representing shares of our Common Stock.

Directors who are employees of the Company receive no additional compensation for their service on our Board. Mr. Bilbrey, our current President and Chief Executive Officer, is the only employee of the Company who also served as a director during 2012 and thus received no additional compensation for his Board service.

The Board targets non-employee director compensation at the 50th percentile of compensation paid to directors at a peer group of companies we call the Compensation Peer Group. Information about the Compensation Peer Group is included in the Compensation Discussion and Analysis beginning on page 42. Each year, with the assistance of the Compensation and Executive Organization Committee and the Committee's compensation consultant, the Board reviews the compensation paid to directors at companies in the Compensation Peer Group and establishes its compensation in accordance with its target. As a result of its review in December 2011, the Board made the following changes to director compensation for 2012:

- Increased the annual fee paid to the chairs of the Audit Committee, the Compensation and Executive Organization Committee and the Finance and Risk Management Committee, from $10,000 to $15,000, effective January 1, 2012.

Therefore, compensation paid to non-executive directors in 2012 was as follows:

• Annual retainer for Chairman of the Board	$195,000
• Annual retainer for other non-employee directors	$ 90,000
• Annual restricted stock unit award	$120,000
• Annual fee for chairs of the Audit Committee, Compensation and Executive Organization Committee and Finance and Risk Management Committee	$ 15,000
• Annual fee for the chair of the Governance Committee	$ 10,000

Payment of Annual Retainer and Committee Chair Fees

Non-employee directors may elect to receive all or a portion of the annual retainer in cash or Common Stock. Non-employee directors also may elect to defer receipt of the retainer or committee chair fees until the date their membership on the Board ends. Committee chair fees that are not deferred are paid only in cash. Non-employee directors choosing to defer all or a portion of their retainer or committee chair fees may invest the deferred amounts in two ways:

- In a cash account that values the performance of the investment based upon the performance of one or more third-party investment funds, as selected by the director. These investment funds were selected from the mutual funds or other investment options available to all employees participating in our 401(k) Plan. Amounts invested in the cash account are paid only in cash.

- In a deferred common stock unit account that we value according to the performance of our Common Stock, including reinvested dividends. Amounts invested in the deferred common stock unit account are paid in shares of Common Stock.

Restricted Stock Units

Restricted stock units, or RSUs, are granted quarterly to non-employee directors on the first day of January, April, July and October. In 2012, the number of RSUs granted in each quarter was determined by dividing $30,000 by the average closing price of a share of our Common Stock on the New York Stock Exchange on the last three trading days preceding the grant date. RSUs awarded to non-employee directors vest one year after the date of grant, or earlier upon termination of the director's membership on the Board by reason of retirement (termination of service from the Board after the director's 60th birthday), death or disability, for any reason after a change in control, or such other circumstances as the Board may determine. Once vested, RSUs are paid to directors only in shares of Common Stock or, at the option of the director, deferred as common stock units under the Directors' Compensation Plan until the director's membership on the Board ends. Dividend equivalent units are credited at regular rates on the RSUs during the restriction period and, upon vesting of the RSUs, are paid currently in shares of Common Stock or deferred as common stock units together with RSUs the director has deferred. As of March 4, 2013, Messrs. Davis, Malcolm, Mead, Nevels, Ridge and Shedlarz had attained retirement age for purposes of the vesting of RSUs.

Other Compensation, Reimbursements and Programs

The Board occasionally establishes committees of limited duration for special purposes. The Board will consider paying additional compensation to non-employee directors who serve on special committees, generally $1,250 per meeting, if the special committee holds six or more meetings, each lasting one hour or more. No director received compensation for service on a special committee in 2012.

Prior to 1997, directors participated in our Directors' Charitable Award Program. No directors have been added to the program since 1996 and our obligations under the program were not affected by the service of any director during 2012. Under the program, upon the participating director's death, the Company makes a charitable gift to an educational institution designated by the director. The amount of the donation varies, depending upon the director's length of service, with a maximum donation of $1 million after five years of service. As of December 31, 2012, there were 16 former directors who participated in the program for whom we are committed to make charitable contributions aggregating $15.8 million. No current director participates in this program.

We reimburse our directors for travel and other out-of-pocket expenses they incur when attending Board and committee meetings and for minor incidental expenses they incur when performing directors' services. We also provide reimbursement for at least one director continuing education program each year. Directors receive travel accident insurance while traveling on the Company's business and receive discounts on the purchase of our products to the same extent and on the same terms as all of our employees. Directors also are eligible to participate in the Company's Gift Matching Program. Under the Gift Matching Program, the Company will match, upon a director's request, contributions made by the director to one or more charitable organizations, on a dollar-for-dollar basis up to a maximum aggregate contribution of $5,000 annually.

We do not award stock options or maintain a non-equity incentive plan or defined benefit pension plan for our non-employee directors.

The following table and explanatory footnotes provide information with respect to the compensation paid or provided to non-employee directors during 2012 in accordance with the policies and programs described above.

Director Compensation
2012

Name	Fees Earned and/or Paid in Cash[(1)] ($)	Stock Awards[(2)] ($)	All Other Compensation[(3)] ($)	Total ($)
Pamela M. Arway	100,000	120,000	5,000	225,000
Robert F. Cavanaugh	105,000	120,000	4,750	229,750
Charles A. Davis	105,000	120,000	5,000	230,000
Robert M. Malcolm	90,000	120,000	5,000	215,000
James M. Mead	90,000	120,000	5,000	215,000
James E. Nevels	195,000	120,000	5,000	320,000
Anthony J. Palmer	90,000	120,000	—	210,000
Thomas J. Ridge	90,000	120,000	5,000	215,000
David L. Shedlarz	105,000	120,000	—	225,000

(1) This column includes amounts earned and/or paid in cash or shares of Common Stock at the election of the director or deferred by the director under the Directors' Compensation Plan. A director may choose to have his or her retainer and committee chair fee deferred in the form of cash or Common Stock until his or her membership on the Board ends. Amounts credited as earnings on amounts deferred under the Directors' Compensation Plan are based on mutual funds or other investment options available to all participants in our 401(k) Plan or our Common Stock and, accordingly, the earnings credited during 2012 were not "above market" or "preferential" earnings.

The following table sets forth the portion of fees paid in cash or Common Stock, and the portion deferred with respect to retainers and fees earned during 2012:

Name	Immediate Payment			Deferred and Investment Election		
	Cash Paid ($)	Value Paid in Shares of Common Stock ($)	Number of Shares of Common Stock (#)	Value Deferred to a Cash Account ($)	Value Deferred to a Common Stock Unit Account ($)	Number of Deferred Common Stock Units (#)
Pamela M. Arway	100,000	—	—	—	—	—
Robert F. Cavanaugh	105,000	—	—	—	—	—
Charles A. Davis	105,000	—	—	—	—	—
Robert M. Malcolm	90,000	—	—	—	—	—
James M. Mead	90,000	—	—	—	—	—
James E. Nevels	136,500	58,500	883	—	—	—
Anthony J. Palmer	—	90,000	1,358	—	—	—
Thomas J. Ridge	—	—	—	—	90,000	1,359
David L. Shedlarz	105,000	—	—	—	—	—

(2) This column presents the dollar amount recognized as expense during 2012 for financial statement reporting purposes with respect to RSUs awarded to the directors during 2012. RSUs awarded to directors are charged to expense in the Company's financial statements at the grant date fair value on each quarterly grant date. The target annual grant date fair value of the RSUs for each director during 2012 was $120,000.

The following table provides information with respect to the number and market value of deferred common stock units and RSUs held by each director as of December 31, 2012, based on the $72.22 closing price of our Common Stock as reported by the New York Stock Exchange on December 31, 2012, the last trading day of the year. The information presented includes the accumulated value of each director's common stock units and RSUs. Balances shown below include dividend equivalent units credited in the form of additional common stock units on retainers and committee chair fees that have been deferred as common stock units and dividend equivalent units credited in the form of additional common stock units on RSUs.

Name	Number of Deferred Common Stock Units (#)	Market Value of Retainers and Committee Chair Fees Deferred to the Common Stock Unit Account as of December 31, 2012 ($)	Number of RSUs (#)	Market Value of RSUs as of December 31, 2012 ($)
Pamela M. Arway	—	—	1,853	133,824
Robert F. Cavanaugh	31,700	2,289,374	1,853	133,824
Charles A. Davis	—	—	1,853	133,824
Robert M. Malcolm	—	—	2,000	144,440
James M. Mead	1,470	106,163	1,853	133,824
James E. Nevels	—	—	1,853	133,824
Anthony J. Palmer	—	—	1,853	133,824
Thomas J. Ridge	22,766	1,644,161	1,853	133,824
David L. Shedlarz	—	—	1,853	133,824

(3) This column represents the Company match for contributions made by the director to one or more charitable organizations during 2012 under the Gift Matching Program.

Have there been any changes to director compensation since the end of 2012?

Following a review of competitive data, the Board elected to increase the annual retainer paid to the Chairman of the Board from $195,000 to $215,000, effective January 1, 2013. Except for this change, all other elements of director compensation described above remain unchanged for 2013.

PROPOSAL NO. 1 – ELECTION OF DIRECTORS

How many directors are standing for election?

Ten directors are to be elected at the annual meeting. Each director is expected to serve until the next annual meeting and until his or her successor has been elected and qualified.

What happens if a nominee becomes unavailable for election?

All nominees for election as director have indicated their willingness to serve if elected. If a nominee becomes unavailable for election for any reason, the proxies will have discretionary authority to vote for a substitute.

Who are the nominees?

The Board unanimously recommends the following nominees for election at the annual meeting, each of whom is currently a member of the Board. These nominees were recommended to the Board by the Governance Committee. In making its recommendation, the Governance Committee considered the experience, qualifications, attributes and skills of each nominee as set forth in the biographies below. The Governance Committee also reviewed each director's past performance on our Board, as reflected in the Committee's annual evaluation of Board and individual director performance. This evaluation considers, among other things, each director's individual contributions to the Board, the director's ability to work collaboratively with other directors and the effectiveness of the Board as a whole.



PAMELA M. ARWAY, age 59, has been a Hershey director since May 2010. She chairs the Governance Committee and is a member of the Audit Committee, the Compensation and Executive Organization Committee and the Executive Committee. Ms. Arway retired in October 2008 as Senior Advisor to the Chairman and Chief Executive Officer of American Express Company, Inc., New York, New York, a global payments, network and travel company. She held that position during 2008 until her retirement. From October 2005 to January 2008, she was President, Japan/Asia Pacific/Australia Region, American Express International, Inc., Singapore; from December 2004 to October 2005, she was Chief Executive Officer, American Express Australia Ltd., Sydney, Australia; and from July 2000 to December 2004, she was Executive Vice President and General Manager, Corporate Travel North America, American Express Company, Inc. Throughout her 21-year career with American Express Company, Inc., Ms. Arway gained experience in the areas of finance, marketing, international business, government affairs, consumer products and human resources. She has been a director of DaVita HealthCare Partners, Inc., since July 2009. Ms. Arway holds a bachelor's degree in languages from Memorial University of Newfoundland and a Masters of Business Administration degree from Queen's University, Kingston, Ontario, Canada.



JOHN P. BILBREY, age 56, has been a Hershey director since June 2011. He was elected President and Chief Executive Officer of The Hershey Company effective May 17, 2011. From November 2010 to May 2011, he was Executive Vice President, Chief Operating Officer, and from December 2007 until November 2010, he was Senior Vice President, President Hershey North America. From November 2005 to December 2007, he was Senior Vice President, President International Commercial Group, and was Senior Vice President, President Hershey International from November 2003 until November 2005. As our President and Chief Executive Officer, Mr. Bilbrey is responsible for day-to-day global operations and commercial activities and has a thorough and comprehensive knowledge of all aspects of the Company's business. He has extensive experience in the consumer packaged goods and fast-moving consumer goods categories in the United States and international markets and has the benefit of having served as both a Chief Executive Officer and Chief Operating Officer of the Company. Prior to joining Hershey, Mr. Bilbrey held executive positions at Mission Foods and Danone Waters of North America, Inc., a division of Groupe Danone, Paris, France, responsible for all operations of Groupe Danone's North American water division. He also served in positions of increasing responsibility in the United States as well as numerous international assignments during his 22 years at The Procter & Gamble Company. Mr. Bilbrey has been a director of McCormick & Company, Incorporated since November 2005. He holds a bachelor's degree in psychology from Kansas State University.



ROBERT F. CAVANAUGH, age 54, has been a Hershey director since October 2003. He chairs the Compensation and Executive Organization Committee and is a member of the Finance and Risk Management Committee, the Governance Committee and the Executive Committee. Mr. Cavanaugh is Chairman of the board of directors of Hershey Trust Company and the board of managers of Milton Hershey School. He is one of three representatives of the Milton Hershey School Trust currently serving on our Board. Mr. Cavanaugh, a 1977 graduate of Milton Hershey School, brings unique perspectives to our Board not only as a representative of our largest stockholder, but also of the school that is its sole beneficiary. Mr. Cavanaugh is the Chief Executive Officer of ValueRock Investment Partners, Irvine, California, an owner/operator of real estate properties located throughout the western United States. He has held this position since January 2013. From October 2011 to January 2013, Mr. Cavanaugh was Chief Investment Officer of Vestar Development Company, Phoenix, Arizona, one of the leading privately held real estate companies in the western United States. From October 1999 to October 2011, he was Managing Director of DLJ Real Estate Capital Partners, Los Angeles, California, a leading global real estate private equity firm. Prior to joining DLJ Real Estate Capital Partners, Mr. Cavanaugh held positions with Deutsche Bank Securities (where he founded and oversaw that firm's real estate investment banking effort on the West Coast), Goldman, Sachs & Co. and LaSalle Partners. He has experience in investment banking, finance, real estate and risk management. Mr. Cavanaugh holds a bachelor's degree in economics, *cum laude*, from the Wharton School of the University of Pennsylvania and a Masters of Business Administration degree from Harvard Business School where he earned academic honors.



CHARLES A. DAVIS, age 64, has been a Hershey director since November 2007. He chairs the Audit Committee and is a member of the Executive Committee. Mr. Davis is Chief Executive Officer of Stone Point Capital LLC, Greenwich, Connecticut, a global private equity firm. Mr. Davis has held that position since June 2005 when the firm was established. Prior to that, Mr. Davis was with MMC Capital, Inc., the private equity business of Marsh & McLennan Companies, Inc., serving as President from April 1998 to December 2002, Chief Executive Officer from January 1999 to May 2005 and Chairman from January 2002 to May 2005. He also served as a Vice Chairman of Marsh & McLennan Companies, Inc., a global professional services firm and the parent of MMC Capital, Inc., from September 1999 to May 2005. Prior to joining MMC Capital, Inc. in 1998, Mr. Davis spent 23 years at Goldman, Sachs & Co. where he served as head of Investment Banking Services worldwide, co-head of the Americas Group, head of the Financial Services Industry Group, a member of the International Executive Committee and a General Partner. He has experience in finance, investment banking, international business and real estate, in addition to having experience as a chief executive officer, and qualifies as an audit committee financial expert. Mr. Davis has been a director of AXIS Capital Holdings Limited since November 2001 and a director of The Progressive Corporation since October 1996. Mr. Davis was formerly a director of Merchants Bancshares, Inc., from June 1985 to February 2008. Mr. Davis holds a bachelor's degree from the University of Vermont and a Masters of Business Administration degree from Columbia University Graduate School of Business.



ROBERT M. MALCOLM, age 60, has been a Hershey director since December 2011. He is a member of the Compensation and Executive Organization Committee and the Finance and Risk Management Committee. He has been nominated for election by the holders of the Common Stock voting separately as a class. Mr. Malcolm retired in December 2008 as President, Global Marketing, Sales & Innovation of Diageo PLC, London, UK, the world's leading premium drinks company. He held that position from June 2002. From September 2001 to June 2002, he was President, Global Market, Sales and Innovation for Guinness UDV, a division of Diageo. From December 1999 to September 2001, Mr. Malcolm served as Global Marketing Director – United Distillers & Vintners, a division of Diageo, and was based in London. At the time of his retirement, Mr. Malcolm was responsible for strategy, equity management, innovation and global orchestration for more than 120 brands, as well as functional performance for both the marketing and global sales organization. Prior to joining Diageo, Mr. Malcolm spent 24 years at The Procter & Gamble Company in positions of increasing responsibility, departing in June 1999 as Vice President, General Manager, Beverages Europe, Middle East, Africa. He is a globally recognized expert in strategic marketing and is currently a professor at the Wharton School of the University of Pennsylvania, in the Wharton MBA and Executive programs. He has experience in international business and in the marketing and sales of consumer products, including consumer packaged goods and fast moving consumer goods. Mr. Malcolm serves on the board of directors of the American Marketing Association, on the advisory boards of Just Marketing, Inc. and Effective Brands and is a senior advisor to Boston Consulting Group. He was formerly a director of Logitech International S.A. from June 2007 to September 2010. Mr. Malcolm holds a bachelor's degree in marketing and a Masters of Business Administration degree in marketing, both from the University of Southern California.



JAMES M. MEAD, age 67, has been a Hershey director since April 2011. He is a member of the Audit Committee. Mr. Mead is a director and non-executive president of Hershey Trust Company and a member of the board of managers of Milton Hershey School. He is one of three representatives of the Milton Hershey School Trust serving on our Board. In addition to bringing to our Board the perspectives of the Milton Hershey School Trust, Mr. Mead brings extensive business and leadership experience. He is founder and President of JM Mead, LLC, Camp Hill, Pennsylvania, an economic advisory firm serving the health care industry. He has held that position since July 2004. He also has been a partner in Radius Ventures, LLC, New York, New York, a venture capital firm focused on leading-edge health and life sciences companies, since June 2005 and serves on the board of directors of several privately held health care and health care technology firms. He also serves as Vice Chairman of the Board of Capital BlueCross, Harrisburg, Pennsylvania, a full-service managed care and health insurance provider, after having served that firm for 20 years as its President and Chief Executive Officer from 1984 to 2004. Mr. Mead was a member of the board of directors of the Federal Reserve Bank of Philadelphia from 1991 to 1996 and served as its Chairman from 1994 until 1996. He is actively involved in other professional and community board activities, including as board member and treasurer of the North American branch of the International Life Sciences Institute, Washington, D.C. He has experience in finance, marketing, insurance, information technology and risk management, in addition to having experience as a chief executive officer, and qualifies as an audit committee financial expert. Mr. Mead holds a bachelor's degree in economics and a Masters of Arts degree from The Pennsylvania State University.



JAMES E. NEVELS, age 61, has been a Hershey director since November 2007 and the Chairman of the Board of Directors since February 2009. He also chairs the Executive Committee and is a member of the Audit Committee and the Governance Committee. Mr. Nevels is a director of Hershey Trust Company and the board of managers of Milton Hershey School. He is one of three representatives of the Milton Hershey School Trust currently serving on our Board. In addition to bringing to our Board the perspectives of the Milton Hershey School Trust, Mr. Nevels has extensive finance and leadership experience and qualifies as an audit committee financial expert. He is Chairman of The Swarthmore Group, Philadelphia, Pennsylvania, a minority-owned investment-advisory firm, which he founded in 1991. In 2004, he was appointed by the President of the United States to a three-year term on the advisory committee to the Pension Benefit Guaranty Corporation, where he served as Chairman from 2005 to 2007. In 2001, he was appointed by the Governor of Pennsylvania as Chairman of the Philadelphia School Reform Commission overseeing the turnaround of the Philadelphia School System, at that time the seventh largest school district in the United States. He has been a member of the board of directors of the Federal Reserve Bank of Philadelphia since January 2010, and in January 2012 was appointed Deputy Chairman of the board. Mr. Nevels was formerly a director of Tasty Baking Company from May 2005 to May 2011. He holds a bachelor's degree, *cum laude* and Phi Beta Kappa, in political science and philosophy from Bucknell University, a Masters of Business Administration degree from the Wharton School of the University of Pennsylvania and a Juris Doctor degree from University of Pennsylvania Law School.



ANTHONY J. PALMER, age 53, has been a Hershey director since April 2011. He is a member of the Compensation and Executive Organization Committee and the Finance and Risk Management Committee. He has been nominated for election by the holders of Common Stock voting separately as a class. Mr. Palmer is President of Global Brands and Innovation of Kimberly-Clark Corporation, Dallas, Texas, a manufacturer and marketer of various personal care and health care products worldwide. He has held that position since April 2012. He was Senior Vice President and Chief Marketing Officer of Kimberly-Clark Corporation from October 2006 to March 2012. From June 2002 to September 2006, he worked at the Kellogg Company, Battle Creek, Michigan, and was a member of the Worldwide Leadership Team of Kellogg Company from February 2003. From June 2002 to February 2003, he served as Kellogg's Vice President of Business Development and Innovation. From February 2003 to August 2004, he was President of Kellogg's Natural, Frozen and Warehouse Club division, and from August 2004 to September 2006 he was Managing Director of Kellogg's United Kingdom and Ireland businesses. Prior to June 2002, he held various positions of significant responsibility in the consumer products field, including marketing and general management positions with the Minute Maid division of the Coca-Cola Company USA and as region director for Coca-Cola in Austral-Asia. He has experience in the areas of consumer packaged goods, fast moving consumer packaged goods, international business, marketing and human resources. He holds a bachelor's degree in business marketing from Monash University in Melbourne, Australia, and a Masters of Business Administration degree, with distinction, from the International Management Institute, Geneva, Switzerland.



THOMAS J. RIDGE, age 67, has been a Hershey director since November 2007 and is a member of the Finance and Risk Management Committee and the Governance Committee. Mr. Ridge is President and Chief Executive Officer of Ridge Global, LLC, Washington, D.C., a global strategic consulting company. He has held that position since July 2006. Additionally, in April 2010, Mr. Ridge became a partner in Ridge Policy Group, Harrisburg, Pennsylvania and Washington, D.C., a bi-partisan, full-service government affairs and issue management group. From April 2005 to July 2006, he was President and Chief Executive Officer of Thomas Ridge LLC. From October 2001 to February 2005, Mr. Ridge was Secretary of the U.S. Department of Homeland Security. Prior to his service as Secretary of Homeland Security, he was Governor of Pennsylvania from 1995 to 2001. Mr. Ridge's background and experience have prepared him well for membership on our Board. As President and Chief Executive Officer of Ridge Global, he leads a team of international experts that helps businesses and governments address issues such as risk management, global trade security, technology integration and crisis management. As a partner in Ridge Policy Group, he provides strategic advice to clients to assist them in navigating the complexities of state and local government and raising awareness of their products and services that are relevant to government markets. As twice-elected Governor of Pennsylvania, he earned a reputation for high standards and results and championed issues such as health care and the environment. As Secretary of the Department of Homeland Security, he formed a new agency from 22 agencies employing more than 180,000 employees. Mr. Ridge has been a director of Exelon Corporation since May 2005, a director of FS Investment Corporation since November 2011 and a director of LifeLock, Inc. since March 2010. He previously served as a director of Brightpoint, Inc., Geospatial Holdings, Inc., Vonage Holdings Corp. and The Home Depot, Inc. Mr. Ridge holds a bachelor's degree, *cum laude*, from Harvard University and a Juris Doctor degree from The Dickinson School of Law of The Pennsylvania State University.



DAVID L. SHEDLARZ, age 64, has been a Hershey director since August 2008. He chairs the Finance and Risk Management Committee and is a member of the Compensation and Executive Organization Committee and the Executive Committee. Mr. Shedlarz retired in December 2007 as Vice Chairman of Pfizer Inc., New York, New York, a pharmaceutical, consumer and animal products health company. He held that position from July 2005. From January 1999 to July 2005, he was Pfizer's Executive Vice President and Chief Financial Officer. Mr. Shedlarz spent the majority of his professional career with Pfizer. At the time of his retirement in 2007, Mr. Shedlarz was responsible for operations including the animal health business, finance, accounting, strategic planning, business development, global sourcing, manufacturing, information systems and human resources. During his time at Pfizer, Mr. Shedlarz also gained extensive experience in international business. Mr. Shedlarz has been a director of Pitney Bowes, Inc. since May 2001 and a member of the Teachers Insurance and Annuity Association Board of Trustees since March 2007. Mr. Shedlarz holds a bachelor's degree in economics and mathematics from Oakland/Michigan State University and a Masters of Business Administration degree in finance and accounting from the New York University, Leonard N. Stern School of Business.

How many votes will be required to elect a nominee to the Board?

For nominees to be elected by the holders of the Common Stock and Class B Common Stock voting together: The nominees receiving the greatest number of votes of the Common Stock and Class B Common Stock, in descending order, will be elected to the positions to be filled.

For nominees to be elected by the holders of the Common Stock voting separately as a class: The nominees receiving the greatest number of votes of the Common Stock, in descending order, will be elected to the positions to be filled.

What is the Board's recommendation for voting on Proposal No. 1?

The Board of Directors unanimously recommends that stockholders vote **FOR** the nominees listed above.

AUDIT COMMITTEE REPORT

To Our Stockholders:

Our role as the Audit Committee of the Board of Directors is to prepare this report and to assist the Board in its oversight of:

- The integrity of the Company's financial statements;
- The Company's compliance with legal and regulatory requirements;
- The independent auditors' qualifications and independence; and
- The performance of the independent auditors and the Company's internal audit function.

Our Committee operates under a written charter that was last amended and restated by the Board on December 4, 2012. The charter may be viewed on the Company's website at *www.thehersheycompany.com* in the Investors section.

Our duties as a Committee include overseeing the Company's management, internal auditors and independent auditors in their performance of the following functions, for which they are responsible:

Management

- Preparing the Company's financial statements;
- Establishing effective financial reporting systems and internal controls and procedures; and
- Reporting on the effectiveness of the Company's internal control over financial reporting.

Internal Audit Department

- Independently assessing management's system of internal controls and procedures; and
- Reporting on the effectiveness of that system.

Independent Auditors

- Auditing the Company's financial statements;
- Expressing an opinion about the financial statements' conformity with U.S. generally accepted accounting principles; and
- Annually auditing the effectiveness of the Company's internal control over financial reporting.

We meet periodically with management, the internal auditors and independent auditors, independently and collectively, to discuss the quality of the Company's financial reporting process and the adequacy and effectiveness of the Company's internal controls. Prior to the Company filing its Annual Report on Form 10-K for the year ended December 31, 2012, with the SEC, we also:

- Reviewed and discussed the audited financial statements with management and the independent auditors;
- Discussed with the independent auditors the matters required to be discussed by the statement on Auditing Standards No. 61, as amended (AICPA, *Professional Standards,* Vol. 1. AU Section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T;

- Received the written disclosures and the letter from the independent auditors in accordance with applicable requirements of the Public Company Accounting Oversight Board regarding the independent auditors' communications with the Audit Committee concerning independence; and
- Discussed with the independent auditors their independence from the Company.

We are not employees of the Company and are not performing the functions of auditors or accountants. We are not responsible as a Committee or individually to conduct "field work" or other types of auditing or accounting reviews or procedures or to set auditor independence standards. In carrying out our duties as Audit Committee members, we have relied on the information provided to us by management and the independent auditors. Consequently, we do not assure that the audit of the Company's financial statements has been carried out in accordance with generally accepted auditing standards, that the financial statements are presented in accordance with U.S. generally accepted accounting principles or that the Company's auditors are in fact "independent."

Based on the reports and discussions described in this report, and subject to the limitations on our role and responsibilities as a Committee referred to above and in our charter, we recommended to the Board that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2012, filed with the SEC on February 22, 2013.

Submitted by the Audit Committee of the Company's Board of Directors:

Charles A. Davis, Chair
Pamela M. Arway
James M. Mead
James E. Nevels

INFORMATION ABOUT OUR INDEPENDENT AUDITORS

Who are the Company's current independent auditors?

KPMG LLP, an independent registered public accounting firm, has audited the Company's financial statements since May 10, 2002.

What were KPMG LLP's fees for professional services to the Company in fiscal years 2011 and 2012?

KPMG LLP's fees were as follows:

For the Fiscal Years Ended December 31,	2012	2011
Audit Fees	$3,848,590	$3,080,000
Audit-Related Fees[1]	1,307,391	275,838
Tax Fees[2]	212,400	64,137
All Other Fees[3]	219,331	40,125
Total Fees	$5,587,712	$3,460,100

(1) Fees associated primarily with services related to due diligence for potential business acquisitions, auditing of employee benefit plans and regulatory reporting.

(2) Fees pertaining primarily to assistance with the preparation of tax returns, tax audits and customs assistance for the Company's foreign subsidiaries.

(3) In fiscal 2011, KPMG LLP acquired the business of a consulting firm that was providing services to the Company prior to the acquisition. The fees are associated with professional services rendered in connection with the Company's global shared services organization.

What is the Audit Committee's policy regarding pre-approval of audit and non-audit services performed by the Company's independent auditors?

The Audit Committee pre-approves all audit and non-audit services performed by KPMG LLP. The Committee is authorized by its charter to delegate to one or more of its members the authority to pre-approve any audit or non-audit services, provided that the approval is presented to the Audit Committee at its next scheduled meeting.

The Audit Committee pre-approved all services provided by KPMG LLP in 2012.

PROPOSAL NO. 2 – APPOINTMENT OF INDEPENDENT AUDITORS

What is the Board proposing?

The Board is proposing that stockholders ratify the Audit Committee's appointment of KPMG LLP as the Company's independent auditors for 2013. The Audit Committee and the Board consider KPMG LLP to be well-qualified for that role.

Is stockholder ratification necessary or required?

The Audit Committee is not required to obtain stockholder ratification of its appointment of KPMG LLP. However, the Audit Committee recommended to the Board that stockholders be given the opportunity to vote on KPMG LLP's appointment at the annual meeting.

What will happen if the appointment of KPMG LLP is not ratified by the stockholders?

If stockholders do not ratify the appointment of KPMG LLP as the Company's independent auditors for 2013, the Audit Committee will reconsider its appointment.

How many votes will be required for ratification?

KPMG LLP's appointment as the Company's independent auditors for 2013 will be considered ratified if a majority of the votes of the shares of the Common Stock and Class B Common Stock present and entitled to vote at the annual meeting are cast for the proposal.

Will representatives of KPMG LLP attend the annual meeting?

Representatives of KPMG LLP will attend the annual meeting, will have the opportunity to make a statement, if they so desire, and will respond to questions.

What is the Board's recommendation for voting on Proposal No. 2?

The Board of Directors unanimously recommends that stockholders vote **FOR** Proposal No. 2.

OWNERSHIP OF THE COMPANY'S SECURITIES

When are shares "beneficially owned"?

Shares are beneficially owned when a person has voting or investment power over the shares or the right to acquire voting or investment power within 60 days. Voting power is the power to vote the shares. Investment power is the power to direct the sale or other disposition of the shares.

What information is presented in the following table?

This table shows the number of Company shares beneficially owned by:

- Stockholders who we believe owned more than 5% of our outstanding Common Stock or Class B Common Stock, as of March 4, 2013; and
- Our directors, the executive officers named in the Summary Compensation Table on page 60 (we refer to these officers as "named executive officers"), and all directors, named executive officers and other executive officers as a group, as of March 4, 2013.

Unless we have indicated otherwise in a footnote, the individuals and entities listed in the table have sole voting and investment power over the shares listed.

Holder	Common Stock[1]	Exercisable Stock Options[2]	Percent of Common Stock[3]	Class B Common Stock	Percent of Class B Common Stock[4]
Hershey Trust Company and the Milton Hershey School Trust[5] 100 Mansion Road Hershey, PA 17033; Milton Hershey School[5] Founders Hall Hershey, PA 17033	12,513,621	—	7.7	60,612,012	99.9
Hershey Trust Company[6]	389,000	—	**	—	—
Humberto P. Alfonso	44,654	240,341	**	—	—
Pamela M. Arway*	5,206	—	**	—	—
John P. Bilbrey*	54,944	120,631	**	—	—
Michele G. Buck	160	68,265	**	—	—
Robert F. Cavanaugh*	1,000	—	**	—	—
Charles A. Davis*	13,184	—	**	—	—
Robert M. Malcolm*	1,142	—	**	—	—
James M. Mead*	700	—	**	—	—
James E. Nevels*	19,857	—	**	—	—
Terence L. O'Day	—	62,906	**	—	—
Anthony J. Palmer*	5,381	—	**	—	—
Thomas J. Ridge*	—	—	**	—	—
David L. Shedlarz*	11,129	—	**	—	—
Leslie M. Turner	—	—	**	—	—
All directors, named executive officers and other executive officers as a group (17 persons)	180,149	610,141	**	—	—

* Director

** Less than 1%

(1) Amounts listed for named executive officers and other executive officers include, if applicable, shares of Common Stock allocated by the Company to the officer's account in The Hershey Company 401(k) Plan. Amounts listed also include the following restricted stock units, or RSUs, that will vest and be paid to the following holders within 60 days of March 4, 2013:

- RSUs held by directors:

Pamela M. Arway	499
Charles A. Davis	499
Robert M. Malcolm	499
James E. Nevels	499
Anthony J. Palmer	499
David L. Shedlarz	499

- 571 RSUs held by executive officers who are not named executive officers.

Amounts listed also include shares for which certain of the directors and named executive officers share voting and/or investment power with one or more other persons as follows: Ms. Arway, 4,707 shares owned jointly with her spouse; Mr. Cavanaugh, 1,000 shares owned jointly with his spouse; Mr. Malcolm, 643 shares owned jointly with his spouse; Mr. Nevels, 16,192 shares owned jointly with his spouse and 3,166 shares owned jointly with another individual; and Mr. Palmer, 4,882 shares owned jointly with his spouse.

(2) This column reflects stock options that were exercisable by the named executive officers and the executive officers as a group on March 4, 2013. No executive officer holds stock options that will become exercisable within 60 days of March 4, 2013.

(3) Based upon 162,966,507 shares of Common Stock outstanding on March 4, 2013.

(4) Based upon 60,628,737 shares of Class B Common Stock outstanding on March 4, 2013.

(5) Reflects stockholdings as of March 4, 2013. The Milton Hershey School Trust has the right at any time to convert its Class B Common Stock shares into Common Stock shares on a share-for-share basis. If on March 4, 2013, the Milton Hershey School Trust converted all of its Class B Common Stock shares to Common Stock, the Milton Hershey School Trust would own beneficially 73,125,633 shares of our Common Stock (12,513,621 Common Stock shares plus 60,612,012 converted Class B Common Stock shares), or 32.7% of the 223,578,519 shares of Common Stock outstanding following the conversion (calculated as 162,966,507 Common Stock shares outstanding prior to the conversion plus 60,612,012 converted Class B Common Stock shares). For more information about the Milton Hershey School Trust, Hershey Trust Company, Milton Hershey School and the ownership and voting of these securities, please turn to pages 40 and 41.

(6) Reflects stockholdings as of March 4, 2013. Please turn to pages 40 and 41 for more information about shares of Common Stock held by Hershey Trust Company as investments.

Do the directors and named executive officers listed in the beneficial ownership table above hold additional Company securities not reflected in that table?

Our directors and named executive officers hold certain Company securities not reflected in the beneficial ownership table above. We are not permitted to show these securities in the beneficial ownership table because they will not convert, or cannot be converted, to actual shares of Common Stock over which the holder will have voting or investment power within 60 days of our March 4, 2013, record date. These securities include:

- Certain unvested RSUs or deferred common stock units held by our directors and named executive officers; and
- Certain unvested stock options held by our named executive officers.

We have added the table below to show these holdings by our directors and named executive officers as of March 4, 2013. You can find additional information about RSUs and deferred common stock units held by directors in the Director Compensation section beginning on page 23. You can find additional information about stock options, RSUs and deferred common stock units held by the named executive officers in the Executive Compensation section beginning on page 42.

Holder	Shares Underlying RSUs and Common Stock Units Not Beneficially Owned	Shares Underlying Stock Options Not Beneficially Owned
Humberto P. Alfonso	2,250	133,234
Pamela M. Arway*	1,274	—
John P. Bilbrey*	71,741	496,602
Michele G. Buck	77,437	116,209
Robert F. Cavanaugh*	33,970	—
Charles A. Davis*	1,274	—
Robert M. Malcolm*	1,274	—
James M. Mead*	3,740	—
James E. Nevels*	1,274	—
Terence L. O'Day	39,070	117,709
Anthony J. Palmer*	1,274	—
Thomas J. Ridge*	25,036	—
David L. Shedlarz*	1,274	—
Leslie M. Turner	28,000	53,505

* Director

What is the Milton Hershey School Trust?

In 1909, Milton S. and Catherine S. Hershey established a trust having as its sole beneficiary Milton Hershey School, a non-profit school for the full-time care and education of disadvantaged children located in Hershey, Pennsylvania. Hershey Trust Company, a state-chartered trust company, is trustee for the benefit of Milton Hershey School. Throughout this proxy statement, as the context permits, we refer to Hershey Trust Company, in its capacity as trustee for the benefit of Milton Hershey School, as the "Milton Hershey School Trust."

What is the relationship of the Milton Hershey School Trust and Hershey Trust Company to The Hershey Company?

The Milton Hershey School Trust is our controlling stockholder. It will have the right to cast 7.7% of all of the votes entitled to be cast on matters requiring the vote of the Common Stock voting separately and 80.4% of all of the votes entitled to be cast on matters requiring the vote of the Common Stock and Class B Common Stock voting together. The board of directors of Hershey Trust Company, as trustee for the benefit of Milton Hershey School, with the approval of the board of managers (governing body) of Milton Hershey School, decides how funds held by the Milton Hershey School Trust will be invested. The board of directors of Hershey Trust Company, as trustee for the benefit of Milton Hershey School, generally decides how shares of The Hershey Company held by the Milton Hershey School Trust will be voted.

As of the record date, Hershey Trust Company also held 389,000 shares of our Common Stock as investments. The board of directors or management of Hershey Trust Company decides how these shares will be voted.

In all, Hershey Trust Company, as trustee for the benefit of Milton Hershey School and as direct owner of investment shares, will be entitled to vote 12,902,621 shares of our Common Stock and 60,612,012 shares of our Class B Common Stock at the annual meeting. Stated in terms of voting power, Hershey Trust Company will have the right to cast 7.9% of all of the votes entitled to be cast on matters requiring the vote of the Common Stock voting separately and 80.5% of all of the votes entitled to be cast on matters requiring the vote of the Common Stock and Class B Common Stock voting together at the annual meeting.

Our certificate of incorporation contains the following important provisions regarding Class B Common Stock and the Milton Hershey School Trust's ownership of that stock:

- All holders of Class B Common Stock, including the Milton Hershey School Trust, may convert any of their Class B Common Stock shares into shares of our Common Stock at any time on a share-for-share basis.
- All shares of Class B Common Stock will automatically be converted to shares of Common Stock on a share-for-share basis if the Milton Hershey School Trust, or any successor trustee, or Milton Hershey School, as appropriate, ceases to hold more than 50% of the total Class B Common Stock shares outstanding and at least 15% of the total Common Stock and Class B Common Stock shares outstanding.
- We must obtain the approval of the Milton Hershey School Trust, or any successor trustee, or Milton Hershey School, as appropriate, before we issue any Common Stock or take any other action that would deprive the Milton Hershey School Trust, or any successor trustee or Milton Hershey School, as appropriate, of the ability to cast a majority of the votes on any matter where the Class B Common Stock is entitled to vote, either separately as a class or together with any other class.

What is the governance structure of Milton Hershey School and Hershey Trust Company?

All of the outstanding shares of Hershey Trust Company are owned by itself, as trustee for the benefit of Milton Hershey School. The members of the board of managers of Milton Hershey School are appointed by and from the board of directors of Hershey Trust Company. There are nine members of the board of directors of Hershey Trust Company. There are nine members of the board of managers of Milton Hershey School. Robert F. Cavanaugh, James M. Mead and James E. Nevels, each currently a director of our Company, are members of the board of directors of Hershey Trust Company and board of managers of Milton Hershey School. Directors of Hershey Trust Company and members of the Milton Hershey School board of managers individually are not considered to be beneficial owners of the shares of Hershey Common Stock and Class B Common Stock held by Hershey Trust Company, as trustee for the benefit of Milton Hershey School.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This section discusses and analyzes the decisions we made concerning the compensation of Hershey's executive officers. It also describes the process for determining executive compensation and the factors considered in determining the amount of compensation awarded to our named executive officers.

The named executive officers are: J. P. Bilbrey, our Chief Executive Officer, or CEO; H. P. Alfonso, our Chief Financial Officer, or CFO; and M. G. Buck, T. L. O'Day and L. M. Turner, who were the three highest paid of our other executive officers during 2012.

What material highlights and events affected decision-making regarding 2012 named executive officer compensation? What actions were taken in response to those highlights and events?

- Following our strong 2011 financial performance, in February 2012 we announced higher performance expectations for 2012:
  - Full-year 2012 net sales to increase 5% to 7% over 2011; and
  - 2012 "adjusted earnings per share-diluted" to increase 9% to 11% (we define "adjusted earnings per share-diluted" as diluted earnings per share of our Common Stock, excluding adjustments as described beginning on page 19 of the 2012 Annual Report to Stockholders that accompanies this proxy statement).

  We incorporated our expectations into the performance goals set for our 2012 annual incentive program, the One Hershey Incentive Program, or OHIP. Growth in adjusted earnings per share-diluted also was included as a performance goal in the long-term incentive program.
- Our positive sales and earnings momentum continued throughout 2012. We benefited from core brand growth, new product introductions, pricing gains and acquisitions. Our investments in brand building, marketing, advertising and supply chain management contributed to our success in what was otherwise a challenging economic environment. Overall, we achieved:
  - Net sales growth of 9.3%; and
  - Adjusted earnings per share-diluted of $3.24, an increase of 14.5% over 2011.


2012 Growth in Net Sales
In millions of dollars
$6,800
$6,600
$6,400
$6,200
$6,000
$5,800
9.3% growth vs. 2011
$6,644
$6,081
2011
2012


2012 Growth in Adjusted Earnings per Share-Diluted
$3.30
$3.20
$3.10
$3.00
$2.90
$2.80
$2.70
14.5% growth vs. 2011
$3.24
$2.83
2011
2012

As a result, our executive officers earned above-target annual cash incentive awards under the OHIP for 2012.

- Our stockholders have been rewarded as a result of our success. Total shareholder return, or TSR, was 19.6% during 2012, reflecting:
  - A 16.9% increase in our stock price during 2012; and
  - A dividend yield of 2.2%, which included two increases of over 10% each to our dividend during 2012.

  Our TSR of 117.8% for the three years ended in 2012 was at the top of our financial peer group, almost 30 percentage points higher than any other company in our financial peer group and more than triple that of the Standard & Poor's 500 Index.


Total Shareholder Return
December 31, 2009 through December 31, 2012
Hershey
117.8%
Financial Peer Group
(Median)
50.6%
S&P 500
36.3%

  This TSR performance, together with the financial performance we generated during 2010, 2011 and 2012, merited substantially above-target payouts of performance stock unit, or PSU, awards for the three-year performance period ended in 2012.

- In July 2012, Ms. Turner joined our senior management team as Senior Vice President, General Counsel and Secretary. We granted a sign-on bonus and stock awards to Ms. Turner as an inducement to join Hershey and to replace awards she forfeited upon leaving her prior employer.

Additional information and analysis regarding these events and actions is provided in the series of questions and answers below.

What are the objectives of our executive compensation program?

We create a strong alignment between the interests of our executive officers and our stockholders by designing compensation programs that help achieve our business strategies, which build stockholder value over the long term. We do this by:

- Considering industry and market practices to establish pay levels that attract, retain and motivate executive talent;
- Cultivating a high performance culture by linking the compensation of our named executive officers directly to Company financial and stock performance, in general, variable compensation represented between 65% and 84% of our named executive officers' target total direct compensation;

- Setting challenging individual goals that directly link each executive's compensation to the Company's overall strategic goals;
- Using our Common Stock for long-term incentive compensation to ensure that a significant amount of the executive officers' total compensation earned fluctuates with the long-term market value of our Common Stock; and
- Requiring substantial stock ownership by all executives.

These actions are described in the discussion that follows.

What do we reward?

We engage our executive officers and employees by creating a high performance culture that recognizes both Company and individual performance. We reward results.

A significant amount of our executive officers' pay depends upon achieving our financial goals. If performance falls below our goals, incentive pay will be lower than target or not paid at all. If we achieve strong financial performance relative to our goals, and our stock price appreciates, executives will earn significant rewards from long-term incentives tied to our Common Stock. If our stock price lags, compensation realized under these equity programs will be reduced or eliminated.

Achievement of individual performance objectives is considered in the determination of base salary and annual incentive compensation. Our performance management and compensation programs effectively align employee performance with Company performance and encourage a results-oriented culture, which brings increased value to our stockholders.

What was the result of the "say-on-pay" vote at our 2012 annual meeting of stockholders? What was our response?

At our annual meeting of stockholders in May 2012, our stockholders overwhelmingly approved our "say-on-pay" resolution with more than 95% of the votes cast by the holders of Common Stock and Class B Common Stock approving the 2011 executive compensation described in our 2012 proxy statement. Our approach to executive compensation in 2012 is substantially the same as the approach stockholders approved in 2011. In keeping with the preference expressed by our stockholders at the 2011 annual meeting of stockholders, our Board has committed to having an annual "say-on-pay" vote (as described beginning on page 83).

Who is responsible for making executive compensation decisions?

The Compensation and Executive Organization Committee of our Board of Directors, or the Committee, has primary responsibility for making executive compensation decisions. Our CEO's compensation is approved by the independent members of the Board of Directors based on the recommendations of the Committee.

What process does the Committee follow to implement the executive compensation program?

The Committee operates under a charter approved by the Board of Directors and carries out the responsibilities outlined on pages 17 through 19 of the proxy statement. Information from Mercer (US) Inc., or Mercer, the Committee's independent executive compensation consultant, input from our CEO (except for matters regarding his own pay) and assistance from our internal compensation specialists is used by the Committee to make decisions and conduct its annual review of the Company's executive compensation program.

The Committee works with a rolling agenda. Its heaviest workload occurs during the first quarter of the year, as decisions are made with respect to annual and long-term incentives earned for the prior year's performance and it finalizes the design, target-setting and compensation levels for the current year's base salaries and incentive programs. The Committee also reviews and approves this Compensation Discussion and Analysis. During the second and third quarters, the Committee reviews materials relating to peer group composition, tally sheets, competitive pay analysis and other information that forms the foundation for future decisions. The Committee uses the third and fourth quarters to finalize decisions relating to the peer group and plan design for use in the upcoming year.

Does the Committee use benchmarking in its decision-making? What peer group is used?

The Committee's annual compensation review for 2012 included an analysis of data compiled by Mercer, comparing the Company's executive compensation levels against a peer group of publicly-held consumer products companies that we call the Compensation Peer Group.

Companies in the Compensation Peer Group used to benchmark executive and director pay levels for 2012 were:

Brown-Forman Corporation
Campbell Soup Company
ConAgra Foods, Inc.
Constellation Brands, Inc.
Dean Foods Company
Dr Pepper Snapple Group, Inc.
Energizer Holdings, Inc.
General Mills, Inc.
H. J. Heinz Company
Hormel Foods Corporation
Kellogg Company
McCormick & Company, Incorporated
Molson Coors Brewing Company
Ralcorp Holdings, Inc.
Sara Lee Corporation
The Clorox Company
The J. M. Smucker Company

The Compensation Peer Group companies were selected by the Committee following a review by Mercer of publicly held companies offering products/services similar to ours, with revenue and market capitalization within a reasonable range of our revenue and market capitalization. The 2012 Compensation Peer Group was composed of companies with annual revenues ranging from $3.3 billion to $14.8 billion and market capitalization ranging from $2.2 billion to $24.0 billion (as measured in the second quarter of 2011). When compared to this Compensation Peer Group, Hershey's annual revenues and market capitalization of $5.7 billion and $12.8 billion, as measured in the second quarter of 2011, were at the 50th and 83rd percentiles, respectively. All of the companies in our 2012 Compensation Peer Group were included in our 2011 Compensation Peer Group. Two companies included in 2011, Flowers Foods, Inc. and Del Monte Foods Company, were removed for 2012 based on Mercer's review and recommendation. Mercer recommended removal of Flowers Foods, Inc. because its revenue fell below the desired range. Del Monte Foods Company was removed because it ceased being a public company during 2011.

Mercer's benchmarking of senior executive compensation is based primarily on the Compensation Peer Group. Data from the Compensation Peer Group is supplemented by composite data from consumer products companies ranging in size from $3 billion to $15 billion in approximate annual sales. This information is included in three national surveys conducted by Hewitt, Mercer and

Towers Watson. The use of the survey composite provides us with broader, industry-specific information regarding pay levels at consumer products companies not only for our executive officers but also for other officers within the Company.

Mercer provided the Committee and Company with a report summarizing executive compensation levels at the 25th, 50th and 75th percentiles of the Compensation Peer Group and the survey composite data for positions comparable to those held by each of our executive officers. The Committee also received an analysis from Mercer comparing the target total cash compensation (base salary plus target annual incentive) and target total direct compensation (base salary plus target annual incentive plus value of long-term incentives) for each of the executive officers against these benchmarks. For retention and competitive considerations, the Company targets each executive officer's total cash compensation and total direct compensation levels at the 50th percentile of the Compensation Peer Group data or survey composite data applicable to his or her position. The Committee's final determinations with respect to base salary, target annual incentive compensation and target long-term incentive compensation reflect consideration of the Company's and the executive officer's performance, internal comparisons and other factors. As a result of these factors, the target total cash compensation and target total direct compensation of our named executive officers in 2012 generally fell between the 25th and 65th percentiles.

What other information does the Committee consider when making executive compensation decisions?

In addition to the benchmark and other competitive landscape data, the Committee also receives and considers "tally sheet" information (as described below) relating to the CEO and each member of the senior executive team. Much of this information is reflected on pages 60 through 82 of this proxy statement.

During 2012, the Committee received detailed tally sheets prepared by management and reviewed by Mercer. Each tally sheet captures comprehensive compensation, benefits and stock ownership data for each member of the senior executive team, including the CEO. The tally sheets provide the Committee with a complete picture of each executive's current and projected compensation and the amount of each element of compensation or other benefit the executive would receive in the event of voluntary or involuntary termination, retirement, disability or death. The Committee considers this information, as well as the benchmark information, when making compensation decisions.

Do costs and tax rules play a role?

An important factor in the Committee's deliberations is the anticipated cost of the various components of executive compensation. Accounting treatment is also taken into consideration in the design and implementation of the annual and long-term incentive programs.

Section 162(m) of the Internal Revenue Code, or IRC, limits the Company's ability to deduct certain compensation in excess of $1 million paid to our CEO or to other named executive officers. This limitation does not apply to our CFO, to compensation paid after termination of employment or to compensation that qualifies as "performance-based" under applicable Internal Revenue Service regulations. The Committee has considered the effect of section 162(m) of the IRC on the Company's executive compensation program. It is the Committee's opinion that, in administering the incentive compensation components of the Company's executive compensation program, it will attempt to satisfy the requirements for deductibility under section 162(m) of the IRC. However, the Committee is authorized to exercise discretion in structuring incentive compensation awards and in determining payments in relation to levels of achievement of performance goals and believes that the total compensation program for executive officers should be managed in accordance with the objectives outlined in the Company's compensation philosophy and in the best overall interests of the Company's stockholders. Accordingly, compensation paid by the Company may not be deductible because such compensation exceeds the limitations, or does not meet the "performance-based" or other requirements, for deductibility under section 162(m) of the IRC.

Section 409A of the IRC specifies certain rules and limitations regarding the operation of our Deferred Compensation Plan and other retirement programs. Failure to comply with these rules could subject participants in those plans and programs to additional income tax and interest penalties. We believe our plans and programs comply with section 409A of the IRC.

What are the individual components of the executive compensation program and why does the Company choose to use these components of pay? What percentage of the named executive officers' target compensation is dependent on performance?

Our core executive compensation program includes three key elements as summarized in the following table.

Element	Purpose	Percent of Named Executive Officers' Target Total Direct Compensation (%)
Base salary	• Foundation of overall pay package • Attract and retain executives with proven skills and leadership abilities that will enable us to be successful	16 to 33
One Hershey Incentive Program (Annual Cash Bonus)	• Variable compensation tied to achievement of short-term (annual) financial goals • Reward executives for successful execution of strategic priorities	19 to 21
Long-Term Incentive Awards (PSUs and Stock Options)	• Performance-oriented pay that rewards long-term financial performance and stockholder value creation • Longer-term vesting and payment provisions balance compensation opportunity and risk and encourage sustained performance and retention	47 to 64

The following charts illustrate the target total direct compensation of our CEO and our named executive officers.

Target Total Direct Compensation
CEO


Salary
16%
Annual
Cash
Incentive
20%
Performance
Stock
Units
32%
Stock
Options
32%

Variable Performance-Based Compensation = 84%

Target Total Direct Compensation
Other Named Executive Officers *(Average)*


Salary
28%
Annual
Cash
Incentive
20%
Performance
Stock
Units
26%
Stock
Options
26%

Variable Performance-Based Compensation = 72%

How are base salaries determined?

The initial base salary for a new executive officer reflects his or her responsibilities and experience, salaries paid by other companies for comparable executive talent and consideration of the base salary necessary to recruit the individual to Hershey. A similar approach is applied when adjusting an executive's base salary to reflect a promotion or significant change in job responsibilities.

Salary reviews for incumbent officers are generally conducted annually at the beginning of the year. Each executive officer's base salary is compared to the range of the 25th to 75th percentiles of the base salary level for the comparable position at the companies in our Compensation Peer Group and the survey composite. Base salaries are targeted at the median, or 50th percentile. Base salary adjustments, if any, are made after considering peer group comparisons, Company performance against financial goals, and individual executive performance as evaluated by the Committee and independent members of the Board in the case of our CEO, or by the CEO in the case of other members of the leadership team. If an executive officer has responsibility for a particular business unit, the business unit's financial results also will be strongly considered.

On the basis of the foregoing considerations, the Committee, and all independent directors in the case of our CEO, approved base salaries for 2012 as follows:

Name	2012 Base Salary	% Increase from 2011
J. P. Bilbrey	$1,091,800	3.0%
H. P. Alfonso	600,000	4.3%
M. G. Buck	505,000	4.1%
T. L. O'Day	515,000	4.8%
L. M. Turner	475,000	—(1)

(1) Ms. Turner joined the Company in July 2012.

See Column (c) of the Summary Compensation Table beginning on page 60 for information regarding the base salary earned by each of our named executive officers during 2012.

How is the Company's annual incentive program designed? How are target annual incentive amounts and required performance goals established?

Our executive officers, as well as all other salaried employees globally, are eligible to receive an annual cash incentive award under the One Hershey Incentive Program, or OHIP, of our stockholder-approved Equity and Incentive Compensation Plan, which we refer to as the Incentive Plan.

The OHIP links, where appropriate, the executive's payout opportunity to measures he or she can affect most directly. For 2012, our CEO and all executive officers reporting directly to him (including the named executive officers) had common financial objectives tied to total Company performance consistent with their responsibility to manage the entire Company. Total Company performance targets are established in the context of our announced expectations for financial performance, prior year results and market conditions. Nominal or no incentive compensation is paid for missing targets while an appropriate and competitive degree of upside is included to motivate and reward above-target performance.

In 2012, participating executive officers were eligible to earn individual OHIP awards, expressed as a percentage of base salary, contingent upon attainment of Company and individual performance objectives. If target levels are achieved, each of the named executive officers would be eligible to receive an annual incentive award based on the following target percentages:

Name	2012 Target One Hershey Incentive Program Percentage (% of Base Salary)
J. P. Bilbrey	120%
H. P. Alfonso	75%
M. G. Buck	75%
T. L. O'Day	65%
L. M. Turner	60%

In determining the target percentage for each of the executive officers, the Committee compared the level of target total cash compensation (base salary and target OHIP award) to the benchmark range of the median percentile level for his or her counterparts in the Compensation Peer Group, the survey composite or a blend of the two. For each of the named executive officers, the target total cash compensation generally fell between the 25th and 65th percentiles of target total cash compensation for comparable positions.

The final award earned under the OHIP by participating executive officers is determined by multiplying the executive officer's base salary, the applicable target percentage, and performance scores ranging from 0% to 200% based on Company performance and performance against individual objectives, which are called Strategic Bonus Goals, or SBGs. The Company performance goals are established at the beginning of each year by the Committee. Individual SBGs also are established at that time. If performance scores exceed the objectives, an individual executive officer may receive more than his or her target percentage. If scores are below target, the executive's OHIP payout will be below his or her target percentage, subject to no award if performance is below threshold levels. For executive officers in 2012, the weighting of Company financial performance metrics accounted for 65% of their target award under the program. The remaining 35% of the target award was based upon individual performance toward achievement of up to five SBGs.

The 65%/35% weighting of Company financial performance and individual performance reflected a change from the 75%/25% split used in prior years. The Committee raised the SBG weighting to increase focus upon execution of the Company's top strategic priorities.

What were the performance targets under the 2012 OHIP? Were they achieved? What were the final OHIP payouts for 2012?

The financial performance metrics for our executive officers' OHIP awards reflected our results-oriented, pay-for-performance compensation philosophy. The Company performance objectives for the 2012 OHIP participants centered on the following targets:

- Consolidated net sales of $6.543 billion, a 7.6% increase from 2011;
- Adjusted earnings per share-diluted of $3.10, a 9.5% increase from 2011; and
- Operating cash flow of $885 million, a level representing achievement of 101.6% of the strong operating cash flow generated in 2011. Operating cash flow is defined as the average of cash from operations less pension contributions and commodities hedging transactions, measured in five 12-month periods ending on the last day of fiscal year 2011 and each quarter of fiscal year 2012.

We achieved above-target performance in net sales and adjusted earnings per share-diluted and achieved 94% of target for operating cash flow. Our financial performance during 2012 and the resulting financial performance scores were as follows:

Metric	2012 Target ($)	2012 Actual ($)	Target Award (%)	Performance Score (%)
Net Sales	6.543 billion	6.644 billion	50.00	72.47
Adjusted Earnings per Share-Diluted	3.10	3.24	40.00	76.75
Operating Cash Flow	885 million	829 million	10.00	0.00
Total One Hershey Incentive Program Company Score			**100.00**	**149.22**

For 2012, 65% of the OHIP award for each of the named executive officers was based on the Company performance score of 149.22%. The remainder of the OHIP award was determined by individual performance ratings based on achievement of SBGs and adherence to our Company values. In 2012, all of the named executive officers demonstrated our Company values and no reductions were made for the values modifier.

The individual SBGs and weightings for each of the named executive officers other than Ms. Turner were established in February 2012 based on strategic objectives for each officer tied to our top priorities for the year. Ms. Turner's SBGs were established shortly after she joined the Company in July 2012.

Following the close of 2012, the Committee provided the independent directors with an assessment and scoring of Mr. Bilbrey's performance, and Mr. Bilbrey provided the Committee with his assessment and scoring of each named executive officer's performance relative to these performance goals. Each of our named executive officers produced successful or top-tier achievement against his or her 2012 SBGs, meriting scores above 100%.

The SBGs for Mr. Bilbrey centered on growth in our North American business coupled with expansion in focus geographies, talent and leadership initiatives, succession planning and insights-driven performance. Based upon our overall strong financial results and execution evidenced by solid performance in North America, growth in key geographies and portfolio expansion, strategic leadership in development of our talent and organizational structure, and the success of our insights-driven performance strategy, the Committee recommended to the independent directors, and the independent directors agreed, that Mr. Bilbrey earned an individual performance score of 200%.

The SBGs for Mr. Alfonso, our Executive Vice President, Chief Financial Officer and Chief Administrative Officer, included integration of our new general ledger and financial analysis database to support financial reporting and decision-making, a leadership role in the analysis and structuring of financing and acquisition-related initiatives, and talent development. Based upon successful integration of the ledger and financial analysis database, his leadership relating to enhancing our capabilities with respect to acquisitions and contributions to the execution of acquisition transactions and integration, Mr. Bilbrey recommended, and the Committee agreed, that Mr. Alfonso earned an individual performance score of 145%.

For Ms. Buck, our Senior Vice President, Chief Growth Officer, the individual SBGs centered on expansion in global focus markets, expansion of our consumer-centric portfolio in key geographies and talent development. Based upon successful redesign of our global research and development, or R&D, organization, including the launch of our new R&D center in China, and the development of talent to implement our strategic initiatives, Mr. Bilbrey recommended, and the Committee agreed, that Ms. Buck earned an individual performance score of 145%.

The SBGs for Mr. O'Day, our Senior Vice President, Global Operations, centered on delivery of Project Next Century objectives and optimization of the global operations network. Based on the achievement of our Project Next Century objectives and the resulting positive impact on our financial results for 2012, and the expansion of our global operations network, Mr. Bilbrey recommended, and the Committee agreed, that Mr. O'Day earned an individual performance score of 170%.

For Ms. Turner, who joined us as Senior Vice President, General Counsel and Secretary in July 2012, the individual SBGs centered on legal support for strategic initiatives, corporate governance, talent management and development of a robust global ethics and compliance program. Based upon progress achieved on projects initiated during her short tenure with the Company, Mr. Bilbrey recommended, and the Committee agreed, that Ms. Turner earned an individual performance score of 115%.

Based upon a 65% weight for the Company financial score of 149.22% of target and a 35% weight for their individual performance scores, our named executive officers earned the following 2012 OHIP awards:

2012 One Hershey Incentive Program Awards						
Name	**Award Target (%)**	**Award Target ($)**	**Company Financial Performance Score (65% Weighting) (%)**	**Individual Performance Score (35% Weighting) (%)**	**Combined Percent of Target Earned (%)**	**2012 OHIP Award ($)**
J. P. Bilbrey	120	1,310,160	149.22	200	166.99	2,187,876
H. P. Alfonso	75	450,000	149.22	145	147.74	664,843
M. G. Buck	75	378,750	149.22	145	147.74	559,577
T. L. O'Day	65	334,750	149.22	170	156.49	523,860
L. M. Turner	60	137,019	149.22	115	137.24	188,049

See Column (g) of the Summary Compensation Table for information relating to the amount of OHIP payments made to the named executive officers.

In addition to a payment under the OHIP, Ms. Turner also received a sign-on bonus in the amount of $50,000 at the time she joined us in July 2012 and a bonus of $100,000 at the time her OHIP payment was made. These bonus payments were made to induce Ms. Turner to join us and to make up for compensation Ms. Turner forfeited as a result of leaving her prior employer. These payments are reflected in Column (d) of the Summary Compensation Table.

What are the elements of the long-term incentive program?

We use awards of PSUs, stock options and RSUs to provide long-term incentive compensation that aligns the interests of our executives with our stockholders. These awards are made under the long-term incentive program of the Incentive Plan. The Committee customarily awards long-term incentive grants, including stock options, to executive officers and various other management and professional employees in February of each year, following the release of fourth quarter and annual financial results.

The Committee, and the independent directors in the case of our CEO, determines the value of long-term incentive awards made to an executive officer by comparing the executive's target total direct compensation (the sum of base salary, target OHIP award and the value of the long-term incentive award) to the 50th percentile level of target total direct compensation of his or her counterparts in the Compensation Peer Group and survey composite data. The target award percentages approved in February 2012 (and July 2012 for Ms. Turner), expressed as a percentage of base salary, were:

Name	Target Long-Term Incentive Award Percentage (% of Salary)
J. P. Bilbrey	400
H. P. Alfonso	210
M. G. Buck	190
T. L. O'Day	170
L. M. Turner	140

In determining the value of the long-term incentive awards, the Committee values PSUs using the average of the daily closing prices of the Company's Common Stock in the December preceding the start of the performance cycle. The Committee values RSUs using the closing price of our Common Stock on the New York Stock Exchange on the date of the award and values stock options using the value of the stock options at the date of grant as determined for financial reporting purposes (the Black-Scholes value). Overall, after taking into account the long-term incentive awards made in 2012, the target total direct compensation of our named executive officers was generally between the 30th and 60th percentiles of total direct compensation for the comparable positions in the Compensation Peer Group and survey composite data.

How are PSU awards structured? What performance goals are used? What were the results at year-end 2012?

PSUs are granted to those executive officers and other senior executives in a position to affect the Company's long-term results. At the start of each three-year cycle, a contingent target number of PSUs is established for each executive. This target is expressed as a percentage of the executive's annual base salary and determined as part of a total compensation package based on the applicable Compensation Peer Group and survey composite benchmarks. The PSU award generally represents approximately one-half of the recipient's long-term incentive compensation target award. Dividends are not paid on PSU awards during the three-year performance cycle.

The performance objectives for the 2010-2012 performance cycle awarded in 2010 were based upon the following metrics:

- Three-year relative TSR versus the Financial Peer Group (described below);
- Three-year compound annual growth in adjusted earnings per share-diluted measured against an internal target; and
- Annual (as opposed to three-year) growth in adjusted earnings per share-diluted measured against an internal target for each year of the three-year performance cycle.

The Committee selected these metrics to measure performance against internal targets aligned with our stockholders' interests and investment returns offered by our peer companies. Based on input from Mercer, the Committee selected 14 food, beverage and consumer products companies with a median revenue of $7.9 billion, for use in assessing our Company's 2010-2012 TSR against the food and beverage industry. We refer to these companies as our Financial Peer Group. The Financial Peer Group is a high-performing group of companies with whom we compete for investors in the food and beverage industry.

Companies included in the 14-member 2010 Financial Peer Group were:

Cadbury plc
Campbell Soup Company
Dean Foods Company
Del Monte Foods Company
Dr Pepper Snapple Group, Inc.
General Mills, Inc.
H. J. Heinz Company
Hormel Foods Corporation
Kellogg Company
Kraft Foods Inc.
McCormick & Company, Incorporated
Molson Coors Brewing Company
Sara Lee Corporation
The J. M. Smucker Company

Due to the acquisition of Cadbury plc by Kraft Foods Inc. in 2010, the privatization of the Del Monte Foods Company in 2011, and the spin-offs by Kraft Foods Inc. and Sara Lee Corporation during 2012, the Committee removed these companies from the Financial Peer Group for the purpose of measuring three-year relative TSR for the 2010-2012 performance cycle and, to the extent applicable, the 2011-2013 and 2012-2014 performance cycles.

The Committee approves the annual adjusted earnings per share-diluted target for each year of the three-year performance cycle at the beginning of the performance year. The annual component allows the Committee to establish performance targets that reflect current business conditions, thus strengthening the link between pay and performance for each year of the three-year cycle. Payment of any amounts earned, including amounts based on the annual performance goals, will be made in shares of our Common Stock at the conclusion of the three-year performance cycle. The maximum award for any participant in a performance cycle is 250% of the contingent target award.

Targets for the 2010-2012 performance cycle and the Company's TSR and financial performance during the 2010-2012 performance cycle were as follows:

2010-2012 PSU Performance Cycle				
Metric	**Target (Increase vs. Prior Year Actual Performance)**	**Actual Performance (Increase vs. Prior Year)**	**Target Award (%)**	**Performance Score (%)**
Total Shareholder Return (TSR)	50th Percentile	100th Percentile	50.00	125.00
Three-year Compound Annual Growth Rate (CAGR) in Adjusted Earnings per Share-Diluted	7.0% CAGR	14.3% CAGR	12.50	31.25
2010 Adjusted Earnings per Share-Diluted	$2.34 (7.8% increase)	$2.55 (17.5% increase)	12.50	31.25
2011 Adjusted Earnings per Share-Diluted	$2.76 (8.2% increase)	$2.82[1] (10.6% increase)	12.50	15.00
2012 Adjusted Earnings per Share-Diluted	$3.10[1] (9.5% increase)	$3.24[1] (14.5% increase)	12.50	23.99
Total			**100.00**	**226.49**

---

(1) In 2012, the Company began excluding non-service related pension costs from the calculation of adjusted earnings per share-diluted. We believe that by excluding non-service related pension costs we are providing investors with a better understanding of the underlying profitability of our ongoing business. For 2011, the adjusted earnings per share-diluted excluding the non-service related pension costs was $2.83. For 2012, the target and actual adjusted earnings per share-diluted excluding the non-service related pension costs was $3.10 and $3.24, representing an increase over the comparable value in 2011 of 9.5% and 14.5%, respectively.

At the conclusion of each three-year and annual performance period, the Committee reviews the level of performance achieved and the percentage, if any, of the applicable portion of the target number of PSUs earned. In determining the final performance cycle score, negative adjustments may be made by the Committee to the Company's performance score to take into account extraordinary or unusual items occurring during the period. No adjustments were made in determining the 226.49% performance score or the number of PSUs earned by our named executive officers for the 2010-2012 performance cycle described above.

The performance objectives for the 2011-2013 performance cycle and 2012-2014 performance cycle were based upon the following metrics:

- Three-year relative TSR versus the Financial Peer Group with target requiring 50th percentile performance;
- Three-year compound annual growth in adjusted earnings per share-diluted measured against an internal target consistent with our long-term financial goal of 6% to 8% annual growth;
- Annual (as opposed to three-year) growth in adjusted earnings per share-diluted measured against an internal target for each year of the three-year performance cycle with target performance consistent with our growth expectations at the start of the year; and
- For the 2012–2014 performance cycle, three-year compound annual growth in organic net sales outside the United States and Canada, measured against an internal target.

The relative weighting of the performance metrics is set forth in the table below.

2011-2013 and 2012-2014 PSU Performance Cycles		
	Weighting	
Metric	2011-2013 (%)	2012-2014 (%)
Total Shareholder Return (TSR)	50.00	50.00
Three-year Compound Annual Growth Rate (CAGR) in Adjusted Earnings per Share-Diluted	12.50	15.00
Annual Adjusted Earnings per Share-Diluted for each year	12½ / year	6⅔ / year
Three-year Compound Annual Growth Rate (CAGR) in Organic Net Sales outside the United States and Canada	—	15.00
Total	**100.00**	**100.00**

The Committee introduced organic net sales growth outside of the United States and Canada as a performance metric for the 2012-2014 performance cycle in recognition of our strategic initiatives emphasizing the contributions that international sales growth can make to our long-term success.

The actual Company results for 2012 of $3.24 of adjusted earnings per share-diluted reflected a 14.5% increase from 2011 and exceeded the 2012 target of $3.10. As a result, 23.99% of the final award was earned for this metric in the 2011-2013 performance cycle. As a result of the difference in weighting, 12.80% of the final award was earned for this metric in the 2012-2014 performance cycle. These PSUs will be paid at the end of each of the applicable three-year performance cycles to participating executives who are entitled to payouts under the terms of the program.

See Column (e) of the Summary Compensation Table on page 60, Columns (f) through (h) of the Grants of Plan-Based Awards table on page 64, Columns (i) and (j) of the Outstanding Equity Awards table on page 66 and Columns (d) and (e) of the Option Exercises and Stock Vested table on page 68 for more information about PSUs awarded to the named executive officers.

How are stock options used within the Company's long-term incentive program? What process is followed in the granting of stock options?

Stock options are an important element of our long-term incentive program enabling us to align the interests of executives with those of stockholders. In general, stock options are awarded annually to the Company's senior executive group as well as to other key managerial employees. Stock options entitle the holder to purchase a fixed number of shares of Common Stock at a set price during a specified period of time. The right to exercise the options is subject to a vesting schedule. Because stock options vest over time, and only have value if the price of our Common Stock increases, they encourage efforts to enhance long-term stockholder value.

The Committee sets guidelines for the value of stock options to be awarded based on competitive compensation data. In 2012, the target number of stock options awarded to each executive officer was determined by multiplying the executive's base salary by one-half of his or her target long-term incentive award percentage divided by the Black-Scholes value of each option on the grant date. The Black-Scholes option-pricing model is described in Note 17 to the Consolidated Financial Statements contained in the 2012 Annual Report to Stockholders that accompanies this proxy statement. The actual number of options awarded may vary from the target level based on an executive's individual performance evaluation.

Stock options awarded in 2012 vest in equal increments over four years and have a ten-year term. As required by the stockholder-approved Incentive Plan, the options have an exercise price equal to the closing market price of the Common Stock on the New York Stock Exchange on the date of the award.

To ensure flexibility in providing awards for recruitment, retention, performance recognition or in conjunction with a promotion, the Committee is authorized under the Incentive Plan to establish a stock option pool, an RSU pool and a separate CEO discretionary equity pool for use by our CEO for such purposes. The pools are available for approximately 12 months from the date created. The Committee determines whether to establish any or all of these three pools annually. Options and RSUs remaining in any pool at the end of the period do not carry over to pools established for a subsequent period. The CEO may not make discretionary awards from any pool to the Company's executive officers. Stock option and RSU awards from the CEO pools as well as awards from the CEO discretionary equity pool are made monthly according to an annually pre-determined schedule. The exercise price for the options is based on the closing price of our Common Stock on the date of the award.

See Column (f) of the Summary Compensation Table, Columns (j) through (l) of the Grants of Plan-Based Awards table, Columns (b) through (f) of the Outstanding Equity Awards table and Columns (b) and (c) of the Option Exercises and Stock Vested table for more information on stock options awarded to the named executive officers.

How are RSUs used within the long-term incentive program?

The Committee awards RSUs to executive officers and other senior executives from time to time as special incentives. RSUs also are awarded by the Committee to replace compensation forfeited by newly-hired executive officers and by the CEO to employees other than executive officers from the RSU pool described above. In 2012, the Committee did not make any RSU awards to any of the executive officers, except for Ms. Turner. Ms. Turner received an award of 28,000 RSUs at the time she was hired by Hershey. The RSU award was made to replace compensation forfeited when she left her prior employer to join the Company. The award will vest in 25% increments over four years and is payable upon vesting in shares of Common Stock, net of applicable taxes, subject to continued employment.

What retirement benefits are provided to the executive officers?

Based on their date of hire, executive officers participate in the same defined benefit pension and defined contribution 401(k) plans as do other salaried employees of the Company. IRC regulations do not permit the Company to use base salary and other compensation paid above certain limits to determine the benefits earned by the executive officers under tax-qualified plans. The Company maintains a defined benefit Supplemental Executive Retirement Plan, or DB SERP, a defined contribution Supplemental Executive Retirement Plan, or DC SERP, a defined benefit Compensation Limit Replacement Plan, or CLRP, and a Deferred Compensation Plan to provide these and additional benefits that are comparable to those offered by our competitors. Under the provisions of the Deferred Compensation Plan, our named executive officers may elect to defer payments from the DB SERP, DC SERP, CLRP, the OHIP, and PSU and RSU awards, but not stock options.

The DB SERP was closed to new participants in 2006. No new participants have been or will be added to the DB SERP. Executive officers and Senior Vice Presidents reporting to the CEO not eligible for the DB SERP are considered by the Committee for participation in the DC SERP. In comparison, the DC SERP typically yields a lower benefit than the DB SERP upon retirement. Executive officers eligible for the Company's qualified defined benefit pension plan who are not eligible for the DB SERP participate in the CLRP. The Company believes that the DB SERP, DC SERP, CLRP and Deferred Compensation Plan help, in the aggregate, to attract and retain executive talent, as similar plans are often components of the executive compensation programs within our Compensation Peer Group. The DC SERP was established as part of our Deferred Compensation Plan and is not a separate plan.

See the Pension Benefits table and accompanying narrative beginning on page 69 and the Non-Qualified Deferred Compensation table and accompanying narrative beginning on page 70 for more information regarding the DB SERP, DC SERP, CLRP and other retirement benefits.

What role do executive perquisites play in the total compensation package for the executive officers?

Executive perquisites are kept by the Committee to a minimal level relative to an executive officer's total compensation and do not play a significant role in our executive compensation program. See the footnotes to Column (i) of the Summary Compensation Table for information regarding the perquisites received by our named executive officers.

Our CEO and the other named executive officers are eligible to participate in our Gift Matching Program on the same basis as other employees, retirees or their spouses. Through the Gift Matching Program, we match contributions made to one or more accredited colleges or universities on a dollar-for-dollar basis up to a maximum aggregate contribution of $5,000 per employee annually. These matching contributions are not considered compensation and are not included in Column (i) of the Summary Compensation Table.

Has the Company implemented provisions designed to protect the Company, such as conditioning compensation on restrictive covenants?

Beginning in 2008, the Company initiated a program requiring executive officers to enter into an Executive Confidentiality and Restrictive Covenant Agreement, or ECRCA, as a condition of receiving PSUs and other long-term incentive awards or, for new executive officers, as a condition of their employment. The terms of the ECRCA prohibit the executive from disclosing the Company's confidential information, competing with the Company in specific categories for a period of 12 months following termination of the executive's employment, recruiting or soliciting the Company's employees, or disparaging the Company's reputation in any way. Failure to comply with the provisions of the ECRCA may result in cancellation of the unvested portion of PSU and RSU awards, cancellation of any unexercised stock options and a requirement for repayment of amounts received from equity awards during the officer's last year of employment, as well as any amounts received from the DB SERP or DC SERP.

Has the Company entered into any employment agreements with or does the Company provide severance or change in control plans for its executive officers?

We have not entered into employment agreements with any named executive officer, except for Mr. Bilbrey, our CEO.

During 2012, we entered into an employment agreement with Mr. Bilbrey. The Committee and independent members of the Board determined that doing so was appropriate since we had entered into an employment agreement with Mr. Bilbrey's predecessor, and believed we would have been required to enter into an employment agreement with any individual recruited to become our CEO from another company.

All of the named executive officers participate in our Executive Benefits Protection Plan (Group 3A), or EBPP 3A. The EBPP 3A is intended to help us attract and retain qualified management employees and maintain a stable work environment in the event of activity that could potentially result in a change in control. The severance protection provided under EBPP 3A upon a change in control is "double trigger" as the terms of the plan generally provide that a covered executive, whose employment with the Company terminates in qualifying circumstances within two years after a change in control of the Company, is entitled to certain severance payments and benefits. The EBPP 3A also provides severance benefits in the event of involuntary termination without Cause unrelated to a change in control, or voluntary termination for Good Reason within two years after election of a new CEO. Cause and Good Reason are defined in the EBPP 3A.

We amended and restated the EBPP 3A in 2011 to remove the golden parachute excise tax gross-up feature. We did not provide an excise tax gross-up to Mr. Bilbrey under his employment agreement. As a result, no executive officer or other employee of the Company is entitled to receive an excise tax gross-up.

See the discussion beginning on page 73 for information regarding the EBPP 3A and payments that would be due to our named executive officers under that plan in the event of termination of employment or a change in control.

Do we require our executive officers to hold Company stock?

The Company believes that requiring executive officers to hold significant amounts of our Common Stock strengthens the alignment of the executive officers with the interest of stockholders and promotes achievement of long-term business objectives. Our executive stock ownership policy has been in place for more than 20 years. Ownership requirements were updated in 2008 to better align with external market comparisons provided by Mercer.

Executives with stock ownership requirements have five years from their initial election to their position to accumulate and hold the minimum number of shares required. For purposes of this requirement, "shares" include shares of our Common Stock that are owned by the executive, unvested time-based RSUs, PSUs earned for the annual segments of open performance cycles, as well as vested RSUs and PSUs that have been deferred by the executive as common stock units under our Deferred Compensation Plan. It is anticipated that executives will hold a significant number of the shares earned from PSU and RSU awards and the exercise of stock options to satisfy their obligations. Currently, minimum stockholding requirements for executive officers and other executives range from one to five times base salary, as described in the table below. The dollar value of shares which must be acquired and held equals a multiple of the individual executive's base salary. Stockholding requirements are updated whenever a change in base salary occurs.

Position	Stock Ownership Level
CEO	5 times base salary
COO	4 times base salary
CFO and Senior Vice Presidents	3 times base salary
Other executives subject to stockholding requirements	1 times base salary

Failure to reach the minimum within the five-year period results in a notification letter to the executive, with a copy to the CEO, and a requirement that future stock option exercises and PSU payments be settled by retaining at least 50% of the shares of Common Stock received until the minimum ownership level is attained. The Committee receives an annual summary of each individual executive's ownership status to monitor compliance.

As of March 4, 2013, the record date for the annual meeting, all of the named executive officers exceeded their ownership requirements.

Compensation Committee Report

To Our Stockholders:

We have reviewed and discussed with management the Compensation Discussion and Analysis, beginning on page 42. Based on that review and discussion, we have recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement.

Submitted by the Compensation and Executive Organization Committee of the Board of Directors:

Robert F. Cavanaugh, Chair
Pamela M. Arway
Robert M. Malcolm
Anthony J. Palmer
David L. Shedlarz

The independent members of the Board of Directors who are not members of the Compensation and Executive Organization Committee join in the Compensation Committee Report with respect to the approval of Mr. Bilbrey's compensation.

Charles A. Davis
James M. Mead
James E. Nevels
Thomas J. Ridge

Summary Compensation Table

The following table and accompanying footnotes provide information regarding compensation earned, held by, or paid to, individuals holding the positions of Chief (Principal) Executive Officer and Chief (Principal) Financial Officer during 2012 and the three most highly compensated of our other executive officers. We refer to these executive officers as our named executive officers. The following table provides information with respect to 2012, 2011 and 2010 compensation, if reported in our prior years' proxy statements. Ms. Turner joined the Company during 2012 and Ms. Buck was not a named executive officer in the Company's 2010 proxy statement; therefore, information on Ms. Turner's 2011 and 2010 compensation and Ms. Buck's 2010 compensation is not required to be included in the table.

Summary Compensation Table

Name and Principal Position	Year	Salary[1] ($)	Bonus[2] ($)	Stock Awards[3] ($)	Option Awards[4] ($)	Non-Equity Incentive Plan Compensation[5] ($)	Change in Pension Value and Non-Qualified Deferred Compensation Earnings[6] ($)	All Other Compensation[7] ($)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
J. P. Bilbrey President and CEO	2012	1,095,999	—	2,817,355	2,183,606	2,187,876	3,839,163	165,651	12,289,650
	2011	945,538	—	3,760,073	1,742,167	1,541,698	2,455,275	182,122	10,626,873
	2010	625,577	—	600,699	720,013	993,192	1,204,919	70,407	4,214,807
H. P. Alfonso Executive Vice President, CFO and Chief Administrative Officer	2012	602,308	—	798,084	630,010	664,843	51,897	204,310	2,951,452
	2011	544,021	—	716,683	504,017	557,340	44,517	216,134	2,582,712
	2010	515,000	—	490,991	489,265	662,042	34,318	196,377	2,387,993
M. G. Buck Senior Vice President, Chief Growth Officer	2012	506,942	—	591,344	575,728	559,577	762,787	51,878	3,048,256
	2011	466,552	—	488,220	412,676	420,125	729,351	55,752	2,572,676
T. L. O'Day Senior Vice President, Global Operations	2012	516,981	—	574,359	525,342	523,860	—	205,849	2,346,391
	2011	491,400	—	579,423	501,231	468,247	—	222,709	2,263,010
	2010	468,000	—	388,476	460,537	565,896	—	195,590	2,078,499
L. M. Turner Senior Vice President, General Counsel and Secretary	2012	230,192	150,000	2,415,066	332,538	188,049	—	80,407	3,396,252

(1) Column (c) reflects annual base salary earned, on an accrual basis, for the years indicated and includes Internal Revenue Code, or IRC, section 125 deductions pursuant to The Hershey Company Flexible Benefits Plan and amounts deferred by the named executive officers in accordance with the provisions of The Hershey Company 401(k) Plan, or 401(k).

(2) With the exception of Ms. Turner, Column (d) indicates that no discretionary bonuses were paid to the named executive officers. Ms. Turner, who joined the Company in July 2012, received a $150,000 cash award as a sign-on award and to replace awards forfeited at her prior employer.

(3) Column (e) includes the aggregate grant date fair value of contingent target PSU awards for the 2012-2014 performance cycle and, with the exception of Ms. Turner, for the 2012 adjusted earnings per share-diluted component of the 2011-2013 and 2010-2012 performance cycles. With the exception of Ms. Turner, Column (e) reflects the grant date fair value of the PSUs awarded to each named executive officer in February 2012. The amount listed in Column (e) for Ms. Turner includes contingent target units for the 2012-2014 performance cycle granted in July 2012 upon her hire.

The number and grant date fair value of the PSUs awarded each named executive officer are shown on the Grants of Plan-Based Awards table in Columns (g) and (l). Assuming the highest level of performance is achieved for each of the PSU awards included in Column (e), the value of the awards at grant date for each of the named executive officers would be as follows:

Name	Year	Maximum Value at Grant Date ($)
J. P. Bilbrey	2012	6,560,267
	2011	7,377,919
	2010	1,501,748
H. P. Alfonso	2012	1,855,291
	2011	1,468,555
	2010	1,227,476
M. G. Buck	2012	1,372,127
	2011	1,000,119
T. L. O'Day	2012	1,338,904
	2011	1,181,117
	2010	971,190
L. M. Turner	2012	878,697

Column (e) also includes the grant date fair value of RSU awards granted to the named executive officer. The unvested portion of these RSU awards is included in the amounts presented in Columns (g) and (h) of the Outstanding Equity Awards table. The number of shares acquired and value received by the named executive officers with respect to RSU awards that vested in 2012 is included in Columns (d) and (e) of the Option Exercises and Stock Vested table.

The assumptions used to determine the grant date fair value of awards listed in Column (e) are set forth in Note 17 to the Company's Consolidated Financial Statements included in our 2012 Annual Report to Stockholders that accompanies this proxy statement.

(4) Column (f) presents the grant date fair value of stock options awarded the executive for the years indicated and does not reflect the value of shares actually received or which may be received in the future with respect to such stock options. The assumptions we made to determine the value of these awards are set forth in Note 17 to the Company's Consolidated Financial Statements included in our 2012 Annual Report to Stockholders that accompanies this proxy statement. The number and grant date fair value of stock options awarded to each named executive officer during 2012 appears in Columns (j) and (l) of the Grants of Plan-Based Awards table.

(5) As discussed in the Compensation Discussion and Analysis and as shown in Column (g), the Committee determined that payments would be awarded under our annual incentive program, which we refer to as the One Hershey Incentive Program, or OHIP, to the named executive officers for 2012. Awards under the OHIP for 2012 are based on base salary paid in 2012.

(6) Column (h) reflects the aggregate change in the actuarial present value of the named executive officer's retirement benefit under the Company's tax-qualified pension plan, the Compensation Limit Replacement Plan, or CLRP, and the Defined Benefit Supplemental Executive Retirement Plan, or DB SERP. The change in value calculation uses the same interest and mortality rate assumptions as the 2012 audited financial statements and measures the change in value between the pension plan measurement date in the 2011 and 2012 audited financial statements.

Mr. Alfonso, Mr. O'Day and Ms. Turner participate in the Defined Contribution Supplemental Executive Retirement Plan, or DC SERP, rather than the DB SERP. The DC SERP is established under the Company's Deferred Compensation Plan. DC SERP contributions for Mr. Alfonso, Mr. O'Day and Ms. Turner are included in Column (i) as listed in footnote 7 below.

The named executive officers also participate in our non-qualified, non-funded Deferred Compensation Plan under which deferred amounts are credited with notional earnings based on the performance of one or more third-party investment options available to all participants in our 401(k). No portion of the notional earnings credited during 2012 was "above market" or "preferential." Consequently, no Deferred Compensation Plan earnings are included in amounts reported in Column (h) above. See the Pension Benefits and the Non-Qualified Deferred Compensation tables for more information on the benefits payable under the qualified pension plan, DB SERP, CLRP and Deferred Compensation Plan to the named executive officers.

(7) All other compensation includes 401(k) matching contributions, perquisites and other amounts as described below. Benefits based upon a percent of base salary are computed as a percent of pay received in a calendar year.

Name	Year	Amount ($)	Description
J. P. Bilbrey	2012	107,257	Supplemental 401(k) match
		37,126	Security services (See footnote 8)
		11,250	401(k) match
		8,400	Company-paid financial counseling
		818	Supplemental retirement contribution
		800	Reimbursement of personal tax return preparation fee
	2011	83,305	Security services (See footnote 8)
		76,218	Supplemental 401(k) match
		11,025	401(k) match
		10,010	Company-paid financial counseling
		800	Reimbursement of personal tax return preparation fee
		764	Supplemental retirement contribution
	2010	49,122	Supplemental 401(k) match
		11,025	401(k) match
		8,750	Company-paid financial counseling
		800	Reimbursement of personal tax return preparation fee
		710	Supplemental retirement contribution
H. P. Alfonso	2012	144,667	DC SERP contribution
		40,830	Supplemental 401(k) match
		11,250	401(k) match
		7,563	Company-paid financial counseling
	2011	150,758	DC SERP contribution
		43,248	Supplemental 401(k) match
		11,025	401(k) match
		10,303	Company-paid financial counseling
		800	Reimbursement of personal tax return preparation fee
	2010	136,386	DC SERP contribution
		38,074	Supplemental 401(k) match
		11,025	401(k) match
		10,092	Company-paid financial counseling
		800	Reimbursement of personal tax return preparation fee
M. G. Buck	2012	30,381	Supplemental 401(k) match
		11,250	401(k) match
		8,750	Company-paid financial counseling
		800	Reimbursement of personal tax return preparation fee
		697	Supplemental retirement contribution
	2011	32,339	Supplemental 401(k) match
		11,025	401(k) match
		10,945	Company-paid financial counseling
		800	Reimbursement of personal tax return preparation fee
		643	Supplemental retirement contribution

Name	Year	Amount ($)	Description
T. L. O'Day	2012	122,906	DC SERP contribution
		32,996	Supplemental 401(k) match
		21,997	Supplemental Core Retirement Contribution (See footnote 9)
		11,250	401(k) match
		8,400	Company-paid financial counseling
		7,500	Core Retirement Contribution (See footnote 9)
		800	Reimbursement of personal tax return preparation fee
	2011	132,162	DC SERP contribution
		36,553	Supplemental 401(k) match
		24,369	Supplemental Core Retirement Contribution (See footnote 9)
		11,025	401(k) match
		10,825	Company-paid financial counseling
		7,350	Core Retirement Contribution (See footnote 9)
		425	Reimbursement of personal tax return preparation fee
	2010	115,807	DC SERP contribution
		30,666	Supplemental 401(k) match
		20,444	Supplemental Core Retirement Contribution (See footnote 9)
		11,025	401(k) match
		9,890	Company-paid financial counseling
		7,350	Core Retirement Contribution (See footnote 9)
		408	Reimbursement of personal tax return preparation fee
L. M. Turner	2012	28,546	DC SERP contribution
		20,145	Relocation expenses and related taxes (See footnote 10)
		15,000	Company-paid financial counseling
		9,865	401(k) match
		6,851	Core Retirement Contribution (See footnote 9)

(8) From time to time the Company provides security services for Mr. Bilbrey when the Company determines that conditions warrant such services for the safety and protection of Mr. Bilbrey and his family. Under applicable SEC rules, these services are considered "other compensation" and the amount reported is the Company's incremental cost for such services in 2012.

(9) As are all new hires since January 1, 2007, Mr. O'Day and Ms. Turner are eligible to receive a contribution to their 401(k) account equal to 3% of base salary and OHIP up to the maximum amount permitted by the Internal Revenue Service, or IRS. We call this contribution the Core Retirement Contribution. They also are eligible to receive a Supplemental Core Retirement Contribution equal to the amount by which the Core Retirement Contribution exceeds the IRS limit.

(10) Ms. Turner joined Hershey in July 2012. Company relocation benefits provided for Ms. Turner included $13,087 for automobile transportation, temporary living assistance and a miscellaneous allowance and $7,058 for reimbursement of certain taxes related to her relocation.

Grants of Plan-Based Awards

The following table and explanatory footnotes provide information with regard to the potential cash award that might have been earned during 2012 under the OHIP, and with respect to each PSU, stock option and RSU awarded to each named executive officer during 2012. The amounts that were earned under the OHIP during 2012 by the named executive officers are set forth in Column (g) of the Summary Compensation Table.

Grants of Plan-Based Awards 2012

Name	Grant Date[1]	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[2]			Estimated Possible Payouts Under Equity Incentive Plan Awards[3]			All Other Stock Awards: Number of Shares of Stock or Units[4] (#)	All Other Option Awards: Number of Securities Underlying Options[5] (#)	Exercise or Base Price of Option Awards[6] ($/Sh)	Grant Date Fair Value of Stock and Option Awards[7] ($)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	(k)	(l)
J. P. Bilbrey	02/21/2012	4,127	1,310,160	2,620,320	359	43,245	108,113	—	207,370	60.68	5,000,961
H. P. Alfonso	02/21/2012	1,418	450,000	900,000	102	12,230	30,575	—	59,830	60.68	1,428,094
M. G. Buck	02/21/2012	1,193	378,750	757,500	75	9,045	22,613	—	54,675	60.68	1,167,072
T. L. O'Day	02/21/2012	1,054	334,750	669,500	73	8,826	22,065	—	49,890	60.68	1,099,701
L. M. Turner	07/09/2012	432	137,019	274,038	40	4,852	12,130	28,000	28,015	72.44	2,747,604

(1) All awards presented were made in accordance with the Company's stockholder-approved Incentive Plan. Dates listed in Column (b) represent the Grant Date for PSUs reflected in Columns (f), (g) and (h), RSUs listed in Column (i), and the stock options listed in Column (j).

(2) Except for Ms. Turner, the amounts shown in Columns (c), (d) and (e) represent the threshold, target and maximum potential amounts that might have been payable based on the OHIP targets approved for the named executive officers in February 2012. For Ms. Turner, the amounts shown in Columns (c), (d) and (e) represent the threshold, target and maximum potential amounts that might have been payable based on the OHIP target approved in July 2012 upon her hire. All the amounts shown in Columns (c), (d) and (e) are based upon base salary received in 2012.

The threshold amount is the amount that would have been payable had the minimum score been achieved. Target is the amount payable had the business and individual performance scores been 100% on all metrics. The maximum amount reflects the highest amount payable for maximum scoring on all metrics.

(3) The number of units presented in Columns (f), (g) and (h) represents PSUs for the 2012-2014 performance cycle and, with the exception of Ms. Turner, for the 2012 adjusted earnings per share-diluted component of the 2011-2013 and the 2010-2012 performance cycles.

Each PSU represents the value of one share of our Common Stock. The number of PSUs earned for the 2012-2014 performance cycle will depend upon achievement against the following metrics:

- Three-year relative TSR versus the financial peer group (50% of the target award);
- Three-year compound annual growth in organic net sales outside the U.S. and Canada (15% of the target award);
- Three-year compound annual growth in adjusted earnings per share-diluted measured against an internal target (15% of the target award); and
- Annual growth in adjusted earnings per share-diluted measured against an internal target for each year of the three-year performance cycle (6⅔% of the target award per year).

Payment, if any, will be made in shares of the Company's Common Stock at the conclusion of the three-year performance cycle. The Committee will approve the targets for the annual adjusted earnings per share-diluted metrics at the beginning of each of the three years in the performance cycle. The minimum award as shown in Column (f) is the number of shares payable for achievement of the threshold level of performance on one of the metrics and the maximum award as shown in Column (h) is the number of shares payable for achievement of the maximum level of performance on all metrics.

More information regarding PSUs and the 2012 awards can be found in the Compensation Discussion and Analysis and the Outstanding Equity Awards table.

(4) With the exception of Ms. Turner, none of the named executive officers received other stock awards in 2012. Ms. Turner, who joined the Company in July 2012, received RSUs to replace compensation forfeited at her prior employer.

(5) The number of options awarded to each named executive officer on February 21, 2012, was targeted as one-half of the executive's long-term incentive target percentage times his or her 2012 base salary divided by the Black-Scholes value of $10.53 for each option. The Black-Scholes value is based on the $60.68 exercise price for these options determined as the closing price of the Company's Common Stock on the award date, February 21, 2012. The actual number of options awarded varied from the target level based on the executive's performance evaluation for 2012. The options awarded to Ms. Turner on July 9, 2012, had an exercise price per share of $72.44 and a Black-Scholes value of $11.87 for each option.

All options awarded by the Company have a ten-year term and vest in 25% increments over four years. Unvested options are forfeited if the executive terminates his or her employment, unless the termination is due to the executive's death, disability or retirement, in which case (i) options granted prior to April 28, 2011, continue to vest and are exercisable for five years following termination, and (ii) options granted on or after April 28, 2011, vest immediately and are exercisable for three or five years following termination (depending on the terms and conditions of the grant). Options granted in the year of retirement are prorated based upon the number of full calendar months worked in that year. In the event of a change in control, options granted prior to April 28, 2011, automatically vest upon the change in control and options granted on or after April 28, 2011, automatically vest unless a qualifying replacement award remains outstanding after the change in control, in which case options will vest in accordance with the original vesting schedule. Within the two-year period following a change in control, options will vest immediately if the executive's employment is terminated without Cause or the executive resigns for Good Reason, both as defined in the EBPP 3A. No option may be exercised later than the option expiration date. More information regarding stock options and the 2012 awards can be found in the Compensation Discussion and Analysis and the Outstanding Equity Awards table below.

(6) This column presents the exercise price for each option award based upon the closing price of the Company's Common Stock on the New York Stock Exchange on the award date shown in Column (b).

(7) Column (l) presents the aggregate grant date fair value of the target number of PSUs reported in Column (g), the grant date fair value of RSU awards reported in Column (i) and the stock options reported in Column (j) as determined in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718. The assumptions used in determining these amounts are set forth in Note 17 to the Company's Consolidated Financial Statements included in our 2012 Annual Report to Stockholders that accompanies this proxy statement.

Outstanding Equity Awards

The following table and explanatory footnotes provide information regarding unexercised stock options and unvested stock awards held by our named executive officers as of December 31, 2012. All values in the table are based on a market value for our Common Stock of $72.22, the closing price of our Common Stock on December 31, 2012, the last trading day of 2012, as reported by the New York Stock Exchange.

Outstanding Equity Awards As of December 31, 2012

	Option Awards[1]					Stock Awards			
Name	Number of Securities Underlying Unexercised Options[2] (#) Exercisable	Number of Securities Underlying Unexercised Options[3] (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested[4] (#)	Market Value of Shares or Units of Stock That Have Not Vested[5] ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested[6] (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[7] ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
J. P. Bilbrey	—	207,370	—	60.68	02/20/2022	625	48,519	91,500	6,608,130
	17,818	53,457	—	55.48	05/17/2021	—	—	91,375	6,599,103
	25,327	75,983	—	51.42	02/21/2021	—	—	—	—
	—	52,633	—	39.26	02/22/2020	—	—	—	—
	—	24,213	—	34.89	02/16/2019	—	—	—	—
	24,750	—	—	54.68	04/22/2017	—	—	—	—
	19,700	—	—	52.30	02/15/2016	—	—	—	—
	15,750	—	—	61.70	02/14/2015	—	—	—	—
Total	**103,345**	**413,656**	**—**	**—**	**—**	**625**	**48,519**	**182,875**	**13,207,233**
H. P. Alfonso	—	59,830	—	60.68	02/20/2022	—	—	26,500	1,913,830
	12,663	37,992	—	51.42	02/21/2021	—	—	26,750	1,931,885
	35,765	35,765	—	39.26	02/22/2020	—	—	—	—
	67,091	22,364	—	34.89	02/16/2019	—	—	—	—
	41,255	—	—	35.87	02/12/2018	—	—	—	—
	15,700	—	—	46.64	08/05/2017	—	—	—	—
Total	**172,474**	**155,951**	**—**	**—**	**—**	**—**	**—**	**53,250**	**3,845,715**
M. G. Buck	—	54,675	—	60.68	02/20/2022	—	—	20,125	1,453,428
	—	31,107	—	51.42	02/21/2021	—	—	18,250	1,318,015
	—	24,288	—	39.26	02/22/2020	—	—	—	—
	—	15,184	—	34.89	02/16/2019	—	—	—	—
	20,900	—	—	54.68	04/22/2017	—	—	—	—
	16,900	—	—	61.00	04/18/2015	—	—	—	—
Total	**37,800**	**125,254**	**—**	**—**	**—**	**—**	**—**	**38,375**	**2,771,443**
T. L. O'Day	—	49,890	—	60.68	02/20/2022	—	—	18,375	1,327,042
	12,593	37,782	—	51.42	02/21/2021	—	—	22,125	1,597,868
	33,665	33,665	—	39.26	02/22/2020	—	—	—	—
	1,478	15,890	—	34.89	02/16/2019	—	—	—	—
	2,937	—	—	35.23	12/01/2018	—	—	—	—
Total	**50,673**	**137,227**	**—**	**—**	**—**	**—**	**—**	**40,500**	**2,924,910**
L. M. Turner	—	28,015	—	72.44	07/09/2022	28,000	2,044,560	14,000	1,011,080
Total	**—**	**28,015**	**—**	**—**	**—**	**28,000**	**2,044,560**	**14,000**	**1,011,080**

---

(1) Columns (b) through (f) present information about stock options awarded to each named executive officer under the Incentive Plan. Each option award vests in increments of 25% on each of the first four anniversaries of the grant date, subject to earlier vesting in the event of a change in control for awards granted prior to April 28, 2011. Awards granted on or after April 28, 2011, will vest earlier if a qualifying replacement award is not outstanding after the change in control. Generally, upon termination of employment, vested options must be exercised and unvested options are cancelled, except in the case of retirement, death or disability in which case the options (i) continue to vest as scheduled (in the case of awards granted prior to April 28, 2011) or (ii) vest immediately (in the case of awards granted on or after April 28, 2011). Participants whose

employment terminates due to retirement, death or disability may exercise vested options for up to three or five years (based on the terms and conditions of the grant) after termination of employment. Options granted in the year of retirement are prorated based upon the number of full calendar months worked in that year. If termination occurs within two years after a change in control for any reason other than for Cause or by the executive without Good Reason, any replacement awards relating to options granted on or after April 28, 2011, will vest in full and may be exercised for one year after termination. If an executive officer is under age 55 (and for options granted on or after April 28, 2011, has completed less than five years of service), and his or her employment is terminated for reasons other than for Cause or by the executive without Good Reason, the executive will be eligible to exercise all vested stock options and a prorated portion of his or her unvested stock options held on the date of separation from service for a period of 120 days following separation. No option may be exercised after its expiration date.

(2) Options listed in Column (b) are vested and may be exercised by the executive at any time subject to the terms of the stock option.

(3) Options listed in Column (c) were not vested as of December 31, 2012. The following table provides information with respect to the dates on which these options are scheduled to vest, subject to continued employment (or retirement, death or disability), prorating in the event of severance, and possible acceleration in the event of a change in control.

Grant Date	Future Vesting Dates	Number of Options Vesting				
		J. P. Bilbrey	**H. P. Alfonso**	**M. G. Buck**	**T. L. O'Day**	**L. M. Turner**
07/09/2012	07/09/2013	—	—	—	—	7,003
	07/09/2014	—	—	—	—	7,004
	07/09/2015	—	—	—	—	7,004
	07/09/2016	—	—	—	—	7,004
02/21/2012	02/21/2013	51,842	14,957	13,668	12,472	—
	02/21/2014	51,843	14,958	13,669	12,473	—
	02/21/2015	51,842	14,957	13,669	12,472	—
	02/21/2016	51,843	14,958	13,669	12,473	—
05/18/2011	05/18/2013	17,819	—	—	—	—
	05/18/2014	17,819	—	—	—	—
	05/18/2015	17,819	—	—	—	—
02/22/2011	02/22/2013	25,328	12,664	10,369	12,594	—
	02/22/2014	25,327	12,664	10,369	12,594	—
	02/22/2015	25,328	12,664	10,369	12,594	—
02/23/2010	02/23/2013	26,316	17,882	12,144	16,832	—
	02/23/2014	26,317	17,883	12,144	16,833	—
02/17/2009	02/17/2013	24,213	22,364	15,184	15,890	—
Total per Executive		**413,656**	**155,951**	**125,254**	**137,227**	**28,015**

(4) Column (g) for Mr. Bilbrey includes 625 unvested RSUs awarded Mr. Bilbrey from a grant in 2009. The 625 units vested on February 17, 2013. For Ms. Turner, Column (g) includes 28,000 unvested RSUs awarded Ms. Turner in 2012. These RSUs vest in increments of 7,000 units on August 9, 2013, July 9, 2014, July 9, 2015, and July 9, 2016.

(5) Column (h) contains the value of the RSUs reported in Column (g) using the $72.22 closing price per share of our Common Stock on the New York Stock Exchange on December 31, 2012. Column (h) also includes accrued dividend equivalents through December 31, 2012, on the RSUs included in Column (g). Accrued dividend equivalents will be paid in cash upon vesting.

(6) For each named executive officer, the first number in Column (i) is the maximum number of PSUs potentially payable for the 2012-2014 performance cycle that vests on December 31, 2014. With the exception of Ms. Turner, the second number in Column (i) is the maximum number of PSUs potentially payable for the 2011-2013 performance cycle that vests on December 31, 2013. Based on progress to date against goals, amounts presented in Column (i) for both performance cycles are at maximum, which is 250% of target. The actual number of PSUs earned, if any, will be determined at the end of each performance cycle and may be fewer than the number reflected in Column (i).

(7) Column (j) contains the value of PSUs reported in Column (i) using the $72.22 closing price per share of our Common Stock on the New York Stock Exchange on December 31, 2012.

Option Exercises and Stock Vested

The following table and explanatory footnotes provide information with regard to amounts paid to or earned by our named executive officers during 2012 as a result of the exercise of stock options or the vesting of stock awards.

Option Exercises and Stock Vested 2012

	Option Awards[1]		Stock Awards[2]	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
(a)	(b)	(c)	(d)	(e)
J. P. Bilbrey	143,904	4,373,602	84,877	6,129,817
			4,375[3]	307,501
H. P. Alfonso	33,600	396,873	30,916	2,232,754
M. G. Buck	64,149	1,211,859	20,951[4]	1,513,081
T. L. O'Day	45,000	1,520,631	24,461	1,766,573
L. M. Turner	—	—	—	—

(1) The values shown in Column (b) represent the number of stock options exercised by the named executive officers during 2012, and Column (c) represents the market value at the time of exercise of the shares purchased less the exercise price paid.

(2) The values shown in Column (d) include the number of PSUs earned from the 2010-2012 performance cycle that ended on December 31, 2012, as determined by the Committee, or, in the case of Mr. Bilbrey, determined by the independent members of our Board. The results of the 2010-2012 performance cycle that ended on December 31, 2012, exceeded the financial targets established at the start of the performance cycle. The awards included in Column (d) reflect payment at 226.49% of target. Ms. Buck elected to defer payment of her award as described below. Messrs. Bilbrey, Alfonso, and O'Day received payment in Common Stock for their award in February 2013. In accordance with the terms of the PSU award, each PSU represents one share of our Common Stock valued in Column (e) at $72.22, the closing price of our Common Stock on the New York Stock Exchange on December 31, 2012.

For Mr. Bilbrey, Column (d) also includes the number of RSUs that vested in 2012 as a result of prior year awards. These awards are described in more detail in the following footnotes.

(3) On February 17, 2012, 625 RSUs awarded to Mr. Bilbrey in 2009 vested. Mr. Bilbrey elected to defer 100% of this award. On the vesting date of these RSUs, Mr. Bilbrey received a cash payment of $2,406, which was equivalent to dividends that would have been earned had he held Common Stock instead of RSUs during the vesting period. Mr. Bilbrey utilized the net cash received after taxes to meet tax obligations on the deferred portion of his award, resulting in deferral of all 625 shares. Based on Mr. Bilbrey's deferral election, these 625 RSUs will be paid as shares of Common Stock, net of applicable taxes, upon his separation from service from the Company, subject to the requirements of section 409A of the IRC.

On June 3, 2012, 3,750 RSUs awarded to Mr. Bilbrey in 2008 vested. Mr. Bilbrey elected to receive immediate payment in shares of the Company's Common Stock. In addition, Mr. Bilbrey received cash payments of $19,519, which were equivalent to dividends that would have been earned had he held Common Stock instead of RSUs during the vesting period. Mr. Bilbrey liquidated 1,545 RSUs to meet tax obligations, resulting in his receipt of 2,205 shares of the Company's Common Stock.

The value of the RSUs paid to or deferred by Mr. Bilbrey was based on the closing price of the Company's Common Stock on the respective vesting dates. Required tax withholdings were deducted from all payments. Column (e) reflects the value of the 4,375 shares realized by Mr. Bilbrey and the cash equivalent of dividends payable on the RSUs vesting in 2012.

(4) Ms. Buck elected to defer 100% of the shares payable to her from the 2010-2012 PSU cycle. The gross number of shares payable to her, 20,951, was reduced by required tax withholdings, resulting in deferral of 20,236 common stock units. Based on her election, these 20,236 common stock units will be paid as shares of Common Stock, net of applicable taxes, upon her separation from service from the Company, subject to the requirements of section 409A of the IRC.

Pension Benefits

Each of the named executive officers, with the exception of Mr. O'Day and Ms. Turner, is a participant in our tax-qualified defined benefit pension plan and is fully vested in his or her benefit under that plan. Mr. Bilbrey and Ms. Buck are eligible to participate in our non-qualified DB SERP. No benefit is payable under the DB SERP if the executive officer terminates employment prior to age 55 or if he or she does not have five years of service with the Company. As of December 31, 2012, Mr. Bilbrey had attained age 55 with five years of service.

The combination of the tax-qualified and DB SERP plans were designed to provide a benefit upon retirement at or after reaching age 60 based on a joint and survivor annuity equal to 55% of final average compensation for an executive officer with 15 or more years of service (reduced pro rata for each year of service under 15). Effective January 1, 2007, the benefit payable under the DB SERP to an executive officer who was age 50 or over as of January 1, 2007, was reduced by 10%, and the benefit payable to an executive officer who had not attained age 50 as of January 1, 2007, was reduced by 20%. The benefit payable to Mr. Bilbrey was reduced by 10% and the benefit payable to Ms. Buck was reduced by 20%.

Final average compensation is calculated as the sum of (i) the average of the highest three calendar years of base salary paid over the last five years of employment with the Company and (ii) the average of the highest three annual incentive program awards for the last five years of employment with the Company, whether paid or deferred. The benefit accrued under the DB SERP is payable upon retirement as a lump sum, a life annuity with 50% benefit continuation to the participant's surviving spouse, or payment may be deferred in accordance with the provisions of the Company's Deferred Compensation Plan. The lump sum is equal to the actuarial present value of the joint and survivor pension earned, reduced by the lump sum value of the benefits to be paid under the tax-qualified defined benefit pension plan and the value of the executive's Social Security benefits. If the executive officer terminates employment after age 55 but before age 60, the benefit is reduced for early retirement at a rate of 5% per year for the period until the executive would have turned 60.

The CLRP provides eligible participants the defined benefit he or she would have earned under our tax-qualified defined benefit pension plan were it not for the legal limitation on compensation used to determine benefits. An executive officer who is a participant in the DB SERP is not eligible to participate in the CLRP, unless he or she (i) ceases to be designated by the Committee as eligible to participate in the DB SERP prior to his or her termination of employment with the Company or (ii) has his or her employment involuntarily terminated by the Company other than for Cause prior to vesting in the DB SERP. Executive officers meeting these criteria become eligible to participate in the CLRP and receive a benefit for all years in which they would have been a participant of the CLRP had they not been designated by the Committee to be eligible for the DB SERP.

Executive officers who are eligible for both the DC SERP (described under Non-Qualified Deferred Compensation below) and the tax-qualified defined benefit pension plan receive an additional credit under the CLRP equal to 3% of eligible earnings less the IRS annual limitation on compensation. Mr. Alfonso is the only named executive officer eligible for the CLRP. Upon separation, benefits under the CLRP are payable in a single lump sum or may be deferred into the Deferred Compensation Plan. A participant is eligible for his or her CLRP benefit upon separation from service (subject to the provisions of section 409A of the IRC) after five years of service or attaining age 55 (unless the participant is terminated for Cause). Payment is also made to the estate of a participant who dies prior to separation from service. Participants who become disabled are 100% vested in their benefit and continue to accrue additional benefits for up to two additional years.

The following table and explanatory footnotes provide information regarding the present value of benefits accrued under the tax-qualified defined benefit pension plan, as applicable, and the DB SERP or CLRP for each named executive officer as of December 31, 2012. The amounts shown for the DB SERP reflect the reduction for the present value of the benefits under the tax-qualified defined benefit pension plan and Social Security benefits.

Pension Benefits
2012

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit[1] ($)	Payments During Last Fiscal Year ($)
(a)	(b)	(c)	(d)	(e)
J. P. Bilbrey	Tax-Qualified Defined Benefit Pension Plan	9	120,189	—
	DB SERP	9	9,016,244	—
H. P. Alfonso	Tax-Qualified Defined Benefit Pension Plan	6	49,275	—
	CLRP	6	124,361	—
M. G. Buck	Tax-Qualified Defined Benefit Pension Plan	8	84,082	—
	DB SERP	8	2,536,397	—
T. L. O'Day	—	—	—	—
L. M. Turner	—	—	—	—

(1) These amounts have been calculated using interest rate, mortality and other assumptions consistent with those used for financial reporting purposes as set forth in Note 14 to the Company's Consolidated Financial Statements included in our 2012 Annual Report to Stockholders which accompanies this proxy statement. The actual payments would differ due to plan assumptions. The estimated vested DB SERP benefit as of December 31, 2012, for Mr. Bilbrey was $8,829,004. The amounts are based on final average compensation of each eligible executive officer under the terms of the DB SERP as of December 31, 2012.

Name	Final Average Compensation ($)
J. P. Bilbrey	1,969,609
H. P. Alfonso	—
M. G. Buck	918,799
T. L. O'Day	—
L. M. Turner	—

Non-Qualified Deferred Compensation

Our named executive officers are eligible to participate in The Hershey Company Deferred Compensation Plan. The Deferred Compensation Plan is a non-qualified, non-funded plan that permits participants to defer compensation that would otherwise be paid to them currently. The Deferred Compensation Plan is intended to secure the goodwill and loyalty of participants by enabling them to defer compensation when the participants deem it beneficial to do so and by providing a vehicle for the Company to provide, on a non-qualified basis, contributions that could not be made on the participants' behalf to the tax-qualified 401(k). The Company credits the Deferred Compensation Plan with a specified percentage of compensation for executive officers participating in the non-qualified DC SERP.

Our named executive officers may elect to defer payments to be received from the DB SERP, DC SERP, CLRP, and the OHIP as well as PSU and RSU awards, but not stock options. Amounts deferred are fully vested and are credited to the individual's account under the Deferred Compensation Plan. Participants elect to receive payment at termination of employment or some other future date. DB SERP and CLRP payments designated for deferral into the Deferred Compensation Plan are not credited as earned but are credited in full upon the participant's retirement.

Payments are distributed in a lump sum or in annual installments for up to 15 years. All amounts are payable in a lump sum following a change in control. All elections and payments under the Deferred Compensation Plan are subject to compliance with section 409A of the IRC which may limit elections and require a delay in payment of benefits in certain circumstances.

While deferred, amounts are credited with notional earnings as if they were invested by the participant in one or more investment options offered by the Deferred Compensation Plan. The investment options under the Deferred Compensation Plan consist of investment in a deferred common stock unit account that we value according to the performance of our Common Stock (for awards paid in stock) or in mutual funds or other investments available to participants in our 401(k) (for awards paid in cash). The participants' accounts under the Deferred Compensation Plan are adjusted daily, up or down, depending upon performance of the investment options elected.

Effective January 1, 2007, we began crediting the deferred compensation accounts of all employees, including the named executive officers, with the amount of employer matching contributions that exceed the limits established by the IRS for contribution to the 401(k). These amounts are credited in the first quarter of the year after they are earned. As shown in the footnotes to the Summary Compensation Table beginning on page 60, these amounts are designated as "Supplemental 401(k) match" and are included as "All Other Compensation" in the year earned. These amounts also are included in Column (c) of the Non-Qualified Deferred Compensation table in the year earned. All of the named executive officers are fully vested in the Supplemental 401(k) match credits presented and will be paid at a future date or at termination of employment, as elected by the officer.

Effective January 1, 2007, we began crediting the deferred compensation accounts of all employees hired on or after January 1, 2007, including eligible named executive officers, with the amount of core retirement contributions that exceed the limits established by the IRS for contribution to the 401(k). These amounts are credited in the first quarter of the year after they are earned. As shown in the footnotes to the Summary Compensation Table, these amounts are designated as "Supplemental Core Retirement Contribution" and are included as "All Other Compensation" in the year earned. These amounts also are included in Column (c) of the Non-Qualified Deferred Compensation table in the year earned. Mr. O'Day was the only named executive officer eligible for a Supplemental Core Retirement Contribution credit for 2012. He is fully vested in this benefit and will receive payment for this benefit at termination of employment subject to the provisions of section 409A of the IRC.

Mr. Alfonso, Mr. O'Day and Ms. Turner are eligible to participate in our DC SERP, a part of the Deferred Compensation Plan. The DC SERP provides annual allocations to the Deferred Compensation Plan equal to a percentage of compensation determined by the Committee in its sole discretion. In order to receive the annual DC SERP allocation, an executive officer must (i) defer in the 401(k) the maximum amount allowed by the Company or IRS and (ii) be employed on the last day of the plan year unless he or she terminates employment while at least age 55, retires, dies or becomes disabled. After completing five years of service with the Company, an executive officer is vested in 10% increments based on his or her age. An executive age 46 with five years of service is 10% vested and an executive age 55 with five years of service is 100% vested. Mr. Alfonso's, Mr. O'Day's and Ms. Turner's annual DC SERP allocation is equal to 12.5% of base salary and OHIP award for the calendar year, whether paid or deferred. Mr. Alfonso is 100% vested in his DC SERP benefit. Mr. O'Day and Ms. Turner are not vested in any portion of their DC SERP benefit.

The following table and explanatory footnotes provide information relating to the activity in the Deferred Compensation Plan accounts of the named executive officers during 2012 and the aggregate balance of the accounts as of December 31, 2012.

Non-Qualified Deferred Compensation 2012

Name	Executive Contributions in Last Fiscal Year[1] ($)	Registrant Contributions in Last Fiscal Year[2] ($)	Aggregate Earnings in Last Fiscal Year[3] ($)	Aggregate Withdrawals/ Distributions[4] ($)	Aggregate Balance at Last Fiscal Year-End[5] ($)
(a)	(b)	(c)	(d)	(e)	(f)
J. P. Bilbrey	1,559,953	107,257	912,115	—	5,725,755
H. P. Alfonso	—	185,498	198,164	23,557	1,703,952
M. G. Buck	1,052,798	30,381	711,348	—	4,460,413
T. L. O'Day	1,096,730	177,899	528,480	—	3,577,668
L. M. Turner	—	28,546	—	—	28,546

(1) Column (b) reflects amounts that otherwise would have been received by Mr. Bilbrey, Ms. Buck and Mr. O'Day during 2012 as payment of PSU and RSU awards but were deferred under the Deferred Compensation Plan. Mr. Bilbrey deferred both PSU and RSU awards. Ms. Buck and Mr. O'Day deferred their PSU award.

Of the $1,559,953 deferred by Mr. Bilbrey, $38,038 represents the net amount after required taxes were deducted from Mr. Bilbrey's 2009 RSU award that vested on February 17, 2012. Mr. Bilbrey utilized the net cash received in lieu of dividends on the RSUs to meet the tax obligations on the deferred award. The remaining $1,521,915 represents the net amount after required taxes were deducted from Mr. Bilbrey's 2009-2011 PSU award that vested December 31, 2011. The value of these awards is not listed in the Summary Compensation Table of this proxy statement.

The $1,052,798 deferred by Ms. Buck represents the net amount after required taxes were deducted from Ms. Buck's 2009-2011 PSU award that vested December 31, 2011. The value of this award is not included in the Summary Compensation Table of this proxy statement.

The $1,096,730 deferred by Mr. O'Day represents the net amount after required taxes were deducted from Mr. O'Day's 2009-2011 PSU award that vested December 31, 2011. The value of this award is not included in the Summary Compensation Table of this proxy statement.

(2) For Mr. Alfonso, Mr. O'Day and Ms. Turner, Column (c) reflects the DC SERP contribution earned in 2012. With the exception of Ms. Turner, this column also reflects the Deferred Compensation Plan Supplemental 401(k) match contributions earned by each of the named executive officers in 2012. For Mr. O'Day, Column (c) includes the Supplemental Core Retirement Contribution earned in 2012. These amounts are included in Column (i) of the Summary Compensation Table of this proxy statement.

(3) Column (d) reflects the amount of adjustment made to each named executive officer's account during 2012 to reflect the performance of the investment options chosen by the officer. Amounts reported in Column (d) were not required to be reported as compensation in our Summary Compensation Table.

(4) Column (e) reflects payment to Mr. Alfonso of 375 previously deferred RSUs from a 2006 award plus earnings.

(5) Column (f) reflects the aggregate balance credited to each named executive officer as of December 31, 2012, including the 2012 amounts reflected in Columns (b), (c) and (d). The following table indicates the portion of the Column (f) balance that reflects amounts disclosed in a Summary Compensation Table included in proxy statements for years prior to 2012.

Name	Amount Reported in Previous Years ($)
J. P. Bilbrey	1,037,789
H. P. Alfonso	905,957
M. G. Buck	375,671
T. L. O'Day	772,815
L. M. Turner	—

Potential Payments Upon Termination or Change in Control

We maintain plans covering our executive officers that will require us to provide incremental compensation in the event of involuntary termination of employment or a change in control. We describe these obligations below.

Overview

On August 7, 2012, the independent members of our Board of Directors, based on a recommendation from the Committee, authorized our entering into an employment agreement with Mr. Bilbrey, our President and CEO. The employment agreement provides for Mr. Bilbrey's continued employment as President and CEO and as a member of the Board of Directors. The employment agreement does not have a specified term; Mr. Bilbrey's employment is on an at-will basis. In the event Mr. Bilbrey's employment is terminated by the Company without Cause or he resigns for Good Reason (in each case as defined in the employment agreement), Mr. Bilbrey will be entitled to certain severance benefits. In the event of his termination after a change in control, Mr. Bilbrey will be eligible to receive benefits under the EBPP 3A. He is not entitled to an excise tax gross-up. The employment agreement subjects Mr. Bilbrey to certain non-competition and non-solicitation covenants under the ECRCA (as described below) and to compensation recovery (clawback) to the extent required by applicable law and regulations.

Our other named executive officers also participate in the EBPP 3A. The EBPP 3A is intended to help us attract and retain qualified executive employees and maintain a stable work environment by making a provision for the protection of covered executives in connection with a change in control of Hershey or termination of employment under certain circumstances.

Each of our named executive officers was required to sign an Executive Confidentiality and Restrictive Covenant Agreement, or ECRCA, as a condition to receiving long-term incentive compensation awards such as stock options and PSUs. The ECRCA obligates the executive officer to not disclose or misuse our confidential and proprietary information or, for a period of 12 months following termination, carry on any activities that compete with our business.

Termination of employment and a change in control also impact PSUs, RSUs and stock option awards we have made, as well as benefits payable under our employee benefit plans.

The following narrative takes each termination of employment situation – voluntary resignation, discharge for Cause, death, disability, retirement, discharge without Cause, and resignation for Good Reason – and a change in control of the Company, and describes the additional amounts, if any, that the Company would pay or provide to Messrs. Bilbrey, Alfonso, and O'Day, Ms. Buck and Ms. Turner, or their beneficiaries as a result. The narrative below and the amounts shown reflect certain assumptions we have made in accordance with SEC rules. We have assumed that the termination of employment or change in control occurred on December 31, 2012 and that the value of a share of our Common Stock on that day was $72.22, the closing price on the New York Stock Exchange on December 31, 2012.

In addition, in keeping with SEC rules, the following narrative and amounts do not include payments and benefits which are not enhanced by the termination of employment or change in control. These payments and benefits include:

- Benefits accrued under the Company's broad-based, tax-qualified 401(k) and tax-qualified defined benefit pension plan;
- Accrued vacation pay, health plan continuation and other similar amounts payable when employment terminates under programs generally applicable to the Company's salaried employees;
- Supplemental 401(k) match provided to the named executive officers on the same basis as all other employees eligible for Supplemental 401(k) match;
- Vested benefits accrued under the DB SERP and account balances held under the Deferred Compensation Plan as described above beginning on pages 69 and 70; and
- Stock options which have vested and become exercisable prior to termination of employment or change in control.

The payments and benefits described in the five bullet points above are referred to in the following discussion as the executive officer's "vested benefits."

Voluntary Resignation

We are not obligated to pay amounts over and above vested benefits to a named executive officer who voluntarily resigns. Vested stock options may not be exercised after the named executive officer's resignation date unless the officer is age 55 or older and, in certain instances, has met minimum service requirements as described in Treatment of Stock Options upon Retirement, Death or Disability below.

Discharge for Cause

If we terminate a named executive officer's employment for Cause, we are not obligated to pay the officer any amounts over and above the vested benefits. The named executive officer's right to exercise vested options expires upon discharge for Cause, and amounts otherwise payable under the DB SERP are subject to forfeiture at the Company's discretion. In general, a discharge will be for Cause if the executive has intentionally failed to perform his or her duties or engaged in illegal or gross misconduct that harms the Company. Effective in February 2011, the EBPP 3A was amended to provide that engaging in illegal conduct, gross negligence or willful misconduct, material dishonesty or violation of Company policies, or bad faith actions not in the best interests of the Company will be grounds for discharge for Cause.

Death or Disability

If an executive officer dies and has not met the vesting requirements to be eligible to receive a benefit from the DB SERP, no benefits are paid. Mr. Bilbrey is fully vested in his DB SERP benefits as of December 31, 2012.

A maximum monthly long-term disability benefit of $35,000 would be provided for Mr. Bilbrey and $25,000 for all other named executive officers in the event of long-term disability. Long-term disability benefits are payable until age 65. Long-term disability benefits are offset by other benefits such as Social Security. The maximum amount of the monthly long-term disability payments from all sources, assuming long-term disability on December 31, 2012, is set forth in the tables below. The additional lump sum DB SERP amount that would be payable for Mr. Bilbrey and Ms. Buck at age 65, attributable to vesting and benefit service credited during the disability period for the DB SERP, if the executive's disability started on December 31, 2012, is shown on the table below. Mr. Alfonso participates in the CLRP which provides two additional years of credit after approval for long-term disability benefits. Mr. O'Day and Ms. Turner are eligible for the Supplemental Core Retirement Contribution and would receive up to two additional years of Supplemental Core Retirement Contribution credit after approval for long-term disability benefits payable up to age 65. Mr. Alfonso, Mr. O'Day and Ms. Turner participate in the DC SERP which provides up to two additional years of credit after approval for long-term disability benefits payable up to age 65. Those amounts are listed in the table below:

	Long-Term Disability Benefit			
Name	**Maximum Monthly Amount ($)**	**Years and Months to Age 65 (#)**	**Total of Payments to Age 65 ($)**	**Lump Sum DB SERP/ DC SERP Benefit ($)**
J. P. Bilbrey	35,000	8 years 7 months	3,605,000	7,723,036(1)
H. P. Alfonso	25,000	9 years 6 months	2,850,000	352,449(2)
M. G. Buck	25,000	13 years 9 months	4,125,000	5,714,691(1)
T. L. O'Day	25,000	1 year 6 months	450,000	685,560(3)
L. M. Turner	25,000	9 years 10 months	2,950,000	241,496(4)

(1) Reflects additional lump sum amount of DB SERP benefit payable at age 65 attributable to vesting and benefit service credited during the disability period.

(2) Reflects two additional years of CLRP and DC SERP credit.

(3) Reflects one and one-half additional years of Supplemental Core Retirement Contribution and DC SERP credit and full vesting upon disability.

(4) Reflects two additional years of Supplemental Core Retirement Contribution and DC SERP credit and full vesting upon disability.

Treatment of Stock Options upon Retirement, Death or Disability

In the event of retirement, death or disability, vested stock options remain exercisable for a period of three or five years but not later than the option expiration date. The exercise period is based upon the terms and conditions of the individual grant. For awards granted prior to April 28, 2011, retirement was defined as separation after attainment of age 55. For awards granted on or after April 28, 2011, retirement is defined as separation after attainment of age 55 with at least five years of service.

Options awarded prior to April 28, 2011, that are not vested at the time of retirement, death or disability will continue to vest over the five years following termination in accordance with the original vesting schedule established on the grant date. Options granted on or after April 28, 2011, that are not vested at the time of retirement, death or disability will vest in full and the options will remain exercisable for three or five years following termination. Options granted in the year of retirement are prorated based upon the number of full calendar months worked in that year.

The following table provides the number of unvested stock options as of December 31, 2012, that would have become vested and remained exercisable during the three-year or five-year periods following death or disability, or retirement, if applicable, on December 31, 2012, and the value of those options based on the excess of the fair market value of our Common Stock on December 31, 2012, over the option exercise price. Mr. Bilbrey and Mr. Alfonso were considered retirement eligible based on the provisions of all option awards on December 31, 2012.

Name	Stock Options	
	Number[(1)] (#)	**Value[(2)] ($)**
J. P. Bilbrey	413,656	7,507,021
H. P. Alfonso	155,951	3,494,334
M. G. Buck	125,254	2,645,326
T. L. O'Day	137,227	3,064,368
L. M. Turner	28,015	—

(1) Total number of unvested options as of December 31, 2012.

(2) Difference between $72.22, the closing price for our Common Stock on December 31, 2012, and the exercise price for each option. Options, once vested, may be exercised at any time during the three or five years (based upon the provisions of the grant) after employment termination due to retirement after age 55 (and at least five years of service for options granted on or after April 28, 2011), death or disability, but not later than the option expiration date.

Mr. O'Day is considered retirement eligible for unvested stock options granted prior to April 28, 2011, but is not considered retirement eligible for awards granted on or after April 28, 2011, as he does not have five years of service. The amount shown for Mr. O'Day includes 49,890 stock options valued at $575,731 which he would forfeit upon voluntary separation. Ms. Turner is not considered retirement eligible for any of her unvested options because she does not have five years of service. Ms. Turner would forfeit 28,015 stock options upon voluntary separation. These options were granted at a higher price than the closing price of our Common Stock on December 31, 2012, and therefore had no value on December 31, 2012.

Treatment of RSUs upon Retirement, Death or Disability

Upon retirement any RSUs held by our named executive officers that are not vested are forfeited.

A prorated portion of unvested RSUs granted prior to April 28, 2011, will vest upon death or disability. The prorated number of RSUs is based upon the number of full and partial calendar months from the grant date to the date of death or disability divided by the full and partial calendar months from the grant date to the end of the restriction period, multiplied by the number of RSUs originally granted. Unvested RSUs granted on or after April 28, 2011, will vest in full upon death or disability. The following table summarizes the unvested RSU awards that would have vested on December 31, 2012, if the executive's employment terminated that day due to death or disability.

Name	Restricted Stock Units	
	Number[(1)] (#)	Value[(2)] ($)
J. P. Bilbrey	605	43,693
H. P. Alfonso	—	—
M. G. Buck	—	—
T. L. O'Day	—	—
L. M. Turner	28,000	2,022,160

(1) Prorated number of unvested RSUs as of December 31, 2012, for Mr. Bilbrey. Ms. Turner's RSUs were granted in July 2012 and are not subject to reduction upon death or disability.

(2) Value of shares based on $72.22, the closing price for our Common Stock on December 31, 2012.

Discharge Not for Cause; Resignation for Good Reason

Under Mr. Bilbrey's employment agreement and the EBPP 3A, as applicable, we have agreed to pay severance benefits of two times base salary in a lump sum if we terminate the executive officer's active employment without Cause (one and one-half times base salary if the executive became a participant in EBPP 3A after February 22, 2011). We have agreed to provide to Mr. Bilbrey as additional severance payments an amount equal to two times his target award under the OHIP, and to other named executive officers, additional severance payments in the amount that the executive officer would have been eligible to receive under the OHIP for a period of two years (18 months for participants first covered by EBPP 3A after February 22, 2011) following termination. Under Mr. Bilbrey's employment agreement and EBPP 3A, the executive would be entitled to receive a pro rata payment of the OHIP award, if any, earned for the year in which termination occurs. These benefits also are payable if the executive officer resigns from active employment for Good Reason. Good Reason will arise under Mr. Bilbrey's employment agreement in the event of a diminution of his title, duties, responsibilities, a material breach of the employment agreement by the Company, any adverse amendment to the DB SERP or EBPP 3A affecting Mr. Bilbrey or his removal or failure to be reelected to the Board. Good Reason arises under the EBPP 3A if we appoint a new Chief Executive Officer, and during the first two years of his or her tenure, the executive officer's position, authority, duties or responsibilities are diminished or base salary is reduced. If Mr. Bilbrey's or an executive officer's employment is terminated for reasons other than for Cause or if the executive officer terminates for Good Reason, the Company will continue the executive's welfare benefits for a period of two years. For executives first covered by EBPP 3A after February 22, 2011, welfare benefit coverage will continue for 18 months. Ms. Turner is the only named executive officer first covered by EBPP 3A after February 22, 2011. Coverage for disability and participation in all tax-qualified retirement plans will not be continued.

If an executive officer is under age 55 and his or her employment is terminated for reasons other than for Cause, or if the executive officer terminates for Good Reason, the executive will be eligible to exercise all vested stock options and a prorated portion of his or her unvested stock options held on the date of separation from service for a period of 120 days following separation. If the executive officer is age 55 or older (with five or more years of service with respect to stock options granted on or after April 28, 2011) and his or her employment is terminated for reasons other than for Cause, or if the executive terminates for Good Reason, the executive will be entitled to exercise (provided any vesting requirement has been satisfied as of the date of exercise) any outstanding stock options until the earlier of three or five years (based on the provisions of the individual grant) from the date of termination or the expiration of the options. In addition, if an executive officer's employment is terminated for reasons other than for Cause, or if the executive officer terminates for Good Reason, the executive will receive payment for a prorated portion of any unvested RSUs held on the date of separation from service.

The following table summarizes the incremental amounts that would have been payable to the named executive officer had his or her employment terminated on December 31, 2012, under circumstances entitling the officer to severance benefits as described above.

Name	Salary ($)	One Hershey Incentive Program at Target ($)	Value of Benefits Continuation[1] ($)	Total ($)
J. P. Bilbrey	2,183,600	2,620,320	22,612	4,826,532
H. P. Alfonso	1,200,000	900,000	32,972	2,132,972
M. G. Buck	1,010,000	757,500	31,356	1,798,856
T. L. O'Day	1,030,000	669,500	29,230	1,728,730
L. M. Turner[2]	712,500	427,500	7,655	1,147,655

(1) Reflects projected medical, dental, vision and life insurance continuation premiums paid by the Company during the two years following termination for each executive except Ms. Turner.

(2) Ms. Turner began participation in the EBPP 3A in July 2012. Benefits shown in the table above reflect a severance payment for 1.5 years of salary and an OHIP target payment for the same period. Value of Benefits Continuation includes projected medical, dental, vision and life insurance continuation premiums paid by the Company for a period of 1.5 years following termination.

Information with respect to stock options and RSUs held by each executive officer as of December 31, 2012, appears in the Outstanding Equity Awards table.

Change in Control

Special provisions apply if a change in control occurs. In general, a change in control will occur if the Milton Hershey School Trust no longer owns voting control of the Company and another person or group acquires 30% or more of the combined voting power of our voting stock; there is an unwelcome change in a majority of the members of our Board; or, if after consummation of a merger or similar business transaction or a sale of substantially all of our assets, the Milton Hershey School Trust does not own voting control of the merged or acquiring company.

The EBPP 3A provides the vesting and payment of the following benefits upon a change in control to each of the named executive officers:

- An OHIP payment for the year of the change in control at the greater of target or the estimated payment based on actual performance to the date of the change in control;
- For awards granted prior to April 28, 2011, full vesting for any PSU awards for the performance cycle ending in the year of the change in control. The cash payment will be based upon the greater of target or actual performance through the date of the change in control, with each PSU valued at the highest closing price for our Common Stock during the 60 days prior to the change in control;
- For awards granted prior to April 28, 2011, full vesting of outstanding PSU awards that are in the second year of the performance cycle at the time of the change in control and prorated vesting of outstanding PSU awards that are in the first year of the performance cycle at the time of the change in control;
- To the extent not vested, full vesting of benefits accrued under the DB SERP and the Deferred Compensation Plan; and
- To the extent not vested, full vesting of benefits under the tax-qualified defined benefit pension plan and the 401(k).

Our Incentive Plan provides for full vesting of all outstanding stock options and RSUs (including accrued cash credits equivalent to dividends that would have been earned had the executive held Common Stock instead of RSUs) granted prior to April 28, 2011, upon a change in control.

The vesting and payment provisions applicable to PSUs, stock options and RSUs described above in the event of a change in control will not automatically apply to awards made on or after April 28, 2011. Under our Incentive Plan, if such awards are continued as a qualifying replacement award after the change in control, then no accelerated vesting or payment will occur because of the change in control. In the event of termination of employment within two years following the change in control for any reason other than termination for Cause or resignation without Good Reason, the replacement award will vest and become payable as described above.

The following table and explanatory footnotes provide information with respect to the incremental amounts that would have vested and become payable on December 31, 2012, if a change in control occurred on that date and any awards made on or after April 28, 2011, were continued as qualifying replacement awards.

Name	One Hershey Incentive Program Related Payment[1] ($)	PSU Related Payments[2] ($)	Vesting of Stock Options[3] ($)	Vesting of Restricted Stock Units[4] ($)	DB SERP/ DC SERP Benefits[5] ($)	Total[6] ($)
J. P. Bilbrey	—	523,650	4,219,101	48,519	—	4,791,270
H. P. Alfonso	—	332,401	2,803,896	—	—	3,136,297
M. G. Buck	—	577,906	2,014,377	—	3,857,279	6,449,562
T. L. O'Day	—	272,244	2,488,638	—	468,205	3,229,087
L. M. Turner	—	—	—	—	45,466	45,466

(1) The amount of the OHIP award earned for 2012 was greater than target. Therefore no incremental amount attributable to that program would have been payable upon a change in control.

(2) Amounts reflect vesting of PSUs awarded prior to April 28, 2011, as follows:

- For the performance cycle ended December 31, 2012, at the greater of target or actual performance as of December 31, 2012, and the difference between a value per PSU of $74.64, the highest closing price for our Common Stock during the last 60 days of 2012, and a value per PSU of $72.22, the closing price of our Common Stock on the New York Stock Exchange on December 31, 2012; and
- For the performance cycle ending December 31, 2013, at target performance as of December 31, 2012, with a value per PSU of $72.22, the closing price of our Common Stock on the New York Stock Exchange on December 31, 2012.

(3) Reflects the value of unvested options that would vest upon a change in control based on the excess, if any, of the value of our Common Stock of $72.22 on December 31, 2012, over the exercise price for the options. Information regarding unvested options as of December 31, 2012, can be found in the Outstanding Equity Awards table.

(4) Reflects the value of unvested RSUs and the accrued cash credits that would vest upon a change in control based on the market value of our Common Stock of $72.22 on December 31, 2012. The accrued cash credits are equivalent to dividends that would have been earned had the executive held Common Stock instead of RSUs. Information regarding unvested RSUs as of December 31, 2012, can be found in the Outstanding Equity Awards table.

(5) Totals reflect full vesting of DB SERP and more favorable early retirement discount factors as provided under the EBPP 3A. Mr. Bilbrey is fully vested in his DB SERP benefit so no additional benefit is applicable. Mr. Alfonso is fully vested in his DC SERP benefit so no additional benefit is applicable. For Mr. O'Day, the amount includes the vesting of his DC SERP benefit. For Ms. Buck, the amount includes the vesting of her DB SERP benefit. For Ms. Turner, the amount includes the vesting of her DC SERP and other non-vested retirement benefits.

(6) For any given executive, the total payments made in the event of termination after a change in control would be reduced to the "safe harbor" limit under IRC section 280G if such reduction would result in a greater after-tax benefit for the executive.

Discharge Not for Cause or Resignation for Good Reason after Change in Control

If the named executive officer's employment is terminated by the Company without Cause or by the executive for Good Reason within two years after a change in control, we pay severance benefits to assist the executive in transitioning to new employment. Good Reason for this purpose means diminution of the executive's position, authority, duties or responsibilities; a reduction in base salary; failure to pay current compensation or to continue in effect short- and long-term compensation and employee and retirement benefits; or the failure to fund a grantor trust to support payment of amounts under the EBPP 3A. The severance benefits under the EBPP 3A for termination after a change in control as of December 31, 2012, consist of:

- A lump sum cash payment equal to two (or, if less, the number of full and fractional years from the date of termination to the executive's 65th birthday, but not less than one) times:
  - the executive's base salary; and
  - the highest annual incentive program payment paid or payable during the three years preceding the year of the change in control (but not less than the annual incentive program target for the year of the change in control);
- For replacement awards relating to awards granted on or after April 28, 2011, full vesting for any PSU awards for the performance cycle ending in the year of the change in control. The cash payment will be based upon the greater of target or actual performance through the date of the change in control, with each PSU valued at the highest closing price for our Common Stock during the 60 days prior to the change in control;
- For replacement awards relating to awards granted on or after April 28, 2011, full vesting of outstanding PSU awards at target that are in the second year of the performance cycle at the time of the change in control and prorated vesting of outstanding PSU awards at target that are in the first year of the performance cycle at the time of the change in control;
- Continuation of medical and other benefits for 24 months (or, if less, the number of months until the executive attains age 65, but not less than 12 months), or payment of the value of such benefits if continuation is not permitted under the terms of the applicable plan;

- Outplacement services up to $35,000 and reimbursement for financial counseling and tax preparation services for two years;
- For participants in the DB SERP an enhanced benefit reflecting an additional two years of credit; and
- For participants in the DC SERP an enhanced benefit reflecting a cash payment equal to the applicable percentage rate multiplied by his or her annual base salary and last annual incentive pay calculated as if such amounts were paid during the years in the executive's severance period.

In February 2011, we amended the EBPP 3A to eliminate the excise tax gross-up for all participants.

Our Incentive Plan provides for full vesting of all unvested replacement awards relating to outstanding stock options and RSUs (including accrued cash credits equivalent to dividends that would have been earned had the executive held Common Stock instead of RSUs) granted on or after April 28, 2011, for a termination after a change in control. The table below summarizes the severance payments and all other amounts that would have vested and become payable if a change in control occurred and the executive officer's employment terminated on December 31, 2012.

Name	Lump Sum Cash Severance Payment ($)	PSU Related Payments[1] ($)	Vesting of Stock Options[2] ($)	Vesting of Restricted Stock Units[3] ($)	Value of Medical and Other Benefits Continuation[4] ($)	Value of Financial Planning and Outplacement[5] ($)	Value of Enhanced DB SERP/ DC SERP and 401(k) Benefit[6] ($)	Total[7] ($)
J. P. Bilbrey	6,559,352	566,374[8]	3,287,920	—	22,612	66,600	6,155,771	16,658,629
H. P. Alfonso	2,529,687	0[9]	690,438	—	32,972	66,600	462,936	3,782,633
M. G. Buck	2,129,153	193,790	630,950	—	31,356	66,600	1,685,684	4,737,533
T. L. O'Day	1,556,490	176,939	575,731	—	20,820	66,600	283,174	2,679,754
L. M. Turner	1,520,000	134,811	—	2,044,560	10,414	66,600	228,000	4,004,385

(1) Amounts reflect vesting of PSUs awarded on or after April 28, 2011, as follows:

- For the performance cycle ending December 31, 2013, at target performance as of December 31, 2012, with the value per PSU of $72.22, the closing price of our Common Stock on the New York Stock Exchange on December 31, 2012; and
- For the performance cycle ending December 31, 2014, one-third of the contingent target units awarded, at target performance as of December 31, 2012, with the value per PSU of $72.22, the closing price of our Common Stock on the New York Stock Exchange on December 31, 2012.

(2) Reflects the value of unvested options that would vest upon the executive's employment termination following a change in control based on the excess, if any, of the value of our Common Stock of $72.22 on December 31, 2012, over the exercise price for the options. Information regarding unvested options as of December 31, 2012, can be found in the Outstanding Equity Awards table.

(3) Reflects the value of unvested RSUs that would vest upon the executive's employment termination following a change in control based on the value of our Common Stock of $72.22 on December 31, 2012, as well as the accrued cash credits equivalent to dividends that would have been earned had the executive held Common Stock instead of RSUs. Information regarding unvested RSUs as of December 31, 2012, can be found in the Outstanding Equity Awards table.

(4) Reflects projected health and welfare benefit continuation premiums paid by the Company over a 24 month period (or, if less, the number of months until the executive attains age 65 but not less than 12 months).

(5) Value of maximum payment for financial planning and tax preparation continuation for two years following termination of employment plus outplacement services of $35,000.

(6) For Mr. Bilbrey and Ms. Buck, this value reflects the amount of enhanced DB SERP and lump sum amount of employer 401(k) and supplemental 401(k) matching amounts over a two-year period. For Mr. Alfonso, the value reflects the lump sum amount of DC SERP, CLRP, and employer 401(k) and supplemental 401(k) matching amounts over a two-year period. For Mr. O'Day, the value reflects the amount of DC SERP, Core Retirement Contribution, Supplemental Core Retirement Contribution, and employer 401(k) and supplemental 401(k) matching amounts that would have been paid had he remained an employee until age 65. For Ms. Turner, the value reflects the lump sum amount of DC SERP, Core Retirement Contribution, Supplemental Core Retirement Contribution, and employer 401(k) and supplemental 401(k) matching amounts over a two-year period.

(7) For any given executive the total payments made in the event of termination after a change in control would be reduced to the "safe harbor" limit under IRC section 280G if such reduction would result in a greater after-tax benefit for the executive.

(8) For Mr. Bilbrey, the value reflects the incremental payment of a portion of the 2011-2013 PSUs awarded in recognition of his promotion to CEO in May 2011. As of December 31, 2012, Mr. Bilbrey, as a retiree, would receive no incremental benefit for PSUs awarded during 2012.

(9) As of December 31, 2012, Mr. Alfonso, as a retiree, would receive no incremental benefit for PSU awards made after April 28, 2011.

PROPOSAL NO. 3 — NON-BINDING ADVISORY VOTE TO APPROVE THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS

What am I voting on?

You are being asked to vote on a proposal commonly known as a "say-on-pay" proposal, which gives you the opportunity to approve or not approve, on a non-binding advisory basis, our executive officer compensation program, policies and practices through the following resolution:

> "RESOLVED, that the stockholders of The Hershey Company approve, on an advisory basis, the compensation of the Company's named executive officers, as described in the Compensation Discussion and Analysis, the compensation tables and the accompanying narrative disclosure set forth, pursuant to Item 402 of Regulation S-K, in the Company's proxy statement for the 2013 annual meeting of stockholders."

What factors should I consider in voting on this proposal?

We urge you to consider the various factors regarding our executive compensation program, policies and practices as detailed in the Compensation Discussion and Analysis, beginning on page 42.

As discussed at length in the Compensation Discussion and Analysis, we believe that our executive compensation program is competitive and governed by pay-for-performance principles. We emphasize compensation opportunities that reward results. Our stock ownership requirements and use of stock-based incentives reinforce the alignment of the interests of our executives with those of our long-term stockholders. In doing so, our executive compensation program supports our strategic objectives and mission.

Why is this proposal being submitted to the stockholders?

This "say-on-pay" proposal is being submitted to you to obtain the advisory vote of the stockholders in accordance with the Dodd-Frank Wall Street Reform and Consumer Protection Act, or Dodd-Frank Act, section 14A of the Securities Exchange Act of 1934, as amended, and the SEC's rules. The Dodd-Frank Act requires that public companies give their stockholders the opportunity to cast advisory votes relating to executive compensation at the first annual meeting of stockholders held after January 21, 2011, and no less frequently than once every three years thereafter. At the 2011 annual meeting, the Board of Directors recommended, and our stockholders approved, holding a "say-on-pay" vote every year. Accordingly, we will hold a "say-on-pay" vote annually until the 2017 annual meeting, when stockholders will be asked to vote again on how frequently we should hold the "say-on-pay" vote.

Is this vote binding on the Board of Directors?

Because your vote is advisory, it will not be binding upon the Board of Directors. However, as noted in the Compensation Discussion and Analysis, our Board of Directors (including our Compensation and Executive Organization Committee) will take into account the outcome of the vote when considering future decisions affecting executive compensation as it deems appropriate.

How many votes will be required for approval of Proposal No. 3?

Approval of Proposal No. 3, the advisory, non-binding "say-on-pay" proposal, requires that a majority of the votes of the shares of Common Stock and Class B Common Stock present and entitled to vote on the proposal are cast in favor of the proposal.

How does the Board of Directors recommend that I vote?

The Board of Directors unanimously recommends that stockholders vote **FOR** Proposal No. 3, the advisory resolution approving the compensation of the Company's named executive officers as described in this proxy statement.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

What is section 16(a) of the Securities Exchange Act of 1934?

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors and executive officers and any person who is the beneficial owner of more than 10% of our outstanding Common Stock to file reports with the SEC showing their ownership and changes in ownership of Hershey securities. Based solely on our examination of these reports and on written representations provided to us, it is our opinion that all reports for 2012 were timely filed, except for a Form 4 filed by Humberto P. Alfonso on March 12, 2012 reporting the withholding of shares to cover tax liability on a payout of deferred RSUs and a Form 4 filed by Mr. Alfonso on May 3, 2012 reporting the disposition of shares held under the Company's 401(k) Plan.

CERTAIN TRANSACTIONS AND RELATIONSHIPS

What is being disclosed in this section?

SEC regulations require that we disclose any transaction, or series of similar transactions, since the beginning of 2012, or any currently proposed transactions, in which the Company was or is to be a participant, in which the amount involved exceeds $120,000 and in which any of the following persons had or will have a direct or indirect material interest:

- Our directors or nominees for director;
- Our executive officers;
- Persons owning more than 5% of any class of our outstanding voting securities; or
- The immediate family members of any of the persons identified in the preceding three bullets.

The SEC refers to these types of transactions as *related person transactions* and to the persons listed in the bullets as *related persons*. The SEC is concerned about related person transactions because such transactions, if not properly monitored, may present risks of conflicts of interest or the appearance of conflicts of interest.

Does the Company have a policy to review, approve or ratify related person transactions?

Our Board has adopted a Related Person Transaction Policy that governs the review, approval or ratification of related person transactions. The Related Person Transaction Policy may be viewed on the Company's website, *www.thehersheycompany.com*, in the Investors section.

Under our policy, each related person transaction, and any significant amendment or modification to a related person transaction, must be reviewed and approved or ratified by a committee of our

Board composed solely of independent directors who have no interest in the transaction. We refer to each such committee as a Reviewing Committee. The policy also permits the disinterested members of the full Board to act as a Reviewing Committee.

The Board has designated the Governance Committee as the Reviewing Committee primarily responsible for the administration of the Related Person Transaction Policy. In addition, the Board has designated special Reviewing Committees to oversee certain transactions involving the Company and Hershey Trust Company, the Milton Hershey School Trust and companies owned by the Milton Hershey School Trust, which we describe in further detail in the answer to the fourth question in this section below. Finally, the policy provides that the Compensation and Executive Organization Committee will review and approve, or review and recommend to the Board for approval, any employment relationship or transaction involving an executive officer of the Company and any related compensation.

When reviewing, approving or ratifying a related person transaction, the Reviewing Committee will examine several things, including the approximate dollar value of the transaction and all material facts about the related person's interest in, or relationship to, the transaction. If the related person transaction involves an outside director or nominee for director, the Reviewing Committee also may consider whether the transaction would compromise the director's status as an "independent director," "outside director" or "non-employee director" under our Corporate Governance Guidelines and rules and regulations of the New York Stock Exchange, the Internal Revenue Code or the Securities Exchange Act of 1934, as amended.

Was the Company a participant in any related person transactions in 2012, or does the Company currently contemplate being a participant in any related person transactions in 2013, involving its directors, executive officers or their immediate family members?

We were not a participant in any related person transactions in 2012, and do not currently contemplate being a participant in any related person transactions in 2013, involving our directors, executive officers or their immediate family members.

Was the Company a participant in any related person transactions in 2012, or does the Company currently contemplate being a participant in any related person transactions in 2013, involving a stockholder owning more than 5% of any class of the Company's voting securities?

We engage in certain transactions with Milton Hershey School, the Milton Hershey School Trust and companies owned by the Milton Hershey School Trust. As discussed in the next question, many of these transactions are immaterial, ordinary course transactions and are not considered related person transactions. However, from time to time we may engage in certain related person transactions with the Milton Hershey School Trust and its affiliates.

Our Board has directed that a special Reviewing Committee composed of the directors elected by the holders of the Common Stock voting separately as a class review and make recommendations to the Board regarding these transactions. However, the Board also has directed that, if there are no directors on the Board who were elected by the holders of our Common Stock voting separately, such transactions will be reviewed by the independent members of the Executive Committee who have no affiliation with the Milton Hershey School Trust or its affiliates. In addition to the process outlined above, the Board has authorized the independent directors having no affiliation with the Milton Hershey School Trust or its affiliates to designate another special Reviewing Committee to review these transactions.

We were not a participant in any related person transactions in 2012, and do not currently contemplate being a participant in any related person transactions in 2013, involving the Milton Hershey School Trust, its affiliates or any other stockholder owning more than 5% of any class of the Company's voting securities.

Did the Company engage in other transactions with the Milton Hershey School Trust or its affiliates during 2012?

During 2012, we engaged in transactions in the ordinary course of our business with Milton Hershey School, the Milton Hershey School Trust, and companies owned by the Milton Hershey School Trust. These transactions involved the sale or purchase of goods and services. The transactions were primarily with Hershey Entertainment & Resorts Company, a company that is wholly-owned by the Milton Hershey School Trust. All sales and purchases were made on terms and at prices we believe were generally available in the marketplace and were in amounts that were not material to us or to the Milton Hershey School Trust. Therefore, they are not related person transactions and did not have to be approved under our Related Person Transaction Policy. However, because of our relationship with the Milton Hershey School Trust, we have elected to disclose the aggregate amounts of these transactions for your information. In this regard:

- Our total sales to these entities in 2012 were approximately $1.6 million; and
- Our total purchases from these entities in 2012 were approximately $2.7 million.

We do not expect that the types of transactions or the amount of payments will change materially in 2013.

We made a $200,000 contribution to the M. S. Hershey Foundation in 2012 to support The Hershey Story, The Museum on Chocolate Avenue, a facility recently constructed by the Foundation in Hershey, Pennsylvania, to honor the life and legacy of our founder, Milton S. Hershey. To date, we have contributed $1 million to the Foundation to support The Hershey Story. The Foundation was established by Mr. Hershey in 1935 to provide educational and cultural benefits for the residents of Derry Township, Pennsylvania, where the community of Hershey is located. The Foundation is separate from the Milton Hershey School Trust; however, it is governed by a board of managers appointed by Hershey Trust Company, as trustee for the trust established by Mr. Hershey to benefit the Foundation, from the membership of the board of directors of Hershey Trust Company. James M. Mead, an independent member of our Board of Directors and an independent member of the board of directors of Hershey Trust Company and the board of managers of Milton Hershey School, also is a member of the board of managers of the Foundation. Mr. Mead received no compensation for his service on the board of managers of the Foundation.

The Company leases to Hershey Entertainment & Resorts Company a portion of a building owned and occupied by the Company in Hershey, Pennsylvania. The leased area consists of approximately 22,500 square feet of storage space in the building that is not being utilized currently by the Company. The lease was first entered into on January 1, 2011, and had a term of one year. The lease permits Hershey Entertainment & Resorts Company to renew the lease for subsequent one-year terms and, if space is available, to request an increase in the area occupied. Hershey Entertainment & Resorts Company elected to renew the lease for additional one-year terms beginning January 1 of 2012 and 2013 with no changes to the occupied area. The lease is on terms we believe are generally available in the marketplace and is not material to us or Hershey Entertainment & Resorts Company. Rent during each calendar year of the lease was $90,000, which included a pro rata allocation of utilities, insurance, maintenance and other operating costs.

INFORMATION ABOUT THE 2014 ANNUAL MEETING

When is the 2014 annual meeting of stockholders?

Our 2014 annual meeting of stockholders will be held on April 29, 2014.

What is the deadline to submit a proposal for inclusion in the proxy materials for the 2014 annual meeting?

To be eligible for inclusion in the proxy materials for the 2014 annual meeting, a stockholder proposal must be received by our Corporate Secretary by the close of business on November 19, 2013, and comply in all respects with applicable rules of the SEC. Stockholder proposals should be addressed to The Hershey Company, Attn: Corporate Secretary, 100 Crystal A Drive, Hershey, Pennsylvania 17033-0810.

What procedure should I follow if I intend to present a proposal or nominate a director from the floor at the 2014 annual meeting?

A stockholder may present a proposal not included in our 2014 proxy materials from the floor of the 2014 annual meeting only if our Corporate Secretary receives notice of the proposal, along with additional information required by our by-laws, during the time period beginning at the close of business on December 31, 2013, and ending at the close of business on January 30, 2014. Notice should be addressed to The Hershey Company, Attn: Corporate Secretary, 100 Crystal A Drive, Hershey, Pennsylvania 17033-0810.

The notice must contain the following additional information:

- The stockholder's name and address;
- The stockholder's shareholdings;
- A brief description of the proposal;
- A brief description of any financial or other interest the stockholder has in the proposal; and
- Any additional information that the SEC would require if the proposal were presented in a proxy statement.

A stockholder may nominate a director from the floor of the 2014 annual meeting only if our Corporate Secretary receives notice of the nomination, along with additional information required by our by-laws, during the time period beginning at the close of business on December 31, 2013, and ending at the close of business on January 30, 2014. The notice must contain the following additional information:

- The stockholder's name and address;
- A representation that the stockholder is a holder of record of any class of our equity securities;
- A representation that the stockholder intends to make the nomination in person or by proxy at the meeting;
- A description of any arrangement the stockholder has with the individual the stockholder plans to nominate and the reason for making the nomination;
- The nominee's name, address and biographical information;
- The written consent of the nominee to serve as a director if elected; and
- Any additional information regarding the nominee that the SEC would require if the nomination were included in a proxy statement regardless of whether the nomination may be included in such proxy statement.

Any stockholder holding 25% or more of the votes entitled to be cast at the annual meeting is not required to comply with these pre-notification requirements.

By order of the Board of Directors,



Leslie M. Turner
Senior Vice President,
General Counsel and Secretary

March 19, 2013

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ **Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**
For the fiscal year ended December 31, 2012

OR

☐ **Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**
For the transition period from to

Commission File Number 1-183

THE HERSHEY COMPANY

(Exact name of registrant as specified in its charter)

Delaware	23-0691590
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
100 Crystal A Drive, Hershey, PA	17033
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (717) 534-4200

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, one dollar par value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:

Title of class

Class B Common Stock, one dollar par value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one)

Large accelerated filer ☒	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant's most recently completed second fiscal quarter.

Common Stock, one dollar par value—$10,983,764,663 as of June 29, 2012.

Class B Common Stock, one dollar par value—$1,289,697 as of June 29, 2012. While the Class B Common Stock is not listed for public trading on any exchange or market system, shares of that class are convertible into shares of Common Stock at any time on a share-for-share basis. The market value indicated is calculated based on the closing price of the Common Stock on the New York Stock Exchange on June 29, 2012.

Indicate the number of shares outstanding of each of the registrant's classes of common stock as of the latest practicable date.

Common Stock, one dollar par value—163,458,859 shares, as of February 6, 2013.

Class B Common Stock, one dollar par value—60,628,737 shares, as of February 6, 2013.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Company's Proxy Statement for the Company's 2013 Annual Meeting of Stockholders are incorporated by reference into Part III of this report.

PART I

Item 1. *BUSINESS*

The Hershey Company was incorporated under the laws of the State of Delaware on October 24, 1927 as a successor to a business founded in 1894 by Milton S. Hershey. In this report, the terms "Company," "we," "us," or "our" mean The Hershey Company and its wholly-owned subsidiaries and entities in which it has a controlling financial interest, unless the context indicates otherwise.

We are the largest producer of quality chocolate in North America and a global leader in chocolate and sugar confectionery. Our principal product groups include chocolate and sugar confectionery products; pantry items, such as baking ingredients, toppings and beverages; and gum and mint refreshment products.

Reportable Segment

We operate as a single reportable segment in manufacturing, marketing, selling and distributing our products under more than 80 brand names. Our three operating segments comprise geographic regions including the United States, the Americas, and Asia, Europe, the Middle East and Africa ("AEMEA"). We market our products in approximately 70 countries worldwide.

For segment reporting purposes, we aggregate our operations in the United States and in the Americas, which includes Canada, Mexico, Brazil, Central and South America, Puerto Rico and our exports business in this region. We base this aggregation on similar economic characteristics; products and services; production processes; types or classes of customers; distribution methods; and the similar nature of the regulatory environment in each location. We aggregate our AEMEA operations with the United States and the Americas to form one reportable segment. Our AEMEA operations share most of the aggregation criteria and represent less than 10% of our consolidated revenues, operating profits and assets.

Organization

We operate under a matrix reporting structure designed to ensure continued focus on North America and on continuing our transformation into a more global company. Our business is organized around geographic regions and strategic business units. It is designed to enable us to build processes for repeatable success in our global markets.

Our geographic regions are accountable for delivering our annual financial plans. The key regions are:

- The United States;
- The Americas, including Canada, Mexico, Brazil, Central and South America, Puerto Rico and exports to this region; and
- AEMEA, including Asia, Europe, the Middle East, Africa and exports to these geographical areas.

In addition, The Hershey Experience manages our retail operations globally, including Hershey's Chocolate World Stores in Hershey, Pennsylvania, New York City, San Francisco, Chicago, Shanghai, Niagara Falls (Ontario), Dubai, and Singapore.

Our two strategic business units are the chocolate business unit and the sweets and refreshment business unit. These strategic business units focus on certain components of our product line and are responsible for building and leveraging the Company's global brands, and disseminating best demonstrated practices around the world.

Business Acquisition

In January 2012, we acquired all of the outstanding stock of Brookside Foods Ltd. ("Brookside"), a privately held confectionery company based in Abbottsford, British Columbia, Canada. As part of this transaction, we acquired two production facilities located in British Columbia and Quebec. The Brookside product line is primarily sold in the U.S. and Canada in a take home re-sealable pack type. At the time of the acquisition, annual net sales of the business were approximately $90 million. The business complements our position in North America and we are making investments in manufacturing capabilities and conducting market research that will enable future growth.

Products

United States

The primary products we sell in the United States include the following:

Under the *HERSHEY'S* brand franchise:

HERSHEY'S milk chocolate bar
HERSHEY'S milk chocolate with almonds bar
HERSHEY'S Extra Dark pure dark chocolate
HERSHEY'S NUGGETS chocolates
HERSHEY'S DROPS chocolates
HERSHEY'S AIR DELIGHT aerated milk chocolate
HERSHEY'S MINIATURES chocolate candy
HERSHEY'S BLISS chocolates
HERSHEY'S COOKIES 'N' CRÈME candy bar
HERSHEY'S COOKIES 'N' CRÈME DROPS candy
HERSHEY'S POT OF GOLD boxed chocolates
HERSHEY'S sugar free chocolate candy
HERSHEY'S HUGS candies
HERSHEY'S SIMPLE PLEASURES candy

Under the *REESE'S* brand franchise:

REESE'S peanut butter cups
REESE'S peanut butter cups minis
REESE'S PIECES candy
REESE'S BIG CUP peanut butter cups
REESE'S NUTRAGEOUS candy bar
REESE'S sugar free peanut butter cups
REESE'S crispy and crunchy bar
REESE'S WHIPPS candy bar
REESESTICKS wafer bars
REESE'S FAST BREAK candy bar

Under the *KISSES* brand franchise:

HERSHEY'S KISSES brand milk chocolates
HERSHEY'S KISSES brand milk chocolates with almonds
HERSHEY'S KISSES brand milk chocolates with cherry cordial crème
HERSHEY'S KISSES brand chocolate meltaway milk chocolates
HERSHEY'S KISSES brand milk chocolates filled with caramel
HERSHEY'S KISSES brand *SPECIAL DARK* mildly sweet chocolates

Our other products we sell in the United States include the following:

5th AVENUE candy bar
ALMOND JOY candy bar
ALMOND JOY PIECES candy
BROOKSIDE chocolate covered real fruit juice pieces
CADBURY chocolates
CARAMELLO candy bar
GOOD & PLENTY candy
HEATH toffee bar
JOLLY RANCHER candy
JOLLY RANCHER CRUNCH 'N CHEW candy
JOLLY RANCHER sugar free candy
KIT KAT wafer bar
MAUNA LOA macadamia snack nuts
MILK DUDS candy
MOUNDS candy bar
MR. GOODBAR chocolate bar
PAYDAY peanut caramel bar
ROLO caramels in milk chocolate
ROLO minis
SKOR toffee bar
SPECIAL DARK mildly sweet chocolate bar
SPECIAL DARK PIECES candy
SYMPHONY milk chocolate bar
SYMPHONY milk chocolate bar with almonds and toffee
TAKE5 candy bar
THINGAMAJIG candy bar
TWIZZLERS candy
TWIZZLERS sugar free candy
WHATCHAMACALLIT candy bar
WHOPPERS malted milk balls
YORK peppermint pattie
YORK sugar free peppermint pattie
YORK PIECES candy
ZAGNUT candy bar
ZERO candy bar

We also sell products in the United States under the following product lines:

Premium products

Artisan Confections Company, a wholly-owned subsidiary of The Hershey Company, markets *SCHARFFEN BERGER* high-cacao dark chocolate products, and *DAGOBA* natural and organic chocolate products. Our *SCHARFFEN BERGER* products include chocolate bars, tasting squares and home baking products. *DAGOBA* products include chocolate bars, drinking chocolate and baking products.

Refreshment products

Our line of refreshment products includes *ICE BREAKERS* mints and chewing gum, *ICE BREAKERS ICE CUBES* chewing gum, *BREATH SAVERS* mints, and *BUBBLE YUM* bubble gum.

Pantry items

Pantry items include *HERSHEY'S, REESE'S, HEATH*, and *SCHARFFEN BERGER* baking products. Our toppings and sundae syrups include *REESE'S, HEATH* and *HERSHEY'S.* We sell hot cocoa mix under the *HERSHEY'S BLISS* brand name.

Americas

The primary products we sell in the Americas include the following:

Canada

In Canada we sell *HERSHEY'S* milk chocolate bars and milk chocolate with almonds bars; *OH HENRY!* candy bars; *REESE PEANUT BUTTER CUPS* candy; *HERSHEY'S KISSES* brand milk chocolates; *TWIZZLERS* candy; *GLOSETTE* chocolate-covered raisins, peanuts and almonds; *JOLLY RANCHER* candy; *WHOPPERS* malted milk balls; *SKOR* toffee bars; *EAT MORE* candy bars; *POT OF GOLD* boxed chocolates; *BROOKSIDE* chocolate-covered fruit, real fruit juice pieces and nuts; and *CHIPITS* chocolate chips.

Mexico

We manufacture, import, market, sell and distribute chocolate, sweets, refreshment and beverage products in Mexico, under the *HERSHEY'S, KISSES, JOLLY RANCHER* and *PELÓN PELO RICO* brands.

Brazil

We manufacture, import and market chocolate, sweets and refreshment products in Brazil, including *HERSHEY'S* chocolate and confectionery items and *IO-IO* items.

Exports

We also import, market, sell and distribute chocolate, sweets and refreshment products in Central America and Puerto Rico, and export products to other countries in the Americas.

Asia, Europe, Middle East and Africa

We manufacture, market, sell and distribute sugar confectionery, beverage and cooking oil products in India, including *NUTRINE* and *MAHA LACTO* confectionery products and *JUMPIN* and *SOFIT* beverage products. We market, sell and distribute chocolate products in China, primarily under the *HERSHEY'S* and *KISSES* brands. We market, sell and distribute chocolate products in the Middle East, primarily under the *HERSHEY'S, REESE'S* and *KISSES* brands. We license the *VAN HOUTEN* brand name and related trademarks to sell chocolate products, cocoa, and baking products in Asia and the Middle East for the retail and duty-free distribution channels. We also export products to countries in the Asia, Europe, Middle East and Africa regions.

Customers

Full-time sales representatives and food brokers sell our products to our customers. Our customers are mainly wholesale distributors, chain grocery stores, mass merchandisers, chain drug stores, vending companies, wholesale clubs, convenience stores, dollar stores, concessionaires and department stores. Our customers then resell our products to end-consumers in retail outlets in North America and other locations worldwide. In 2012, sales to McLane Company, Inc., one of the largest wholesale distributors in the United States to convenience stores, drug stores, wholesale clubs and mass merchandisers, amounted to approximately 22.2% of our total net sales. McLane Company, Inc. is the primary distributor of our products to Wal-Mart Stores, Inc.

Marketing Strategy and Seasonality

The foundation of our marketing strategy is our strong brand equities, product innovation and the consistently superior quality of our products. We devote considerable resources to the identification, development, testing, manufacturing and marketing of new products. We have a variety of promotional programs for our customers as well as advertising and promotional programs for consumers of our products. We use our promotional programs to stimulate sales of certain products at various times throughout the year. Our sales are typically higher during the third and fourth quarters of the year, representing seasonal and holiday-related sales patterns.

Product Distribution

In conjunction with our sales and marketing efforts, our efficient product distribution network helps us maintain sales growth and provide superior customer service. We plan optimum stock levels and work with our customers to set reasonable delivery times. Our distribution network provides for the efficient shipment of our products from our manufacturing plants to strategically located distribution centers. We primarily use common carriers to deliver our products from these distribution points to our customers.

Price Changes

We change prices and weights of our products when necessary to accommodate changes in costs, the competitive environment and profit objectives, while at the same time maintaining consumer value. Price increases and weight changes help to offset increases in our input costs, including raw and packaging materials, fuel, utilities, transportation, and employee benefits.

Usually there is a time lag between the effective date of list price increases and the impact of the price increases on net sales. The impact of price increases is often delayed because we honor previous commitments to planned consumer and customer promotions and merchandising events subsequent to the effective date of the price increases. In addition, promotional allowances may be increased subsequent to the effective date, delaying or partially offsetting the impact of price increases on net sales.

In March 2011, we announced a weighted-average increase in wholesale prices of approximately 9.7% across the majority of our U.S., Puerto Rico and export portfolio, effective immediately. The price increase applied to our instant consumable, multi-pack, packaged candy and grocery lines. Direct buying customers were able to purchase transitional amounts of product into May, and seasonal net price realization did not occur until Easter 2012.

Raw Materials

Cocoa products are the most significant raw materials we use to produce our chocolate products. Cocoa products, including cocoa liquor, cocoa butter and cocoa powder processed from cocoa beans, are used to meet manufacturing requirements. Cocoa products are purchased directly from third party suppliers. These third-party suppliers source cocoa beans which are grown principally in Far Eastern, West African and South American equatorial regions to produce the cocoa products which we purchase. West Africa accounts for approximately 70% of the world's supply of cocoa beans.

Historically, there have been instances of adverse weather, crop disease, political unrest, and other problems in cocoa-producing countries that have caused price fluctuations, but have never resulted in total loss of a particular producing country's cocoa crop and/or exports. In the event that such a disruption would occur in any given country, we believe cocoa from other producing countries and from current physical cocoa stocks in consuming countries would provide a significant supply buffer.

During 2012, the average cocoa futures contract prices decreased compared with 2011, and traded in a range between $1.17 and $1.00 per pound, based on the IntercontinentalExchange futures contract. After trading at 37-year highs in early 2011, cocoa prices moderated in 2012. The table below shows annual average cocoa futures prices, and the highest and lowest monthly averages for each of the calendar years indicated. The prices are the monthly averages of the quotations at noon of the three active futures trading contracts closest to maturity on the IntercontinentalExchange.

	Cocoa Futures Contract Prices (dollars per pound)				
	2012	**2011**	**2010**	**2009**	**2008**
Annual Average	**$ 1.07**	$ 1.34	$ 1.36	$ 1.28	$ 1.19
High	**1.17**	1.55	1.53	1.52	1.50
Low	**1.00**	0.99	1.26	1.10	0.86

Source: International Cocoa Organization Quarterly Bulletin of Cocoa Statistics

Our costs will not necessarily reflect market price fluctuations because of our forward purchasing and hedging practices, premiums and discounts reflective of varying delivery times, and supply and demand for our specific varieties and grades of cocoa liquor, cocoa butter and cocoa powder. As a result, the average futures contract prices are not necessarily indicative of our average costs.

The Food, Conservation and Energy Act of 2008, impacts the prices of sugar, corn, peanuts and dairy products because it sets price support levels for these commodities.

During 2012, prices for fluid dairy milk ranged from a low of $0.14 to a high of $0.19 per pound, on a class II fluid milk basis. Higher feed prices resulting from the historic drought in the U.S. caused dairy prices to rise starting in July, but not to the price levels experienced during 2011. Our costs for certain dairy products may not necessarily reflect market price fluctuations because of our forward purchasing practices.

The price of sugar is subject to price supports under U.S. farm legislation. This legislation establishes import quotas and duties to support the price of sugar. As a result, sugar prices paid by users in the U.S. are currently substantially higher than prices on the world sugar market. In early 2012, sugar supplies in the U.S. were negatively impacted by government import restrictions; however, ideal weather in the North American sugar-growing regions caused prices to trade lower in the Fall of 2012. As a result, refined sugar prices decreased in 2012 compared with 2011, trading lower in a range from $0.54 to $0.37 per pound. Our costs for sugar will not necessarily reflect market price fluctuations primarily because of our forward purchasing and hedging practices.

Peanut prices in the U.S. began the year around $1.25 per pound and decreased during the year to $0.52 per pound. Price decreases were driven by a record crop of 3.4 million tons, up 85% from 2011. Almond prices began the year at $2.20 per pound and increased to $2.90 per pound during the year driven by a decrease in almond production of approximately 8% versus 2011. Our costs for peanuts and almonds will not necessarily reflect market price fluctuations because of our forward purchasing practices.

We attempt to minimize the effect of future price fluctuations related to the purchase of major raw materials and certain energy requirements primarily through forward purchasing to cover our future requirements, generally for periods from 3 to 24 months. We enter into futures contracts and other commodity derivative instruments to manage price risks for cocoa products, sugar, corn sweeteners, natural gas, certain dairy products and transportation costs. However, the dairy futures markets are not as developed as many of the other commodities futures markets and, therefore, generally it is difficult to hedge our costs for dairy products by entering into futures contracts and other derivative instruments to extend coverage for long periods of time. Currently, active futures contracts are not available for use in pricing our other major raw material requirements, primarily peanuts and almonds. For more information on price risks associated with our major raw material requirements, see Commodities-Price Risk Management and Futures Contracts on page 38.

Product Sourcing

We manufacture or contract to our specifications for the manufacture of the products we sell. In addition, we contract with third-party suppliers to source certain ingredients. We enter into manufacturing contracts with third parties to improve our strategic competitive position and achieve cost effective production and sourcing of our products.

Competition

Many of our brands enjoy wide consumer acceptance and are among the leading brands sold in the marketplace in North America. We sell our brands in highly competitive markets with many other global multinational, national, regional and local firms. Some of our competitors are much larger firms that have greater resources and more substantial international operations.

Trademarks, Service Marks and License Agreements

We own various registered and unregistered trademarks and service marks, and have rights under licenses to use various trademarks that are of material importance to our business. We also grant trademark licenses to third parties to produce and sell pantry items, flavored milks and various other products primarily under the *HERSHEY'S* and *REESE'S* brand names.

We have license agreements with several companies to manufacture and/or sell and distribute certain products. Our rights under these agreements are extendible on a long-term basis at our option. Our most significant licensing agreements are as follows:

Company	Brand	Location	Requirements
Cadbury Ireland Limited	*YORK* *PETER PAUL ALMONDJOY* *PETER PAUL MOUNDS*	Worldwide	None
Cadbury UK Limited	*CADBURY* *CARAMELLO*	United States	Minimum sales requirement exceeded in 2012
Société des Produits Nestlé SA	*KIT KAT* *ROLO*	United States	Minimum unit volume sales exceeded in 2012
Huhtamäki Oy affiliate	*GOOD & PLENTY* *HEATH* *JOLLY RANCHER* *MILK DUDS* *PAYDAY* *WHOPPERS*	Worldwide	None

Backlog of Orders

We manufacture primarily for stock and fill customer orders from finished goods inventories. While at any given time there may be some backlog of orders, this backlog is not material in respect to our total annual sales, nor are the changes, from time to time, significant.

Research and Development

We engage in a variety of research and development activities in a number of countries, including the United States, Mexico, Brazil, India and China. We develop new products, improve the quality of existing products, improve and modernize production processes, and develop and implement new technologies to enhance the quality and value of both current and proposed product lines. Information concerning our research and development expense is contained in the Notes to the Consolidated Financial Statements, *Note 1, Summary of Significant Accounting Policies*.

Food Quality and Safety Regulation

The manufacture and sale of consumer food products is highly regulated. In the United States, our activities are subject to regulation by various government agencies, including the Food and Drug Administration, the Department of Agriculture, the Federal Trade Commission, the Department of Commerce and the Environmental Protection Agency, as well as various state and local agencies. Similar agencies also regulate our businesses outside of the United States.

Our Product Excellence Program provides us with an effective product quality and safety program. This program assures that all products we purchase, manufacture and distribute are safe, are of high quality and comply with all applicable laws and regulations.

Through our Product Excellence Program, we evaluate the supply chain including ingredients, packaging, processes, products, distribution and the environment to determine where product quality and safety controls are necessary. We identify risks and establish controls to assure product quality and safety. Various government agencies, third-party firms and our quality assurance staff conduct audits of all facilities that manufacture our products to assure effectiveness and compliance with our program and all applicable laws and regulations.

Environmental Considerations

We made routine operating and capital expenditures during 2012 to comply with environmental laws and regulations. These expenditures were not material with respect to our results of operations, capital expenditures, earnings or competitive position.

Employees

As of December 31, 2012, we employed approximately 12,100 full-time and 2,100 part-time employees worldwide. Collective bargaining agreements covered approximately 4,800 employees. During 2013, agreements will be negotiated for certain employees at four facilities outside of the United States, comprising approximately 58% of total employees under collective bargaining agreements. We believe that our employee relations are good.

Financial Information by Geographic Area

Our principal operations and markets are located in the United States. The percentage of total consolidated net sales for our businesses outside of the United States was 16.1% for 2012, 15.6% for 2011 and 14.6% for 2010. The percentage of total consolidated assets outside of the United States as of December 31, 2012 was 20.5% and as of December 31, 2011 was 14.5%.

Corporate Social Responsibility

Our founder, Milton S. Hershey, established an enduring model of responsible citizenship while creating a successful business. Driving sustainable business practices, making a difference in our communities, and operating with the highest integrity are vital parts of our heritage. Milton Hershey School, established by Milton and Catherine Hershey, lies at the center of our unique heritage. Mr. Hershey donated and bequeathed almost his entire fortune to Milton Hershey School, which remains our primary beneficiary and provides a world-class education and nurturing home to nearly 2,000 children in need annually. We continue Milton Hershey's legacy of commitment to consumers, community and children by providing high-quality Hershey products while conducting our business in a socially responsible and environmentally sustainable manner.

In 2012, we published our second corporate social responsibility ("CSR") report, which provided an update on the progress we've made in advancing the priorities that were established in our first CSR report. The report outlines how we performed against the identified performance indicators within our four CSR pillars: environment, community, workplace and marketplace.

The safety and health of our employees, and the safety and quality of our products are consistently at the core of our operations and are areas of ongoing focus for Hershey in the workplace. Our over-arching safety goal is to consistently achieve best in class safety performance, and Hershey has achieved continuous improvement in employee safety in the workplace since 2007. We continue to invest in our quality management systems to ensure product quality and food safety remain top priorities. We carefully monitor and rigorously enforce our high standards of excellence for superior quality, consistency and taste, and absolute food safety.

For the first time, in 2012, Hershey was recognized for its environmental, social and governance performance by being named to the Dow Jones Sustainability Index ("DJSI") - North America. The DJSI evaluates and selects the top 20% of companies, as determined by their financial and sustainability efforts, and Hershey was one of only seven companies in the Food and Beverage super-sector that were recognized in the DJSI.

Hershey has committed to minimizing the environmental impacts of our operations. Our environmental stewardship programs produced meaningful gains in 2011. Over our 2008 baseline, Hershey decreased waste generation by 23%, water usage by 12%, and green house gas emissions by 15%, while improving our company-wide recycling rate to 80%. Additionally, in 2012, we improved our Carbon Disclosure Score by 20%, and we moved up 172 spots in the Newsweek Green Rankings. Hershey now has three manufacturing facilities that have attained Zero-Waste-to-Landfill status with several others working to achieve this goal. We have installed more than 1,200 solar panels in Hershey, Pennsylvania, expected to generate an estimated 318 megawatt-hours of electricity per year. This project also included the installation of the region's first public electric vehicle charging stations, and we are piloting several 100% electric vehicles in our corporate fleet.

In the marketplace, Hershey focuses on promoting fair and ethical business dealings. A condition of doing business with us is compliance with our Supplier Code of Conduct, which outlines our expectations with regard to our suppliers' commitment to legal compliance and business integrity, social and working conditions, environment and food safety. We continue our leadership role in improving the lives of cocoa farming families through a variety of initiatives. In October 2012, we announced that it is our goal to source 100% certified cocoa for our global chocolate product lines by 2020, assuming adequate supply. Also, earlier in the year we pledged $10 million over 5 years to directly benefit 750,000 farmers through programs such as Hershey's Learn to Grow Farm and Family Center in Ghana. Our active engagement and financial support also continues for the World Cocoa Foundation, the International Cocoa Initiative, and CocoaLink, a first-of-its kind approach that uses mobile technology to deliver practical information on agricultural and social programs to rural cocoa farmers.

Our employees share their time and resources generously in their communities. Both directly and through the United Way, we contribute to hundreds of agencies that deliver much needed services and resources. In 2011, Hershey donated more than $9 million in cash and product to worthy causes, our employees volunteered more than 10,000 hours in their communities and we believe our results in 2012 have been even better. Our focus on "Kids and Kids at Risk" is supported through contributions to the Children's Miracle Network; Project Fellowship, where employees partner with student homes at the Milton Hershey School; an orphanage for special needs children in the Philippines; and a children's burn center in Guadalajara, Mexico, to name a few. In 2012, Hershey was recognized by The National Conference on Citizenship and Points of Light, the nation's definitive experts on civic engagement, in partnership with Bloomberg LP, as one of the 50 most community minded companies in America.

Our commitment to CSR is yielding powerful results. As we move into new markets and expand our leadership in North America, we are convinced that our values and heritage will be fundamental to our continuing success.

Available Information

We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended. We file or furnish annual, quarterly and current reports, proxy statements and other information with the United States Securities and Exchange Commission ("SEC"). You may obtain a copy of any of these reports, free of charge, from the Investors section of our website, *www.thehersheycompany.com*, shortly after we file or furnish the information to the SEC.

You may obtain a copy of any of these reports directly from the SEC's Public Reference Room. Contact the SEC by calling them at 1-800-SEC-0330 or by submitting a written request to U.S. Securities and Exchange Commission, Office of Investor Education and Advocacy, 100 F Street N.E., Washington, D.C. 20549. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at *www.sec.gov*. You can obtain additional information on how to request public documents from the SEC on their website. The electronic mailbox address of the SEC is publicinfo@sec.gov.

We have a Code of Ethical Business Conduct that applies to our Board of Directors, all company officers and employees, including, without limitation, our Chief Executive Officer and "senior financial officers" (including the Chief Financial Officer, Chief Accounting Officer and persons performing similar functions). You can obtain a copy of our Code of Ethical Business Conduct from the Investors section of our website, *www.thehersheycompany.com*. If we change or waive any portion of the Code of Ethical Business Conduct that applies to any of our directors, executive officers or senior financial officers, we will post that information on our website within four business days. In the case of a waiver, such information will include the name of the person to whom the waiver applied, along with the date and type of waiver.

We also post our Corporate Governance Guidelines and charters for each of the Board's standing committees in the Investors section of our website, *www.thehersheycompany.com*. The Board of Directors adopted these Guidelines and charters.

We will provide to any stockholder a copy of one or more of the Exhibits listed in Part IV of this report, upon request. We charge a small copying fee for these exhibits to cover our costs. To request a copy of any of these documents, you can contact us at The Hershey Company, Attn: Investor Relations Department, 100 Crystal A Drive, Hershey, Pennsylvania 17033-0810.

Item 1A. *RISK FACTORS*

We are subject to changing economic, competitive, regulatory and technological risks and uncertainties because of the nature of our operations. In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, we note the following factors that, among others, could cause future results to differ materially from the forward-looking statements, expectations and assumptions expressed or implied in this report. Many of the forward-looking statements contained in this document may be identified by the use of words such as "intend," "believe," "expect," "anticipate," "should," "planned," "projected," "estimated" and "potential," among others. Among the factors that could cause our actual results to differ materially from the results projected in our forward-looking statements are the risk factors described below.

Issues or concerns related to the quality and safety of our products, ingredients or packaging could cause a product recall and/or result in harm to the Company's reputation, negatively impacting our operating results.

In order to sell our iconic, branded products, we need to maintain a good reputation with our customers and consumers. Issues related to quality and safety of our products, ingredients or packaging, could jeopardize our Company's image and reputation. Negative publicity related to these types of concerns, or related to product contamination or product tampering, whether valid or not, might negatively impact demand for our products, or cause production and delivery disruptions. We may need to recall products if any of our products become unfit for consumption. In addition, we could potentially be subject to litigation or government actions, which could result in payments of fines or damages. Costs associated with these potential actions could negatively affect our operating results.

Increases in raw material and energy costs along with the availability of adequate supplies of raw materials could affect future financial results.

We use many different commodities for our business, including cocoa products, sugar, dairy products, peanuts, almonds, corn sweeteners, natural gas and fuel oil.

Commodities are subject to price volatility and changes in supply caused by numerous factors, including:

- Commodity market fluctuations;
- Currency exchange rates;
- Imbalances between supply and demand;
- The effect of weather on crop yield;
- Speculative influences;
- Trade agreements among producing and consuming nations;
- Supplier compliance with commitments;
- Political unrest in producing countries; and
- Changes in governmental agricultural programs and energy policies.

Although we use forward contracts and commodity futures and options contracts, where possible, to hedge commodity prices, commodity price increases ultimately result in corresponding increases in our raw material and energy costs. If we are unable to offset cost increases for major raw materials and energy, there could be a negative impact on our results of operations and financial condition.

Price increases may not be sufficient to offset cost increases and maintain profitability or may result in sales volume declines associated with pricing elasticity.

We may be able to pass some or all raw material, energy and other input cost increases to customers by increasing the selling prices of our products or decreasing the size of our products; however, higher product prices or decreased product sizes may also result in a reduction in sales volume and/or consumption. If we are not able to increase our selling prices or reduce product sizes sufficiently to offset increased raw material, energy or other input costs, including packaging, direct labor, overhead and employee benefits, or if our sales volume decreases significantly, there could be a negative impact on our results of operations and financial condition.

Market demand for new and existing products could decline.

We operate in highly competitive markets and rely on continued demand for our products. To generate revenues and profits, we must sell products that appeal to our customers and to consumers. Our continued success is impacted by many factors, including the following:

- Effective retail execution;
- Appropriate advertising campaigns and marketing programs;
- Our ability to secure adequate shelf space at retail locations;
- Product innovation, including maintaining a strong pipeline of new products;
- Changes in product category consumption;
- Our response to consumer demographics and trends; and
- Consumer health concerns, including obesity and the consumption of certain ingredients.

In these markets, there continue to be competitive product and pricing pressures, as well as challenges in maintaining profit margins. We must maintain mutually beneficial relationships with our key customers, including retailers and distributors, to compete effectively. Our largest customer, McLane Company, Inc., accounted for approximately 22.2% of our total net sales in 2012. McLane Company, Inc. is one of the largest wholesale distributors in the United States to convenience stores, drug stores, wholesale clubs and mass merchandisers, including Wal-Mart Stores, Inc.

Increased marketplace competition could hurt our business.

The global confectionery packaged goods industry is intensely competitive and consolidation in this industry continues. Some of our competitors are much larger firms that have greater resources and more substantial international operations. In order to protect our existing market share or capture increased market share in this highly competitive retail environment, we may be required to increase expenditures for promotions and advertising, and continue to introduce and establish new products. Due to inherent risks in the marketplace associated with advertising and new product introductions, including uncertainties about trade and consumer acceptance, increased expenditures may not prove successful in maintaining or enhancing our market share and could result in lower sales and profits. In addition, we may incur increased credit and other business risks because we operate in a highly competitive retail environment.

Disruption to our supply chain could impair our ability to produce or deliver our finished products, resulting in a negative impact on our operating results.

Disruption to our manufacturing operations or our supply chain could result from, but are not limited to, the following:

- Natural disaster;
- Pandemic outbreak of disease;
- Weather;
- Fire or explosion;
- Terrorism or other acts of violence;
- Labor strikes or other labor activities;
- Unavailability of raw or packaging materials; and
- Operational and/or financial instability of key suppliers, and other vendors or service providers.

We take adequate precautions to mitigate the impact of possible disruptions. We have strategies and plans in place to manage such events if they were to occur, including our global supply chain strategies and our principle-based global labor relations strategy. If we are unable, or if it is not financially feasible, to effectively mitigate the likelihood or potential impact of such disruptive events, our results of operations and financial condition could be negatively impacted.

Our financial results may be adversely impacted by the failure to successfully execute or integrate acquisitions, divestitures and joint ventures.

From time to time, we may evaluate potential acquisitions, divestitures or joint ventures that align with our strategic objectives. The success of such activity depends, in part, upon our ability to identify suitable buyers, sellers or business partners; perform effective assessments prior to contract execution; negotiate contract terms; and, if applicable, obtain government approval. These activities may present certain financial, managerial, staffing and talent, and operational risks, including diversion of management's attention from existing core businesses; difficulties integrating or separating businesses from existing operations; and challenges presented by acquisitions or joint ventures which may not achieve sales levels and profitability that justify the investments made. If the acquisitions, divestitures or joint ventures are not successfully implemented or completed, there could be a negative impact on our results of operations, financial condition and cash flows.

Changes in governmental laws and regulations could increase our costs and liabilities or impact demand for our products.

Changes in laws and regulations and the manner in which they are interpreted or applied may alter our business environment. These negative impacts could result from changes in food and drug laws, laws related to advertising and marketing practices, accounting standards, taxation requirements, competition laws, employment laws and environmental laws, among others. It is possible that we could become subject to additional liabilities in the future resulting from changes in laws and regulations that could result in an adverse effect on our results of operations and financial condition.

Political, economic, and/or financial market conditions could negatively impact our financial results.

Our operations are impacted by consumer spending levels and impulse purchases which are affected by general macroeconomic conditions, consumer confidence, employment levels, availability of consumer credit and interest rates on that credit, consumer debt levels, energy costs and other factors. Volatility in food and energy costs, sustained global recessions, rising unemployment and declines in personal spending could adversely impact our revenues, profitability and financial condition.

Changes in financial market conditions may make it difficult to access credit markets on commercially acceptable terms which may reduce liquidity or increase borrowing costs for our Company, our customers and our suppliers. A significant reduction in liquidity could increase counterparty risk associated with certain suppliers and service providers, resulting in disruption to our supply chain and/or higher costs, and could impact our customers, resulting in a reduction in our revenue, or a possible increase in bad debt expense.

International operations could fluctuate unexpectedly and adversely impact our business.

In 2012, we derived approximately 16.1% of our net sales from customers located outside of the United States. Additionally, 20.5% of our total consolidated assets were located outside of the United States as of December 31, 2012. As part of our global growth strategy, we are increasing our investments outside of the United States, particularly in Mexico, Brazil, India and China. As a result, we are subject to numerous risks and uncertainties relating to international sales and operations, including:

- Unforeseen global economic and environmental changes resulting in business interruption, supply constraints, inflation, deflation or decreased demand;
- Difficulties and costs associated with compliance and enforcement of remedies under a wide variety of complex laws, treaties and regulations;
- Unexpected changes in regulatory environments;
- Political and economic instability, including the possibility of civil unrest, terrorism, mass violence or armed conflict;
- Nationalization of our properties by foreign governments;
- Tax rates that may exceed those in the United States and earnings that may be subject to withholding requirements and incremental taxes upon repatriation;
- Potentially negative consequences from changes in tax laws;
- The imposition of tariffs, quotas, trade barriers, other trade protection measures and import or export licensing requirements;
- Increased costs, disruptions in shipping or reduced availability of freight transportation;
- The impact of currency exchange rate fluctuations between the U.S. dollar and foreign currencies;
- Failure to gain sufficient profitable scale in certain international markets resulting in losses from impairment or sale of assets; and
- Failure to recruit, retain and build an engaged global workforce.

Disruptions, failures or security breaches of our information technology infrastructure could have a negative impact on our operations.

Information technology is a critically important part of our business operations. We use information technology to manage all business processes including manufacturing, financial, logistics, sales, marketing and administrative functions. These processes collect, interpret and distribute business data and communicate internally and externally with employees, suppliers, customers and others.

We invest in industry standard security technology to protect the Company's data and business processes against risk of data security breach and cyber attack. Our data security management program includes identity, trust, vulnerability and threat management business processes as well as adoption of standard data protection policies. We measure our data security effectiveness through industry accepted methods and remediate significant findings. Additionally, we certify our major technology suppliers and any outsourced services through accepted security certification standards. We maintain and routinely test backup systems and disaster recovery, along with external network security penetration testing by an independent third party as part of our business continuity preparedness. We also have processes in place to prevent disruptions resulting from the implementation of new software and systems of the latest technology.

While we believe that our security technology and processes are adequate in preventing security breaches and in reducing cybersecurity risks, disruptions or failure of information technology systems is possible and could have a negative impact on our operations or business reputation. Failure of our systems, including failures due to cyber attacks that would prevent the ability of systems to function as intended, could cause transaction errors, loss of customers and sales, and could have negative consequences to our Company, our employees, and those with whom we do business.

Future developments related to the investigation by government regulators of alleged pricing practices by members of the confectionery industry and civil antitrust lawsuits in the United States could negatively impact our reputation and our operating results.

In 2007, the Competition Bureau of Canada began an inquiry into alleged violations of the Canadian *Competition Act* in the sale and supply of chocolate products sold in Canada between 2002 and 2008 by members of the confectionery industry, including Hershey Canada, Inc. The U.S. Department of Justice also notified the Company in 2007 that it had opened an inquiry, but has not requested any information or documents. We also are party to a number of civil antitrust lawsuits in the United States, including individual, class, and putative class actions. Additional information about these proceedings is contained in Item 3. Legal Proceedings of this Form 10-K. Competition and antitrust law investigations can be lengthy and violations are subject to civil and/or criminal fines and other sanctions. Class action civil antitrust lawsuits are expensive to defend and could result in significant judgments, including in some cases, payment of treble damages and/or attorneys' fees to the successful plaintiff. Additionally, negative publicity involving these proceedings could affect our Company's brands and reputation, possibly resulting in decreased demand for our products. These possible consequences, in our opinion, should not materially impact our financial position or liquidity but could materially impact our results of operations and cash flows in the period in which they are accrued or paid, respectively.

Pension costs or funding requirements could increase at a higher than anticipated rate.

We sponsor a number of defined benefit pension plans. Changes in interest rates or in the market value of plan assets could affect the funded status of our pension plans. This could cause volatility in our benefits costs and increase future funding requirements for our pension plans. Additionally, we could incur pension settlement losses if a significant number of employees who have retired or have left the Company decide to withdraw substantial lump sums from their pension accounts. A significant increase in pension expense, in pension settlement losses or in future funding requirements could have a negative impact on our results of operations, financial condition and cash flows. For more information, refer to page 41.

Item 1B. *UNRESOLVED STAFF COMMENTS*

None.

Item 2. *PROPERTIES*

Our principal properties include the following:

Country	Location	Type	Status (Own/ Lease)
United States	Hershey, Pennsylvania (2 principal plants)	Manufacturing—confectionery products and pantry items	Own
	Lancaster, Pennsylvania	Manufacturing—confectionery products	Own
	Robinson, Illinois	Manufacturing—confectionery products, and pantry items	Own
	Stuarts Draft, Virginia	Manufacturing—confectionery products and pantry items	Own
	Edwardsville, Illinois	Distribution	Own
	Palmyra, Pennsylvania	Distribution	Own
	Ogden, Utah	Distribution	Own
Canada	Mississauga, Ontario (1)	Distribution	Lease
Mexico	Monterrey, Mexico	Manufacturing—confectionery products	Own

(1) The lease of the distribution center located in Mississauga, Ontario, Canada expires in 2013. We have entered into an agreement with the Ferrero Group for the construction and use of a warehouse and distribution facility located in Brantford, Ontario, Canada beginning in 2013.

In addition to the locations indicated above, we also own or lease several other properties and buildings worldwide which we use for manufacturing, sales, distribution and administrative functions. Our facilities are well maintained and generally have adequate capacity to accommodate seasonal demands, changing product mixes and certain additional growth. The largest facilities are located in Hershey and Lancaster, Pennsylvania; Monterrey, Mexico; and Stuarts Draft, Virginia. Many additions and improvements have been made to these facilities over the years and they include equipment of the latest type and technology.

Item 3. *LEGAL PROCEEDINGS*

In 2007, the Competition Bureau of Canada began an inquiry into alleged violations of the Canadian *Competition Act* in the sale and supply of chocolate products sold in Canada between 2002 and 2008 by members of the confectionery industry, including Hershey Canada, Inc. The U.S. Department of Justice also notified the Company in 2007 that it had opened an inquiry, but has not requested any information or documents.

Subsequently, 13 civil lawsuits were filed in Canada and 91 civil lawsuits were filed in the United States against the Company. The lawsuits were instituted on behalf of direct purchasers of our products as well as indirect purchasers that purchase our products for use or for resale. Several other chocolate and confectionery companies were named as defendants in these lawsuits as they also were the subject of investigations and/or inquiries by the government entities referenced above. The cases seek recovery for losses suffered as a result of alleged conspiracies in restraint of trade in connection with the pricing practices of the defendants. The Canadian civil cases were settled in 2012. The Canadian Competition Bureau investigation remains pending. However, Hershey Canada, Inc. has reached a tentative settlement agreement with the Canadian government with regard to its investigation and the Company has accrued a liability related thereto. We do not believe the terms of the tentative settlement agreement should have a material impact on the Company's results of operations, financial position or liquidity.

With regard to the U.S. lawsuits, the Judicial Panel on Multidistrict Litigation assigned the cases to the U.S. District Court for the Middle District of Pennsylvania. Plaintiffs are seeking actual and treble damages against the Company and other defendants based on an alleged overcharge for certain, or in some cases all chocolate products sold in the U.S. between 2003 and 2008. The lawsuits have been proceeding on different scheduling tracks for different groups of plaintiffs.

Defendants have briefed summary judgment against the plaintiffs that have not sought class certification (the "Opt-Out Plaintiffs"). The plaintiffs that purchased products from defendants directly (the "Direct Purchaser Plaintiffs") were granted class certification in December 2012. Defendants will conduct expert discovery on liability and damages and brief summary judgment against the Direct Purchaser Plaintiffs through the third quarter of 2013. The hearing on summary judgment for the Direct Purchaser Plaintiffs is scheduled for September 2013, combined with the summary judgment hearing for the Opt-Out Plaintiffs. Putative class plaintiffs that purchased product indirectly for resale (the "Indirect Purchasers for Resale") have a May 1, 2013 deadline to file for class certification. Putative class plaintiffs that purchased product indirectly for use (the "Indirect End Users") may seek class certification after summary judgment against the Direct Purchaser Plaintiffs and the Opt-Out Plaintiffs has been resolved. No trial date has been set for any group of plaintiffs. The Company will continue to vigorously defend against these lawsuits.

At this stage, we are unable to predict the range of any potential liability that is reasonably possible as a result of the proceedings outlined above. Competition and antitrust law investigations can be lengthy and violations are subject to civil and/or criminal fines and other sanctions. Class action civil antitrust lawsuits are expensive to defend and could result in significant judgments, including in some cases, payment of treble damages and/or attorneys' fees to the successful plaintiff. Additionally, negative publicity involving these proceedings could affect our Company's brands and reputation, possibly resulting in decreased demand for our products. These possible consequences, in our opinion, should not materially impact our financial position or liquidity, but could materially impact our results of operations and cash flows in the period in which they are accrued or paid, respectively. Please refer to Item 1A. Risk Factors, beginning on page 9, for additional information concerning the key risks to achieving the Company's future performance goals.

We have no other material pending legal proceedings, other than ordinary routine litigation incidental to our business.

Pursuant to the disclosure requirements of the U.S. Internal Revenue Service ("IRS") Revenue Procedure 2005-51, in the second quarter of 2012, the IRS assessed an accuracy-related penalty of $222,975 on a reportable transaction understatement for the 2008 tax year and that this penalty was paid in full in 2012. The penalty was imposed by §6662A(a) of the Internal Revenue Code at the 30% rate determined under §6662A(c) of the Internal Revenue Code. The penalty was imposed for a reportable transaction understatement with respect to which the relevant facts affecting the tax treatment of the sale by the Company in 2008 of a 49% interest in its wholly-owned subsidiary, Hershey do Brasil LTDA, were not adequately disclosed under §6011 of the Internal Revenue Code in the Company's 2008 federal income tax return.

Item 4. ***MINE SAFETY DISCLOSURES***

Not applicable.

PART II

Item 5. ***MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES***

We paid $341.2 million in cash dividends on our Common Stock and Class B Common Stock ("Class B Stock") in 2012 and $304.1 million in 2011. The annual dividend rate on our Common Stock in 2012 was $1.56 per share.

On January 29, 2013, our Board of Directors declared a quarterly dividend of $0.42 per share of Common Stock payable on March 15, 2013, to stockholders of record as of February 25, 2013. It is the Company's 333rd consecutive Common Stock dividend. A quarterly dividend of $0.38 per share of Class B Stock also was declared.

Our Common Stock is listed and traded principally on the New York Stock Exchange ("NYSE") under the ticker symbol "HSY." Approximately 260.2 million shares of our Common Stock were traded during 2012. The Class B Stock is not publicly traded.

The closing price of our Common Stock on December 31, 2012, was $72.22. There were 36,964 stockholders of record of our Common Stock and our Class B Stock as of December 31, 2012.

The following table shows the dividends paid per share of Common Stock and Class B Stock and the price range of the Common Stock for each quarter of the past 2 years:

	Dividends Paid Per Share		Common Stock Price Range*	
	Common Stock	Class B Stock	High	Low
2012				
1st Quarter	**$ 0.380**	**$ 0.344**	**$61.94**	**$59.49**
2nd Quarter	**0.380**	**0.344**	**72.03**	**59.81**
3rd Quarter	**0.380**	**0.344**	**73.16**	**70.09**
4th Quarter	**0.420**	**0.380**	**74.64**	**68.85**
Total	**$ 1.560**	**$ 1.412**		

	Dividends Paid Per Share		Common Stock Price Range*	
	Common Stock	Class B Stock	High	Low
2011				
1st Quarter	$ 0.345	$0.3125	$55.05	$46.24
2nd Quarter	0.345	0.3125	58.20	53.77
3rd Quarter	0.345	0.3125	60.96	53.83
4th Quarter	0.345	0.3125	62.26	55.32
Total	$ 1.380	$1.2500		

* NYSE-Composite Quotations for Common Stock by calendar quarter.

Unregistered Sales of Equity Securities and Use of Proceeds

None.

Issuer Purchases of Equity Securities

Purchases of equity securities during the fourth quarter of the fiscal year ended December 31, 2012:

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs[(1)]
				(in thousands of dollars)
October 1 through October 28, 2012	—	—	—	$125,069
October 29 through November 25, 2012	187,570	$69.68	—	$125,069
November 26 through December 31, 2012	—	—	—	$125,069
Total	187,570	$69.68	—	

(1) In April 2011, our Board of Directors approved a $250 million share repurchase program. This authorization is in addition to the Company's policy of repurchasing shares in the open market to replace Treasury Stock shares issued in connection with stock option exercises or other equity-based compensation programs.

Performance Graph

The following graph compares our cumulative total stockholder return (Common Stock price appreciation plus dividends, on a reinvested basis) over the last five fiscal years with the Standard & Poor's 500 Index and the Standard & Poor's Packaged Foods Index.

COMPARISSON OF FIVE YEAR CUMULATIVE TOTAL RETURN*
THE HERSHEY COMPANY, S&P 500 INDEX AND
S&P 500 PACKAGED FOODS INDEX


$240
$220
$200
$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
The Hershey Company
S&P 500 Index
S&P 500 Packaged Foods Index

	2007	2008	2009	2010	2011	2012
The Hershey Company	$100	$91	$97	$131	$176	$211
S&P 500 Index	$100	$63	$80	$92	$94	$109
S&P 500 Packaged Foods Index	$100	$88	$103	$120	$141	$155

*Hypothetical $100 invested on December 31, 2007 in Hershey Common Stock, S&P 500 Index and S&P 500 Packaged Foods Index, assuming reinvestment of dividends.

Item 6. *SELECTED FINANCIAL DATA*

SIX-YEAR CONSOLIDATED FINANCIAL SUMMARY
All dollar and share amounts in thousands except market price and per share statistics

	5-Year Compound Growth Rate	2012	2011	2010	2009	2008	2007
Summary of Operations							
Net Sales	6.1%	**$6,644,252**	6,080,788	5,671,009	5,298,668	5,132,768	4,946,716
Cost of Sales	2.7%	**$3,784,370**	3,548,896	3,255,801	3,245,531	3,375,050	3,315,147
Selling, Marketing and Administrative	13.7%	**$1,703,796**	1,477,750	1,426,477	1,208,672	1,073,019	895,874
Business Realignment and Impairment Charges (Credits), Net	(30.5)%	**$ 44,938**	(886)	83,433	82,875	94,801	276,868
Interest Expense, Net	(4.2)%	**$ 95,569**	92,183	96,434	90,459	97,876	118,585
Provision for Income Taxes	23.0%	**$ 354,648**	333,883	299,065	235,137	180,617	126,088
Net Income	25.3%	**$ 660,931**	628,962	509,799	435,994	311,405	214,154
Net Income Per Share:							
—Basic—Class B Stock	25.7%	**$ 2.73**	2.58	2.08	1.77	1.27	0.87
—Diluted—Class B Stock	25.5%	**$ 2.71**	2.56	2.07	1.77	1.27	0.87
—Basic—Common Stock	25.7%	**$ 3.01**	2.85	2.29	1.97	1.41	0.96
—Diluted—Common Stock	25.5%	**$ 2.89**	2.74	2.21	1.90	1.36	0.93
Weighted-Average Shares Outstanding:							
—Basic—Common Stock		**164,406**	165,929	167,032	167,136	166,709	168,050
—Basic—Class B Stock		**60,630**	60,645	60,708	60,709	60,777	60,813
—Diluted		**228,337**	229,919	230,313	228,995	228,697	231,449
Dividends Paid on Common Stock	6.1%	**$ 255,596**	228,269	213,013	198,371	197,839	190,199
Per Share	6.5%	**$ 1.56**	1.38	1.28	1.19	1.19	1.14
Dividends Paid on Class B Stock	6.6%	**$ 85,610**	75,814	70,421	65,032	65,110	62,064
Per Share	6.7%	**$ 1.41**	1.25	1.16	1.07	1.07	1.02
Depreciation	(9.8)%	**$ 174,788**	188,491	169,677	157,996	227,183	292,658
Advertising	30.3%	**$ 480,016**	414,171	391,145	241,184	161,133	127,896
Payroll	1.9%	**$ 709,621**	676,482	641,756	613,568	645,456	645,083
Year-end Position and Statistics							
Capital Additions	6.4%	**$ 258,727**	323,961	179,538	126,324	262,643	189,698
Capitalized Software Additions	6.3%	**$ 19,239**	23,606	21,949	19,146	20,336	14,194
Total Assets	2.3%	**$4,754,839**	4,407,094	4,267,627	3,669,926	3,629,614	4,242,008
Short-term Debt and Current Portion of Long-term Debt	(15.2)%	**$ 375,898**	139,673	285,480	39,313	501,504	856,392
Long-term Portion of Debt	3.6%	**$1,530,967**	1,748,500	1,541,825	1,502,730	1,505,954	1,279,965
Stockholders' Equity	10.7%	**$1,048,373**	880,943	945,896	768,634	358,239	631,815
Full-time Employees		**12,100**	11,800	11,300	12,100	12,800	12,400
Stockholders' Data							
Outstanding Shares of Common Stock and Class B Stock at Year-end		**223,786**	225,206	227,030	227,998	227,035	227,050
Market Price of Common Stock at Year-end	12.9%	**$ 72.22**	61.78	47.15	35.79	34.74	39.40
Price Range During Year (high)		**$ 74.64**	62.26	52.10	42.25	44.32	56.75
Price Range During Year (low)		**$ 59.49**	46.24	35.76	30.27	32.10	38.21

Item 7. ***MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS***

EXECUTIVE OVERVIEW

Results for the year ended December 31, 2012 were strong with increases in net sales, earnings per share and profitability despite continued macroeconomic challenges. Net sales increased 9.3% compared with 2011 due to net price realization and volume increases in the United States and key international markets as we continued our focus on core brands and innovation. Advertising expense increased 15.9% for the year supporting core brands along with new product launches. Net income and earnings per share-diluted also increased at greater rates than our long-term growth targets. The investments we have made in both productivity and cost savings resulted in a business model that is more efficient and effective, enabling us to deliver predictable, consistent and achievable marketplace and financial performance. We continue to generate strong cash flow from operations and our financial position remains solid.

Adjusted Non-GAAP Financial Measures

Our "Management's Discussion and Analysis of Financial Condition and Results of Operations" section includes certain measures of financial performance that are not defined by U.S. generally accepted accounting principles ("GAAP"). For each of these non-GAAP financial measures, we are providing below (1) the most directly comparable GAAP measure; (2) a reconciliation of the differences between the non-GAAP measure and the most directly comparable GAAP measure; (3) an explanation of why our management believes these non-GAAP measures provide useful information to investors; and (4) additional purposes for which we use these non-GAAP measures.

We believe that the disclosure of these non-GAAP measures provides investors with a better comparison of our year-to-year operating results. We exclude the effects of certain items from Income before Interest and Income Taxes ("EBIT"), Net Income and Income per Share-Diluted-Common Stock ("EPS") when we evaluate key measures of our performance internally, and in assessing the impact of known trends and uncertainties on our business. We also believe that excluding the effects of these items provides a more balanced view of the underlying dynamics of our business.

Adjusted non-GAAP financial measures exclude the impacts of charges or credits recorded during the last four years associated with our business realignment initiatives and impairment charges related to goodwill and certain trademarks. Non-service-related pension expenses are also excluded for each of the last four years, along with acquisition closing and integration costs, primarily associated with the acquisition of Brookside in 2012, and a gain on the sale of certain non-core trademark licensing rights in 2011.

Non-service-related pension expenses include interest costs, the expected return on pension plan assets, the amortization of actuarial gains and losses, and certain curtailment and settlement losses or credits. Non-service-related pension expenses may be very volatile from year-to-year as a result of changes in interest rates and market returns on pension plan assets. Therefore, we have excluded non-service-related pension expense from our results in accordance with GAAP. We believe that non-GAAP financial results excluding non-service-related pension expenses will provide investors with a better understanding of the underlying profitability of our ongoing business. We believe that the service cost component of our total pension benefit costs closely reflects the operating costs of our business and provides for a better comparison of our operating results from year-to-year. Our most significant defined benefit pension plans were closed to most new participants after 2007, resulting in ongoing service costs that are stable and predictable.

For the years ended December 31,	2012			2011		
In millions of dollars except per share amounts	EBIT	Net Income	EPS	EBIT	Net Income	EPS
Results in accordance with GAAP	**$1,111.1**	**$ 660.9**	**$ 2.89**	$1,055.0	$628.9	$ 2.74
Adjustments:						
Business realignment charges included in cost of sales ("COS")	**36.4**	**23.7**	**0.10**	45.1	28.4	0.12
Non-service-related pension expense included in COS	**8.6**	**5.3**	**0.03**	—	—	—
Acquisition integration costs included in COS	**4.1**	**3.0**	**0.01**	—	—	—
Business realignment charges included in selling, marketing and administrative ("SM&A")	**2.4**	**1.6**	**0.01**	5.0	3.0	0.01
Non-service-related pension expense included in SM&A	**12.0**	**7.4**	**0.03**	2.8	2.0	0.01
Acquisition integration costs included in SM&A	**9.3**	**6.2**	**0.03**	—	—	—
Gain on sale of trademark licensing rights included in SM&A	—	—	—	(17.0)	(11.1)	(0.05)
Business realignment and impairment charges (credits), net	**45.0**	**31.9**	**0.14**	(0.9)	(0.5)	—
Adjusted non-GAAP results	**$ 1,228.9**	**$ 740.0**	**$ 3.24**	$1,090.0	$650.7	$ 2.83

For the years ended December 31,	2010			2009		
In millions of dollars except per share amounts	EBIT	Net Income	EPS	EBIT	Net Income	EPS
Results in accordance with GAAP	$ 905.3	$ 509.8	$ 2.21	$ 761.6	$ 436.0	$ 1.90
Adjustments:						
Business realignment charges included in COS	13.7	8.4	0.04	10.1	6.3	0.03
Non-service-related pension expense included in COS	0.9	0.6	—	14.7	9.1	0.04
Business realignment charges included in SM&A	1.5	0.9	—	6.1	3.8	0.02
Non-service-related pension expense included in SM&A	5.0	3.2	0.02	6.8	4.2	0.02
Business realignment and impairment charges, net	83.4	68.6	0.30	82.9	50.7	0.22
Adjusted non-GAAP results	$1,009.8	$ 591.5	$ 2.57	$ 882.2	$ 510.1	$ 2.23

	Adjusted Non-GAAP Results		
Key Annual Performance Measures	2012	2011	2010
Increase in Net Sales	**9.3%**	7.2%	7.0%
Increase in adjusted EBIT	**12.7%**	7.9%	14.5%
Improvement in adjusted EBIT Margin in basis points ("bps")	**60bps**	10bps	110bps
Increase in adjusted EPS	**14.5%**	10.1%	15.2%

SUMMARY OF OPERATING RESULTS

Analysis of Selected Items from Our GAAP Income Statement

For the years ended December 31,	2012	2011	2010	Percent Change Increase (Decrease) 2012-2011	Percent Change Increase (Decrease) 2011-2010
In millions of dollars except per share amounts					
Net Sales	**$ 6,644.3**	$ 6,080.8	$ 5,671.0	9.3%	7.2%
Cost of Sales	**3,784.4**	3,548.9	3,255.8	6.6	9.0
Gross Profit	**2,859.9**	2,531.9	2,415.2	13.0	4.8
Gross Margin	***43.0%***	*41.6%*	*42.6%*		
SM&A Expense	**1,703.8**	1,477.8	1,426.5	15.3	3.6
SM&A Expense as a percent of sales	***25.6%***	*24.3%*	*25.2%*		
Business Realignment and Impairment Charges (Credits), Net	**45.0**	(0.9)	83.4	N/A	(101.1)
EBIT	**1,111.1**	1,055.0	905.3	5.3	16.5
EBIT Margin	***16.7%***	*17.4%*	*16.0%*		
Interest Expense, Net	**95.6**	92.2	96.4	3.7	(4.4)
Provision for Income Taxes	**354.6**	333.9	299.1	6.2	11.6
Effective Income Tax Rate	***34.9%***	*34.7%*	*37.0%*		
Net Income	**$ 660.9**	$ 628.9	$ 509.8	5.1	23.4
Net Income Per Share—Diluted	**$ 2.89**	$ 2.74	$ 2.21	5.5	24.0

Net Sales

2012 compared with 2011

Net sales increased 9.3% in 2012 compared with 2011 due to net price realization and sales volume increases in the U.S. and for our international businesses. Net price realization contributed approximately 5.7% to the net sales increase. Sales volume increased net sales by approximately 2.2% due primarily to sales of new products in the U.S. The Brookside acquisition contributed approximately 1.9% to the net sales increase. These increases were partially offset by the unfavorable impact of foreign currency exchange rates which reduced net sales by approximately 0.5%.

Excluding incremental sales from the Brookside acquisition, net sales in the U.S. increased approximately 7.1% compared with 2011, primarily reflecting net price realization, along with sales volume increases from the introduction of new products. Net sales in U.S. dollars for our businesses outside of the U.S. increased approximately 9.1% in 2012 compared with 2011, reflecting sales volume increases and net price realization. Net sales increases for our international businesses were offset somewhat by the impact of unfavorable foreign currency exchange rates.

2011 compared with 2010

Net sales increased 7.2% in 2011 compared with 2010 due to net price realization and sales volume increases in the U.S. and for our international businesses. Net price realization contributed approximately 3.5% to the net sales increase primarily due to the impact of list price increases, offset somewhat by higher promotional rates. Sales volume increased net sales by approximately 3.4% due primarily to sales of new products in the U.S. The favorable impact of foreign currency exchange rates increased net sales by approximately 0.3%.

Net sales in the U.S. increased approximately 5.9% compared with 2010, with essentially equal contribution from net price realization and sales volume gains. Net sales for our businesses outside of the U.S. increased approximately 14.5% in 2011 compared with 2010, reflecting sales volume increases and net price realization, particularly for our focus markets in Mexico, Brazil, China and India.

Key U.S. Marketplace Metrics

For the 52 weeks ended December 31,	2012	2011	2010
Consumer Takeaway Increase	**5.7%**	7.8%	5.3%
Market Share Increase	**0.6**	0.8	0.3

Consumer takeaway and the change in market share for 2012 are provided for measured channels of distribution accounting for approximately 90% of our U.S. confectionery retail business. These channels of distribution primarily include food, drug, mass merchandisers, including Wal-Mart Stores, Inc., and convenience stores.

Consumer takeaway for 2011 and 2010 is provided for channels of distribution accounting for approximately 80% of our U.S. confectionery retail business. These channels of distribution include food, drug, mass merchandisers, including Wal-Mart Stores, Inc., and convenience stores. The change in market share for 2011 and 2010 is provided for channels measured by syndicated data which include sales in the food, drug, convenience store and mass merchandiser classes of trade, excluding sales of Wal-Mart Stores, Inc.

Cost of Sales and Gross Margin

2012 compared with 2011

The cost of sales increase of 6.6% in 2012 compared with 2011 was primarily due to higher input costs, the impact of sales volume increases and higher supply chain costs which together increased cost of sales by approximately 7.1%. An increase in cost of sales of 2.0% resulted from the Brookside acquisition. Supply chain productivity improvements reduced cost of sales by approximately 2.5%. Business realignment and impairment charges of $36.4 million were included in cost of sales in 2012, compared with $45.1 million in the prior year.

Gross margin increased by 1.4 percentage points in 2012 compared with 2011, primarily as a result of price realization and supply chain productivity improvements which together improved gross margin by 4.1 percentage points. These improvements were substantially offset by higher input and supply chain costs which reduced gross margin by a total of 2.9 percentage points. The impact of lower business realignment and impairment charges recorded in 2012 compared with 2011 increased gross margin by 0.2 percentage points.

2011 compared with 2010

The cost of sales increase of 9.0% in 2011 compared with 2010 was primarily associated with higher sales volume and significantly higher commodity costs which together increased cost of sales by approximately 8.0%, each contributing about half of the increase. Increases in other supply chain costs were essentially offset by productivity improvements. Business realignment and impairment charges of $45.1 million were included in cost of sales in 2011, compared with $13.7 million in the prior year, contributing approximately 1.0% of the cost of sales increase.

Gross margin decreased by 1.0 percentage point in 2011 compared with 2010. Higher commodity and other supply chain costs reduced gross margin by about 3.2 percentage points, substantially offset by productivity improvements and price realization of approximately 2.8 percentage points. Supply chain productivity and net price realization each contributed approximately half of this gross margin improvement. The impact of higher business realignment and impairment charges recorded in 2011 compared with 2010 reduced gross margin by 0.6 percentage points.

Selling, Marketing and Administrative

2012 compared with 2011

Selling, marketing and administrative expenses increased $226.0 million or 15.3% in 2012. The increase was primarily a result of increased advertising, marketing research and consumer promotion expenses, higher employee-related expenses, increased incentive compensation costs and expenses associated with the Brookside acquisition. In addition, selling, marketing and administrative costs were reduced in 2011 by a $17.0 million gain on the sale of non-core trademark licensing rights. Advertising expense increased approximately 15.9% compared with 2011. Business realignment charges of $2.5 million were included in selling, marketing and administrative expenses in 2012 compared with $5.0 million in 2011.

2011 compared with 2010

Selling, marketing and administrative expenses increased $51.3 million or 3.6% in 2011. The increase was primarily a result of higher marketing and employee-related expenses, offset somewhat by the $17.0 million gain on the sale of non-core trademark licensing rights as well as lower costs related to the consideration of potential acquisitions and divestitures in 2011. Advertising expense increased approximately 5.9% compared with 2010. Selling and administrative expenses increased approximately 6.6%, reflecting investments in enhancing and executing our global go-to-market strategies, including increases in selling, marketing and certain administrative staff levels. Business realignment charges of $5.0 million were included in selling, marketing and administrative expenses in 2011 compared with $1.5 million in 2010.

Business Realignment and Impairment Charges

In June 2010, we announced Project Next Century (the "Next Century program") as part of our ongoing efforts to create an advantaged supply chain and competitive cost structure. As part of the program, production was to transition from the Company's century-old facility at 19 East Chocolate Avenue in Hershey, Pennsylvania, to an expanded West Hershey facility, which was built in 1992. Production from the 19 East Chocolate Avenue plant, as well as a portion of the workforce, was fully transitioned to the West Hershey facility during 2012.

We estimate that the Next Century program will incur pre-tax charges and non-recurring project implementation costs of $190 million to $200 million. This estimate includes $170 million to $180 million in pre-tax business realignment and impairment charges and approximately $20 million in project implementation and start-up costs, in addition to pension settlement losses of $15.8 million which were recorded in 2012. As of December 31, 2012, total costs of $173.6 million have been recorded over the last three years for the Next Century program. Total costs of $76.3 million were recorded during 2012. Total costs of $43.4 million were recorded in 2011 and total costs of $53.9 million were recorded in 2010.

In September 2011, we entered into a sale and leasing agreement for the 19 East Chocolate Avenue manufacturing facility with Chocolate Realty DST, a Delaware Statutory Trust. Chocolate Realty DST is not affiliated with the Milton Hershey School Trust. We are leasing a portion of the building for administrative office space under the agreement. As a result of our continuing involvement and use of the property, we are deemed to be the owner of the property for accounting purposes. We received net proceeds of $47.6 million and recorded a lease financing obligation of $50.0 million under the leasing agreement in 2011. The initial term of the agreement expires in 2041.

In December 2012, the Board of Directors of Tri-US, Inc. decided to immediately cease operations and dissolve the company as a result of operational difficulties, quality issues and competitive constraints. In December 2012, the Company recorded non-cash asset impairment charges of approximately $7.5 million, primarily associated with the write off of goodwill and other intangible assets, including a reduction to reflect the share of the charges associated with the noncontrolling interests.

During the second quarter of 2010 we completed an impairment evaluation of goodwill and other intangible assets associated with Godrej Hershey Ltd. Based on this evaluation, we recorded a non-cash goodwill impairment charge of $44.7 million, including a reduction to reflect the share of the charge associated with the noncontrolling interests.

During 2009, we completed our comprehensive, three-year supply chain transformation program (the "global supply chain transformation program").

Charges (credits) associated with business realignment initiatives and impairment recorded during 2012, 2011 and 2010 were as follows:

For the years ended December 31,	2012	2011	2010
In thousands of dollars			
Cost of sales			
Next Century program	**$ 36,383**	$ 39,280	$ 13,644
Global supply chain transformation program	**—**	5,816	—
Total cost of sales	**36,383**	45,096	13,644
Selling, marketing and administrative - Next Century program	**2,446**	4,961	1,493
Business realignment and impairment charges, net			
Next Century program:			
Pension settlement loss	**15,787**	—	—
Plant closure expenses and fixed asset impairment	**20,780**	8,620	5,516
Employee separation costs (credits)	**914**	(9,506)	33,225
Tri-US, Inc. asset impairment charges	**7,457**	—	—
Godrej Hershey Ltd. goodwill impairment	**—**	—	44,692
Total business realignment and impairment charges (credits), net	**44,938**	(886)	83,433
Total net charges associated with business realignment initiatives and impairment	**$ 83,767**	$ 49,171	$ 98,570

Next Century Program

The charge of $36.4 million recorded in cost of sales during 2012 related primarily to start-up costs and accelerated depreciation of fixed assets over a reduced estimated remaining useful life associated with the Next Century program. A charge of $2.4 million was recorded in selling, marketing and administrative expenses during 2012 for project administration related to the Next Century program. The level of lump sum withdrawals during 2012 from one of the Company's pension plans by employees retiring or leaving the Company, primarily under the Next Century program, resulted in a non-cash pension settlement loss of $15.8 million. Expenses of $20.8 million were recorded in 2012 primarily related to costs associated with the closure of a manufacturing facility and the relocation of production lines.

The charge of $39.3 million recorded in cost of sales during 2011 related primarily to accelerated depreciation of fixed assets over a reduced estimated remaining useful life associated with the Next Century program. A charge of $5.0 million was recorded in selling, marketing and administrative expenses during 2011 for project administration related to the Next Century program. Plant closure expenses of $8.6 million were recorded in 2011 primarily related to costs associated with the relocation of production lines. Employee separation costs were reduced by $9.5 million during 2011, which consisted of an $11.2 million credit reflecting lower expected costs related to voluntary and involuntary terminations at the two manufacturing facilities and a net benefits curtailment loss of $1.7 million also related to the employee terminations.

The charge of $13.6 million recorded in cost of sales during 2010 related primarily to accelerated depreciation of fixed assets over a reduced estimated remaining useful life associated with the Next Century program. A charge of $1.5 million was recorded in selling, marketing and administrative expenses during 2010 for project administration. Fixed asset impairment charges of $5.5 million were recorded during 2010. In determining the costs related to fixed asset impairments, fair value was estimated based on the expected sales proceeds. Employee separation costs of $33.2 million during 2010 were related to expected voluntary and involuntary terminations at the two manufacturing facilities.

Global Supply Chain Transformation Program

The charge of $5.8 million recorded in 2011 was due to a decline in the estimated net realizable value of two properties being held for sale.

Tri-US, Inc. Impairment Charges

In February 2011, we acquired a 49% interest in Tri-US, Inc. of Boulder, Colorado, a company that manufactures, markets and sells nutritional beverages under the "*mix1*" brand name. We invested $5.8 million and accounted for this investment using the equity method until January 2012. In January 2012, we made an additional investment of $6.0 million in Tri-US, Inc., resulting in a controlling ownership interest of approximately 69%. In December 2012, the Board of Directors of Tri-US, Inc. decided to immediately cease operations and dissolve the company as a result of operational difficulties, quality issues and competitive constraints. It was determined that investments necessary to continue the business would not generate a sufficient return. Accordingly, in December 2012, the Company recorded non-cash asset impairment charges of approximately $7.5 million, primarily associated with the write off of goodwill and other intangible assets. These charges excluded the portion of the losses attributable to the non-controlling interests.

Godrej Hershey Ltd. Goodwill Impairment

As a result of operating performance that was below expectations, we completed an impairment evaluation of goodwill and other intangible assets of Godrej Hershey Ltd. during the second quarter of 2010. As a result of reduced expectations for future cash flows from lower than expected profitability, we determined that the carrying amount of Godrej Hershey Ltd. exceeded its fair value. As a result, we recorded a non-cash goodwill impairment charge of $44.7 million to reduce the carrying value of Godrej Hershey Ltd. to its fair value, including a reduction to reflect the share of the charge associated with the noncontrolling interests. There was no tax benefit associated with this charge. For more information on our accounting policies for goodwill and other intangible assets see pages 44 and 45.

Liabilities Associated with Business Realignment Initiatives

As of December 31, 2012, the liability balance relating to the Next Century program was $7.6 million primarily for estimated employee separation costs which were recorded in 2011 and 2010. We made payments against the liabilities recorded for the Next Century program of $12.8 million in 2012 and $2.2 million in 2011 related to employee separation and project administration costs and the remainder will be paid in 2013.

Income Before Interest and Income Taxes and EBIT Margin

2012 compared with 2011

EBIT increased in 2012 compared with 2011 as a result of higher gross profit, substantially offset by higher selling, marketing and administrative expenses, and business realignment and impairment charges. Pre-tax net business realignment and impairment charges of $83.8 million were recorded in 2012 compared with $49.2 million recorded in 2011.

EBIT margin decreased from 17.4% in 2011 to 16.7% in 2012 primarily as a result of higher selling, marketing and administrative expenses as a percentage of sales and the impact of higher business realignment and impairment costs which more than offset the increase in gross margin. EBIT margin in 2012 was reduced by 0.3 percentage points compared with 2011 as a result of the gain on the sale of trademark licensing rights recorded in 2011. The net impact of business realignment, impairment and acquisition charges recorded in 2012 reduced EBIT margin by 1.3 percentage points. Net business realignment and impairment charges recorded in 2011 reduced EBIT margin by 0.8 percentage points.

2011 compared with 2010

EBIT increased in 2011 compared with 2010 as a result of higher gross profit and lower business realignment and impairment charges. Higher selling, marketing and administrative expenses were offset somewhat by the pre-tax gain of $17.0 million on the sale of trademark licensing rights. Pre-tax net business realignment and impairment charges of $49.2 million were recorded in 2011 compared with $98.6 million recorded in 2010.

EBIT margin increased from 16.0% in 2010 to 17.4% in 2011 primarily as a result of the impact of lower business realignment and impairment charges and lower selling, marketing and administrative expenses as a percentage of sales. The gain on the sale of trademark licensing rights increased EBIT margin by 0.3 percentage points in 2011. The net impact of business realignment and impairment charges recorded in 2011 reduced EBIT margin by 0.8 percentage points. Net business realignment and impairment charges recorded in 2010 reduced EBIT margin by 1.7 percentage points.

Interest Expense, Net

2012 compared with 2011

Net interest expense in 2012 was higher than in 2011 primarily as a result of higher short-term borrowings and a decrease in capitalized interest, partially offset by lower interest expense on long-term debt.

2011 compared with 2010

Net interest expense in 2011 was lower than in 2010 as a result of increased capitalized interest and a reduction of

$5.9 million associated with the tender offer and repurchase of $57.5 million of 6.95% Notes recorded in December 2010. These reductions were partially offset by increased interest expense resulting from higher average outstanding short-term debt.

Income Taxes and Effective Tax Rate

2012 compared with 2011

Our effective income tax rate was 34.9% for 2012 compared with 34.7% for 2011. The effective income tax rate was slightly higher in 2012 primarily reflecting the impact of tax rates associated with business realignment and impairment charges recorded in 2012 compared with 2011 and the mix of the Company's income among various tax jurisdictions.

2011 compared with 2010

Our effective income tax rate was 34.7% for 2011 compared with 37.0% for 2010. The effective income tax rate was reduced by 0.1 percentage points in 2011 as a result of the effective tax rates associated with the gain on the sale of trademark licensing rights and business realignment and impairment charges. In 2010, the effective income tax rate was increased by 1.8 percentage points as a result of the tax rates associated with business realignment and impairment charges recorded during the period. Excluding the impact of tax rates associated with the gain on sale of the trademark licensing rights and business realignment and impairment charges, our effective tax rate decreased in 2011 as a result of discrete tax benefits recognized in 2011.

Net Income and Net Income Per Share

2012 compared with 2011

Earnings per share-diluted increased $0.15, or 5.5% in 2012 compared with 2011. Net income in 2012 was reduced by $57.2 million, or $0.25 per share-diluted, as a result of net business realignment and impairment charges. Net income was reduced by $9.2 million, or $0.04 per share-diluted, in 2012 as a result of closing and integration costs for the Brookside acquisition and by $12.7 million or $0.06 per share-diluted related to non-service-related pension expenses in 2012. In 2011, net income was increased by $11.1 million, or $0.05 per share-diluted, as a result of the gain on sale of trademark licensing rights and reduced by $30.9 million, or $0.13 per share-diluted, as a result of net business realignment and impairment charges. Non-service-related pension expenses reduced net income by $2.0 million, or $0.01 per share-diluted in 2011. Excluding the impact of business realignment and impairment charges and non-service-related pension expenses from both periods, the acquisition closing and integration costs in 2012 and the gain on the sale of trademark licensing rights in 2011, adjusted earnings per share-diluted increased $0.41 per share, or 14.5% in 2012 compared with 2011.

2011 compared with 2010

Earnings per share-diluted increased $0.53, or 24.0% in 2011 compared with 2010. Net income in 2011 was increased by $11.1 million, or $0.05 per share-diluted, as a result of the gain on sale of trademark licensing rights and was reduced by $30.9 million, or $0.13 per share-diluted, as a result of net business realignment and impairment charges. In 2010, net income was reduced by $77.9 million or $0.34 per share-diluted as a result of business realignment and impairment charges. Net income was reduced by $2.0 million, or $0.01 per share-diluted, in 2011 and by $3.8 million, or $0.02 per share-diluted, in 2010 as a result of non-service-related pension expenses. Excluding the gain on the sale of trademark licensing rights and the impact of business realignment and impairment charges and non-service-related pension expenses, adjusted earnings per share-diluted increased $0.26 per share, or 10.1% in 2011 compared with 2010.

FINANCIAL CONDITION

Our financial condition remained strong during 2012 reflecting strong cash flow from operations.

Business Acquisitions

Acquisitions of businesses are accounted for as purchases and, accordingly, their results of operations have been included in the consolidated financial statements since the respective dates of the acquisitions. The purchase price for each of the acquisitions is allocated to the assets acquired and liabilities assumed.

In January 2012, we acquired all of the outstanding stock of Brookside Foods Ltd. ("Brookside"), a privately held confectionery company based in Abbottsford, British Columbia, Canada. As part of this transaction, we acquired two production facilities located in British Columbia and Quebec. The Brookside product line is primarily sold in the U.S. and Canada in a take home re-sealable pack type. At the time of the acquisition, annual net sales of the business were approximately $90 million. The business complements our position in North America and we are making investments in manufacturing capabilities and conducting market research that will enable future growth.

Our financial statements reflect the final accounting for the Brookside acquisition. The purchase price for the acquisition was approximately $172.9 million. The purchase price allocation of the Brookside acquisition is as follows:

In thousands of dollars	Purchase Price Allocation	Estimated Useful Life in Years
Goodwill	$ 67,974	Indefinite
Trademarks	60,253	25
Other intangibles[(1)]	51,057	6 to 17
Other assets, net of liabilities assumed of $18.7 million	21,673	
Non-current deferred tax liabilities	(28,101)	
Purchase Price	$ 172,856	

(1) Includes customer relationships, patents and covenants not to compete.

The excess purchase price over the estimated value of the net tangible and identifiable intangible assets was recorded to goodwill. The goodwill is not expected to be deductible for tax purposes.

In February 2011, we acquired a 49% interest in Tri-US, Inc. of Boulder, Colorado, a company that manufactures, markets and sells nutritional beverages under the "*mix1*" brand name. We invested $5.8 million and accounted for this investment using the equity method until January 2012. In January 2012, we made an additional investment of $6.0 million in Tri-US, Inc., resulting in a controlling ownership interest of approximately 69%. In December 2012, the Board of Directors of Tri-US, Inc. decided to immediately cease operations and dissolve the company as a result of operational difficulties, quality issues and competitive constraints. It was determined that investments necessary to continue the business would not generate a sufficient return. Accordingly, in December 2012, the Company recorded non-cash impairment charges of approximately $7.5 million, primarily associated with the write off of goodwill and other intangible assets. These charges excluded the portion attributable to the noncontrolling interests in Tri-US, Inc.

We included results subsequent to the acquisition dates in the consolidated financial statements. If we had included the results of the acquisitions in the consolidated financial statements for each of the periods presented, the effect would not have been material.

Assets

A summary of our assets is as follows:

December 31,	2012	2011
In thousands of dollars		
Current assets	**$ 2,113,485**	$ 2,046,558
Property, plant and equipment, net	**1,674,071**	1,559,717
Goodwill and other intangibles	**802,716**	628,658
Deferred income taxes	**12,448**	33,439
Other assets	**152,119**	138,722
Total assets	**$ 4,754,839**	$ 4,407,094

- The change in current assets from 2011 to 2012 was primarily due to the following:
  - Higher cash and cash equivalents in 2012 reflecting strong cash flow from operations and short-term borrowings which exceeded our cash requirements for the year;
  - An increase in accounts receivable reflecting higher sales in December 2012 compared with December 2011, in addition to incremental accounts receivable associated with the Brookside acquisition;

- Raw materials and finished goods inventories were higher due to increased costs and the Brookside acquisition in 2012, however, these increases were partially offset by a decline in raw material inventories associated with manufacturing requirements and lower finished goods inventories which were higher at the end of 2011 in anticipation of the transition of production to our West Hershey manufacturing facility in 2012. In addition, the impact of inventory cost increases in 2012 was offset by adjustments associated with inventories valued under the last-in, first-out method, resulting in lower total inventories as of December 31, 2012; and
- A decrease in deferred income taxes principally related to the effect of hedging transactions.

- Property, plant and equipment was higher in 2012, reflecting capital additions of $258.7 million, partly offset by depreciation expense of $174.8 million. Depreciation expense included accelerated depreciation of fixed assets of $15.3 million at a manufacturing facility that was closed during 2012, as well as certain asset retirements resulting primarily from the Next Century program.
- Goodwill and other intangibles increased primarily due to the Brookside acquisition.
- Other assets increased primarily due to the loan to our affiliate in China to finance the expansion of manufacturing capacity.

Liabilities

A summary of our liabilities is as follows:

December 31,	2012	2011
In thousands of dollars		
Current liabilities	**$ 1,471,110**	$ 1,173,775
Long-term debt	**1,530,967**	1,748,500
Other long-term liabilities	**668,732**	603,876
Deferred income taxes	**35,657**	—
Total liabilities	**$ 3,706,466**	$ 3,526,151

- Changes in current liabilities from 2011 to 2012 were primarily the result of the following:
  - Higher accounts payable reflecting the timing of payments associated with inventory deliveries to support manufacturing requirements and an increase in amounts payable for marketing programs, partially offset by lower amounts payable for capital expenditures;
  - Higher accrued liabilities related to promotions, incentive compensation and interest rate swap agreements, partially offset by lower liabilities associated with the Next Century program and employee benefits;
  - An increase in short-term debt primarily associated with the financing of the Brookside acquisition in January 2012, along with higher short-term borrowings for certain international businesses, partially offset by the repayment of short-term debt of Godrej Hershey Ltd. after we acquired the remaining 49% interest in September 2012; and
  - An increase in the current portion of long-term debt reflecting the reclassification of $250 million of 5.0% Notes due in 2013 from long-term debt, partially offset by the repayment of 6.95% Notes in 2012.
- A decrease in long-term debt reflecting the reclassification of $250 million of 5.0% Notes due in November 2013, partially offset by obligations under an agreement with the Ferrero Group ("Ferrero"), an international packaged goods company, for the construction of a warehouse and distribution facility.
- An increase in other long-term liabilities reflecting the change in the funded status of our pension plans as of December 31, 2012.
- Deferred income tax liabilities as of December 31, 2012, resulting from temporary differences related to certain intangible assets associated with the Brookside acquisition.

Capital Structure

We have two classes of stock outstanding, Common Stock and Class B Stock. Holders of the Common Stock and the Class B Stock generally vote together without regard to class on matters submitted to stockholders, including the election of directors. Holders of the Common Stock have one vote per share. Holders of the Class B Stock have 10 votes per share. Holders of the Common Stock, voting separately as a class, are entitled to elect one-sixth of our Board of Directors. With respect to dividend rights, holders of the Common Stock are entitled to cash dividends 10% higher than those declared and paid on the Class B Stock.

Hershey Trust Company, as trustee for the benefit of Milton Hershey School maintains voting control over The Hershey Company. In this section, we refer to Hershey Trust Company, in its capacity as trustee for the benefit of Milton Hershey School, as the "Milton Hershey School Trust" or the "Trust." In addition, the Milton Hershey School Trust currently has three representatives who are members of the Board of Directors of the Company, one of whom is the Chairman of the Board. These representatives, from time to time in performing their responsibilities on the Company's Board, may exercise influence with regard to the ongoing business decisions of our Board of Directors or management. The Trust has indicated that, in its role as controlling stockholder of the Company, it intends to retain its controlling interest in The Hershey Company and the Company Board, and not the Trust Board, is solely responsible and accountable for the Company's management and performance.

As previously reported, Pennsylvania enacted legislation that requires that the Office of Attorney General be provided advance notice of any transaction that would result in the Milton Hershey School Trust no longer having voting control of the Company. The law provides specific statutory authority for the Attorney General to intercede and petition the Court having jurisdiction over the Milton Hershey School Trust to stop such a transaction if the Attorney General can prove that the transaction is unnecessary for the future economic viability of the Company and is inconsistent with investment and management considerations under fiduciary obligations. This legislation could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock and thereby delay or prevent a change in control of the Company.

Noncontrolling Interests in Subsidiaries

In May 2007, we entered into an agreement with Godrej Beverages and Foods, Ltd., a consumer goods, confectionery and food company, to manufacture and distribute confectionery products, snacks and beverages across India. Under the agreement, we owned a 51% controlling interest in Godrej Hershey Ltd. In June 2010, the Company and the noncontrolling interests executed a rights agreement with Godrej Hershey Ltd. in the form of unsecured compulsorily and fully convertible debentures. The Company contributed cash of approximately $11.1 million and the noncontrolling interests contributed $9.3 million associated with the rights agreement. The ownership interest percentages in Godrej Hershey Ltd. did not change significantly as a result of these contributions. The noncontrolling interests in Godrej Hershey Ltd. were included in the equity section of the Consolidated Balance Sheets. In September 2012, we acquired the remaining 49% interest in Godrej Hershey Ltd. for approximately $15.8 million. Since the Company had a controlling interest in Godrej Hershey Ltd., the difference between the amount paid and the carrying amount of the noncontrolling interest of $10.3 million was recorded as a reduction to additional paid-in capital and the noncontrolling interest in Godrej Hershey Ltd. was eliminated as of September 30, 2012.

We own a 51% controlling interest in Hershey do Brasil under a cooperative agreement with Pandurata Netherlands B.V. ("Bauducco"), a leading manufacturer of baked goods in Brazil whose primary brand is Bauducco. During 2012, the Company contributed cash of approximately $3.1 million to Hershey do Brasil and Bauducco contributed approximately $2.9 million. During 2012, we also loaned $7.0 million to Hershey do Brasil to finance manufacturing capacity expansion. In September 2010, the Company contributed cash of approximately $1.0 million to Hershey do Brasil and Bauducco contributed approximately $0.9 million. The noncontrolling interest in Hershey do Brasil is included in the equity section of the Consolidated Balance Sheets.

The decrease in noncontrolling interests in subsidiaries from $23.6 million as of December 31, 2011 to $11.6 million as of December 31, 2012 reflected the impact of the acquisition of the remaining 49% interest in Godrej Hershey Ltd. in September 2012 and the noncontrolling interests' share of losses of these entities, as well as the impact of currency translation adjustments. These decreases were partially offset by the impact of the cash contributed by Bauducco. The share of losses pertaining to the noncontrolling interests in subsidiaries was $9.6 million for the year ended December 31, 2012, $7.4 million for the year ended December 31, 2011 and $8.2 million for the year ended December 31, 2010. This was reflected in selling, marketing and administrative expenses.

LIQUIDITY AND CAPITAL RESOURCES

Our principal source of liquidity is operating cash flows. Our net income and, consequently, our cash provided from operations are impacted by: sales volume, seasonal sales patterns, timing of new product introductions, profit margins and price changes. Sales are typically higher during the third and fourth quarters of the year due to seasonal and holiday-related sales patterns. Generally, working capital needs peak during the summer months. We meet these needs primarily by utilizing cash on hand or by issuing commercial paper.

Cash Flows from Operating Activities

Our cash flows provided from (used by) operating activities were as follows:

For the years ended December 31,	2012	2011	2010
In thousands of dollars			
Net income	**$ 660,931**	$ 628,962	$ 509,799
Depreciation and amortization	**210,037**	215,763	197,116
Stock-based compensation and excess tax benefits	**16,606**	29,471	48,083
Deferred income taxes	**13,785**	33,611	(18,654)
Gain on sale of trademark licensing rights, net of tax	—	(11,072)	—
Non-cash business realignment and impairment charges	**38,144**	34,660	62,104
Contributions to pension and other benefit plans	**(44,208)**	(31,671)	(27,723)
Working capital	**(2,133)**	(116,909)	96,853
Changes in other assets and liabilities	**201,665**	(194,948)	33,845
Net cash provided from operating activities	**$ 1,094,827**	$ 587,867	$ 901,423

- Over the past three years, total cash provided from operating activities was approximately $2.6 billion.
- Depreciation and amortization expenses decreased in 2012, as compared with 2011, principally as the result of lower accelerated depreciation charges related to the Next Century program somewhat offset by higher depreciation and amortization charges related to the Brookside acquisition. Depreciation and amortization expenses increased in 2011, in comparison with 2010, primarily due to higher accelerated depreciation charges related to the Next Century program. Accelerated depreciation recorded in 2012 was approximately $15.3 million compared with approximately $33.0 million recorded in 2011 and $12.4 million recorded in 2010. Depreciation and amortization expenses represent non-cash items that impacted net income and are reflected in the consolidated statements of cash flows to reconcile cash flows from operating activities.
- The deferred income tax provision was lower in 2012 than in 2011 primarily as a result of the lower tax impact associated with bonus depreciation resulting from reduced capital expenditures in 2012 for the Next Century program. The deferred tax provision in 2011 primarily reflected the tax impact associated with bonus depreciation related to capital expenditures and other charges recorded in 2011 for the Next Century program. The deferred income tax benefit in 2010 primarily resulted from the tax impact of deferred taxes associated with charges recorded in 2010 for the Next Century program. Deferred income taxes represent non-cash items that impacted net income and are reflected in the consolidated statements of cash flows to reconcile cash flows from operating activities.
- During the third quarter of 2011, we recorded an $11.1 million gain, net of tax, on the sale of certain non-core trademark licensing rights.
- We contributed $103.6 million to our pension and other benefit plans over the past three years primarily to pay benefits under the non-funded pension plans and our other benefit plans.

- Over the three-year period, cash provided from working capital tended to fluctuate due to the timing of sales and cash collections during December of each year and working capital management practices, including initiatives implemented to reduce working capital. The increase in cash used by accounts receivable in 2012 was associated with higher sales in December 2012 compared with December 2011. Cash provided from changes in inventories in 2012 resulted from lower inventory levels which were higher at the end of 2011 in anticipation of the transition of production under the Next Century program. The increase in cash provided from changes in accounts payable in 2012 were associated with the timing of payments for inventory deliveries and marketing programs. Changes in cash used by inventories in 2011 was primarily associated with increases in inventory levels in anticipation of the transition of production under the Next Century program, along with higher inventories to support seasonal sales. Changes in cash provided by accounts payable in 2010 principally related to the timing of inventory deliveries to meet manufacturing requirements and, in 2010, also reflected increases in accounts payable associated with the timing of expenditures for advertising.
- During the three-year period, cash provided from or used by changes in other assets and liabilities reflected the effect of hedging transactions and the impact of business realignment initiatives, along with the related tax effects. Cash provided from changes in other assets and liabilities in 2012 compared with cash used by changes in other assets and liabilities in 2011 primarily reflected the effect of hedging transactions of $304.2 million, the effect of changes in deferred and accrued income taxes of $44.1 million and business realignment initiatives of $46.8 million. Cash used by changes in other assets and liabilities in 2011 compared with cash provided by changes in other assets and liabilities in 2010 was primarily associated with the effect of hedging transactions of $158.5 million and the effect of changes in deferred and accrued income taxes of $35.4 million and business realignment initiatives of $26.7 million, partially offset by an increase in cash provided by the timing of payments associated with selling and marketing programs of $23.2 million.
- Taxable income and related tax payments in 2012 and 2011 were reduced primarily by bonus depreciation tax deductions driven by capital expenditures associated with the Next Century program. This was offset somewhat by increases in income taxes paid associated with higher net income.

Cash Flows from Investing Activities

Our cash flows provided from (used by) investing activities were as follows:

For the years ended December 31,	2012	2011	2010
In thousands of dollars			
Capital additions	**$ (258,727)**	$ (323,961)	$ (179,538)
Capitalized software additions	**(19,239)**	(23,606)	(21,949)
Proceeds from sales of property, plant and equipment	**453**	312	2,201
Proceeds from sale of trademark licensing rights	—	20,000	—
Loan to affiliate	**(23,000)**	(7,000)	—
Business acquisitions	**(172,856)**	(5,750)	—
Net cash used by investing activities	**$ (473,369)**	$ (340,005)	$ (199,286)

- Capital additions associated with our Next Century program in 2012 were $74.7 million, in 2011 were $179.4 million and in 2010 were $34.0 million. Other capital additions were primarily related to modernization of existing facilities and purchases of manufacturing equipment for new products.
- Capitalized software additions were primarily for ongoing enhancement of our information systems.
- We anticipate total capital expenditures, including capitalized software, of approximately $300 million in 2013.
- The loans to affiliate in 2012 and 2011 were associated with financing the expansion of capacity under our manufacturing agreement in China with Lotte Confectionery Company LTD.
- In January 2012, the Company acquired Brookside for approximately $172.9 million.

Cash Flows from Financing Activities

Our cash flows provided from (used by) financing activities were as follows:

For the years ended December 31, In thousands of dollars	2012	2011	2010
Net change in short-term borrowings	**$ 77,698**	$ 10,834	$ 1,156
Long-term borrowings	**4,025**	249,126	348,208
Repayment of long-term debt	**(99,381)**	(256,189)	(71,548)
Proceeds from lease financing agreement	**—**	47,601	—
Cash dividends paid	**(341,206)**	(304,083)	(283,434)
Exercise of stock options and excess tax benefits	**295,473**	198,408	93,418
Net (payments to) contributions from noncontrolling interests	**(12,851)**	—	10,199
Repurchase of Common Stock	**(510,630)**	(384,515)	(169,099)
Net cash used by financing activities	**$ (586,872)**	$ (438,818)	$ (71,100)

- In addition to utilizing cash on hand, we use short-term borrowings (commercial paper and bank borrowings) to fund seasonal working capital requirements and ongoing business needs. The increase in short-term borrowings in 2012 was primarily associated with the Brookside acquisition and our international businesses, partially offset by repayments of Godrej Hershey debt. Additional information on short-term borrowings is included under Borrowing Arrangements below.
- In November 2011, we issued $250 million of 1.5% Notes due in 2016 and in December 2010, we issued $350 million of 4.125% Notes due in 2020. The long-term borrowings in 2011 and 2010 were issued under a shelf registration statement on Form S-3 filed in May 2009 described under Registration Statements below.
- In August 2012, we repaid $92.5 million of 6.95% Notes due in 2012. Additionally, in September 2011 we repaid $250.0 million of 5.3% Notes due in 2011.
- In December 2010, we paid $63.4 million to repurchase $57.5 million of our 6.95% Notes due in 2012 as part of a cash tender offer. As a result of the repurchase, we recorded interest expense of $5.9 million, which reflected the premium paid on the tender offer. We used a portion of the proceeds from the $350 million of 4.125% Notes issued in December 2010 to fund the repurchase.
- In September 2011, we entered into a sale and leasing agreement for the 19 East Chocolate Avenue manufacturing facility. Based on the leasing agreement, we are deemed to be the owner of the property for accounting purposes. We received net proceeds of $47.6 million and recorded a lease financing obligation of $50.0 million under the leasing agreement.
- In May 2007, we entered into an agreement with Godrej Beverages and Foods, Ltd., a consumer goods, confectionery and food company, to manufacture and distribute confectionery products, snacks and beverages across India. Under the agreement, we owned a 51% controlling interest in Godrej Hershey Ltd. In September 2012, we acquired the remaining 49% interest in Godrej Hershey Ltd. for approximately $15.8 million. Payments to noncontrolling interests associated with Godrej Hershey Ltd. were partially offset by equity contributions of $2.9 million by the noncontrolling interests in Hershey do Brasil, in addition to the contribution from the noncontrolling interests in Hershey do Brasil received in 2010.
- We paid cash dividends of $255.6 million on our Common Stock and $85.6 million on our Class B Stock in 2012.
- Cash used for the repurchase of Common Stock was partially offset by cash received from the exercise of stock options and the impact of excess tax benefits from stock-based compensation.

Repurchases and Issuances of Common Stock

For the years ended December 31,	2012		2011		2010	
In thousands	Shares	Dollars	Shares	Dollars	Shares	Dollars
Shares repurchased under authorized programs:						
Open market repurchases	**2,054**	**$ 124,931**	1,903	$ 100,015	—	$ —
Shares repurchased to replace reissued shares	**5,599**	**385,699**	5,179	284,500	3,932	169,099
Total share repurchases	**7,653**	**510,630**	7,082	384,515	3,932	169,099
Shares issued for stock-based compensation programs	**(6,233)**	**(210,924)**	(5,258)	(177,654)	(2,964)	(96,627)
Net change	**1,420**	**$ 299,706**	1,824	$ 206,861	968	$ 72,472

- We intend to repurchase shares of Common Stock in order to replace Treasury Stock shares issued for exercised stock options and other stock-based compensation. The value of shares purchased in a given period will vary based on stock options exercised over time and market conditions.
- In April 2011, our Board of Directors approved a new $250 million authorization to repurchase shares of our Common Stock. As of December 31, 2012, $125.1 million remained available for repurchases of our Common Stock.

Cumulative Share Repurchases and Issuances

A summary of cumulative share repurchases and issuances is as follows:

	Shares	Dollars
	In thousands	
Shares repurchased under authorized programs:		
Open market repurchases	61,393	$ 2,209,377
Repurchases from the Milton Hershey School Trust	11,918	245,550
Shares retired	(1,056)	(12,820)
Total repurchases under authorized programs	72,255	2,442,107
Privately negotiated purchases from the Milton Hershey School Trust	67,282	1,501,373
Shares repurchased to replace reissued shares	41,339	1,902,552
Shares issued for stock-based compensation programs and employee benefits	(44,760)	(1,287,364)
Total held as Treasury Stock as of December 31, 2012	136,116	$ 4,558,668

Borrowing Arrangements

We maintain debt levels we consider prudent based on our cash flow, interest coverage ratio and percentage of debt to capital. We use debt financing to lower our overall cost of capital which increases our return on stockholders' equity.

- In October 2011, we entered into a new five-year agreement establishing an unsecured revolving credit facility to borrow up to $1.1 billion, with an option to increase borrowings by an additional $400 million with the consent of the lenders. As of December 31, 2012, $1.1 billion was available to borrow under the agreement. The unsecured revolving credit agreement contains certain financial and other covenants, customary representations, warranties and events of default. As of December 31, 2012, we complied with all of these covenants. We may use these funds for general corporate purposes, including commercial paper backstop and business acquisitions.
- In addition to the revolving credit facility, we maintain lines of credit with domestic and international commercial banks. As of December 31, 2012, we could borrow up to approximately $176.7 million in various currencies under the lines of credit and as of December 31, 2011, we could borrow up to $76.9 million.

Registration Statements

- In May 2009, we filed a shelf registration statement on Form S-3 that registered an indeterminate amount of debt securities. This registration statement was effective immediately upon filing under Securities and Exchange Commission regulations governing "well-known seasoned issuers" (the "2009 WKSI Registration Statement").
- In November 2011, we issued $250 million of 1.50% Notes due November 1, 2016 and, in December 2010, we issued $350 million of 4.125% Notes due December 1, 2020. The Notes were issued under the 2009 WKSI Registration Statement.
- The 2009 WKSI Registration Statement expired in May 2012. Accordingly, in May 2012, we filed a new registration statement on Form S-3 to replace the 2009 WKSI Registration Statement. The registration statement filed in May 2012 registered an undeterminate amount of debt securities effective immediately.
- Proceeds from the debt issuances and any other offerings under the registration statement filed in 2012 may be used for general corporate requirements. These may include reducing existing borrowings; financing capital additions; and funding contributions to our pension plans, future business acquisitions and working capital requirements.

OFF-BALANCE SHEET ARRANGEMENTS, CONTRACTUAL OBLIGATIONS AND CONTINGENT LIABILITIES AND COMMITMENTS

As of December 31, 2012, our contractual cash obligations by year were as follows:

	Payments Due by Year In thousands of dollars						
Contractual Obligations	**2013**	**2014**	**2015**	**2016**	**2017**	**Thereafter**	**Total**
Unconditional Purchase Obligations	$1,216,200	$ 497,600	$ 298,700	$ 155,500	$ —	$ —	$2,168,000
Lease Obligations	13,688	11,782	10,904	9,881	8,005	5,544	59,804
Minimum Pension Plan Funding Obligations	2,780	5,280	5,650	5,750	9,652	48,335	77,447
Long-term Debt	257,734	854	250,854	500,708	422	778,129	1,788,701
Total Obligations	$1,490,402	$ 515,516	$ 566,108	$ 671,839	$ 18,079	$ 832,008	$4,093,952

In entering into contractual obligations, we have assumed the risk that might arise from the possible inability of counterparties to meet the terms of their contracts. We mitigate this risk by performing financial assessments prior to contract execution, conducting periodic evaluations of counterparty performance and maintaining a diverse portfolio of qualified counterparties. As of December 31, 2012, we did not have any material obligations with European financial institutions. Our risk is limited to replacing the contracts at prevailing market rates. We do not expect any significant losses resulting from counterparty defaults.

Purchase Obligations

We enter into certain obligations for the purchase of raw materials. These obligations were primarily in the form of forward contracts for the purchase of raw materials from third-party brokers and dealers. These contracts minimize the effect of future price fluctuations by fixing the price of part or all of these purchase obligations. Total obligations for each year presented above consisted of fixed price contracts for the purchase of commodities and unpriced contracts that were valued using market prices as of December 31, 2012.

The cost of commodities associated with the unpriced contracts is variable as market prices change over future periods. We mitigate the variability of these costs to the extent we have entered into commodities futures contracts or other commodity derivative instruments to hedge our costs for those periods. Increases or decreases in market prices are offset by gains or losses on commodities futures contracts or other commodity derivative instruments. This applies to the extent that we have hedged the unpriced contracts as of December 31, 2012 and in future periods by entering into commodities futures contracts. Taking delivery of and making payments for the specific commodities for use in the manufacture of finished goods satisfies our obligations under the forward purchase contracts. For each of the three years in the period ended December 31, 2012, we satisfied these obligations by taking delivery of and making payment for the specific commodities.

Lease Obligations

Lease obligations include the minimum rental commitments under non-cancelable operating leases primarily for offices, retail stores, warehouse and distribution facilities, and certain equipment.

Minimum Pension Plan Funding Obligations

Our policy is to fund domestic pension liabilities in accordance with the minimum and maximum limits imposed by the Employee Retirement Income Security Act of 1974 ("ERISA") and federal income tax laws. Effective January 1, 2008, we complied with the funding requirements of the Pension Protection Act of 2006. We fund non-domestic pension liabilities in accordance with laws and regulations applicable to those plans. Minimum pension plan funding obligations include our current assumptions and estimates of the minimum required contributions to our defined benefit pension plans through 2018. For more information, see *Note 14, Pension and Other Post-Retirement Benefit Plans.*

Long-term Debt

Long-term debt primarily includes obligations associated with the issuance of long-term debt instruments.

In February 2012, we entered into agreements with Ferrero, forming an alliance to mutually benefit from various warehousing, co-packing, transportation and procurement services in North America. The initial terms of the agreements are 10 years, with three renewal periods, each with a term of 10 years. The agreements include the construction of a warehouse and distribution facility in Brantford, Ontario, Canada for the mutual use of the Company and Ferrero. Ferrero is responsible for construction of the warehouse and we are responsible for development and implementation of related information systems. Over the term of the agreements, costs associated with the warehouse construction and the information systems will essentially be shared equally.

During 2012, Ferrero made payments of approximately $36.0 million and we made payments of approximately $5.1 million for construction of the facility. Because we were involved with the design of the facility and made payments during the construction period, the Company has been deemed to be the owner of the warehouse and distribution facility for accounting purposes. As a result, we recorded a total of $41.1 million in construction in progress as of December 31, 2012, including the payments made by Ferrero, the legal owner of the facility. A corresponding financing obligation of $36.0 million was recorded as of December 31, 2012, reflecting the amount paid by Ferrero. Of the total financing obligation, $6.2 million was recorded in the current portion of long-term debt reflecting our expected payments in 2013 and the remainder of $29.8 million was recorded in long-term debt.

Asset Retirement Obligations

We have a number of facilities that contain varying amounts of asbestos in certain locations within the facilities. Our asbestos management program is compliant with current applicable regulations. Current regulations require that we handle or dispose of asbestos in a special manner if such facilities undergo major renovations or are demolished. Costs associated with the removal of asbestos related to the closure of a manufacturing facility under the Next Century program were recorded in 2012 and included in business realignment and impairment charges. The costs associated with the removal of asbestos from the facility were not material. With regard to other facilities, we believe we do not have sufficient information to estimate the fair value of any asset retirement obligations related to these facilities. We cannot specify the settlement date or range of potential settlement dates and, therefore, sufficient information is not available to apply an expected present value technique.

We expect to maintain the facilities with repairs and maintenance activities that would not involve or require the removal of asbestos.

As of December 31, 2012, certain real estate associated with the closure of facilities under the global supply chain transformation program was being held for sale. Obligations related to the environmental remediation of this real estate have been reflected in our current estimates.

Income Tax Obligations

We base our deferred income taxes, accrued income taxes and provision for income taxes upon income, statutory tax rates, the legal structure of our Company and interpretation of tax laws. We are regularly audited by federal, state and foreign tax authorities. From time to time, these audits result in assessments of additional tax. We maintain reserves for such assessments. We adjust the reserves based upon changing facts and circumstances, such as receiving audit assessments or clearing of an item for which a reserve has been established. Assessments of additional tax require cash payments. We are not aware of any significant income tax assessments. The amount of tax obligations is not included in the table of contractual cash obligations by year on page 34 because we are unable to reasonably predict the ultimate amount or timing of settlement of our reserves for income taxes.

ACCOUNTING POLICIES AND MARKET RISKS ASSOCIATED WITH DERIVATIVE INSTRUMENTS

We use certain derivative instruments, from time to time, to manage risks. These include interest rate swaps to manage interest rate risk; foreign currency forward exchange contracts and options to manage foreign currency exchange rate risk; and commodities futures and options contracts to manage commodity market price risk exposures.

We enter into interest rate swap agreements and foreign exchange forward contracts and options for periods consistent with related underlying exposures. These derivative instruments do not constitute positions independent of those exposures.

We enter into commodities futures and options contracts and other derivative instruments for varying periods. These commodity derivative instruments are intended to be, and are effective as hedges of market price risks associated with anticipated raw material purchases, energy requirements and transportation costs. We do not hold or issue derivative instruments for trading purposes and are not a party to any instruments with leverage or prepayment features.

In entering into these contracts, we have assumed the risk that might arise from the possible inability of counterparties to meet the terms of their contracts. We mitigate this risk by performing financial assessments prior to contract execution, conducting periodic evaluations of counterparty performance and maintaining a diverse portfolio of qualified counterparties. We do not expect any significant losses from counterparty defaults.

Accounting Policies Associated with Derivative Instruments

We report the effective portion of the gain or loss on a derivative instrument designated and qualifying as a cash flow hedging instrument as a component of other comprehensive income. We reclassify the effective portion of the gain or loss on these derivative instruments into income in the same period or periods during which the hedged transaction affects earnings. The remaining gain or loss on the derivative instrument resulting from hedge ineffectiveness, if any, must be recognized currently in earnings.

Fair value hedges pertain to derivative instruments that qualify as a hedge of exposures to changes in the fair value of a firm commitment or assets and liabilities recognized on the balance sheet. For fair value hedges, our policy is to record the gain or loss on the derivative instrument in earnings in the period of change together with the offsetting loss or gain on the hedged item. The effect of that accounting is to reflect in earnings the extent to which the hedge is not effective in achieving offsetting changes in fair value.

As of December 31, 2012, we designated and accounted for all derivative instruments, including interest rate swap agreements, foreign exchange forward contracts and options, commodities futures and options contracts, and other commodity derivative instruments as cash flow hedges. Additional information regarding accounting policies associated with derivative instruments is contained in *Note 6, Derivative Instruments and Hedging Activities*.

The information below summarizes our market risks associated with long-term debt and derivative instruments outstanding as of December 31, 2012. Note 1, Note 6 and Note 7 to the Consolidated Financial Statements provide additional information.

Long-term Debt

The table below presents the principal cash flows and related interest rates by maturity date for long-term debt, including the current portion, as of December 31, 2012. We determined the fair value of long-term debt based upon quoted market prices for the same or similar debt issues.

	Maturity Date							
In thousands of dollars except for rates	2013	2014	2015	2016	2017	Thereafter	Total	Fair Value
Long-term Debt	$257,734	$854	$250,854	$500,708	$422	$778,129	$1,788,701	$2,060,836
Interest Rate	5.0%	7.4%	4.9%	3.5%	7.3%	5.9%	4.9%	

We calculated the interest rates on variable rate obligations using the rates in effect as of December 31, 2012.

Interest Rate Swaps

In order to manage interest rate exposure, the Company, from time to time, enters into interest rate swap agreements. In April 2012, the Company entered into forward starting interest rate swap agreements to hedge interest rate exposure related to the anticipated $250 million of term financing expected to be executed during 2013 to repay $250 million of 5.0% Notes maturing in April 2013. The weighted-average fixed rate on these forward starting swap agreements was 2.4%. In May 2012, the Company entered into forward starting interest rate swap agreements to hedge interest rate exposure related to the anticipated $250 million of term financing expected to be executed during 2015 to repay $250 million of 4.85% Notes maturing in August 2015. The weighted-average fixed rate on these forward starting swap agreements was 2.7%.

The fair value of interest rate swap agreements was a liability of $13.4 million as of December 31, 2012. Our risk related to interest rate swap agreements is limited to the cost of replacing such agreements at prevailing market rates. As of December 31, 2012, the potential net loss associated with interest rate swap agreements resulting from a hypothetical near-term adverse change in interest rates of ten percent was approximately $11.0 million.

In March 2009, we entered into forward starting interest rate swap agreements to hedge interest rate exposure related to the anticipated $250 million of term financing expected to be executed during 2011. In September 2011, the forward starting interest rate swap agreements which were entered into in March 2009 matured, resulting in cash payments by the Company of approximately $26.8 million. Also in September 2011, we entered into forward starting swap agreements to continue to hedge interest rate exposure related to the term financing. These swap agreements were terminated upon the issuance of the 1.5% Notes due November 1, 2016, resulting in cash payments by the Company of $2.3 million. The losses on the swap agreements are being amortized as an increase to interest expense over the term of the Notes.

In December 2010, we terminated forward starting swap agreements which were entered into in August 2010 to hedge the anticipated execution of term financing. The swap agreements were terminated upon the issuance of the 4.125% Notes due December 1, 2020, resulting in cash receipts of $13.5 million. The gain on the swap agreements is being amortized as a reduction to interest expense over the term of the Notes.

For more information see *Note 6, Derivative Instruments and Hedging Activities*.

Foreign Exchange Forward Contracts and Options

We enter into foreign exchange forward contracts and options to hedge transactions denominated in foreign currencies. These transactions are primarily purchase commitments or forecasted purchases of equipment, raw materials and finished goods. We also may hedge payment of forecasted intercompany transactions with our subsidiaries outside of the United States. These contracts reduce currency risk from exchange rate movements. We generally hedge foreign currency price risks for periods from 3 to 24 months.

Foreign exchange forward contracts are effective as hedges of identifiable foreign currency commitments or forecasted transactions. We designate our foreign exchange forward contracts as cash flow hedging derivatives. The fair value of these contracts is classified as either an asset or liability on the Consolidated Balance Sheets. We record gains and losses on these contracts as a component of other comprehensive income and reclassify them into earnings in the same period during which the hedged transaction affects earnings.

A summary of foreign exchange forward contracts and the corresponding amounts at contracted forward rates is as follows:

December 31,	2012		2011	
In millions of dollars	Contract Amount	Primary Currencies	Contract Amount	Primary Currencies
Foreign exchange forward contracts to purchase foreign currencies	**$ 17.1**	**Euros British pound sterling**	$ 50.4	Euros British pound sterling
Foreign exchange forward contracts to sell foreign currencies	**$ 57.8**	**Canadian dollars**	$ 99.6	Canadian dollars

The fair value of foreign exchange forward contracts is the amount of the difference between the contracted and current market foreign currency exchange rates at the end of the period. We estimate the fair value of foreign exchange forward contracts on a quarterly basis by obtaining market quotes of spot and forward rates for contracts with similar terms, adjusted where necessary for maturity differences.

A summary of the fair value and market risk associated with foreign exchange forward contracts is as follows:

December 31,	2012	2011
In millions of dollars		
Fair value of foreign exchange forward contracts, net — asset (liability)	**$ 1.2**	$ (1.4)
Potential net loss associated with foreign exchange forward contracts resulting from a hypothetical near-term adverse change in market rates of ten percent	**$ 7.9**	$ 19.4

Our risk related to foreign exchange forward contracts is limited to the cost of replacing the contracts at prevailing market rates.

Commodities—Price Risk Management and Futures Contracts

Our most significant raw material requirements include cocoa products, sugar, dairy products, peanuts and almonds. For more information on our major raw material requirements, see *Raw Materials* on page 5. The cost of cocoa products and prices for related futures contracts and costs for certain other raw materials historically have been subject to wide fluctuations attributable to a variety of factors. These factors include:

- Commodity market fluctuations;
- Currency exchange rates;
- Imbalances between supply and demand;
- The effect of weather on crop yield;
- Speculative influences;
- Trade agreements among producing and consuming nations;
- Political unrest in producing countries; and
- Changes in governmental agricultural programs and energy policies.

We use futures and options contracts and other commodity derivative instruments in combination with forward purchasing of cocoa products, sugar, corn sweeteners, natural gas and certain dairy products primarily to reduce the risk of future price increases and provide visibility to future costs. Currently, active futures contracts are not available for use in pricing our other major raw material requirements, primarily peanuts and almonds. We attempt to minimize the effect of future price fluctuations related to the purchase of raw materials by using forward purchasing to cover future manufacturing requirements generally for 3 to 24 months. However, the dairy futures markets are not as developed as many of the other commodities futures markets and, therefore, it is difficult to hedge our costs for dairy products by entering into futures contracts or other derivative instruments to extend coverage for long periods of time. We use diesel swap futures contracts to minimize price fluctuations associated with our transportation costs. Our commodity procurement practices are intended to reduce the risk of future price increases and provide visibility to future costs, but also may potentially limit our ability to benefit from possible price decreases.

During 2012, the average cocoa futures contract prices decreased compared with 2011, and traded in a range between $1.17 and $1.00 per pound, based on the IntercontinentalExchange futures contract. After trading at 37-year highs in early 2011, cocoa prices moderated in 2012. Our costs for cocoa products will not necessarily reflect market price fluctuations primarily because of our forward purchasing and hedging practices.

During 2012, prices for fluid dairy milk ranged from a low of $0.14 to a high of $0.19 per pound, on a class II fluid milk basis. Higher feed prices resulting from the historic drought in the U.S. caused dairy prices to rise starting in July, but not to the price levels experienced during 2011. Our costs for certain dairy products may not necessarily reflect market price fluctuations because of our forward purchasing practices.

In early 2012, sugar supplies in the U.S. were negatively impacted by government import restrictions; however, ideal weather in the North American sugar-growing regions caused prices to trade lower in the Fall of 2012. As a result, refined sugar prices have decreased compared to 2011, trading lower in a range from $0.54 to $0.37 per pound. Our costs for sugar will not necessarily reflect market price fluctuations primarily because of our forward purchasing and hedging practices.

Peanut prices in the U.S. began the year around $1.25 per pound and decreased during the year to $0.52 per pound. Price decreases were driven by a record crop of 3.4 million tons, up 85% from 2011. Almond prices began the year at $2.20 per pound and increased to $2.90 per pound during the year driven by a decrease in almond production of approximately 8% versus 2011. Our costs for peanuts and almonds will not necessarily reflect market price fluctuations because of our forward purchasing practices.

We make or receive cash transfers to or from commodity futures brokers on a daily basis reflecting changes in the value of futures contracts on the IntercontinentalExchange or various other exchanges. These changes in value represent unrealized gains and losses. We report these cash transfers as a component of other comprehensive income. The cash transfers offset higher or lower cash requirements for the payment of future invoice prices of raw materials, energy requirements and transportation costs.

Commodity Position Sensitivity Analysis

The following sensitivity analysis reflects our market risk to a hypothetical adverse market price movement of 10%, based on our net commodity positions at four dates spaced equally throughout the year. Our net commodity positions consist of the amount of futures contracts we hold over or under the amount of futures contracts we need to price unpriced physical forward contracts for the same commodities. Inventories, fixed-price forward contracts and anticipated purchases not yet under contract were not included in the sensitivity analysis calculations. We define a loss, for purposes of determining market risk, as the potential decrease in fair value or the opportunity cost resulting from the hypothetical adverse price movement. The fair values of net commodity positions reflect quoted market prices or estimated future prices, including estimated carrying costs corresponding with the future delivery period.

For the years ended December 31,	**2012**		**2011**	
	Fair Value	**Market Risk (Hypothetical 10% Change)**	**Fair Value**	**Market Risk (Hypothetical 10% Change)**
In millions of dollars				
Highest long position	**$ 35.8**	**$ 3.6**	$ (204.8)	$ 20.5
Lowest long position	**(167.2)**	**16.7**	(505.9)	50.6
Average position (long)	**(44.0)**	**4.4**	(413.1)	41.3

Decreases or increases in fair values from 2011 to 2012 primarily reflected changes in net commodity positions. The negative positions primarily resulted as unpriced physical forward contract futures requirements exceeded the amount of commodities futures that we held at certain points in time during the years.

USE OF ESTIMATES AND OTHER CRITICAL ACCOUNTING POLICIES

Our consolidated financial statements are prepared in accordance with GAAP. In various instances, GAAP requires management to make estimates, judgments and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We believe that our most critical accounting policies and estimates relate to the following:

- Accrued Liabilities
- Pension and Other Post-Retirement Benefits Plans
- Goodwill and Other Intangible Assets
- Commodities Futures and Options Contracts
- Income Taxes

Management has discussed the development, selection and disclosure of critical accounting policies and estimates with the Audit Committee of our Board of Directors. While we base estimates and assumptions on our knowledge of current events and actions we may undertake in the future, actual results may ultimately differ from these estimates and assumptions. We discuss our significant accounting policies in *Note 1, Summary of Significant Accounting Policies*.

Accrued Liabilities

Accrued liabilities requiring the most difficult or subjective judgments include liabilities associated with marketing promotion programs and potentially unsaleable products.

Liabilities associated with marketing promotion programs

We recognize the costs of marketing promotion programs as a reduction to net sales along with a corresponding accrued liability based on estimates at the time of revenue recognition.

Information on our promotional costs and assumptions is as follows:

For the years ended December 31, In millions of dollars	2012	2011	2010
Promotional costs	**$ 949.3**	$ 945.9	$ 767.6

- We determine the amount of the accrued liability by:
  - Analysis of programs offered;
  - Historical trends;
  - Expectations regarding customer and consumer participation;
  - Sales and payment trends; and
  - Experience with payment patterns associated with similar, previously offered programs.
- The estimated costs of these programs are reasonably likely to change in the future due to changes in trends with regard to customer and consumer participation, particularly for new programs and for programs related to the introduction of new products.
- Reasonably possible near-term changes in the most material assumptions regarding the cost of promotional programs could result in changes within the following range:
  - A reduction in costs of approximately $9.5 million; and
  - An increase in costs of approximately $4.3 million.
- Changes in these assumptions would affect net sales and income before income taxes.
- Over the three-year period ended December 31, 2012, actual promotion costs have not deviated from the estimated amounts by more than approximately 3%.
- Reasonably possible near-term changes in estimates related to the cost of promotional programs would not have a material impact on our liquidity or capital resources.

Liabilities associated with potentially unsaleable products

- At the time of sale, we estimate a cost for the possibility that products will become aged or unsaleable in the future. The estimated cost is included as a reduction to net sales.
- A related accrued liability is determined using statistical analysis that incorporates historical sales trends, seasonal timing and sales patterns, and product movement at retail.
- Estimates for costs associated with unsaleable products may change as a result of inventory levels in the distribution channel, current economic trends, changes in consumer demand, the introduction of new products and changes in trends of seasonal sales in response to promotional programs.
- Over the three-year period ended December 31, 2012, costs associated with aged or unsaleable products have amounted to approximately 2% of gross sales.
- Reasonably possible near-term changes in the most material assumptions regarding the estimates of such costs would have increased or decreased net sales and income before income taxes in a range from $0.7 million to $1.3 million.
- Over the three-year period ended December 31, 2012, actual costs have not deviated from our estimates by more than approximately 4%.
- Reasonably possible near-term changes in the estimates of costs associated with unsaleable products would not have a material impact on our liquidity or capital resources.

Pension and Other Post-Retirement Benefits Plans

Overview

We sponsor a number of defined benefit pension plans. The primary plans are The Hershey Company Retirement Plan and The Hershey Company Retirement Plan for Hourly Employees. These are cash balance plans that provide pension benefits for most domestic employees hired prior to January 1, 2007. We also sponsor two primary post-retirement benefit plans. The health care plan is contributory, with participants' contributions adjusted annually, and the life insurance plan is non-contributory.

We fund domestic pension liabilities in accordance with the limits imposed by the Employee Retirement Income Security Act of 1974 and federal income tax laws. Beginning January 1, 2008, we complied with the funding requirements of the Pension Protection Act of 2006. We fund non-domestic pension liabilities in accordance with laws and regulations applicable to those plans. We broadly diversify our pension plan assets, consisting primarily of domestic and international common stocks and fixed income securities. Short-term and long-term liabilities associated with benefit plans are primarily determined based on actuarial calculations. These calculations consider payroll and employee data, including age and years of service, along with actuarial assumptions at the date of the financial statements. We take into consideration long-term projections with regard to economic conditions, including interest rates, return on assets and the rate of increase in compensation levels. With regard to liabilities associated with post-retirement benefit plans that provide health care and life insurance, we take into consideration the long-term annual rate of increase in the per capita cost of the covered benefits. We review the discount rate assumptions and revise them annually. The expected long-term rate of return on assets assumption ("asset return assumption") for funded plans is of a longer duration and revised only when long-term asset return projections demonstrate that need.

An employer that is a business entity and sponsors one or more single-employer defined benefit plans is required to:

- Recognize the funded status of a benefit plan—measured as the difference between plan assets at fair value and the benefit obligation—in its statement of financial position. For a pension plan, the benefit obligation is the projected benefit obligation; for any other post-retirement benefit plan, such as a retiree health care plan, the benefit obligation is the accumulated post-retirement benefit obligation.
- Recognize as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost.
- Measure defined benefit plan assets and obligations as of the date of the employer's fiscal year-end statement of financial position.
- Disclose in the notes to financial statements additional information about certain effects on net periodic benefit costs for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits, and transition assets or obligations.

Pension Plans

Our pension plan costs and related assumptions were as follows:

For the years ended December 31 In millions of dollars	2012	2011	2010
Service cost and amortization of prior service cost	**$ 31.6**	$ 31.1	$ 29.4
Interest cost, expected return on plan assets and amortization of net loss	**16.7**	2.8	5.9
Administrative expenses	**0.5**	0.6	0.4
Net periodic pension benefit cost	**$ 48.8**	$ 34.5	$ 35.7
Assumptions:			
Average discount rate assumptions—net periodic benefit cost calculation	**4.5%**	5.2%	5.7%
Average discount rate assumptions—benefit obligation calculation	**3.7%**	4.5%	5.2%
Asset return assumptions	**8.0%**	8.0%	8.5%

Net Periodic Pension Benefit Costs

We believe that the service cost and amortization of prior service cost components of net periodic pension benefit cost reflect the ongoing operating cost of our pension plans, particularly since our most significant plans were closed to most new entrants after 2007.

The increase in net periodic pension benefit cost from 2011 to 2012 was primarily due to the higher amortization of actuarial losses in the current year. In addition to the increase in net periodic pension benefit cost in 2012, the level of lump sum withdrawals during 2012 from two of the Company's pension plans by employees retiring or leaving the Company resulted in a pension settlement loss of $19.7 million. Our service cost and prior service cost amortization is expected to be approximately $0.7 million higher in 2013. Interest cost, expected return on plan assets and amortization of net loss is expected to decrease in 2013 by $5.3 million due primarily to the lower discount rate in 2012, in addition to expected pension settlement costs of $1.8 million in 2013. For more information, see *Note 14, Pension and Other Post-Retirement Benefit Plans*.

Actuarial gains and losses may arise when actual experience differs from assumed experience or when we revise the actuarial assumptions used to value the plans' obligations. We only amortize the unrecognized net actuarial gains and losses in excess of 10% of a respective plan's projected benefit obligation, or the fair market value of assets, if greater. The estimated recognized net actuarial loss component of net periodic pension benefit expense for 2013 is $40.6 million. The 2012 recognized net actuarial loss component of net periodic pension benefit expense was $39.7 million. Projections beyond 2013 are dependent on a variety of factors such as changes to the discount rate and the actual return on pension plan assets.

Average Discount Rate Assumption—Net Periodic Benefit Cost

The discount rate represents the estimated rate at which we could effectively settle our pension benefit obligations. In order to estimate this rate for 2010 to 2012, a single effective rate of discount was determined by our actuaries after discounting the pension obligation's cash flows using the spot rate of matching duration from the Towers Watson RATE:Link 40/90 discount curve.

The use of a different discount rate assumption can significantly affect net periodic benefit cost:

- A one-percentage point decrease in the discount rate assumption would have increased 2012 net periodic pension benefit expense by $5.2 million.
- A one-percentage point increase in the discount rate assumption would have decreased 2012 net periodic pension benefit expense by $5.2 million.

Average Discount Rate Assumption—Benefit Obligations

The discount rate assumption to be used in calculating the amount of benefit obligations is determined in the same manner as the average discount rate assumption used to calculate net periodic benefit cost as described above. We reduced our 2012 discount rate assumption due to the declining interest rate environment consistent with the duration of our pension plan liabilities.

The use of a different discount rate assumption can significantly affect the amount of benefit obligations:

- A one-percentage point decrease in the discount rate assumption would have increased the December 31, 2012 pension benefits obligations by $131.3 million.
- A one-percentage point increase in the discount rate assumption would have decreased the December 31, 2012 pension benefits obligations by $110.7 million.

Asset Return Assumptions

For 2013, we reduced the expected return on plan assets assumption to 7.75% from the 8.0% assumption used during 2012, reflecting lower expected future returns on plan assets. We based the expected return on plan assets component of net periodic pension benefit cost on the fair market value of pension plan assets. To determine the expected return on plan assets, we consider the current asset allocations, as well as historical and expected returns on the categories of plan assets. The historical geometric average return over the 25 years prior to December 31, 2012 was approximately 8.4%. The actual return on assets was as follows:

For the years ended December 31,	2012	2011	2010
Actual return on assets	**13.2%**	0.8%	13.3%

The use of a different asset return assumption can significantly affect net periodic benefit cost:

- A one-percentage point decrease in the asset return assumption would have increased 2012 net periodic pension benefit expense by $9.1 million.
- A one-percentage point increase in the asset return assumption would have decreased 2012 net periodic pension benefit expense by $9.1 million.

Our investment policies specify ranges of allocation percentages for each asset class. The ranges for the domestic pension plans were as follows:

Asset Class	Allocation Range
Equity securities	58% – 85%
Debt securities	15% – 42%
Cash and certain other investments	0% – 5%

As of December 31, 2012, actual allocations were within the specified ranges. We expect the level of volatility in pension plan asset returns to be in line with the overall volatility of the markets and weightings within the asset classes. As of December 31, 2012 and 2011, the benefit plan fixed income assets were invested primarily in conventional instruments benchmarked to the Barclays Capital U.S. Aggregate Bond Index.

For 2012 and 2011, minimum funding requirements for the plans were not material. However, we made contributions of $21.4 million in 2012 and $8.9 million in 2011 primarily to pay benefits under our non-qualified pension plans. These contributions were fully tax deductible. A one-percentage point change in the funding discount rate would not have changed the 2012 minimum funding requirements significantly for the domestic plans. For 2013, minimum funding requirements of our pension plans are approximately $2.8 million.

Post-Retirement Benefit Plans

Other post-retirement benefit plan costs and related assumptions were as follows:

For the years ended December 31,	2012	2011	2010
In millions of dollars			
Net periodic other post-retirement benefit cost	**$ 15.1**	$ 16.2	$ 17.5
Assumptions:			
Average discount rate assumption	**4.5%**	5.2%	5.7%

The use of a different discount rate assumption can significantly affect net periodic other post-retirement benefit cost:

- A one-percentage point decrease in the discount rate assumption would have decreased 2012 net periodic other post-retirement benefit cost by $1.4 million.
- A one-percentage point increase in the discount rate assumption would have increased 2012 net periodic other post-retirement benefit cost by $0.8 million.

For the post-retirement benefit plans, a decrease in the discount rate assumption would result in a decrease in benefit cost because of the lower interest cost which would more than offset the impact of the lower discount rate assumption on the post-retirement benefit obligation.

Other post-retirement benefit obligations and assumptions were as follows:

December 31,	2012	2011
In millions of dollars		
Other post-retirement benefit obligation	**$ 318.4**	$ 318.5
Assumptions:		
Benefit obligations discount rate assumption	**3.7%**	4.5%

- A one-percentage point decrease in the discount rate assumption would have increased the December 31, 2012 other post-retirement benefits obligations by $37.4 million.
- A one-percentage point increase in the discount rate assumption would have decreased the December 31, 2012 other post-retirement benefits obligations by $30.4 million.

Goodwill and Other Intangible Assets

We classify intangible assets into 3 categories: (1) intangible assets with finite lives subject to amortization; (2) intangible assets with indefinite lives not subject to amortization; and (3) goodwill.

Our intangible assets with finite lives consist primarily of certain trademarks, customer-related intangible assets and patents obtained through business acquisitions. We are amortizing trademarks with finite lives over their estimated useful lives of approximately 25 years. We are amortizing customer-related intangible assets over their estimated useful lives of approximately 15 years. We are amortizing patents over their remaining legal lives of approximately 6 years. We conduct impairment tests when events or changes in circumstances indicate that the carrying value of these assets may not be recoverable. Undiscounted cash flow analyses are used to determine if an impairment exists. If an impairment is determined to exist, the loss is calculated based on the estimated fair value of the assets.

Our intangible assets with indefinite lives consist of trademarks obtained through business acquisitions. We do not amortize existing trademarks whose useful lives were determined to be indefinite. We conduct impairment tests for other intangible assets with indefinite lives and goodwill at the beginning of the fourth quarter of each year, or when circumstances arise that indicate a possible impairment might exist.

We evaluate our trademarks with indefinite lives for impairment by comparing their carrying amount to their estimated fair value. The fair value of trademarks is calculated using a “relief from royalty payments” methodology. This approach involves a two-step process. In the first step, we estimate reasonable royalty rates for each trademark. In the second step, we apply these royalty rates to a net sales stream and discount the resulting cash flows to determine fair value. This fair value is then compared with the carrying value of each trademark. If the estimated fair value is less than the carrying amount, we record an impairment charge to reduce the asset to its estimated fair value. The estimates of future cash flows are generally based on past performance of the brands and reflect net sales projections and assumptions for the brands that we use in current operating plans. We also consider assumptions that market participants may use. Such assumptions are subject to change due to changing economic and competitive conditions.

We use a two-step process to evaluate goodwill for impairment. In the first step, we compare the fair value of each reporting unit with the carrying amount of the reporting unit, including goodwill. We estimate the fair value of the reporting unit based on discounted future cash flows. If the estimated fair value of the reporting unit is less than the carrying amount of the reporting unit, we complete a second step to determine the amount of the goodwill impairment that we should record. In the second step, we determine an implied fair value of the reporting unit's goodwill by allocating the reporting unit's fair value to all of its assets and liabilities other than goodwill (including any unrecognized intangible assets). We compare the resulting implied fair value of the goodwill to the carrying amount and record an impairment charge for the difference.

The assumptions we use to estimate fair value are based on the past performance of each reporting unit and reflect the projections and assumptions that we use in current operating plans. We also adjust the assumptions, if necessary, to estimates that we believe market participants would use. Such assumptions are subject to change due to changing economic and competitive conditions.

Based on our annual impairment evaluations, we determined that no goodwill or other intangible assets were impaired as of December 31, 2012 and December 31, 2011. As a result of operating performance that was below expectations, we completed an impairment evaluation of goodwill and other intangible assets of Godrej Hershey Ltd. during the second quarter of 2010. As a result of reduced expectations for future cash flows from lower than expected profitability, we determined that the carrying amount of Godrej Hershey Ltd. exceeded its fair value. We recorded a non-cash goodwill impairment charge of $44.7 million in the second quarter of 2010 to reduce the carrying value of Godrej Hershey Ltd. to its fair value, including a reduction to reflect the share of the charge associated with the noncontrolling interests. There was no tax benefit associated with this charge.

Commodities Futures and Options Contracts

We use futures and options contracts and other commodity derivative instruments in combination with forward purchasing of cocoa products and other commodities primarily to reduce the effect of future price increases and provide visibility to future costs. Additional information with regard to accounting policies associated with commodities futures and options contracts and other derivative instruments is contained in *Note 6, Derivative Instruments and Hedging Activities*.

Our gains (losses) on cash flow hedging derivatives were as follows:

For the years ended December 31,	2012	2011	2010
In millions of dollars			
Net after-tax (losses) gains on cash flow hedging derivatives	**$ (0.9)**	$ (107.7)	$ 1.0
Reclassification adjustments from accumulated other comprehensive loss to income	**60.0**	(12.5)	(32.5)
Hedge ineffectiveness gains (losses) recognized in income, before tax	**0.7**	(2.0)	0.8

- We reflected reclassification adjustments related to gains or losses on commodities futures and options contracts and other commodity derivative instruments in cost of sales.
- No gains or losses on commodities futures and options contracts resulted because we discontinued a hedge due to the probability that the forecasted hedged transaction would not occur.
- We recognized no components of gains or losses on commodities futures and options contracts in income due to excluding such components from the hedge effectiveness assessment.

The amount of net losses on cash flow hedging derivatives, including interest rate swap agreements, foreign exchange forward contracts and options, commodities futures and options contracts and other commodity derivative instruments, expected to be reclassified into earnings in the next 12 months was approximately $12.8 million after tax as of December 31, 2012. This amount was primarily associated with commodities futures contracts.

Income Taxes

We base our deferred income taxes, accrued income taxes and provision for income taxes upon income, statutory tax rates, the legal structure of our Company and interpretation of tax laws. We are regularly audited by federal, state and foreign tax authorities. From time to time, these audits result in assessments of additional tax. We maintain reserves for such assessments. We adjust the reserves based upon changing facts and circumstances, such as receiving audit assessments or clearing of an item for which a reserve has been established. Assessments of additional tax require cash payments. We are not aware of any significant income tax assessments.

We apply a more-likely-than-not threshold to the recognition and derecognition of uncertain tax positions. Accordingly, we recognize the amount of tax benefit that has a greater than 50% likelihood of being ultimately realized upon settlement. We believe it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets. Valuation allowances are recorded for deferred income taxes when it is more likely than not that a tax benefit will not be realized. Valuation allowances are primarily associated with tax loss carryforwards from operations in various foreign tax jurisdictions. Future changes in judgment and estimates related to the expected ultimate resolution of uncertain tax positions will affect income in the quarter of such change.

We file income tax returns in the U.S. federal jurisdiction and various state and foreign jurisdictions. A number of years may elapse before an uncertain tax position, for which we have unrecognized tax benefits, is audited and finally resolved. While it is often difficult to predict the final outcome or the timing of resolution of any particular uncertain tax position, we believe that our unrecognized tax benefits reflect the most likely outcome. Accrued interest and penalties related to unrecognized tax benefits are included in income tax expense. We adjust these unrecognized tax benefits, as well as the related interest, in light of changing facts and circumstances. Settlement of any particular position could require the use of cash. Favorable resolution would be recognized as a reduction to our effective income tax rate in the period of resolution.

The number of years with open tax audits varies depending on the tax jurisdiction. Our major taxing jurisdictions include the United States (federal and state), Canada and Mexico. During the second quarter of 2012, the IRS completed its audit of our U.S. income tax returns for 2007 and 2008 with no significant adjustments. Tax examinations by various state taxing authorities could be conducted for years beginning in 2008. We are no longer subject to Canadian federal income tax examinations by the Canada Revenue Agency ("CRA") and Mexican federal income tax examinations by Servicio de Administracion Tributaria ("SAT") for years before 2004. During the third quarter of 2010, the CRA commenced its audit of our Canadian income tax returns for 2006 through 2009. U.S., Canadian and Mexican federal audit issues typically involve the timing of deductions and transfer pricing adjustments. We work with the IRS, the CRA and the SAT to resolve proposed audit adjustments and to minimize the amount of adjustments. We do not anticipate that any potential tax adjustments will have a significant impact on our financial position or results of operations.

We reasonably expect reductions in the liability for unrecognized tax benefits of approximately $8.3 million within the next 12 months because of the expiration of statutes of limitations and settlements of tax audits.

OUTLOOK

The outlook section contains a number of forward-looking statements, all of which are based on current expectations. Actual results may differ materially. Refer to Risk Factors beginning on page 9 for information concerning the key risks to achieving our future performance goals.

Our results for 2012 were strong, with solid financial and marketplace results. We remain focused on building brands in both the U.S. and key international markets and will make incremental investments in our brands and business capabilities during 2013. While the macroeconomic environment remains challenging, we are well positioned to succeed in the marketplace and deliver on our commitments in 2013.

We expect 2013 net sales growth of 5% to 7%, including the impact of foreign currency exchange rates. Net sales will be driven primarily by core brand volume growth, the U.S. launch of the *Brookside* product line in the food, drug and mass channels, as well as the introduction of new products such as *Kit Kat* minis, *Twizzlers Bites* and *Jolly Rancher Bites*. In key international markets such as China, we will extend our portfolio of products with the introduction of *Hershey's Kisses Deluxe* and build our sales of *Hershey's* chocolate products in instant consumable and take home pack types, which were introduced in the fourth quarter of 2012. In Brazil, manufacturing capacity was increased to support geographic expansion of *Hershey's Mais*, a chocolate-covered wafer product.

We have good visibility into our cost structure and we expect gross margin to increase in 2013, driven by productivity, cost savings initiatives and lower costs for certain major raw materials. Therefore, we expect 2013 gross margin on a reported basis to increase 250 to 270 basis points, with expansion of adjusted gross margin expected to be 180 to 200 basis points.

Considering this financial flexibility, we expect to accelerate our investments in 2013 for advertising, go-to-market capabilities and expansion of our Insights Driven Performance initiatives. Advertising is expected to increase approximately 20% versus last year. Advertising spending on core U.S. brands is expected to increase by approximately the same percentage as in 2012. Incremental advertising in 2013 will support the expanded distribution of *Brookside* products and innovation in both the U.S. and international markets, including increased advertising for the *Hershey's* brand in China.

We expect to continue investments in 2013 to build on the go-to-market capabilities established over the last few years, as well as the consumer insights work underway in key international markets for our five global brands, *Hershey's*, *Reese's*, *Hershey's Kisses*, *Jolly Rancher* and *Ice Breakers*, that we believe can gain strong consumer acceptance around the world. Additionally, we will continue to invest in international selling and marketing functions and support new product introductions with increased levels of consumer promotion and sampling to drive trial and repeat purchases. As a result, we anticipate that earnings per share-diluted in accordance with GAAP will increase 20% to 23% in 2013 compared with 2012. Growth in adjusted earnings per share-diluted is expected to be in the 10% to 12% range, as reflected in the reconciliation of reported to adjusted earnings per share-diluted projections provided below.

NOTE: In the Outlook above, the Company has provided income measures excluding certain items, in addition to net income determined in accordance with GAAP. These non-GAAP financial measures are used in evaluating results of operations for internal purposes. These non-GAAP measures are not intended to replace the presentation of financial results in accordance with GAAP. Rather, the Company believes exclusion of such items provides additional information to investors to facilitate the comparison of past and present operations.

In 2012, the Company recorded pre-tax acquisition closing and integration costs of $13.4 million, or $0.04 per share-diluted, related to the Brookside acquisition. In 2012, the Company recorded GAAP charges of $76.3 million, or $0.22 per share-diluted, attributable to the Next Century program and $7.5 million, or $0.03 per share-diluted, of non-cash impairment charges associated with Tri-US, Inc. Non-service related pension expense of $20.6 million, or $0.06 per share-diluted, was recorded in 2012.

In 2013, the Company expects to record GAAP charges of about $10 million to $15 million, or $0.03 to $0.05 per share-diluted, attributable to the Next Century program. Non-service related pension expenses are expected to be approximately $13.2 million, or $0.04 per share-diluted, in 2013.

Below is a reconciliation of 2011 and 2012 and projected 2013 earnings per share-diluted in accordance with GAAP to non-GAAP 2011 and 2012 adjusted earnings per share-diluted and projected adjusted earnings per share-diluted for 2013:

	2011	**2012**	**2013 (Projected)**
Reported EPS-Diluted	$2.74	$2.89	$3.47 - $3.56
Acquisition closing and integration charges	—	0.04	—
Gain on sale of trademark licensing rights	(0.05)	—	—
Total Business Realignment and Impairment Charges	0.13	0.25	0.03 - 0.05
Non-service related pension expenses	0.01	0.06	0.04
Adjusted EPS-Diluted	$2.83	$3.24	$3.56 - $3.63

Outlook for Project Next Century

In June 2010, we announced the Next Century program as part of our ongoing efforts to create an advantaged supply chain and competitive cost structure. We expect total pre-tax charges and non-recurring project implementation costs for the Next Century program of $190 million to $200 million. During 2013, we expect to record $10 million to $15 million in program charges associated with the demolition of a former manufacturing facility and preparations for the sale of the property on which the facility was located. The Next Century program is expected to provide annual cost savings from efficiency improvements of $65 million to $80 million.

Item 7A. *QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK*

Required information about market risk is included in the section entitled "Accounting Policies and Market Risks Associated with Derivative Instruments," found on pages 36 through 39.

Item 8. ***FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA***

PAGE

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

RESPONSIBILITY FOR FINANCIAL STATEMENTS

The Hershey Company is responsible for the financial statements and other financial information contained in this report. We believe that the financial statements have been prepared in conformity with U.S. generally accepted accounting principles appropriate under the circumstances to reflect in all material respects the substance of applicable events and transactions. In preparing the financial statements, it is necessary that management make informed estimates and judgments. The other financial information in this annual report is consistent with the financial statements.

We maintain a system of internal accounting controls designed to provide reasonable assurance that financial records are reliable for purposes of preparing financial statements and that assets are properly accounted for and safeguarded. The concept of reasonable assurance is based on the recognition that the cost of the system must be related to the benefits to be derived. We believe our system provides an appropriate balance in this regard. We maintain an Internal Audit Department which reviews the adequacy and tests the application of internal accounting controls.

The 2012, 2011 and 2010 financial statements have been audited by KPMG LLP, an independent registered public accounting firm. KPMG LLP's report on our financial statements is included on page 50.

The Audit Committee of the Board of Directors of the Company, consisting solely of independent, non-management directors, meets regularly with the independent auditors, internal auditors and management to discuss, among other things, the audit scopes and results. KPMG LLP and the internal auditors both have full and free access to the Audit Committee, with and without the presence of management.



John P. Bilbrey
Chief Executive Officer



Humberto P. Alfonso
Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
The Hershey Company:

We have audited the accompanying consolidated balance sheets of The Hershey Company and subsidiaries (the "Company") as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, cash flows and stockholders' equity for each of the years in the three-year period ended December 31, 2012. In connection with our audits of the consolidated financial statements, we also have audited the related consolidated financial statement schedule. We also have audited the Company's internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these consolidated financial statements and financial statement schedule, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule, and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Hershey Company and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related consolidated financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

Also in our opinion, The Hershey Company and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

KPMG LLP

New York, New York
February 22, 2013

THE HERSHEY COMPANY

CONSOLIDATED STATEMENTS OF INCOME

For the years ended December 31, In thousands of dollars except per share amounts	2012	2011	2010
Net Sales	**$ 6,644,252**	$ 6,080,788	$ 5,671,009
Costs and Expenses:			
Cost of sales	**3,784,370**	3,548,896	3,255,801
Selling, marketing and administrative	**1,703,796**	1,477,750	1,426,477
Business realignment and impairment charges (credits), net	**44,938**	(886)	83,433
Total costs and expenses	**5,533,104**	5,025,760	4,765,711
Income before Interest and Income Taxes	**1,111,148**	1,055,028	905,298
Interest expense, net	**95,569**	92,183	96,434
Income before Income Taxes	**1,015,579**	962,845	808,864
Provision for income taxes	**354,648**	333,883	299,065
Net Income	**$ 660,931**	$ 628,962	$ 509,799
Net Income Per Share—Basic—Class B Common Stock	**$ 2.73**	$ 2.58	$ 2.08
Net Income Per Share—Diluted—Class B Common Stock	**$ 2.71**	$ 2.56	$ 2.07
Net Income Per Share—Basic—Common Stock	**$ 3.01**	$ 2.85	$ 2.29
Net Income Per Share—Diluted—Common Stock	**$ 2.89**	$ 2.74	$ 2.21
Cash Dividends Paid Per Share:			
Common Stock	**$ 1.560**	$ 1.38	$ 1.28
Class B Common Stock	**1.412**	1.25	1.16

The notes to consolidated financial statements are an integral part of these statements.

THE HERSHEY COMPANY

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the years ended December 31, In thousands of dollars	2012	2011	2010
Net Income	**$ 660,931**	$ 628,962	$ 509,799
Other comprehensive income (loss), net of tax:			
Foreign currency translation adjustments	**7,714**	(21,213)	14,123
Pension and post-retirement benefit plans	**(9,634)**	(85,823)	5,130
Cash flow hedges:			
(Losses) gains on cash flow hedging derivatives	**(868)**	(107,713)	1,001
Reclassification adjustments	**60,043**	(12,515)	(32,477)
Total other comprehensive income (loss), net of tax	**57,255**	(227,264)	(12,223)
Comprehensive income	**$ 718,186**	$ 401,698	$ 497,576

The accompanying notes are an integral part of these consolidated financial statements.

THE HERSHEY COMPANY
CONSOLIDATED BALANCE SHEETS

December 31,	2012	2011
In thousands of dollars		
ASSETS		
Current Assets:		
Cash and cash equivalents	**$ 728,272**	$ 693,686
Accounts receivable—trade	**461,383**	399,499
Inventories	**633,262**	648,953
Deferred income taxes	**122,224**	136,861
Prepaid expenses and other	**168,344**	167,559
Total current assets	**2,113,485**	2,046,558
Property, Plant and Equipment, Net	**1,674,071**	1,559,717
Goodwill	**588,003**	516,745
Other Intangibles	**214,713**	111,913
Deferred Income Taxes	**12,448**	33,439
Other Assets	**152,119**	138,722
Total assets	**$ 4,754,839**	$ 4,407,094
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	**$ 441,977**	$ 420,017
Accrued liabilities	**650,906**	612,186
Accrued income taxes	**2,329**	1,899
Short-term debt	**118,164**	42,080
Current portion of long-term debt	**257,734**	97,593
Total current liabilities	**1,471,110**	1,173,775
Long-term Debt	**1,530,967**	1,748,500
Other Long-term Liabilities	**668,732**	603,876
Deferred Income Taxes	**35,657**	—
Total liabilities	**3,706,466**	3,526,151
Commitments and Contingencies	—	—
Stockholders' Equity:		
The Hershey Company Stockholders' Equity		
Preferred Stock, shares issued: none in 2012 and 2011	—	—
Common Stock, shares issued: 299,272,927 in 2012 and 299,269,702 in 2011	**299,272**	299,269
Class B Common Stock, shares issued: 60,628,817 in 2012 and 60,632,042 in 2011	**60,629**	60,632
Additional paid-in capital	**592,975**	490,817
Retained earnings	**5,027,617**	4,707,892
Treasury—Common Stock shares, at cost: 136,115,714 in 2012 and 134,695,826 in 2011	**(4,558,668)**	(4,258,962)
Accumulated other comprehensive loss	**(385,076)**	(442,331)
The Hershey Company stockholders' equity	**1,036,749**	857,317
Noncontrolling interests in subsidiaries	**11,624**	23,626
Total stockholders' equity	**1,048,373**	880,943
Total liabilities and stockholders' equity	**$ 4,754,839**	$ 4,407,094

The notes to consolidated financial statements are an integral part of these balance sheets.

THE HERSHEY COMPANY
CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, In thousands of dollars	2012	2011	2010
Cash Flows Provided from (Used by) Operating Activities			
Net income	**$ 660,931**	$ 628,962	$ 509,799
Adjustments to reconcile net income to net cash provided from operations:			
Depreciation and amortization	**210,037**	215,763	197,116
Stock-based compensation expense	**50,482**	43,468	49,468
Excess tax benefits from stock-based compensation	**(33,876)**	(13,997)	(1,385)
Deferred income taxes	**13,785**	33,611	(18,654)
Gain on sale of trademark licensing rights, net of tax of $5,962	**—**	(11,072)	—
Non-cash business realignment and impairment charges	**38,144**	34,660	62,104
Contributions to pension and other benefits plans	**(44,208)**	(31,671)	(27,723)
Changes in assets and liabilities, net of effects from business acquisitions and divestitures:			
Accounts receivable—trade	**(50,470)**	(9,438)	20,329
Inventories	**26,598**	(115,331)	(13,910)
Accounts payable	**21,739**	7,860	90,434
Other assets and liabilities	**201,665**	(194,948)	33,845
Net Cash Provided from Operating Activities	**1,094,827**	587,867	901,423
Cash Flows Provided from (Used by) Investing Activities			
Capital additions	**(258,727)**	(323,961)	(179,538)
Capitalized software additions	**(19,239)**	(23,606)	(21,949)
Proceeds from sales of property, plant and equipment	**453**	312	2,201
Proceeds from sale of trademark licensing rights	**—**	20,000	—
Loan to affiliate	**(23,000)**	(7,000)	—
Business acquisitions	**(172,856)**	(5,750)	—
Net Cash (Used by) Investing Activities	**(473,369)**	(340,005)	(199,286)
Cash Flows Provided from (Used by) Financing Activities			
Net increase in short-term debt	**77,698**	10,834	1,156
Long-term borrowings	**4,025**	249,126	348,208
Repayment of long-term debt	**(99,381)**	(256,189)	(71,548)
Proceeds from lease financing agreement	**—**	47,601	—
Cash dividends paid	**(341,206)**	(304,083)	(283,434)
Exercise of stock options	**261,597**	184,411	92,033
Excess tax benefits from stock-based compensation	**33,876**	13,997	1,385
Payments to noncontrolling interests	**(15,791)**	—	—
Contributions from noncontrolling interests	**2,940**	—	10,199
Repurchase of Common Stock	**(510,630)**	(384,515)	(169,099)
Net Cash (Used by) Financing Activities	**(586,872)**	(438,818)	(71,100)
Increase (Decrease) in Cash and Cash Equivalents	**34,586**	(190,956)	631,037
Cash and Cash Equivalents as of January 1	**693,686**	884,642	253,605
Cash and Cash Equivalents as of December 31	**$ 728,272**	$ 693,686	$ 884,642
Interest Paid	**$ 100,269**	$ 97,892	$ 97,932
Income Taxes Paid	**327,230**	292,315	350,948

The notes to consolidated financial statements are an integral part of these statements.

THE HERSHEY COMPANY
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

In thousands of dollars	Preferred Stock	Common Stock	Class B Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Common Stock	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interests in Subsidiaries	Total Stockholders' Equity
Balance as of January 1, 2010	$ —	$ 299,192	$ 60,709	$ 394,678	$4,156,648	$(3,979,629)	$ (202,844)	$ 39,880	$ 768,634
Net income					509,799				509,799
Other comprehensive loss							(12,223)		(12,223)
Dividends:									
Common Stock, $1.28 per share					(213,013)				(213,013)
Class B Common Stock, $1.16 per share					(70,421)				(70,421)
Conversion of Class B Common Stock into Common Stock		3	(3)						—
Incentive plan transactions				(7,453)		10,239			2,786
Stock-based compensation				40,630					40,630
Exercise of stock options				7,010		86,388			93,398
Repurchase of Common Stock						(169,099)			(169,099)
Noncontrolling interests in subsidiaries								(4,595)	(4,595)
Balance as of December 31, 2010	—	299,195	60,706	434,865	4,383,013	(4,052,101)	(215,067)	35,285	945,896
Net income					628,962				628,962
Other comprehensive loss							(227,264)		(227,264)
Dividends:									
Common Stock, $1.38 per share					(228,269)				(228,269)
Class B Common Stock, $1.25 per share					(75,814)				(75,814)
Conversion of Class B Common Stock into Common Stock		74	(74)						—
Incentive plan transactions				(15,844)		14,306			(1,538)
Stock-based compensation				40,439					40,439
Exercise of stock options				31,357		163,348			194,705
Repurchase of Common Stock						(384,515)			(384,515)
Noncontrolling interests in subsidiaries								(11,659)	(11,659)
Balance as of December 31, 2011	—	299,269	60,632	490,817	4,707,892	(4,258,962)	(442,331)	23,626	880,943
Net income					660,931				660,931
Other comprehensive income							57,255		57,255
Dividends:									
Common Stock, $1.56 per share					(255,596)				(255,596)
Class B Common Stock, $1.412 per share					(85,610)				(85,610)
Conversion of Class B Common Stock into Common Stock		3	(3)						—
Incentive plan transactions				(24,230)		12,379			(11,851)
Stock-based compensation				49,175					49,175
Exercise of stock options				88,258		198,545			286,803
Repurchase of Common Stock						(510,630)			(510,630)
Purchase of noncontrolling interest in subsidiary				(11,045)				(4,746)	(15,791)
Noncontrolling interests in subsidiaries								(7,256)	(7,256)
Balance as of December 31, 2012	$ —	$ 299,272	$ 60,629	$ 592,975	$5,027,617	$(4,558,668)	$ (385,076)	$ 11,624	$ 1,048,373

The notes to consolidated financial statements are an integral part of these statements.

THE HERSHEY COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Our significant accounting policies are discussed below and in other notes to the consolidated financial statements.

Principles of Consolidation

Our consolidated financial statements include the accounts of the Company and our majority-owned subsidiaries and entities in which we have a controlling financial interest after the elimination of intercompany accounts and transactions. We have a controlling financial interest if we own a majority of the outstanding voting common stock and minority shareholders do not have substantive participating rights or we have significant control over an entity through contractual or economic interests in which we are the primary beneficiary.

In May 2007, we entered into an agreement with Godrej Beverages and Foods, Ltd., to manufacture and distribute confectionery products, snacks and beverages across India. Under the agreement, we owned a 51% controlling interest in Godrej Hershey Ltd. This business acquisition is included in our consolidated results, including the noncontrolling interest prior to September 2012. In September 2012, we acquired the remaining 49% interest in Godrej Hershey Ltd. for approximately $15.8 million. Since the Company had a controlling interest in Godrej Hershey Ltd., the difference between the amount paid and the carrying amount of the noncontrolling interest of $10.3 million was recorded as a reduction of additional paid-in capital and the noncontrolling interest in Godrej Hershey Ltd. was eliminated as of September 30, 2012.

In January 2008, our Brazilian subsidiary, Hershey do Brasil, entered into a cooperative agreement with Pandurata Netherlands B.V. ("Bauducco"), a leading manufacturer of baked goods in Brazil whose primary brand is Bauducco. Under this agreement we manufacture and market, and they sell and distribute our products. The agreement conveyed a 49% interest in Hershey do Brasil to Bauducco. We maintain a 51% controlling interest in Hershey do Brasil and, therefore, the results of this subsidiary are included in the consolidated financial statements of the Company.

Equity Investments

We use the equity method of accounting when we have a 20% to 50% interest in other companies and exercise significant influence. Under the equity method, original investments are recorded at cost and adjusted by our share of undistributed earnings or losses of these companies. Total equity investments were $39.2 million as of December 31, 2012, and $40.7 million as of December 31, 2011. Equity investments are included in other assets in the Consolidated Balance Sheets. Equity investments are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the investments may not be recoverable. In May 2007, we entered into a manufacturing agreement in China with Lotte Confectionery Company, LTD. to produce Hershey products and certain Lotte products for the markets in Asia, particularly China. We own a 44% interest in this entity. We made loans to this affiliate of the Company of $23.0 million in 2012 and $7.0 million in 2011 to finance the expansion of manufacturing capacity.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and revenues and expenses during the reporting period. Critical accounting estimates involved in applying our accounting policies are those that require management to make assumptions about matters that are highly uncertain at the time the accounting estimate was made and those for which different estimates reasonably could have been used for the current period. Critical accounting estimates are also those which are reasonably likely to change from period to period and would have a material impact on the presentation of our financial condition, changes in financial condition or results of operations. Our most critical accounting estimates pertain to accounting policies for accrued liabilities, pension and other post-retirement benefit plans, goodwill and other intangible assets, commodities futures and options contracts, and income taxes.

These estimates and assumptions are based on management's best judgment. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. We adjust such estimates and assumptions when facts and circumstances dictate. Volatile credit, equity, foreign currency, commodity and energy markets, and changing macroeconomic conditions have combined to increase the uncertainty inherent in such estimates and assumptions. As future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates. Changes in these estimates resulting from continuing changes in the economic environment will be reflected in the financial statements in future periods.

Revenue Recognition

We record sales when all of the following criteria have been met:

- A valid customer order with a fixed price has been received;
- The product has been delivered to the customer;
- There is no further significant obligation to assist in the resale of the product; and
- Collectability is reasonably assured.

Net sales include revenue from the sale of finished goods and royalty income, net of allowances for trade promotions, consumer coupon programs and other sales incentives, and allowances and discounts associated with aged or potentially unsaleable products. Trade promotions and sales incentives primarily include reduced price features, merchandising displays, sales growth incentives, new item allowances and cooperative advertising.

Cost of Sales

Cost of sales represents costs directly related to the manufacture and distribution of our products. Primary costs include raw materials, packaging, direct labor, overhead, shipping and handling, warehousing and the depreciation of manufacturing, warehousing and distribution facilities. Manufacturing overhead and related expenses include salaries, wages, employee benefits, utilities, maintenance and property taxes.

Selling, Marketing and Administrative

Selling, marketing and administrative expenses represent costs incurred in generating revenues and in managing our business. Such costs include advertising and other marketing expenses, salaries, employee benefits, incentive compensation, research and development, travel, office expenses, amortization of capitalized software and depreciation of administrative facilities.

Cash Equivalents

Cash equivalents consist of highly liquid debt instruments, time deposits and money market funds with original maturities of 3 months or less. The fair value of cash and cash equivalents approximates the carrying amount.

Commodities Futures and Options Contracts

We enter into commodities futures and options contracts and other commodity derivative instruments to reduce the effect of price fluctuations associated with the purchase of raw materials, energy requirements and transportation services. We report the effective portion of the gain or loss on a derivative instrument designated and qualifying as a cash flow hedging instrument as a component of other comprehensive income and reclassify such gains or losses into earnings in the same period or periods during which the hedged transactions affect earnings. The remaining gain or loss on the derivative instrument, if any, must be recognized currently in earnings.

For a derivative designated as hedging the exposure to changes in the fair value of a recognized asset or liability or a firm commitment (referred to as a fair value hedge), the gain or loss must be recognized in earnings in the period of change together with the offsetting loss or gain on the hedged item attributable to the risk being hedged. The effect of that accounting is to reflect in earnings the extent to which the hedge is not effective in achieving offsetting changes in fair value.

All derivative instruments which we are currently utilizing, including commodities futures and options contracts and other commodity derivative instruments, are designated and accounted for as cash flow hedges. Additional information with regard to accounting policies associated with derivative instruments is contained in *Note 6, Derivative Instruments and Hedging Activities.*

Property, Plant and Equipment

Property, plant and equipment are stated at cost and depreciated on a straight-line basis over the estimated useful lives of the assets, as follows: 3 to 15 years for machinery and equipment; and 25 to 40 years for buildings and related improvements. Maintenance and repairs are expensed as incurred. We capitalize applicable interest charges incurred during the construction of new facilities and production lines and amortize these costs over the assets' estimated useful lives.

We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. We measure the recoverability of assets to be held and used by a comparison of the carrying amount of long-lived assets to future undiscounted net cash flows expected to be generated. If these assets are considered to be impaired, we measure impairment as the amount by which the carrying amount of the assets exceeds the fair value of the assets. We report assets held for sale or disposal at the lower of the carrying amount or fair value less cost to sell.

Asset Retirement Obligations

Asset retirement obligations generally apply to legal obligations associated with the retirement of a tangible long-lived asset that result from the acquisition, construction or development and normal operation of a long-lived asset. We assess asset retirement obligations on a periodic basis. We recognize the fair value of a liability for an asset retirement obligation in the period in which it is incurred if a reasonable estimate of fair value can be made. We capitalize associated asset retirement costs as part of the carrying amount of the long-lived asset.

Goodwill and Other Intangible Assets

We classify intangible assets into 3 categories: (1) intangible assets with finite lives subject to amortization; (2) intangible assets with indefinite lives not subject to amortization; and (3) goodwill.

Our intangible assets with finite lives consist primarily of certain trademarks, customer-related intangible assets and patents obtained through business acquisitions. We are amortizing trademarks with finite lives over their estimated useful lives of approximately 25 years. We are amortizing customer-related intangible assets over their estimated useful lives of approximately 15 years. We are amortizing patents over their remaining legal lives of approximately 6 years. We conduct impairment tests when events or changes in circumstances indicate that the carrying value of these assets may not be recoverable. Undiscounted cash flow analyses are used to determine if an impairment exists. If an impairment is determined to exist, the loss is calculated based on the estimated fair value of the assets.

Our intangible assets with indefinite lives consist of trademarks obtained through business acquisitions. We do not amortize existing trademarks whose useful lives were determined to be indefinite. We conduct impairment tests for other intangible assets with indefinite lives and goodwill at the beginning of the fourth quarter of each year, or when circumstances arise that indicate a possible impairment might exist.

We evaluate our trademarks with indefinite lives for impairment by comparing their carrying amount to their estimated fair value. The fair value of trademarks is calculated using a "relief from royalty payments" methodology. This approach involves a two-step process. In the first step, we estimate reasonable royalty rates for each trademark. In the second step, we apply these royalty rates to a net sales stream and discount the resulting cash flows to determine fair value. This fair value is then compared with the carrying value of each trademark. If the estimated fair value is less than the carrying amount, we record an impairment charge to reduce the asset to its estimated fair value. The estimates of future cash flows are generally based on past performance of the brands and reflect net sales projections and assumptions for the brands that we use in current operating plans. We also consider assumptions that market participants may use. Such assumptions are subject to change due to changing economic and competitive conditions.

We use a two-step process to evaluate goodwill for impairment. In the first step, we compare the fair value of each reporting unit with the carrying amount of the reporting unit, including goodwill. We estimate the fair value of the reporting unit based on discounted future cash flows. If the estimated fair value of the reporting unit is less than the carrying amount of the reporting unit, we complete a second step to determine the amount of the goodwill impairment that we should record. In the second step, we determine an implied fair value of the reporting unit's goodwill by allocating the reporting unit's fair value to all of its assets and liabilities other than goodwill (including any unrecognized intangible assets). We compare the resulting implied fair value of the goodwill to the carrying amount and record an impairment charge for the difference.

The assumptions we use to estimate fair value are based on the past performance of each reporting unit and reflect the projections and assumptions that we use in current operating plans. We also adjust the assumptions, if necessary, to estimates that we believe market participants would use. Such assumptions are subject to change due to changing economic and competitive conditions.

As a result of operating performance that was below expectations, we completed an impairment evaluation of goodwill and other intangible assets of Godrej Hershey Ltd. during the second quarter of 2010. As a result of reduced expectations for future cash flows from lower than expected profitability, we determined that the carrying amount of Godrej Hershey Ltd. exceeded its fair value. We recorded a non-cash goodwill impairment charge of $44.7 million in the second quarter of 2010 to reduce the carrying value of Godrej Hershey Ltd. to its fair value, including a reduction to reflect the share of the charge associated with the noncontrolling interests. There was no tax benefit associated with this charge.

We provide more information on intangible assets in *Note 18, Supplemental Balance Sheet Information.*

Comprehensive Income

We report comprehensive income (loss) on the Consolidated Statements of Comprehensive Income and accumulated other comprehensive income (loss) on the Consolidated Balance Sheets. Additional information regarding comprehensive income is contained in *Note 9, Comprehensive Income.*

We translate results of operations for foreign entities using the average exchange rates during the period. For foreign entities, assets and liabilities are translated to U.S. dollars using the exchange rates in effect at the balance sheet date. Resulting translation adjustments are recorded as a component of other comprehensive income (loss), "Foreign Currency Translation Adjustments."

Changes to the balances of the unrecognized prior service cost and the unrecognized net actuarial loss, net of income taxes, associated with our pension and post-retirement benefit plans are recorded as a component of other comprehensive income (loss), "Pension and Post-retirement Benefit Plans." Additional information regarding accounting policies associated with benefit plans is contained in *Note 14, Pension and Other Post-Retirement Benefit Plans.*

Gains and losses on cash flow hedging derivatives, to the extent effective, are included in other comprehensive income (loss), net of related tax effects. Reclassification adjustments reflecting such gains and losses are ratably recorded in income in the same period during which the hedged transactions affect earnings. Additional information with regard to accounting policies associated with derivative instruments is contained in *Note 6, Derivative Instruments and Hedging Activities.*

Foreign Exchange Forward Contracts and Options

We enter into foreign exchange forward contracts and options to hedge transactions denominated in foreign currencies. These transactions are primarily related to firm commitments or forecasted purchases of equipment, certain raw materials and finished goods. We also hedge payment of forecasted intercompany transactions with our subsidiaries outside of the United States. These contracts reduce currency risk from exchange rate movements.

Foreign exchange forward contracts and options are intended to be and are effective as hedges of identifiable foreign currency commitments and forecasted transactions. Foreign exchange forward contracts and options are designated as cash flow hedging derivatives and the fair value of such contracts is recorded on the Consolidated Balance Sheets as either an asset or liability. Gains and losses on these contracts are recorded as a component of other comprehensive income and are reclassified into earnings in the same period during which the hedged transactions affect earnings. Additional information with regard to accounting policies for derivative instruments, including foreign exchange forward contracts and options, is contained in *Note 6, Derivative Instruments and Hedging Activities.*

License Agreements

We own various registered and unregistered trademarks and service marks, and have rights under licenses to use various trademarks that are of material importance to our business. We also grant trademark licenses to third parties to produce and sell pantry items, flavored milks and various other products primarily under the *HERSHEY'S* and *REESE'S* brand names.

Research and Development

We expense research and development costs as incurred. Research and development expense was $39.0 million in 2012, $33.2 million in 2011 and $31.1 million in 2010. Research and development expense is included in selling, marketing and administrative expenses.

Advertising

We expense advertising costs as incurred. Advertising expense, which is included in selling, marketing and administrative expenses, was $480.0 million in 2012, $414.2 million in 2011 and $391.1 million in 2010. Prepaid advertising expense as of December 31, 2012 was $9.5 million and as of December 31, 2011 was $3.2 million.

Computer Software

We capitalize costs associated with software developed or obtained for internal use when both the preliminary project stage is completed and it is probable that computer software being developed will be completed and placed in service. Capitalized costs include only (i) external direct costs of materials and services consumed in developing or obtaining internal-use software, (ii) payroll and other related costs for employees who are directly associated with and who devote time to the internal-use software project and (iii) interest costs incurred, when material, while developing internal-use software. We cease capitalization of such costs no later than the point at which the project is substantially complete and ready for its intended purpose.

The unamortized amount of capitalized software was $50.5 million as of December 31, 2012 and was $49.4 million as of December 31, 2011. We amortize software costs using the straight-line method over the expected life of the software, generally 3 to 5 years. Accumulated amortization of capitalized software was $256.1 million as of December 31, 2012 and $232.8 million as of December 31, 2011.

We review the carrying value of software and development costs for impairment in accordance with our policy pertaining to the impairment of long-lived assets. Generally, we measure impairment under the following circumstances:

- When internal-use computer software is not expected to provide substantive service potential;
- A significant change occurs in the extent or manner in which the software is used or is expected to be used;
- A significant change is made or will be made to the software program; and
- Costs of developing or modifying internal-use computer software significantly exceed the amount originally expected to develop or modify the software.

Reclassifications and Prior Period Adjustments

We have made certain reclassifications to prior year amounts to conform to the 2012 presentation. Additionally, the Company elected to adjust certain accrued liabilities associated with insurance programs that had been historically overstated. Accordingly, an adjustment of $13.4 million was recorded to reduce other long-term liabilities, with a corresponding reduction of non-current deferred tax assets of $5.1 million, resulting in an adjustment to increase opening retained earnings by $8.3 million. Adjustments were made to the Consolidated Balance Sheets, the Consolidated Statements of Stockholders' Equity and Notes to Consolidated Financial Statements for all periods presented.

An adjustment was made to the Consolidated Statement of Cash Flows for the year ended December 31, 2011, to reflect a loan to affiliate of $7.0 million in Cash Provided From (Used by) Investing Activities. This adjustment resulted in a corresponding reduction of cash used by other assets and liabilities and an increase in Net Cash Provided from Operating Activities for the year.

The impact of these corrections is not considered material to the consolidated financial statements for any of the periods presented.

2. BUSINESS ACQUISITIONS

Acquisitions of businesses are accounted for as purchases and, accordingly, their results of operations have been included in the consolidated financial statements since the respective dates of the acquisitions. The purchase price for each of the acquisitions is allocated to the assets acquired and liabilities assumed.

In January 2012, we acquired all of the outstanding stock of Brookside Foods Ltd. ("Brookside"), a privately held confectionery company based in Abbottsford, British Columbia, Canada. As part of this transaction, we acquired two production facilities located in British Columbia and Quebec. The Brookside product line is primarily sold in the U.S. and Canada in a take home re-sealable pack type.

Our financial statements reflect the final accounting for the Brookside acquisition. The purchase price for the acquisition was approximately $172.9 million. The purchase price allocation of the Brookside acquisition is as follows:

In thousands of dollars	Purchase Price Allocation	Estimated Useful Life in Years
Goodwill	$ 67,974	Indefinite
Trademarks	60,253	25
Other intangibles[(1)]	51,057	6 to 17
Other assets, net of liabilities assumed of $18.7 million	21,673	
Non-current deferred tax liabilities	(28,101)	
Purchase price	$ 172,856	

(1) Includes customer relationships, patents and covenants not to compete.

The excess purchase price over the estimated value of the net tangible and identifiable intangible assets was recorded to goodwill. The goodwill is not expected to be deductible for tax purposes.

In February 2011, we acquired a 49% interest in Tri-US, Inc. of Boulder, Colorado, a company that manufactures, markets and sells nutritional beverages under the "*mix1*" brand name. We invested $5.8 million and accounted for this investment using the equity method until January 2012. In January 2012, we made an additional investment of $6.0 million in Tri-US, Inc., resulting in a controlling ownership interest of approximately 69%.

We included results of these businesses subsequent to the acquisition dates in the consolidated financial statements. If we had included the results of these businesses in the consolidated financial statements for each of the periods presented, the effect would not have been material.

3. BUSINESS REALIGNMENT AND IMPAIRMENT CHARGES

In June 2010, we announced Project Next Century (the "Next Century program") as part of our ongoing efforts to create an advantaged supply chain and competitive cost structure. As part of the program, production was to transition from the Company's century-old facility at 19 East Chocolate Avenue in Hershey, Pennsylvania, to an expanded West Hershey facility, which was built in 1992. Production from the 19 East Chocolate Avenue plant, as well as a portion of the workforce, was fully transitioned to the West Hershey facility during 2012.

We estimate that the Next Century program will incur pre-tax charges and non-recurring project implementation costs of $190 million to $200 million. This estimate includes $170 million to $180 million in pre-tax business realignment and impairment charges and approximately $20 million in project implementation and start-up costs, in addition to pension settlement losses of $15.8 million which were recorded in 2012. As of December 31, 2012, total costs of $173.6 million have been recorded over the last three years for the Next Century program. Total costs of $76.3 million were recorded during 2012. Total costs of $43.4 million were recorded in 2011 and total costs of $53.9 million were recorded in 2010.

In September 2011, we entered into a sale and leasing agreement for the 19 East Chocolate Avenue manufacturing facility with Chocolate Realty DST, a Delaware Statutory Trust. Chocolate Realty DST is not affiliated with the Milton Hershey School Trust. We are leasing a portion of the building for administrative office space under the agreement. As a result of our continuing involvement and use of the property, we are deemed to be the owner of the property for accounting purposes. We received net proceeds of $47.6 million and recorded a lease financing obligation of $50.0 million under the leasing agreement in 2011. The initial term of the agreement expires in 2041.

In December 2012, the Board of Directors of Tri-US, Inc. decided to immediately cease operations and dissolve the company as a result of operational difficulties, quality issues and competitive constraints. In December 2012, the Company recorded non-cash asset impairment charges of approximately $7.5 million, primarily associated with the write off of goodwill and other intangible assets, including a reduction to reflect the share of the charges associated with the noncontrolling interests.

During the second quarter of 2010 we completed an impairment evaluation of goodwill and other intangible assets associated with Godrej Hershey Ltd. Based on this evaluation, we recorded a non-cash goodwill impairment charge of $44.7 million, including a reduction to reflect the share of the charge associated with the noncontrolling interests.

During 2009, we completed our comprehensive, three-year supply chain transformation program (the "global supply chain transformation program").

Charges (credits) associated with business realignment initiatives and impairment recorded during 2012, 2011 and 2010 were as follows:

For the years ended December 31,	2012	2011	2010
In thousands of dollars			
Cost of sales			
Next Century program	**$ 36,383**	$ 39,280	$ 13,644
Global supply chain transformation program	**—**	5,816	—
Total cost of sales	**36,383**	45,096	13,644
Selling, marketing and administrative - Next Century program	**2,446**	4,961	1,493
Business realignment and impairment charges, net			
Next Century program:			
Pension settlement loss	**15,787**	—	—
Plant closure expenses and fixed asset impairment	**20,780**	8,620	5,516
Employee separation costs (credits)	**914**	(9,506)	33,225
Tri-US, Inc. asset impairment charges	**7,457**	—	—
Godrej Hershey Ltd. goodwill impairment	**—**	—	44,692
Total business realignment and impairment charges (credits), net	**44,938**	(886)	83,433
Total net charges associated with business realignment initiatives and impairment	**$ 83,767**	$ 49,171	$ 98,570

Next Century Program

The charge of $36.4 million recorded in cost of sales during 2012 related primarily to start-up costs and accelerated depreciation of fixed assets over a reduced estimated remaining useful life associated with the Next Century program. A charge of $2.4 million was recorded in selling, marketing and administrative expenses during 2012 for project administration related to the Next Century program. The level of lump sum withdrawals during 2012 from one of the Company's pension plans by employees retiring or leaving the Company, primarily under the Next Century program, resulted in a non-cash pension settlement loss of $15.8 million. Expenses of $20.8 million were recorded in 2012 primarily related to costs associated with the closure of a manufacturing facility and the relocation of production lines.

The charge of $39.3 million recorded in cost of sales during 2011 related primarily to accelerated depreciation of fixed assets over a reduced estimated remaining useful life associated with the Next Century program. A charge of $5.0 million was recorded in selling, marketing and administrative expenses during 2011 for project administration related to the Next Century program. Plant closure expenses of $8.6 million were recorded in 2011 primarily related to costs associated with the relocation of production lines. Employee separation costs were reduced by $9.5 million during 2011, which consisted of an $11.2 million credit reflecting lower expected costs related to voluntary and involuntary terminations at the two manufacturing facilities and a net benefits curtailment loss of $1.7 million also related to the employee terminations.

The charge of $13.6 million recorded in cost of sales during 2010 related primarily to accelerated depreciation of fixed assets over a reduced estimated remaining useful life associated with the Next Century program. A charge of $1.5 million was recorded in selling, marketing and administrative expenses during 2010 for project administration. Fixed asset impairment charges of $5.5 million were recorded during 2010. In determining the costs related to fixed asset impairments, fair value was estimated based on the expected sales proceeds. Employee separation costs of $33.2 million during 2010 were related to expected voluntary and involuntary terminations at the two manufacturing facilities.

Global Supply Chain Transformation Program

The charge of $5.8 million recorded in 2011 was due to a decline in the estimated net realizable value of two properties being held for sale.

Tri-US, Inc. Impairment Charges

In February 2011, we acquired a 49% interest in Tri-US, Inc. of Boulder, Colorado, a company that manufactures, markets and sells nutritional beverages under the "*mix1*" brand name. We invested $5.8 million and accounted for this investment using the equity method until January 2012. In January 2012, we made an additional investment of $6.0 million in Tri-US, Inc., resulting in a controlling ownership interest of approximately 69%. In December 2012, the Board of Directors of Tri-US, Inc. decided to immediately cease operations and dissolve the company as a result of operational difficulties, quality issues and competitive constraints. It was determined that investments necessary to continue the business would not generate a sufficient return. Accordingly, in December 2012, the Company recorded non-cash asset impairment charges of approximately $7.5 million, primarily associated with the write off of goodwill and other intangible assets. These charges excluded the portion of the losses attributable to the noncontrolling interests.

Godrej Hershey Ltd. Goodwill Impairment

As a result of operating performance that was below expectations, we completed an impairment evaluation of goodwill and other intangible assets of Godrej Hershey Ltd. during the second quarter of 2010. As a result of reduced expectations for future cash flows from lower than expected profitability, we determined that the carrying amount of Godrej Hershey Ltd. exceeded its fair value. As a result, we recorded a non-cash goodwill impairment charge of $44.7 million to reduce the carrying value of Godrej Hershey Ltd. to its fair value, including a reduction to reflect the share of the charge associated with the noncontrolling interests. There was no tax benefit associated with this charge. For more information on our accounting policies for goodwill and other intangible assets see pages 44 and 45.

Liabilities Associated with Business Realignment Initiatives

As of December 31, 2012, the liability balance relating to the Next Century program was $7.6 million primarily for estimated employee separation costs which were recorded in 2011 and 2010. We made payments against the liabilities recorded for the Next Century program of $12.8 million in 2012 and $2.2 million in 2011 related to employee separation and project administration costs and the remainder will be paid in 2013.

4. NONCONTROLLING INTERESTS IN SUBSIDIARIES

In May 2007, we entered into an agreement with Godrej Beverages and Foods, Ltd., a consumer goods, confectionery and food company, to manufacture and distribute confectionery products, snacks and beverages across India. Under the agreement, we owned a 51% controlling interest in Godrej Hershey Ltd. In June 2010, the Company and the noncontrolling interests executed a rights agreement with Godrej Hershey Ltd. in the form of unsecured compulsorily and fully convertible debentures. The Company contributed cash of approximately $11.1 million and the noncontrolling interests contributed $9.3 million associated with the rights agreement. The ownership interest percentages in Godrej Hershey Ltd. did not change significantly as a result of these contributions. The noncontrolling interests in Godrej Hershey Ltd. were included in the equity section of the Consolidated Balance Sheets. In September 2012, we acquired the remaining 49% interest in Godrej Hershey Ltd. for approximately $15.8 million. Since the Company had a controlling interest in Godrej Hershey Ltd., the difference between the amount paid and the carrying amount of the noncontrolling interest of $10.3 million was recorded as a reduction to additional paid-in capital and the noncontrolling interest in Godrej Hershey Ltd. was eliminated as of September 30, 2012.

We own a 51% controlling interest in Hershey do Brasil under a cooperative agreement with Pandurata Netherlands B.V. ("Bauducco"), a leading manufacturer of baked goods in Brazil whose primary brand is Bauducco. During 2012, the Company contributed cash of approximately $3.1 million to Hershey do Brasil and Bauducco contributed approximately $2.9 million. During 2012, we also loaned $7.0 million to Hershey do Brasil to finance manufacturing capacity expansion. In September 2010, the Company contributed cash of approximately $1.0 million to Hershey do Brasil and Bauducco contributed approximately $0.9 million. The noncontrolling interest in Hershey do Brasil is included in the equity section of the Consolidated Balance Sheets.

The decrease in noncontrolling interests in subsidiaries from $23.6 million as of December 31, 2011 to $11.6 million as of December 31, 2012 reflected the impact of the acquisition of the remaining 49% interest in Godrej Hershey Ltd. in September 2012 and the noncontrolling interests' share of losses of these entities, as well as the impact of currency translation adjustments. These decreases were partially offset by the impact of the cash contributed by Bauducco. The share of losses pertaining to the noncontrolling interests in subsidiaries was $9.6 million for the year ended December 31, 2012, $7.4 million for the year ended December 31, 2011 and $8.2 million for the year ended December 31, 2010. This was reflected in selling, marketing and administrative expenses.

5. COMMITMENTS AND CONTINGENCIES

We enter into certain obligations for the purchase of raw materials. These obligations are primarily in the form of forward contracts for the purchase of raw materials from third-party brokers and dealers. These contracts minimize the effect of future price fluctuations by fixing the price of part or all of these purchase obligations. Total obligations for each year consisted of fixed price contracts for the purchase of commodities and unpriced contracts that were valued using market prices as of December 31, 2012.

The cost of commodities associated with the unpriced contracts is variable as market prices change over future periods. We mitigate the variability of these costs to the extent that we have entered into commodities futures contracts or other commodity derivative instruments to hedge our costs for those periods. Increases or decreases in market prices are offset by gains or losses on commodities futures contracts or other commodity derivative instruments. Taking delivery of and making payments for the specific commodities for use in the manufacture of finished goods satisfies our obligations under the forward purchase contracts. For each of the three years in the period ended December 31, 2012, we satisfied these obligations by taking delivery of and making payment for the specific commodities.

As of December 31, 2012, we had entered into purchase agreements with various suppliers. Subject to meeting our quality standards, the purchase obligations covered by these agreements were as follows as of December 31, 2012:

Obligations In millions of dollars	2013	2014	2015	2016
Purchase obligations	$ 1,216.2	$ 497.6	$ 298.7	$ 155.5

We have commitments under various lease obligations. Future minimum payments under lease obligations with a remaining term in excess of one year were as follows as of December 31, 2012:

Lease Obligations In millions of dollars	2013	2014	2015	2016	2017	Thereafter
Future minimum rental payments	$ 13.7	$ 11.8	$ 10.9	$ 9.9	$ 8.0	$ 5.5

Future minimum rental payments reflect commitments under non-cancelable operating leases primarily for offices, retail stores, warehouse and distribution facilities, and certain equipment.

We have a number of facilities that contain varying amounts of asbestos in certain locations within the facilities. Our asbestos management program is compliant with current applicable regulations. Current regulations require that we handle or dispose of asbestos in a special manner if such facilities undergo major renovations or are demolished. Costs associated with the removal of asbestos related to the closure of a manufacturing facility under the Next Century program were recorded in 2012 and included in business realignment and impairment charges. The costs associated with the removal of asbestos from the facility were not material. With regard to other facilities, we believe we do not have sufficient information to estimate the fair value of any asset retirement obligations related to these facilities. We cannot specify the settlement date or range of potential settlement dates and, therefore, sufficient information is not available to apply an expected present value technique. We expect to maintain the facilities with repairs and maintenance activities that would not involve or require the removal of asbestos.

As of December 31, 2012, certain real estate associated with the closure of facilities under the global supply chain transformation program was being held for sale. Obligations related to the environmental remediation of this real estate have been reflected in our current estimates.

In 2007, the Competition Bureau of Canada began an inquiry into alleged violations of the Canadian *Competition Act* in the sale and supply of chocolate products sold in Canada between 2002 and 2008 by members of the confectionery industry, including Hershey Canada, Inc. The U.S. Department of Justice also notified the Company in 2007 that it had opened an inquiry, but has not requested any information or documents.

Subsequently, 13 civil lawsuits were filed in Canada and 91 civil lawsuits were filed in the United States against the Company. The lawsuits were instituted on behalf of direct purchasers of our products as well as indirect purchasers that purchase our products for use or for resale. Several other chocolate and confectionery companies were named as defendants in these lawsuits as they also were the subject of investigations and/or inquiries by the government entities referenced above. The cases seek recovery for losses suffered as a result of alleged conspiracies in restraint of trade in connection with the pricing practices of the defendants. The Canadian civil cases were settled in 2012. The Canadian Competition Bureau investigation remains pending. However, Hershey Canada, Inc. has reached a tentative settlement agreement with the Canadian government with regard to its investigation and the Company has accrued a liability related thereto. We do not believe the terms of the tentative settlement agreement should have a material impact on the Company's results of operations, financial position or liquidity.

With regard to the U.S. lawsuits, the Judicial Panel on Multidistrict Litigation assigned the cases to the U.S. District Court for the Middle District of Pennsylvania. Plaintiffs are seeking actual and treble damages against the Company and other defendants based on an alleged overcharge for certain, or in some cases all chocolate products sold in the U.S. between 2003 and 2008. The lawsuits have been proceeding on different scheduling tracks for different groups of plaintiffs.

Defendants have briefed summary judgment against the plaintiffs that have not sought class certification (the "Opt-Out Plaintiffs"). The plaintiffs that purchased products from defendants directly (the "Direct Purchaser Plaintiffs") were granted class certification in December 2012. Defendants will conduct expert discovery on liability and damages and brief summary judgment against the Direct Purchaser Plaintiffs through the third quarter of 2013. The hearing on summary judgment for the Direct Purchaser Plaintiffs is scheduled for September 2013, combined with the summary judgment hearing for the Opt-Out Plaintiffs. Putative class plaintiffs that purchased product indirectly for resale (the "Indirect Purchasers for Resale") have a May 1, 2013 deadline to file for class certification. Putative class plaintiffs that purchased product indirectly for use (the "Indirect End Users") may seek class certification after summary judgment against the Direct Purchaser Plaintiffs and the Opt-Out Plaintiffs has been resolved. No trial date has been set for any group of plaintiffs. The Company will continue to vigorously defend against these lawsuits.

At this stage, we are unable to predict the range of any potential liability that is reasonably possible as a result of the proceedings outlined above. Competition and antitrust law investigations can be lengthy and violations are subject to civil and/or criminal fines and other sanctions. Class action civil antitrust lawsuits are expensive to defend and could result in significant judgments, including in some cases, payment of treble damages and/or attorneys' fees to the successful plaintiff. Additionally, negative publicity involving these proceedings could affect our Company's brands and reputation, possibly resulting in decreased demand for our products. These possible consequences, in our opinion, should not materially impact our financial position or liquidity, but could materially impact our results of operations and cash flows in the period in which they are accrued or paid, respectively. Please refer to Item 1A. Risk Factors, beginning on page 9, for additional information concerning the key risks to achieving the Company's future performance goals.

We have no other material pending legal proceedings, other than ordinary routine litigation incidental to our business.

6. DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

We classify derivatives as assets or liabilities on the balance sheet. Accounting for the change in fair value of the derivative depends on:

- Whether the instrument qualifies for, and has been designated as, a hedging relationship; and
- The type of hedging relationship.

There are three types of hedging relationships:

- Cash flow hedge;
- Fair value hedge; and
- Hedge of foreign currency exposure of a net investment in a foreign operation.

As of December 31, 2012 and 2011, all of our derivative instruments were classified as cash flow hedges.

The amount of net losses on cash flow hedging derivatives, including interest rate swap agreements, foreign exchange forward contracts and options, commodities futures and options contracts, and other commodity derivative instruments expected to be reclassified into earnings in the next 12 months was approximately $12.8 million after tax as of December 31, 2012. This amount was primarily associated with commodities futures contracts.

Objectives, Strategies and Accounting Policies Associated with Derivative Instruments

We use certain derivative instruments, from time to time, to manage risks. These include interest rate swaps to manage interest rate risk; foreign currency forward exchange contracts and options to manage foreign currency exchange rate risk; and commodities futures and options contracts to manage commodity market price risk exposures.

We enter into interest rate swap agreements and foreign exchange forward contracts and options for periods consistent with related underlying exposures. These derivative instruments do not constitute positions independent of those exposures.

We enter into commodities futures and options contracts and other derivative instruments for varying periods. These commodity derivative instruments are intended to be, and are effective as hedges of market price risks associated with anticipated raw material purchases, energy requirements and transportation costs. We do not hold or issue derivative instruments for trading purposes and are not a party to any instruments with leverage or prepayment features.

In entering into these contracts, we have assumed the risk that might arise from the possible inability of counterparties to meet the terms of their contracts. We mitigate this risk by performing financial assessments prior to contract execution, conducting periodic evaluations of counterparty performance and maintaining a diverse portfolio of qualified counterparties. We do not expect any significant losses from counterparty defaults.

Interest Rate Swaps

In order to manage interest rate exposure, from time to time, we enter into interest rate swap agreements. We include gains and losses on interest rate swap agreements in other comprehensive income. We recognize the gains and losses on interest rate swap agreements as an adjustment to interest expense in the same period as the hedged interest payments affect earnings. We classify cash flows from interest rate swap agreements as net cash provided from operating activities on the Consolidated Statements of Cash Flows. Our risk related to the swap agreements is limited to the cost of replacing the agreements at prevailing market rates.

Foreign Exchange Forward Contracts and Options

We enter into foreign exchange forward contracts and options to hedge transactions primarily related to commitments and forecasted purchases of equipment, raw materials and finished goods denominated in foreign currencies. We may also hedge payment of forecasted intercompany transactions with our subsidiaries outside of the United States. These contracts reduce currency risk from exchange rate movements. We generally hedge foreign currency price risks for periods from 3 to 24 months. In entering into these contracts, we have assumed the risk that might arise from the possible inability of counterparties to meet the terms of their contracts. As of December 31, 2012, we did not have any material exposure associated with foreign exchange forward contracts and options entered into with European financial institutions. We do not expect any significant losses from counterparty defaults.

Foreign exchange forward contracts and options are effective as hedges of identifiable foreign currency commitments or forecasted transactions. Since there is a direct relationship between the foreign currency derivatives and the foreign currency denomination of the transactions, the derivatives are highly effective in hedging cash flows related to transactions denominated in the corresponding foreign currencies. We designate our foreign exchange forward contracts and options as cash flow hedging derivatives.

These contracts meet the criteria for cash flow hedge accounting treatment. We classify the fair value of foreign exchange forward contracts as prepaid expenses and other current assets, other non-current assets, accrued liabilities or other long-term liabilities on the Consolidated Balance Sheets. We report the offset to the foreign exchange forward contracts and options contracts in accumulated other comprehensive loss, net of income taxes. We record gains and losses on these contracts as a component of other comprehensive income and reclassify them into earnings in the same period during which the hedged transactions affect earnings. For hedges associated with the purchase of equipment, we designate the related cash flows as net cash flows (used by) provided from investing activities on the Consolidated Statements of Cash Flows. We classify cash flows from other foreign exchange forward contracts and options as net cash provided from operating activities.

As of December 31, 2012, the fair value of foreign exchange forward contracts and options with gains totaled $2.1 million and the fair value of foreign exchange forward contracts and options with losses totaled $0.9 million. Over the last three years the volume of activity for foreign exchange forward contracts to purchase foreign currencies ranged from a contract amount of $17.1 million to $93.2 million. Over the same period, the volume of activity for foreign exchange forward contracts to sell foreign currencies ranged from a contract amount of $31.8 million to $192.8 million.

Commodities Futures and Options Contracts

We enter into commodities futures and options contracts and other commodity derivative instruments to reduce the effect of future price fluctuations associated with the purchase of raw materials, energy requirements and transportation services. We generally hedge commodity price risks for 3 to 24 month periods. Commodities futures and options contracts and other commodity derivative instruments are highly effective in hedging price risks for our raw material requirements, energy requirements and transportation costs. Because our commodities futures and options contracts and other commodity derivative instruments meet hedge accounting requirements, we account for them as cash flow hedges. Accordingly, we include gains and losses on hedging instruments in other comprehensive income. We recognize gains and losses ratably in cost of sales in the same period that we record the hedged raw material requirements in cost of sales.

We use exchange traded futures contracts to hedge price fluctuations of unpriced physical forward purchase contracts, as well as forecasted purchases for which we have not entered into unpriced physical forward purchase contracts. Fixed-price physical forward purchase contracts are accounted for as "normal purchases and sales" contracts and, therefore, are not accounted for as derivative instruments. On a daily basis, we receive or make cash transfers reflecting changes in the value of exchange-traded futures contracts (unrealized gains and losses). As mentioned above, such gains and losses are included as a component of other comprehensive income. The cash transfers offset higher or lower cash requirements for payment of future invoice prices for raw materials, energy requirements and transportation costs.

Over the last three years our total annual volume of futures and options traded in conjunction with commodities hedging strategies ranged from approximately 50,000 to 60,000 contracts. We use futures and options contracts and other non-exchange traded commodity derivative instruments in combination with forward purchasing of cocoa products, sugar, corn sweeteners, natural gas and certain dairy products, primarily to reduce the risk of future price increases and provide visibility to future costs. Our commodity procurement practices are intended to reduce the risk of future price increases and provide visibility to future costs, but also may potentially limit our ability to benefit from possible price decreases.

Hedge Effectiveness—Commodities

We perform an assessment of hedge effectiveness for commodities futures and options contracts and other commodity derivative instruments on a quarterly basis. Because of the rollover strategy used for commodities futures contracts, as required by futures market conditions, some ineffectiveness may result in hedging forecasted manufacturing requirements. This occurs as we switch futures contracts from nearby contract positions to contract positions that are required to fix the price of anticipated manufacturing requirements. Hedge ineffectiveness may also result from variability in basis differentials associated with the purchase of raw materials for manufacturing requirements. We record the ineffective portion of gains or losses on commodities futures and options contracts currently in cost of sales.

The prices of commodities futures contracts reflect delivery to the same locations where we take delivery of the physical commodities. Therefore, there is no ineffectiveness resulting from differences in location between the derivative and the hedged item.

Financial Statement Location and Amounts Pertaining to Derivative Instruments

The fair value of derivative instruments in the Consolidated Balance Sheet as of December 31, 2012 was as follows:

Balance Sheet Caption	Interest Rate Swap Agreements	Foreign Exchange Forward Contracts and Options	Commodities Futures and Options Contracts
In thousands of dollars			
Prepaid expense and other current assets	$ —	$ 2,119	$ —
Other assets	$ —	$ —	$ —
Accrued liabilities	$ 12,502	$ 917	$ 2,010
Other long-term liabilities	$ 922	$ —	$ —

The fair value of derivative instruments in the Consolidated Balance Sheet as of December 31, 2011 was as follows:

Balance Sheet Caption	Foreign Exchange Forward Contracts and Options	Commodities Futures and Options Contracts
In thousands of dollars		
Prepaid expense and other current assets	$ 3,954	$ 3,929
Other assets	$ —	$ —
Accrued liabilities	$ 5,297	$ 2,103
Other long-term liabilities	$ 12	$ —

The fair value of the interest rate swap agreements represents the difference in the present values of cash flows calculated at the contracted interest rates and at current market interest rates at the end of the period. We calculate the fair value of interest rate swap agreements quarterly based on the quoted market prices for similar financial instruments.

The fair value of foreign exchange forward contracts and options is the amount of the difference between the contracted and current market foreign currency exchange rates at the end of the period. We estimate the fair value of foreign exchange forward contracts and options on a quarterly basis by obtaining market quotes of spot and forward rates for contracts with similar terms, adjusted where necessary for maturity differences.

As of December 31, 2012, accrued liabilities associated with commodities futures and options contracts were primarily related to net cash transfers payable on commodities futures contracts reflecting the change in quoted market prices on the last trading day for the period. As of December 31, 2011, prepaid expense and other current assets associated with commodities futures and options contracts were primarily related to net cash transfers receivable on commodities futures contracts reflecting the change in quoted market prices on the last trading day for the period. Accrued liabilities associated with commodities futures and options contracts were related to the fair value of non-exchange traded commodity derivative instruments. We make or receive cash transfers to or from commodity futures brokers on a daily basis reflecting changes in the value of futures contracts on the IntercontinentalExchange or various other exchanges. These changes in value represent unrealized gains and losses.

The effect of derivative instruments on the Consolidated Statements of Income for the year ended December 31, 2012 was as follows:

Cash Flow Hedging Derivatives	Interest Rate Swap Agreements	Foreign Exchange Forward Contracts and Options	Commodities Futures and Options Contracts
In thousands of dollars			
Gains (losses) recognized in other comprehensive income ("OCI") (effective portion)	$ (13,424)	$ 47	$ 12,834
Gains (losses) reclassified from accumulated OCI into income (effective portion) (a)	$ (3,605)	$ (2,488)	$ (90,900)
Gains recognized in income (ineffective portion) (b)	$ —	$ —	$ 670

The effect of derivative instruments on the Consolidated Statements of Income for the year ended December 31, 2011 was as follows:

Cash Flow Hedging Derivatives	Interest Rate Swap Agreements	Foreign Exchange Forward Contracts and Options	Commodities Futures and Options Contracts
In thousands of dollars			
Gains (losses) recognized in other comprehensive income ("OCI") (effective portion)	$ (19,221)	$ (1,655)	$ (154,135)
Gains (losses) reclassified from accumulated OCI into income (effective portion) (a)	$ 1,263	$ 1,619	$ 17,400
Losses recognized in income (ineffective portion) (b)	$ (996)	$ —	$ (982)

(a) Gains (losses) reclassified from accumulated OCI into income were included in cost of sales for commodities futures and options contracts and other commodity derivative instruments and for foreign exchange forward contracts and options designated as hedges of purchases of inventory. Other gains and losses for foreign exchange forward contracts and options were included in selling, marketing and administrative expenses. Other gains and losses for interest rate swap agreements were included in interest expense.

(b) Gains (losses) recognized in income were included in cost of sales for commodities futures and options contracts and interest expense for interest rate swap agreements.

All gains (losses) recognized currently in income were related to the ineffective portion of the hedging relationship. We recognized no components of gains and losses on cash flow hedging derivatives in income due to excluding such components from the hedge effectiveness assessment.

7. FINANCIAL INSTRUMENTS

The carrying amounts of financial instruments including cash and cash equivalents, accounts receivable, accounts payable and short-term debt approximated fair value as of December 31, 2012 and December 31, 2011, because of the relatively short maturity of these instruments.

The carrying value of long-term debt, including the current portion, was $1,788.7 million as of December 31, 2012, compared with a fair value of $2,060.8 million based on quoted market prices for the same or similar debt issues. The carrying value of long-term debt, including the current portion, was $1,846.1 million as of December 31, 2011 compared with a fair value of $2,121.0 million.

Interest Rate Swaps

In order to manage interest rate exposure, the Company, from time to time, enters into interest rate swap agreements. In April 2012, the Company entered into forward starting interest rate swap agreements to hedge interest rate exposure related to the anticipated $250 million of term financing expected to be executed during 2013 to repay $250 million of 5.0% Notes maturing in April 2013. The weighted-average fixed rate on these forward starting swap agreements was 2.4%. In May

2012, the Company entered into forward starting interest rate swap agreements to hedge interest rate exposure related to the anticipated $250 million of term financing expected to be executed during 2015 to repay $250 million of 4.85% Notes maturing in August 2015. The weighted-average fixed rate on these forward starting swap agreements was 2.7%.

The fair value of interest rate swap agreements was a liability of $13.4 million as of December 31, 2012. The Company's risk related to interest rate swap agreements is limited to the cost of replacing such agreements at prevailing market rates.

In March 2009, we entered into forward starting interest rate swap agreements to hedge interest rate exposure related to the anticipated $250 million of term financing expected to be executed during 2011. In September 2011, the forward starting interest rate swap agreements which were entered into in March 2009 matured, resulting in cash payments by the Company of approximately $26.8 million. Also in September 2011, we entered into forward starting swap agreements to continue to hedge interest rate exposure related to the term financing. These swap agreements were terminated upon the issuance of the 1.5% Notes due November 1, 2016, resulting in cash payments by the Company of $2.3 million in November 2011. The losses on the swap agreements are being amortized as an increase to interest expense over the term of the Notes.

In December 2010, we terminated forward starting swap agreements which were entered into in August 2010 to hedge the anticipated execution of term financing. The swap agreements were terminated upon the issuance of the 4.125% Notes due December 1, 2020, resulting in cash receipts of $13.5 million in December 2010. The gain on the swap agreements is being amortized as a reduction to interest expense over the term of the Notes.

For more information see *Note 6, Derivative Instruments and Hedging Activities.*

Foreign Exchange Forward Contracts

For information on the objectives, strategies and accounting polices related to our use of foreign exchange forward contracts, see *Note 6, Derivative Instruments and Hedging Activities.*

The following table summarizes our foreign exchange activity:

December 31,	2012		2011	
	Contract Amount	Primary Currencies	Contract Amount	Primary Currencies
In millions of dollars				
Foreign exchange forward contracts to purchase foreign currencies	**$ 17.1**	**Euros British pound sterling**	$ 50.4	Euros British pound sterling
Foreign exchange forward contracts to sell foreign currencies	**$ 57.8**	**Canadian dollars**	$ 99.6	Canadian dollars

The fair value of foreign exchange forward contracts is included in prepaid expenses and other current assets, other non-current assets, accrued liabilities or other long-term liabilities, as appropriate.

The combined fair value of our foreign exchange forward contracts included in prepaid expenses and other current assets, other non-current assets, accrued liabilities or other long-term liabilities on the Consolidated Balance Sheets was as follows:

December 31,	2012	2011
In millions of dollars		
Fair value of foreign exchange forward contracts, net — asset (liability)	**$ 1.2**	$ (1.4)

8. FAIR VALUE ACCOUNTING

We follow a fair value measurement hierarchy to price certain assets or liabilities. The fair value is determined based on inputs or assumptions that market participants would use in pricing the asset or liability. These assumptions consist of (1) observable inputs - market data obtained from independent sources, or (2) unobservable inputs - market data determined using the Company's own assumptions about valuation.

We prioritize the inputs to valuation techniques, with the highest priority being given to Level 1 inputs and the lowest priority to Level 3 inputs, as defined below:

- Level 1 Inputs – quoted prices in active markets for identical assets or liabilities;
- Level 2 Inputs – quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar instruments in markets that are not active; inputs other than quoted prices that are observable; and inputs that are derived from or corroborated by observable market data by correlation; and
- Level 3 Inputs – unobservable inputs used to the extent that observable inputs are not available. These reflect the entity's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

We use certain derivative instruments, from time to time, to manage interest rate, foreign currency exchange rate and commodity market price risk exposures, all of which are recorded at fair value based on quoted market prices or rates.

A summary of our cash flow hedging derivative assets and liabilities measured at fair value on a recurring basis as of December 31, 2012, is as follows:

Description	Fair Value as of December 31, 2012	Quoted Prices in Active Markets of Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
In thousands of dollars				
Assets				
Cash flow hedging derivatives	$ 39,175	$ 37,056	$ 2,119	$ —
Liabilities				
Cash flow hedging derivatives	$ 53,407	$ 39,066	$ 14,341	$ —

As of December 31, 2012, cash flow hedging derivative Level 1 assets were primarily related to cash transfers receivable on commodities futures contracts with gains resulting from the change in quoted market prices on the last trading day for the period. As of December 31, 2012, cash flow hedging derivative Level 1 liabilities were primarily related to cash transfers payable on commodities futures contracts with losses resulting from the change in quoted market prices on the last trading day for the period. We make or receive cash transfers to or from commodity futures brokers on a daily basis reflecting changes in the value of futures contracts on the IntercontinentalExchange or various other exchanges. These changes in value represent unrealized gains and losses.

As of December 31, 2012, cash flow hedging derivative Level 2 assets were related to the fair value of foreign exchange forward contracts and options with gains. Cash flow hedging Level 2 liabilities were related to the fair value of interest swap agreements and foreign exchange forward contracts and options with losses. The fair value of the interest rate swap agreements represents the difference in the present values of cash flows calculated at the contracted interest rates and at current market interest rates at the end of the period. We calculate the fair value of interest rate swap agreements quarterly based on the quoted market prices for similar financial instruments. The fair value of foreign exchange forward contracts and options is the amount of the difference between the contracted and current market foreign currency exchange rates at the end of the period. We estimate the fair value of foreign exchange forward contracts and options on a quarterly basis by obtaining market quotes of spot and forward rates for contracts with similar terms, adjusted where necessary for maturity differences.

A summary of our cash flow hedging derivative assets and liabilities measured at fair value on a recurring basis as of December 31, 2011, is as follows:

Description	Fair Value as of December 31, 2011	Quoted Prices in Active Markets of Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
In thousands of dollars				
Assets				
Cash flow hedging derivatives	$ 7,883	$ 3,929	$ 3,954	$ —
Liabilities				
Cash flow hedging derivatives	$ 7,412	$ 2,103	$ 5,309	$ —

As of December 31, 2011, cash flow hedging derivative Level 1 assets were primarily related to net cash transfers receivable on commodities futures contracts reflecting the change in quoted market prices on the last trading day for the period. As of December 31, 2011, cash flow hedging derivative Level 1 liabilities were related to the fair value of commodity derivative instruments.

As of December 31, 2011, cash flow hedging derivative Level 2 assets were related to the fair value of foreign exchange forward contracts and options with gains. Cash flow hedging Level 2 liabilities were related to foreign exchange forward contracts and options with losses.

9. COMPREHENSIVE INCOME

A summary of the components of comprehensive income is as follows:

For the year ended December 31, 2012	Pre-Tax Amount	Tax (Expense) Benefit	After-Tax Amount
In thousands of dollars			
Net income			**$ 660,931**
Other comprehensive income (loss):			
Foreign currency translation adjustments	**$ 7,714**	**$ —**	**7,714**
Pension and post-retirement benefit plans	**(15,159)**	**5,525**	**(9,634)**
Cash flow hedges:			
Losses on cash flow hedging derivatives	**(543)**	**(325)**	**(868)**
Reclassification adjustments	**96,993**	**(36,950)**	**60,043**
Total other comprehensive income	**$ 89,005**	**$ (31,750)**	**57,255**
Comprehensive income			**$ 718,186**

THE HERSHEY COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the year ended December 31, 2011	Pre-Tax Amount	Tax (Expense) Benefit	After-Tax Amount
In thousands of dollars			
Net income			$ 628,962
Other comprehensive income (loss):			
Foreign currency translation adjustments	$ (21,213)	$ —	(21,213)
Pension and post-retirement benefit plans	(137,918)	52,095	(85,823)
Cash flow hedges:			
Losses on cash flow hedging derivatives	(175,011)	67,298	(107,713)
Reclassification adjustments	(20,282)	7,767	(12,515)
Total other comprehensive loss	$ (354,424)	$ 127,160	(227,264)
Comprehensive income			$ 401,698

For the year ended December 31, 2010	Pre-Tax Amount	Tax (Expense) Benefit	After-Tax Amount
In thousands of dollars			
Net income			$ 509,799
Other comprehensive income (loss):			
Foreign currency translation adjustments	$ 14,123	$ —	14,123
Pension and post-retirement benefit plans	10,529	(5,399)	5,130
Cash flow hedges:			
Gains on cash flow hedging derivatives	3,260	(2,259)	1,001
Reclassification adjustments	(52,634)	20,157	(32,477)
Total other comprehensive loss	$ (24,722)	$ 12,499	(12,223)
Comprehensive income			$ 497,576

The components of accumulated other comprehensive loss, as shown on the Consolidated Balance Sheets, are as follows:

December 31,	2012	2011
In thousands of dollars		
Foreign currency translation adjustments	**$ 9,173**	$ 1,459
Pension and post-retirement benefit plans, net of tax	**(366,037)**	(356,403)
Cash flow hedges, net of tax	**(28,212)**	(87,387)
Total accumulated other comprehensive loss	**$ (385,076)**	$ (442,331)

10. INTEREST EXPENSE

Net interest expense consisted of the following:

For the years ended December 31, In thousands of dollars	2012	2011	2010
Long-term debt and lease obligations	**$ 81,203**	$ 85,543	$ 91,144
Short-term debt	**23,084**	17,051	8,676
Capitalized interest	**(5,778)**	(7,814)	(2,116)
Interest expense, gross	**98,509**	94,780	97,704
Interest income	**(2,940)**	(2,597)	(1,270)
Interest expense, net	**$ 95,569**	$ 92,183	$ 96,434

In December 2010, we paid $63.4 million to repurchase $57.5 million of our 6.95% Notes due in 2012 as part of a cash tender offer. As a result of the repurchase, we recorded interest expense on long-term debt of $5.9 million, which represented the premium paid for the tender offer.

11. SHORT-TERM DEBT

As a source of short-term financing, we utilize cash on hand and commercial paper or bank loans with an original maturity of 3 months or less. In October 2011, we entered into a new five-year agreement establishing an unsecured revolving credit facility to borrow up to $1.1 billion, with an option to increase borrowings by an additional $400 million with the consent of the lenders.

The unsecured committed revolving credit agreement contains a financial covenant whereby the ratio of (a) pre-tax income from operations from the most recent four fiscal quarters to (b) consolidated interest expense for the most recent four fiscal quarters may not be less than 2.0 to 1.0 at the end of each fiscal quarter. The credit agreement contains customary representations and warranties and events of default. Payment of outstanding advances may be accelerated, at the option of the lenders, should we default in our obligation under the credit agreement. As of December 31, 2012, we complied with all customary affirmative and negative covenants and the financial covenant pertaining to our credit agreement. There were no significant compensating balance agreements that legally restricted these funds.

In addition to the revolving credit facility, we maintain lines of credit with domestic and international commercial banks. Our credit limit in various currencies was $176.7 million in 2012 and $76.9 million in 2011. These lines permit us to borrow at the banks' prime commercial interest rates, or lower. We had short-term foreign bank loans against these lines of credit for $118.2 million in 2012 and $42.1 million in 2011.

The maximum amount of our short-term borrowings during 2012 was $168.6 million. The weighted-average interest rate on short-term borrowings outstanding was 3.5% as of December 31, 2012 and 9.2% as of December 31, 2011. The lower rate as of December 31, 2012, primarily reflected the rate associated with borrowings of our Canadian business compared with the higher rate as of December 31, 2011, which was primarily associated with short-term borrowings of our international businesses, particularly in India.

We pay commitment fees to maintain our lines of credit. The average fee during 2012 was less than 0.1% per annum of the commitment.

We maintain a consolidated cash management system that includes overdraft positions in certain accounts at several banks. We have the contractual right of offset for the accounts with overdrafts. These offsets reduced cash and cash equivalents by $2.8 million as of December 31, 2012 and $0.6 million as of December 31, 2011.

12. LONG-TERM DEBT

Long-term debt consisted of the following:

December 31,	2012	2011
In thousands of dollars		
6.95% Notes due 2012	$ —	$ 92,533
5.00% Notes due 2013	**250,000**	250,000
4.85% Notes due 2015	**250,000**	250,000
5.45% Notes due 2016	**250,000**	250,000
1.50% Notes due 2016	**250,000**	250,000
4.125% Notes due 2020	**350,000**	350,000
8.8% Debentures due 2021	**100,000**	100,000
7.2% Debentures due 2027	**250,000**	250,000
Other obligations, net of unamortized debt discount	**88,701**	53,560
Total long-term debt	**1,788,701**	1,846,093
Less—current portion	**257,734**	97,593
Long-term portion	**$ 1,530,967**	$ 1,748,500

In December 2010, we paid $63.4 million to repurchase $57.5 million of our 6.95% Notes due in 2012 as part of a cash tender offer. As a result of the repurchase, we recorded interest expense of $5.9 million, which represented the premium paid for the tender offer. We used a portion of the proceeds from the $350 million of 4.125% Notes issued in December 2010 to fund the repurchase.

In September 2011, we repaid $250.0 million of 5.3% Notes due in 2011. In November 2011, we issued $250.0 million of 1.5% Notes due in 2016. The Notes were issued under a shelf registration statement on Form S-3 filed in May 2009 that registered an indeterminate amount of debt securities. The May 2009 WKSI Registration Statement expired in May 2012. Accordingly, we filed a new registration statement on Form S-3 to replace the May 2009 WKSI Registration Statement. The May 2012 WKSI Registration Statement registered an indeterminate amount of debt securities and was effective immediately.

The increase in other obligations was primarily associated with a financing obligation of $36.0 million under the agreement with Ferrero for the construction of a warehouse and distribution facility. The initial term of the agreement is 10 years, with three renewal periods, each with a term of 10 years.

Aggregate annual maturities during the next five years are as follows:

- 2013 — $257.7 million
- 2014 — $0.9 million
- 2015 — $250.9 million
- 2016 — $500.7 million
- 2017 — $0.4 million

Our debt is principally unsecured and of equal priority. None of our debt is convertible into our Common Stock.

13. INCOME TAXES

Our income (loss) before income taxes was as follows:

For the years ended December 31, In thousands of dollars	2012	2011	2010
Domestic	**$ 980,176**	$ 904,418	$ 839,012
Foreign	**35,403**	58,427	(30,148)
Income before income taxes	**$ 1,015,579**	$ 962,845	$ 808,864

The foreign income before income taxes in 2011 included the $17.0 million gain on the sale of non-core trademark licensing rights. The foreign losses before income taxes in 2010 were due primarily to the business realignment and impairment charges recorded during that year.

Our provision for income taxes was as follows:

For the years ended December 31, In thousands of dollars	2012	2011	2010
Current:			
Federal	**$ 299,122**	$ 254,732	$ 283,449
State	**36,187**	32,174	28,423
Foreign	**5,554**	13,366	5,847
Current provision for income taxes	**340,863**	300,272	317,719
Deferred:			
Federal	**5,174**	37,160	(19,590)
State	**1,897**	(1,005)	(2,056)
Foreign	**6,714**	(2,544)	2,992
Deferred income tax provision (benefit)	**13,785**	33,611	(18,654)
Total provision for income taxes	**$ 354,648**	$ 333,883	$ 299,065

The income tax benefit associated with stock-based compensation reduced accrued income taxes on the Consolidated Balance Sheets by $30.2 million as of December 31, 2012 and by $14.0 million as of December 31, 2011. We credited additional paid-in capital to reflect these excess income tax benefits. The deferred income tax provision in 2012 and 2011 primarily reflected the tax effect of bonus depreciation, although to a lesser extent in 2012, partially reduced by the tax effect of charges for the Next Century program.

Deferred taxes reflect temporary differences between the tax basis and financial statement carrying value of assets and liabilities. The tax effects of the significant temporary differences that comprised the deferred tax assets and liabilities were as follows:

December 31,	2012	2011
In thousands of dollars		
Deferred tax assets:		
Post-retirement benefit obligations	**$ 119,140**	$ 120,174
Accrued expenses and other reserves	**112,760**	112,834
Stock-based compensation	**51,388**	62,666
Derivative instruments	**23,822**	62,117
Pension	**72,374**	48,884
Lease financing obligation	**19,035**	19,159
Accrued trade promotion reserves	**30,594**	11,209
Net operating loss carryforwards	**48,455**	51,948
Other	**3,643**	9,016
Gross deferred tax assets	**481,211**	498,007
Valuation allowance	**(74,021)**	(64,551)
Total deferred tax assets	**407,190**	433,456
Deferred tax liabilities:		
Property, plant and equipment, net	**210,406**	188,092
Acquired intangibles	**63,585**	34,912
Inventories	**23,335**	32,775
Other	**10,849**	7,377
Total deferred tax liabilities	**308,175**	263,156
Net deferred tax assets	**$ 99,015**	$ 170,300
Included in:		
Current deferred tax assets, net	**$ 122,224**	$ 136,861
Non-current deferred tax assets, net	**12,448**	33,439
Non-current deferred tax liabilities, net	**(35,657)**	—
Net deferred tax assets	**$ 99,015**	$ 170,300

We believe that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets. The valuation allowances as of December 31, 2012 and 2011 were primarily related to tax loss carryforwards from operations in various foreign tax jurisdictions. Additional information on income tax benefits and expenses related to components of accumulated other comprehensive loss is provided in *Note 9, Comprehensive Income*.

The following table reconciles the Federal statutory income tax rate with our effective income tax rate:

For the years ended December 31,	2012	2011	2010
Federal statutory income tax rate	**35.0%**	35.0%	35.0%
Increase (reduction) resulting from:			
State income taxes, net of Federal income tax benefits	**3.2**	2.4	2.8
Qualified production income deduction	**(2.5)**	(2.2)	(2.4)
Business realignment and impairment charges and gain on sale of trademark licensing rights	**0.2**	(0.1)	1.8
International operations	**(0.1)**	(0.6)	0.4
Other, net	**(0.9)**	0.2	(0.6)
Effective income tax rate	**34.9%**	34.7%	37.0%

Tax rates associated with business realignment and impairment charges increased the effective income tax rate from the Federal statutory income tax rate by 0.2 percentage point for 2012. Tax rates associated with business realignment and impairment charges and gain on sale of trademark licensing rights reduced the effective income tax rate from the Federal statutory income tax rate by 0.1 percentage point for 2011. Tax rates associated with business realignment and impairment charges increased the effective income tax rate from the Federal statutory income tax rate by 1.8 percentage points for 2010. The effect of international operations varied based on the taxable income (loss) of our entities outside of the United States.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

December 31,	2012	2011
In thousands of dollars		
Balance at beginning of year	**$ 53,553**	$ 58,004
Additions for tax positions taken during prior years	**11,335**	4,207
Reductions for tax positions taken during prior years	**(5,478)**	(210)
Additions for tax positions taken during the current year	**5,750**	5,157
Settlements	**(5,234)**	(1,551)
Expiration of statutes of limitations	**(8,406)**	(12,054)
Balance at end of year	**$ 51,520**	$ 53,553

The total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate was $30.8 million as of December 31, 2012 and $40.4 million as of December 31, 2011.

We report accrued interest and penalties related to unrecognized tax benefits in income tax expense. We recognized a tax benefit of $5.3 million in 2012, $0.3 million in 2011 and $3.4 million in 2010 for interest and penalties. Accrued interest and penalties were $8.4 million as of December 31, 2012, and $17.1 million as of December 31, 2011.

We file income tax returns in the U.S. federal jurisdiction and various state and foreign jurisdictions. A number of years may elapse before an uncertain tax position, for which we have unrecognized tax benefits, is audited and finally resolved. While it is often difficult to predict the final outcome or the timing of resolution of any particular uncertain tax position, we believe that our unrecognized tax benefits reflect the most likely outcome. We adjust these unrecognized tax benefits, as well as the related interest, in light of changing facts and circumstances. Settlement of any particular position could require the use of cash. Favorable resolution would be recognized as a reduction to our effective income tax rate in the period of resolution.

The number of years with open tax audits varies depending on the tax jurisdiction. Our major taxing jurisdictions include the United States (federal and state), Canada and Mexico. During the second quarter of 2012, the U.S. Internal Revenue Service ("IRS") completed its audit of our U.S. income tax returns for 2007 and 2008 resulting in the resolution of tax contingencies for those years. Tax examinations by various state taxing authorities could generally be conducted for years beginning in 2008. We are no longer subject to Canadian federal income tax examinations by the Canada Revenue Agency ("CRA") and Mexican federal income tax examinations by Servicio de Administracion Tributaria ("SAT") for years before 2004. During the third quarter of 2010, the CRA commenced its audit of our Canadian income tax returns for 2006 through 2009. U.S., Canadian and Mexican federal audit issues typically involve the timing of deductions and transfer pricing adjustments. We work with the IRS, the CRA and the SAT to resolve proposed audit adjustments and to minimize the amount of adjustments. We do not anticipate that any potential tax adjustments will have a significant impact on our financial position or results of operations.

We reasonably expect reductions in the liability for unrecognized tax benefits of approximately $8.3 million within the next 12 months because of the expiration of statutes of limitations and settlements of tax audits.

As of December 31, 2012, we had approximately $122.1 million of undistributed earnings of our international subsidiaries. We intend to continue to reinvest earnings outside the U.S. for the foreseeable future and, therefore, have not recognized any U.S. tax expense on these earnings.

14. PENSION AND OTHER POST-RETIREMENT BENEFIT PLANS

We sponsor a number of defined benefit pension plans. Our policy is to fund domestic pension liabilities in accordance with the minimum and maximum limits imposed by the Employee Retirement Income Security Act of 1974 ("ERISA") and federal income tax laws. Beginning January 1, 2008, we complied with the funding requirements of the Pension Protection Act of 2006. We fund non-domestic pension liabilities in accordance with laws and regulations applicable to those plans.

We have two post-retirement benefit plans: health care and life insurance. The health care plan is contributory, with participants' contributions adjusted annually. The life insurance plan is non-contributory.

THE HERSHEY COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Obligations and Funded Status

A summary of the changes in benefit obligations and plan assets is as follows:

	Pension Benefits		Other Benefits	
December 31,	**2012**	**2011**	**2012**	**2011**
In thousands of dollars				
Change in benefit obligation				
Projected benefits obligation at beginning of year	**$ 1,156,756**	$ 1,049,766	**$ 318,536**	$ 306,300
Service cost	**30,823**	30,059	**1,172**	1,333
Interest cost	**49,909**	52,960	**13,258**	14,967
Plan amendments	**2**	181	**—**	7,191
Actuarial loss	**112,700**	75,790	**7,916**	8,115
Curtailment	**—**	1,351	**—**	2,961
Settlement	**(49,876)**	(120)	**—**	—
Currency translation and other	**1,903**	(2,052)	**370**	479
Benefits paid	**(64,439)**	(51,179)	**(22,837)**	(22,810)
Projected benefits obligation at end of year	**1,237,778**	1,156,756	**318,415**	318,536
Change in plan assets				
Fair value of plan assets at beginning of year	**961,421**	1,000,318	**—**	—
Actual return on plan assets	**118,073**	5,101	**—**	—
Employer contribution	**21,371**	8,861	**22,837**	22,810
Settlement	**(49,876)**	(120)	**—**	—
Currency translation and other	**1,617**	(1,560)	**—**	—
Benefits paid	**(64,439)**	(51,179)	**(22,837)**	(22,810)
Fair value of plan assets at end of year	**988,167**	961,421	**—**	—
Funded status at end of year	**$ (249,611)**	$ (195,335)	**$ (318,415)**	$ (318,536)

The accumulated benefit obligation for all defined benefit pension plans was $1.2 billion as of December 31, 2012 and $1.1 billion as of December 31, 2011.

We made total contributions to the pension plans of $21.4 million during 2012. In 2011, we made total contributions of $8.9 million to the pension plans. For 2013, minimum funding requirements of our pension plans are approximately $2.8 million.

Amounts recognized in the Consolidated Balance Sheets consisted of the following:

	Pension Benefits		Other Benefits	
December 31,	**2012**	**2011**	**2012**	**2011**
In thousands of dollars				
Accrued liabilities	**$ (9,396)**	$ (21,742)	**$ (26,181)**	$ (28,800)
Other long-term liabilities	**(240,215)**	(173,593)	**(292,234)**	(289,736)
Total	**$ (249,611)**	$ (195,335)	**$ (318,415)**	$ (318,536)

Amounts recognized in accumulated other comprehensive loss, net of tax, consisted of the following:

	Pension Benefits		Other Benefits	
December 31,	**2012**	**2011**	**2012**	**2011**
In thousands of dollars				
Actuarial net (loss)	**$ (362,039)**	$ (356,379)	**$ (6,320)**	$ (1,545)
Net prior service credit (cost)	**5,539**	5,101	**(3,217)**	(3,580)
Total	**$ (356,500)**	$ (351,278)	**$ (9,537)**	$ (5,125)

Plans with accumulated benefit obligations in excess of plan assets were as follows:

December 31,	**2012**	**2011**
In thousands of dollars		
Projected benefit obligation	**$ 1,237,238**	$ 1,087,388
Accumulated benefit obligation	**1,185,214**	1,048,997
Fair value of plan assets	**987,643**	898,852

Components of Net Periodic Benefit Cost and Other Amounts Recognized in Other Comprehensive Income

Net periodic benefit cost for our pension and other post-retirement plans consisted of the following:

	Pension Benefits			Other Benefits		
For the years ended December 31,	**2012**	**2011**	**2010**	**2012**	**2011**	**2010**
In thousands of dollars						
Service cost	**$ 30,823**	$ 30,059	$ 28,287	**$ 1,172**	$ 1,333	$ 1,385
Interest cost	**49,909**	52,960	53,500	**13,258**	14,967	16,254
Expected return on plan assets	**(72,949)**	(78,161)	(76,121)	—	—	—
Amortization of prior service cost (credit)	**731**	1,002	1,142	**619**	(255)	(278)
Amortization of net loss (gain)	**39,723**	28,004	28,522	**(101)**	(71)	(135)
Administrative expenses	**545**	653	412	**120**	244	261
Net periodic benefit cost	**48,782**	34,517	35,742	**15,068**	16,218	17,487
Curtailment loss (credit)	—	1,826	—	—	(174)	—
Settlement loss	**19,676**	46	16	—	—	—
Total amount reflected in earnings	**$ 68,458**	$ 36,389	$ 35,758	**$ 15,068**	$ 16,044	$ 17,487

A portion of the pension settlement loss recorded in 2012, totaling approximately $15.8 million, and the curtailment loss (credit) recorded in 2011 were associated with the Next Century program. The settlement losses recorded in 2011 and 2010 were associated with one of our international businesses. We discuss the Next Century program in *Note 3, Business Realignment and Impairment Charges*.

Amounts recognized in other comprehensive loss (income) and net periodic benefit cost before tax for our pension and other post-retirement plans consisted of the following:

For the years ended December 31,	Pension Benefits			Other Benefits		
	2012	2011	2010	**2012**	2011	2010
In thousands of dollars						
Actuarial net loss (gain)	**$ 8,536**	$ 120,401	$ 5,308	**$ 7,952**	$ 11,216	$ (15,044)
Prior service (credit) cost	**(716)**	(1,313)	(1,086)	**(613)**	7,614	293
Total recognized in other comprehensive loss (income)	**$ 7,820**	$ 119,088	$ 4,222	**$ 7,339**	$ 18,830	$ (14,751)
Total recognized in net periodic benefit cost and other comprehensive loss (income)	**$ 56,602**	$ 153,605	$ 39,964	**$ 22,407**	$ 35,048	$ 2,736

The estimated amounts for the defined benefit pension plans and the post-retirement benefit plans that will be amortized from accumulated other comprehensive income (loss) into net periodic benefit cost over the next fiscal year are as follows (in thousands):

	Pension Plans	Post-Retirement Benefit Plans
Amortization of net actuarial loss (gain)	$ 40,632	$ (18)
Amortization of prior service cost	$ 424	$ 619

Assumptions

Certain weighted-average assumptions used in computing the benefit obligations as of December 31, 2012 and 2011 were as follows:

	Pension Benefits		Other Benefits	
	2012	2011	**2012**	2011
Discount rate	**3.7%**	4.5%	**3.7%**	4.5%
Rate of increase in compensation levels	**4.0%**	4.1%	**N/A**	N/A

For measurement purposes as of December 31, 2012, we assumed a 9.1% annual rate of increase in the per capita cost of covered health care benefits for 2013, grading down to 5.0% by 2019.

For measurement purposes as of December 31, 2011, we assumed a 10.0% annual rate of increase in the per capita cost of covered health care benefits for 2012, grading down to 5.0% by 2019.

Certain weighted-average assumptions used in computing net periodic benefit cost are as follows:

For the years ended December 31,	Pension Benefits			Other Benefits		
	2012	2011	2010	**2012**	2011	2010
Discount rate	**4.5%**	5.2%	5.7%	**4.5%**	5.2%	5.7%
Expected long-term return on plan assets	**8.0%**	8.0%	8.5%	**N/A**	N/A	N/A
Rate of compensation increase	**4.1%**	4.1%	4.1%	**N/A**	N/A	N/A

We based the asset return assumption of 8.0% for 2012, 8.0% for 2011 and 8.5% for 2010 on current and expected asset allocations, as well as historical and expected returns on the plan asset categories. For 2013, we reduced the expected return on plan assets assumption to 7.75% from the 8.0% assumption used during 2012, reflecting lower expected future returns on plan assets. The historical geometric average return over the 25 years prior to December 31, 2012, was approximately 8.4%.

Assumed health care cost trend rates have a significant effect on the amounts reported for the post-retirement health care plans. A one-percentage point change in assumed health care cost trend rates would have the following effects:

Impact of assumed health care cost trend rates	One-Percentage Point Increase	One-Percentage Point (Decrease)
In thousands of dollars		
Effect on total service and interest cost components	$ 216	$ (192)
Effect on post-retirement benefit obligation	5,208	(4,620)

Plan Assets

We broadly diversify our pension plan assets across domestic and international common stock and fixed income asset classes. Our asset investment policies specify ranges of asset allocation percentages for each asset class. The ranges for the domestic pension plans were as follows:

Asset Class	Target Allocation 2012
Equity securities	58% – 85%
Debt securities	15% – 42%
Cash and certain other investments	0% – 5%

As of December 31, 2012, actual allocations were within the specified ranges. We expect the level of volatility in pension plan asset returns to be in line with the overall volatility of the markets within each asset class.

The following table sets forth by level, within the fair value hierarchy, pension plan assets at their fair value as of December 31, 2012:

In thousands of dollars	Quoted prices in active markets of identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant other unobservable inputs (Level 3)	Total assets measured at fair value as of December 31, 2012
Cash and cash equivalents	$ 933	$ 34,027	$ —	$ 34,960
Equity securities:				
U.S. all-cap (a)	50,596	104,102	—	154,698
U.S. large-cap (b)	107,934	—	—	107,934
U.S. small/mid-cap	24,816	—	—	24,816
International all-cap (c)	111,834	2,938	—	114,772
Global all-cap (d)	229,044	—	—	229,044
Domestic real estate	24,892	—	—	24,892
Fixed income securities:				
U.S. government/agency	76,009	27,984	—	103,993
Corporate bonds (e)	38,001	19,691	—	57,692
Collateralized obligations (f)	61,853	27,012	—	88,865
International government/corporate bonds (g)	13,432	33,069	—	46,501
Total Investments	$ 739,344	$ 248,823	$ —	$ 988,167

The following table sets forth by level, within the fair value hierarchy, pension plan assets at their fair value as of December 31, 2011:

In thousands of dollars	Quoted prices in active markets of identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant other unobservable inputs (Level 3)	Total assets measured at fair value as of December 31, 2011
Cash and cash equivalents	$ 4,266	$ 15,875	$ —	$ 20,141
Equity securities:				
U.S. all-cap (a)	79,164	133,580	—	212,744
U.S. large-cap (b)	114,463	—	—	114,463
U.S. small/mid-cap	21,008	—	—	21,008
International all-cap (c)	117,415	2,962	—	120,377
Global all-cap (d)	212,891	8,903	—	221,794
Domestic real estate	22,250	—	—	22,250
Fixed income securities:				
U.S. government/agency	90,403	2,319	—	92,722
Corporate bonds (e)	44,932	3,433	—	48,365
Collateralized obligations (f)	29,507	6,631	—	36,138
International government/corporate bonds (g)	20,997	30,422	—	51,419
Total Investments	$ 757,296	$ 204,125	$ —	$ 961,421

(a) This category comprises equity funds that track the Russell 3000 index.

(b) This category comprises equity funds that track the S&P 500 and/or Russell 1000 indices.

(c) This category comprises equity funds that track the MSCI World Ex-US index.

(d) This category comprises equity funds that track the MSCI World index.

(e) This category comprises fixed income funds primarily invested in investment grade bonds.

(f) This category comprises fixed income funds primarily invested in high quality mortgage-backed securities and other asset-backed obligations.

(g) This category comprises fixed income funds invested in Canadian and other international bonds.

The fair value of the Level 1 assets was based on quoted market prices in active markets for the identical assets. The fair value of the Level 2 assets was determined by management based on an assessment of valuations provided by asset management entities and was calculated by aggregating market prices for all underlying securities.

Investment objectives for our domestic plan assets are:

- To optimize the long-term return on plan assets at an acceptable level of risk;
- To maintain a broad diversification across asset classes;
- To maintain careful control of the risk level within each asset class; and
- To focus on a long-term return objective.

We believe that there are no significant concentrations of risk within our plan assets as of December 31, 2012. We comply with ERISA rules and regulations and we prohibit investments and investment strategies not allowed by ERISA. We do not permit direct purchases of our Company's securities or the use of derivatives for the purpose of speculation. We invest the assets of non-domestic plans in compliance with laws and regulations applicable to those plans.

Cash Flows

Information about the expected cash flows for our pension and other post-retirement benefit plans is as follows:

	Expected Benefit Payments					
	2013	2014	2015	2016	2017	2018-2022
In thousands of dollars						
Pension Benefits	$ 61,840	$ 60,458	$ 63,731	$ 71,315	$ 107,895	$ 494,946
Other Benefits	26,169	25,687	25,092	24,334	23,037	93,966

Multiemployer Pension Plan

With the acquisition of Brookside Foods Ltd. in January 2012, we began participation in the Bakery and Confectionery Union and Industry Canadian Pension Fund, a trustee-managed multiemployer defined benefit pension plan. We currently have approximately 67 employees participating in the plan and contributions were not significant in 2012. Our obligation during the term of the collective bargaining agreement is limited to remitting the required contributions to the plan.

15. SAVINGS PLANS

The Company sponsors several defined contribution plans to provide retirement benefits to employees. Contributions to The Hershey Company 401(k) Plan and similar plans for non-domestic employees are based on a portion of eligible pay up to a defined maximum. All matching contributions were made in cash. Expense associated with the defined contribution plans was $39.8 million in 2012, $35.8 million in 2011 and $34.0 million in 2010.

16. CAPITAL STOCK AND NET INCOME PER SHARE

We had 1,055,000,000 authorized shares of capital stock as of December 31, 2012. Of this total, 900,000,000 shares were designated as Common Stock, 150,000,000 shares as Class B Common Stock ("Class B Stock") and 5,000,000 shares as Preferred Stock. Each class has a par value of one dollar per share. As of December 31, 2012, a combined total of 359,901,744 shares of both classes of common stock had been issued of which 223,786,030 shares were outstanding. No shares of the Preferred Stock were issued or outstanding during the 3-year period ended December 31, 2012.

Holders of the Common Stock and the Class B Stock generally vote together without regard to class on matters submitted to stockholders, including the election of directors. The holders of Common Stock have 1 vote per share and the holders of Class B Stock have 10 votes per share. However, the Common Stock holders, voting separately as a class, are entitled to elect one-sixth of the Board of Directors. With respect to dividend rights, the Common Stock holders are entitled to cash dividends 10% higher than those declared and paid on the Class B Stock.

Class B Stock can be converted into Common Stock on a share-for-share basis at any time. During 2012, 3,225 shares of Class B Stock were converted into Common Stock. During 2011, 74,377 shares were converted and during 2010, 2,489 shares were converted.

THE HERSHEY COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Changes in outstanding Common Stock for the past 3 years were as follows:

For the years ended December 31,	2012	2011	2010
Shares issued	**359,901,744**	359,901,744	359,901,744
Treasury shares at beginning of year	**(134,695,826)**	(132,871,512)	(131,903,468)
Stock repurchases:			
Repurchase programs	**(2,054,354)**	(1,902,753)	—
Stock-based compensation programs	**(5,598,537)**	(5,179,028)	(3,932,373)
Stock issuances:			
Stock-based compensation programs	**6,233,003**	5,257,467	2,964,329
Treasury shares at end of year	**(136,115,714)**	(134,695,826)	(132,871,512)
Net shares outstanding at end of year	**223,786,030**	225,205,918	227,030,232

Basic and Diluted Earnings Per Share were computed based on the weighted-average number of shares of the Common Stock and the Class B Stock outstanding as follows:

For the years ended December 31, In thousands except per share amounts	2012	2011	2010
Net income	**$ 660,931**	$ 628,962	$ 509,799
Weighted-average shares—Basic			
Common Stock	**164,406**	165,929	167,032
Class B Stock	**60,630**	60,645	60,708
Total weighted-average shares—Basic	**225,036**	226,574	227,740
Effect of dilutive securities:			
Employee stock options	**2,608**	2,565	1,852
Performance and restricted stock units	**693**	780	721
Weighted-average shares—Diluted	**228,337**	229,919	230,313
Earnings Per Share—Basic			
Common Stock	**$3.01**	$2.85	$2.29
Class B Stock	**$2.73**	$2.58	$2.08
Earnings Per Share—Diluted			
Common Stock	**$2.89**	$2.74	$2.21
Class B Stock	**$2.71**	$2.56	$2.07

For the year ended December 31, 2012, approximately 3.5 million stock options were not included in the diluted earnings per share calculation because the exercise price was higher than the average market price of the Common Stock for the year. Therefore, the effect would have been antidilutive. In 2011, 6.9 million stock options were not included and, in 2010, 8.7 million stock options were not included in the diluted earnings per share calculation because the effect would have been antidilutive.

Milton Hershey School Trust

Hershey Trust Company, as Trustee for the benefit of Milton Hershey School and as direct owner of investment shares, held 12,902,621 shares of our Common Stock as of December 31, 2012. As Trustee for the benefit of Milton Hershey School, Hershey Trust Company held 60,612,012 shares of the Class B Stock as of December 31, 2012, and was entitled to cast approximately 80% of the total votes of both classes of our common stock. Hershey Trust Company, as Trustee for the benefit of Milton Hershey School, or any successor trustee, or Milton Hershey School, as appropriate, must approve the issuance of shares of Common Stock or any other action that would result in it not continuing to have voting control of our Company.

17. STOCK COMPENSATION PLANS

The Equity and Incentive Compensation Plan ("EICP") is the plan under which grants using shares for compensation and incentive purposes are made. The EICP provides for grants of one or more of the following stock-based compensation awards to employees, non-employee directors and certain service providers upon whom the successful conduct of our business is dependent:

- Non-qualified stock options ("stock options");
- Performance stock units ("PSUs") and performance stock;
- Stock appreciation rights;
- Restricted stock units ("RSUs") and restricted stock; and
- Other stock-based awards.

The EICP also provides for the deferral of stock-based compensation awards by participants if approved by the Compensation and Executive Organization Committee of our Board and if in accordance with an applicable deferred compensation plan of the Company. Currently, the Compensation and Executive Organization Committee has authorized the deferral of performance stock unit and restricted stock unit awards by certain eligible employees under the Company's Deferred Compensation Plan. Our Board has authorized our non-employee directors to defer any portion of their cash retainer, committee chair fees and restricted stock units awarded after 2007 that they elect to convert into deferred stock units under our Directors' Compensation Plan. As of December 31, 2012, 68.5 million shares were authorized and approved by our stockholders for grants under the EICP.

In July 2004, we announced a worldwide stock option grant under the Broad Based Stock Option Plan. This grant provided over 13,000 eligible employees with 100 non-qualified stock options. The stock options were granted at a price of $46.44 per share, have a term of 10 years and vested on July 19, 2009.

The following table summarizes our compensation costs:

For the years ended December 31,	2012	2011	2010
In millions of dollars			
Total compensation amount charged against income for stock compensation plans, including stock options, performance stock units and restricted stock units	**$ 50.5**	$ 43.5	$ 49.5
Total income tax benefit recognized in Consolidated Statements of Income for share-based compensation	**$ 17.5**	$ 15.1	$ 17.4

Compensation costs for stock compensation plans are primarily included in selling, marketing and administrative expense.

The increase in share-based compensation expense from 2011 to 2012 and the decrease in share-based compensation expense from 2010 to 2011 resulted primarily from certain adjustments associated with accounting for PSUs and the impact of the forfeiture of unvested awards due to participant changes during 2011 and 2012.

Stock Options

The exercise price of each option awarded under the EICP equals the closing price of our Common Stock on the New York Stock Exchange on the date of grant. Prior to the initial approval by our stockholders of the EICP on April 17, 2007, the exercise price of stock options granted under the former Key Employee Incentive Plan was determined as the closing price of our Common Stock on the New York Stock Exchange on the trading day immediately preceding the date the stock options were granted. Each option has a maximum term of 10 years. Grants of stock options provide for pro-rated vesting primarily over four years. We recognize expense for stock options based on the straight-line method as of the grant date fair value.

The following table summarizes our compensation costs for stock options:

For the years ended December 31, In millions of dollars	2012	2011	2010
Compensation amount charged against income for stock options	**$ 19.3**	$ 22.5	$ 20.3

The decrease in compensation cost from 2011 to 2012 was primarily driven by the impact of the forfeitures of unvested awards due to participant changes during 2012 and 2011. The increase in compensation cost from 2010 to 2011 was driven by an increase in the compensation amount upon which the number of stock options granted in 2011 was based.

A summary of the status of our Company's stock options and changes during the years ending on those dates follows:

	2012		2011		2010	
Stock Options	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Outstanding at beginning of year	**14,540,442**	**$44.86**	17,997,082	$42.21	18,230,439	$41.63
Granted	**2,110,945**	**$60.89**	2,191,627	$51.62	2,828,800	$39.61
Exercised	**(5,870,607)**	**$44.55**	(4,875,122)	$38.30	(2,646,860)	$34.74
Forfeited	**(226,866)**	**$52.02**	(773,145)	$43.90	(415,297)	$46.26
Outstanding at end of year	**10,553,914**	**$48.08**	14,540,442	$44.86	17,997,082	$42.21
Options exercisable at year-end	**5,320,775**	**$45.74**	8,453,362	$46.95	10,507,127	$45.13
Weighted-average fair value of options granted during the year (per share)	**$ 10.60**		$ 9.97		$ 6.86	

The following table sets forth information about the weighted-average fair value of options granted to employees during each year using the Black-Scholes option-pricing model and the weighted-average assumptions used for such grants:

For the years ended December 31,	2012	2011	2010
Dividend yields	2.4%	2.7%	3.2%
Expected volatility	22.4%	22.5%	21.7%
Risk-free interest rates	1.5%	2.8%	3.1%
Expected lives in years	6.6	6.5	6.5

- "Dividend yields" means the sum of dividends declared for the four most recent quarterly periods, divided by the average price of our Common Stock for the comparable periods;
- "Expected volatility" means the historical volatility of our Common Stock over the expected term of each grant;
- "Risk-free interest rates" means the U.S. Treasury yield curve rate in effect at the time of grant for periods within the contractual life of the option; and
- "Expected lives" means the period of time that options granted are expected to be outstanding based primarily on historical data.

The following table summarizes the intrinsic value of our stock options:

For the years ended December 31,	2012	2011	2010
In millions of dollars			
Intrinsic value of options exercised	$ 130.2	$ 81.3	$ 30.2

The aggregate intrinsic value of options outstanding as of December 31, 2012 was $261.8 million. The aggregate intrinsic value of exercisable options as of December 31, 2012 was $144.4 million.

As of December 31, 2012, there was $19.7 million of total unrecognized compensation cost related to non-vested stock option compensation arrangements granted under the EICP. We expect to recognize that cost over a weighted-average period of 2.3 years.

The following table summarizes information about stock options outstanding as of December 31, 2012:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding as of 12/31/12	Weighted-Average Remaining Contractual Life in Years	Weighted-Average Exercise Price	Number Exercisable as of 12/31/12	Weighted-Average Exercise Price
$32.25 - $39.26	4,320,844	5.7	$ 37.00	2,567,294	$ 36.55
$39.57 - $54.68	3,434,325	5.6	$ 51.65	2,034,149	$ 51.90
$54.97 - $72.44	2,798,745	7.3	$ 60.81	719,332	$ 61.15
$32.25 - $72.44	10,553,914	6.1	$ 48.08	5,320,775	$ 45.74

Performance Stock Units and Restricted Stock Units

Under the EICP, we grant PSUs to selected executives and other key employees. Vesting is contingent upon the achievement of certain performance objectives. We grant PSUs over 3-year performance cycles. If we meet targets for financial measures at the end of the applicable 3-year performance cycle, we award the full number of shares to the participants. For each PSU granted from 2010 through 2012, 50% of the target award was a market-based total shareholder return component and 50% of the target award was comprised of performance-based components. The performance scores for 2010 through 2012 grants of PSUs can range from 0% to 250% of the targeted amounts.

We recognize the compensation cost associated with PSUs ratably over the 3-year term. Compensation cost is based on the grant date fair value because the grants can only be settled in shares of our Common Stock. The grant date fair value of PSUs is determined based on the Monte Carlo simulation model for the market-based total shareholder return component and the closing market price of the Company's shares on the date of grant for performance-based components.

In 2012, 2011 and 2010, we awarded RSUs to certain executive officers and other key employees under the EICP. We also awarded restricted stock units quarterly to non-employee directors.

We recognize the compensation cost associated with employee RSUs over a specified restriction period based on the grant date fair value or year-end market value of the stock. We recognize expense for employee RSUs based on the straight-line method. We recognize the compensation cost associated with non-employee director RSUs ratably over the vesting period.

For the years ended December 31, In millions of dollars	2012	2011	2010
Compensation amount charged against income for performance and restricted stock units	**$ 31.2**	$ 21.0	$ 29.2

Compensation expense for performance and restricted stock units was lower in 2011 resulting primarily from certain adjustments associated with the accounting for PSUs. In addition, the decrease in compensation expense in 2011 resulted from the impact of the forfeiture of unvested awards due to participant changes during 2011.

The following table sets forth information about the fair value of the PSUs and RSUs granted for potential future distribution to employees and directors during the year. In addition, the table provides assumptions used to determine fair value of the market-based total shareholder return component using the Monte Carlo simulation model on the date of grant.

For the years ended December 31,	2012	2011	2010
Units granted	**503,761**	543,596	640,363
Weighted-average fair value at date of grant	**$ 64.99**	$ 58.28	$ 43.84
Monte Carlo simulation assumptions:			
Estimated values	**$ 35.62**	$ 37.79	$ 28.62
Dividend yields	**2.5%**	2.7%	3.2%
Expected volatility	**20.0%**	28.8%	29.5%

- "Estimated values" means the fair value for the market-based total shareholder return component of each performance stock unit at the date of grant using a Monte Carlo simulation model;
- "Dividend yields" means the sum of dividends declared for the four most recent quarterly periods, divided by the average price of our Common Stock for the comparable periods;
- "Expected volatility" means the historical volatility of our Common Stock over the expected term of each grant.

A summary of the status of our Company's performance stock units and restricted stock units as of December 31, 2012 and the change during 2012 follows:

Performance Stock Units and Restricted Stock Units	2012	Weighted-average grant date fair value for equity awards or market value for liability awards
Outstanding at beginning of year	**1,740,479**	**$48.70**
Granted	**503,761**	**$64.99**
Performance assumption change	**191,608**	**$59.08**
Vested	**(605,208)**	**$43.14**
Forfeited	**(110,063)**	**$58.13**
Outstanding at end of year	**1,720,577**	**$56.71**

The table above excludes PSU awards for 40,812 units as of December 31, 2012 and 71,676 units as of December 31, 2011 for which the measurement date has not yet occurred for accounting purposes.

As of December 31, 2012, there was $38.1 million of unrecognized compensation cost relating to non-vested PSUs and RSUs. We expect to recognize that cost over a weighted-average period of 2.1 years.

For the years ended December 31, In millions of dollars	2012	2011	2010
Intrinsic value of share-based liabilities paid, combined with the fair value of shares vested	**$ 37.3**	$ 36.6	$ 16.5

The higher amounts in 2012 and 2011 were primarily due to the higher performance attainment percentage associated with the PSU awards vesting in 2012 and 2011 as compared with 2010.

Deferred PSUs, deferred RSUs, deferred directors' fees and accumulated dividend amounts totaled 612,075 units as of December 31, 2012.

We did not have any stock appreciation rights that were outstanding as of December 31, 2012.

18. SUPPLEMENTAL BALANCE SHEET INFORMATION

Accounts Receivable—Trade

In the normal course of business, we extend credit to customers that satisfy pre-defined credit criteria, based upon the results of our recurring financial account reviews and our evaluation of current and projected economic conditions. Our primary concentrations of credit risk are associated with Wal-Mart Stores, Inc. and McLane Company, Inc. McLane Company, Inc. is one of the largest wholesale distributors in the United States to convenience stores, drug stores, wholesale clubs and mass merchandisers. Wal-Mart Stores, Inc. accounted for approximately 19.6% of our total accounts receivable as of December 31, 2012. As of December 31, 2012, McLane Company, Inc. accounted for approximately 17.9% of our total accounts receivable. No other customer accounted for more than 10% of our year-end accounts receivable. We believe that we have little concentration of credit risk associated with the remainder of our customer base. Accounts Receivable-Trade, as shown on the Consolidated Balance Sheets, were net of allowances and anticipated discounts of $15.2 million as of December 31, 2012 and $19.5 million as of December 31, 2011.

Inventories

We value the majority of our inventories under the last-in, first-out ("LIFO") method and the remaining inventories at the lower of first-in, first-out ("FIFO") cost or market. Inventories include material, labor and overhead. LIFO cost of inventories valued using the LIFO method was $331.7 million as of December 31, 2012 and $361.4 million as of December 31, 2011. The net impact of LIFO acquisitions during 2012 was not material. The net impact of LIFO liquidations during 2012 was $5.4 million. We stated inventories at amounts that did not exceed realizable values. Total inventories were as follows:

December 31,	2012	2011
In thousands of dollars		
Raw materials	**$ 256,969**	$ 241,812
Goods in process	**78,292**	91,956
Finished goods	**496,981**	482,095
Inventories at FIFO	**832,242**	815,863
Adjustment to LIFO	**(198,980)**	(166,910)
Total inventories	**$ 633,262**	$ 648,953

Property, Plant and Equipment

The property, plant and equipment balance included construction in progress of $217.5 million as of December 31, 2012 and $239.9 million as of December 31, 2011. As of December 31, 2012, construction in progress included $41.1 million associated with payments made by Ferrero under an agreement for the construction of a warehouse and distribution facility of which the Company has been deemed to be the owner for accounting purposes. Major classes of property, plant and equipment were as follows:

December 31,	2012	2011
In thousands of dollars		
Land	$ 92,916	$ 92,495
Buildings	878,527	895,859
Machinery and equipment	2,589,183	2,600,204
Property, plant and equipment, gross	3,560,626	3,588,558
Accumulated depreciation	(1,886,555)	(2,028,841)
Property, plant and equipment, net	$ 1,674,071	$ 1,559,717

During 2012, we recorded accelerated depreciation of property, plant and equipment of $15.3 million associated with the Next Century program.

Goodwill and Other Intangible Assets

Goodwill and intangible assets were as follows:

December 31,	2012	2011
In thousands of dollars		
Unamortized intangible assets:		
Goodwill balance at beginning of year	$ 516,745	$ 524,134
Effect of foreign currency translation	3,284	(7,389)
Acquisitions	67,974	—
Goodwill balance at end of year	$ 588,003	$ 516,745
Trademarks with indefinite lives	$ 81,465	$ 81,465
Amortized intangible assets, gross:		
Trademarks	68,490	7,048
Customer-related	74,790	33,926
Intangible asset associated with cooperative agreement with Bauducco	13,683	13,683
Patents	20,018	8,817
Effect of foreign currency translation	(6,470)	(5,568)
Total other intangible assets, gross	251,976	139,371
Accumulated amortization:		
Trademarks	(2,250)	—
Customer-related	(22,990)	(17,840)
Intangible asset associated with cooperative agreement with Bauducco	(6,294)	(5,091)
Patents	(7,411)	(5,230)
Effect of foreign currency translation	1,682	703
Total accumulated amortization	(37,263)	(27,458)
Other intangibles	$ 214,713	$ 111,913

In January 2012, we acquired all of the outstanding stock of Brookside, a privately held confectionery company based in Abbotsford, British Columbia, Canada. Our financial statements reflect the final accounting for the Brookside acquisition. The purchase price for the acquisition was approximately $172.9 million. The excess purchase price over the estimated value of the net tangible and identifiable intangible assets was recorded to goodwill. The goodwill is not expected to be deductible for tax purposes. The increases in goodwill and other intangibles, including trademarks, customer-related intangibles and patents were primarily due to the Brookside acquisition. For more information, see *Note 2, Business Acquisitions.*

Accumulated impairment losses associated with goodwill were $70.1 million as of December 31, 2012, and $65.2 million as of December 31, 2011. Accumulated impairment losses associated with trademarks were $46.7 million as of December 31, 2012, and $45.7 million as of December 31, 2011.

The useful lives of certain trademarks were determined to be indefinite and, therefore, we are not amortizing these assets. We amortize customer-related intangible assets over their estimated useful lives of approximately 15 years. We amortize trademarks with finite lives over their estimated useful lives of 25 years. We amortize patents over their remaining legal lives of approximately 6 years. Total amortization expense for other intangible assets was $10.6 million in 2012, $4.6 million in 2011 and $4.5 million in 2010.

Estimated annual amortization expense for other intangible assets over the next five years is as follows:

Annual Amortization Expense	**2013**	**2014**	**2015**	**2016**	**2017**
In thousands of dollars					
Estimated amortization expense	$10,414	$10,414	$9,800	$9,780	$9,680

Accrued Liabilities

Accrued liabilities were as follows:

December 31,	**2012**	**2011**
In thousands of dollars		
Payroll, compensation and benefits	**$ 236,598**	$ 233,547
Advertising and promotion	**289,221**	253,534
Other	**125,087**	125,105
Total accrued liabilities	**$ 650,906**	$ 612,186

Other Long-term Liabilities

Other long-term liabilities were as follows:

December 31,	**2012**	**2011**
In thousands of dollars		
Post-retirement benefits liabilities	**$ 292,234**	$ 289,736
Pension benefits liabilities	**240,215**	173,593
Other	**136,283**	140,547
Total other long-term liabilities	**$ 668,732**	$ 603,876

19. SEGMENT INFORMATION

We operate as a single reportable segment in manufacturing, marketing, selling and distributing our products under more than 80 brand names. Our three operating segments comprise geographic regions including the United States; the Americas; and Asia, Europe, the Middle East and Africa ("AEMEA"). We market our products in approximately 70 countries worldwide.

For segment reporting purposes, we aggregate our operations in the United States and in the Americas, which includes Canada, Mexico, Brazil, Central and South America, Puerto Rico and our exports business in this region. We base this aggregation on similar economic characteristics, products and services; production processes; types or classes of customers; distribution methods; and the similar nature of the regulatory environment in each location. We aggregate our AEMEA operations with the United States and the Americas to form one reportable segment. Our AEMEA operations share most of the aggregation criteria and represent less than 10% of our consolidated revenues, operating profits and assets.

The percentage of total consolidated net sales for businesses outside of the United States was 16.1% for 2012, 15.6% for 2011 and 14.6% for 2010. The percentage of total consolidated assets outside of the United States as of December 31, 2012 was 20.5%, and 14.5% as of December 31, 2011.

Sales to McLane Company, Inc., one of the largest wholesale distributors in the United States to convenience stores, drug stores, wholesale clubs and mass merchandisers, exceeded 10% of total net sales in each of the last three years, totaling $1.5 billion in 2012, $1.4 billion in 2011 and $1.3 billion in 2010. McLane Company, Inc. is the primary distributor of our products to Wal-Mart Stores, Inc.

20. QUARTERLY DATA (Unaudited)

Summary quarterly results were as follows:

Year 2012 In thousands of dollars except per share amounts	First	Second	Third	Fourth
Net sales	**$ 1,732,064**	**$ 1,414,444**	**$ 1,746,709**	**$ 1,751,035**
Gross profit	**743,396**	**618,521**	**742,757**	**755,208**
Net income	**198,651**	**135,685**	**176,716**	**149,879**
Per share—Basic—Class B Common Stock	**0.82**	**0.56**	**0.73**	**0.62**
Per share—Diluted—Class B Common Stock	**0.81**	**0.55**	**0.73**	**0.62**
Per share—Basic—Common Stock[(a)]	**0.91**	**0.62**	**0.80**	**0.69**
Per share—Diluted—Common Stock	**0.87**	**0.59**	**0.77**	**0.66**

(a) Quarterly income per share amounts do not total to the annual amount due to changes in weighted-average shares outstanding during the year.

Year 2011 In thousands of dollars except per share amounts	First	Second	Third	Fourth
Net sales	$ 1,564,223	$ 1,325,171	$ 1,624,249	$ 1,567,145
Gross profit	656,185	564,320	680,181	631,206
Net income	160,115	130,019	196,695	142,133
Per share—Basic—Class B Common Stock	0.65	0.53	0.81	0.59
Per share—Diluted—Class B Common Stock	0.65	0.53	0.80	0.58
Per share—Basic—Common Stock	0.72	0.59	0.89	0.65
Per share—Diluted—Common Stock	0.70	0.56	0.86	0.62

Item 9. *CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE*

None.

Item 9A. *CONTROLS AND PROCEDURES*

As required by Rule 13a-15 under the Securities Exchange Act of 1934 (the "Exchange Act"), the Company conducted an evaluation of the effectiveness of the design and operation of the Company's disclosure controls and procedures as of December 31, 2012. This evaluation was carried out under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective. There has been no change during the most recent fiscal quarter in the Company's internal control over financial reporting identified in connection with the evaluation that has materially affected, or is likely to materially affect, the Company's internal control over financial reporting.

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in the Company's reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in the Company's reports filed under the Exchange Act is accumulated and communicated to management, including the Company's Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

The Company's Common Stock is listed on the New York Stock Exchange ("NYSE") under the ticker symbol "HSY."

MANAGEMENT REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of The Hershey Company is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). The Company's internal control system was designed to provide reasonable assurance to the Company's management and Board of Directors regarding the preparation and fair presentation of published financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2012. In making this assessment, the Company's management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control–Integrated Framework*. Based on this assessment, management believes that, as of December 31, 2012, the Company's internal control over financial reporting was effective based on those criteria.



John P. Bilbrey
Chief Executive Officer



Humberto P. Alfonso
Chief Financial Officer

Item 9B. ***OTHER INFORMATION***

None.

PART III

Item 10. *DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE*

The names, ages, positions held with our Company, periods of service as a director, principal occupations, business experience and other directorships of directors and nominees for director of our Company, together with a discussion of the specific experience, qualifications, attributes and skills that led the Board to conclude that the director or nominee should serve as a director at this time, are located in the Proxy Statement in the section entitled "Proposal No. 1—Election of Directors," following the question "Who are the nominees?," which information is incorporated herein by reference.

Our Executive Officers as of February 6, 2013

Name	Age	Positions Held During the Last Five Years
John P. Bilbrey	56	President and Chief Executive Officer (June 2011); Executive Vice President, Chief Operating Officer (November 2010); Senior Vice President, President Hershey North America (December 2007)
Humberto P. Alfonso	55	Executive Vice President, Chief Financial Officer and Chief Administrative Officer (September 2011); Senior Vice President, Chief Financial Officer (July 2007)
Michele G. Buck	51	Senior Vice President, Chief Growth Officer (September 2011); Senior Vice President, Global Chief Marketing Officer (December 2007)
Terence L. O'Day [(1)]	63	Senior Vice President, Global Operations (December 2008)
Leslie M. Turner [(2)]	55	Senior Vice President, General Counsel and Secretary (July 2012)
Kevin R. Walling [(3)]	47	Senior Vice President, Chief Human Resources Officer (November 2011); Senior Vice President, Chief People Officer (June 2011)
D. Michael Wege	50	Senior Vice President, Chief Commercial Officer (September 2011); Senior Vice President, Chocolate Strategic Business Unit (December 2010);Vice President, U.S. Chocolate (April 2008); Vice President, Portfolio Brands and Marketing Excellence (July 2007)
Richard M. McConville	59	Vice President, Chief Accounting Officer (July 2012); Corporate Controller (June 2011); Director, International Controller, International Commercial Group (April 2007)

There are no family relationships among any of the above-named officers of our Company.

(1) Mr. O'Day was elected Senior Vice President, Global Operations effective December 2, 2008. Prior to joining our Company he was Executive Vice President and Chief Operating Officer of Mannatech, Inc. (June 2006).

(2) Ms. Turner was elected Senior Vice President, General Counsel and Secretary effective July 9, 2012. Prior to joining our Company she was Chief Legal Officer of Coca-Cola North America (June 2008), and Associate General Counsel, Coca-Cola Company Bottling Investments Group (January 2006).

(3) Mr. Walling was elected Senior Vice President, Chief People Officer effective June 1, 2011. Prior to joining our Company he was Vice President and Chief Human Resource Officer of Kennametal Inc. (November 2005).

Our Executive Officers are generally elected each year at the organization meeting of the Board in April.

Information regarding the identification of the Audit Committee as a separately-designated standing committee of the Board and information regarding the status of one or more members of the Audit Committee being an "audit committee financial expert" is located in the Proxy Statement in the section entitled "Governance of the Company," following the question "What are the committees of the Board and what are their functions?," which information is incorporated herein by reference.

Reporting of any inadvertent late filings under Section 16(a) of the Securities Exchange Act of 1934, as amended, is located in the section of the Proxy Statement entitled "Section 16(a) Beneficial Ownership Reporting Compliance." This information is incorporated herein by reference.

Information regarding our Code of Ethical Business Conduct applicable to our directors, officers and employees is located in Part I of this Annual Report on Form 10-K, under the heading "Available Information."

Item 11. *EXECUTIVE COMPENSATION*

Information regarding compensation of each of the named executive officers, including our Chief Executive Officer, and the Compensation Committee Report are set forth in the section of the Proxy Statement entitled "Executive Compensation," which information is incorporated herein by reference. Information regarding compensation of our directors is located in the section of the Proxy Statement entitled "Director Compensation," which information is incorporated herein by reference.

Item 12. *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS*

(a) Information concerning ownership of our voting securities by certain beneficial owners, individual nominees for director, the named executive officers, including persons serving as our Chief Executive Officer and Chief Financial Officer, and directors and executive officers as a group, is set forth in the section entitled "Ownership of the Company's Securities" in the Proxy Statement, which information is incorporated herein by reference.

(b) The following table provides information about all of the Company's equity compensation plans as of December 31, 2012:

Equity Compensation Plan Information

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders[1]			
Stock Options	10,290,414	$ 48.12	
Performance Stock Units and Restricted Stock Units	1,720,577	N/A	
Subtotal	12,010,991		17,988,137
Equity compensation plans not approved by security holders[2]			
Stock Options	263,500	$ 46.44	—
Total	12,274,491	$ 48.08 [3]	17,988,137

(1) Column (a) includes stock options, performance stock units and restricted stock units granted under the stockholder-approved EICP. Of the securities available for future issuances under the EICP in column (c), 11,351,921 are available for awards of stock options and 6,636,216 are available for full-value awards such as performance stock units, performance stock, restricted stock units, restricted stock and other stock-based awards. Securities available for future issuance of full-value awards may also be used for stock option awards. As of December 31, 2012, 40,812 performance stock units were excluded from the number of securities remaining available for issuance in column (c) because the measurement date had not yet occurred for accounting purposes. For more information, see *Note 17, Stock Compensation Plans*, of the Notes to Consolidated Financial Statements.

(2) Column (a) includes 263,500 stock options outstanding that were granted under the Broad Based Stock Option Plan. In July 2004, we announced a worldwide stock option grant under the Broad Based Stock Option Plan, which provided over 13,000 eligible employees with a grant of 100 non-qualified stock options each. The stock options were granted at a price of $46.44 per share which equates to 100% of the fair market value of our Common Stock on the date of grant (determined as the closing price on the New York Stock Exchange on the trading day immediately preceding the date the stock options were granted) and vested on July 19, 2009. No additional awards may be made under the Broad Based Stock Option Plan or Directors' Compensation Plan.

(3) Weighted-average exercise price of outstanding stock options only.

Item 13. ***CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE***

Information regarding transactions with related persons is located in the section of the Proxy Statement entitled "Certain Transactions and Relationships" and information regarding director independence is located in the section of the Proxy Statement entitled "Governance of the Company" following the question, "Which directors are independent, and how does the Board make that determination?," which information is incorporated herein by reference.

Item 14. ***PRINCIPAL ACCOUNTANT FEES AND SERVICES***

Information regarding "Principal Accountant Fees and Services," including the policy regarding pre-approval of audit and non-audit services performed by our Company's independent auditors, is located in the section entitled "Information About our Independent Auditors" in the Proxy Statement, which information is incorporated herein by reference.

PART IV

Item 15. *EXHIBITS AND FINANCIAL STATEMENT SCHEDULES*

Item 15(a)(1): Financial Statements

The audited consolidated financial statements of the Company and its subsidiaries and the Report of the Independent Registered Public Accounting Firm thereon, as required to be filed with this report, are located under Item 8 of this report.

Item 15(a)(2): Financial Statement Schedule

Schedule II—Valuation and Qualifying Accounts (see Page 106) for our Company and its subsidiaries for the years ended December 31, 2012, 2011 and 2010 is filed as required by Item 15(c).

We omitted other schedules which were not applicable or not required, or because we provided the required information in the consolidated financial statements or the notes to consolidated financial statements.

We omitted the financial statements of our parent company because we are primarily an operating company and there are no significant restricted net assets of consolidated and unconsolidated subsidiaries.

Item 15(a)(3): Exhibits

The following items are attached or incorporated by reference in response to Item 15(c):

Articles of Incorporation and By-laws

3.1 The Company's Restated Certificate of Incorporation, as amended, is incorporated by reference from Exhibit 3 to the Company's Quarterly Report on Form 10-Q for the quarter ended April 3, 2005. The By-laws, as amended and restated as of February 21, 2012, are incorporated by reference from Exhibit 3.1 to the Company's Current Report on Form 8-K, filed February 24, 2012.

Instruments defining the rights of security holders, including indentures

4.1 The Company has issued certain long-term debt instruments, no one class of which creates indebtedness exceeding 10% of the total assets of the Company and its subsidiaries on a consolidated basis. These classes consist of the following:

1) 5.00% Notes due 2013
2) 4.850% Notes due 2015
3) 5.450% Notes due 2016
4) 1.500% Notes due 2016
5) 4.125% Notes due 2020
6) 8.8% Debentures due 2021
7) 7.2% Debentures due 2027
8) Other Obligations

We will furnish copies of the above debt instruments to the Commission upon request.

Material contracts

10.1 Kit Kat and Rolo License Agreement (the "License Agreement") between the Company and Rowntree Mackintosh Confectionery Limited is incorporated by reference from Exhibit 10(a) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1980. The License Agreement was amended in 1988 and the Amendment Agreement is incorporated by reference from Exhibit 19 to the Company's Quarterly Report on Form 10-Q for the quarter ended July 3, 1988. The License Agreement was assigned by Rowntree Mackintosh Confectionery Limited to Société des Produits Nestlé SA as of January 1, 1990. The Assignment Agreement is incorporated by reference from Exhibit 19 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1990.

10.2 Peter Paul/York Domestic Trademark & Technology License Agreement between the Company and Cadbury Schweppes Inc. (now Cadbury Ireland Limited) dated August 25, 1988, is incorporated by reference from Exhibit 2(a) to the Company's Current Report on Form 8-K dated September 8, 1988. This agreement was assigned by the Company to its wholly-owned subsidiary, Hershey Chocolate & Confectionery Corporation.

10.3 Cadbury Trademark & Technology License Agreement between the Company and Cadbury Limited (now Cadbury UK Limited) dated August 25, 1988, is incorporated by reference from Exhibit 2(a) to the Company's Current Report on Form 8-K dated September 8, 1988. This agreement was assigned by the Company to its wholly-owned subsidiary, Hershey Chocolate & Confectionery Corporation.

10.4 Trademark and Technology License Agreement between Huhtamäki and the Company dated December 30, 1996, is incorporated by reference from Exhibit 10 to the Company's Current Report on Form 8-K dated February 26, 1997. This agreement was assigned by the Company to its wholly-owned subsidiary, Hershey Chocolate & Confectionery Corporation. The agreement was amended and restated in 1999 and the Amended and Restated Trademark and Technology License Agreement is incorporated by reference from Exhibit 10.2 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1999.

10.5 Five Year Credit Agreement dated as of October 14, 2011, among the Company and the banks, financial institutions and other institutional lenders listed on the respective signature pages thereof ("Lenders"), Bank of America, N.A., as administrative agent for the Lenders, JPMorgan Chase Bank, N.A., as syndication agent, Citibank, N.A. and PNC Bank, National Association, as documentation agents, and Bank of America Merrill Lynch, J.P. Morgan Securities LLC, Citigroup Global Markets, Inc. and PNC Capital Markets LLC, as joint lead arrangers and joint book managers is incorporated by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K, filed October 20, 2011.

10.6 Master Innovation and Supply Agreement between the Company and Barry Callebaut, AG, dated July 13, 2007, is incorporated by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K, filed July 19, 2007.

10.7 First Amendment to Master Innovation and Supply Agreement between the Company and Barry Callebaut, AG, dated April 14, 2011, is incorporated by reference from Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the quarter ended July 3, 2011.

10.8 Supply Agreement for Monterrey, Mexico, between the Company and Barry Callebaut, AG, dated July 13, 2007, is incorporated by reference from Exhibit 10.2 to the Company's Current Report on Form 8-K, filed July 19, 2007.

Executive Compensation Plans and Management Contracts

10.9 The Company's Equity and Incentive Compensation Plan, amended and restated February 22, 2011, and approved by our stockholders on April 28, 2011, is incorporated by reference from Appendix B to the Company's proxy statement filed March 15, 2011.

10.10 Terms and Conditions of Nonqualified Stock Option Awards under the Equity and Incentive Compensation Plan is incorporated by reference from Exhibit 10.2 to the Company's Current Report on Form 8-K filed February 24, 2012.

10.11 The Company's Executive Benefits Protection Plan (Group 3A), Amended and Restated as of June 27, 2012, is incorporated by reference from Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended July 1, 2012.

10.12 The Company's Deferred Compensation Plan, Amended and Restated as of June 27, 2012, is incorporated by reference from Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended July 1, 2012.

10.13 Executive Confidentiality and Restrictive Covenant Agreement, adopted as of February 16, 2009, is incorporated by reference from Exhibit 10.4 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2008.

10.14 The Company's Supplemental Executive Retirement Plan, Amended and Restated as of October 2, 2007, is incorporated by reference from Exhibit 10.6 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2007.

10.15 First Amendment to the Company's Supplemental Executive Retirement Plan, Amended and Restated as of October 2, 2007, is incorporated by reference from Exhibit 10.5 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2008.

10.16 The Company's Compensation Limit Replacement Plan, Amended and Restated as of January 1, 2009, is incorporated by reference from Exhibit 10.6 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2008.

10.17 The Company's Directors' Compensation Plan, Amended and Restated as of December 2, 2008, is incorporated by reference from Exhibit 10.8 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2008.

10.18 Form of Notice of Special Award of Restricted Stock Units is incorporated by reference from Exhibit 10.2 to the Company's Current Report on Form 8-K, filed June 16, 2011.

10.19 Executive Employment Agreement with John P. Bilbrey, dated as of August 7, 2012, is incorporated by reference from Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended July 1, 2012.

10.20 Form of Notice of Award of Performance Stock Units is incorporated by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K, filed February 24, 2012.

10.21 The Long-Term Incentive Program Participation Agreement is incorporated by reference from Exhibit 10.2 to the Company's Current Report on Form 8-K filed February 18, 2005.

Broad Based Equity Compensation Plans

10.22 The Company's Broad Based Stock Option Plan, as amended, is incorporated by reference from Exhibit 10.4 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2002.

Other Exhibits

12.1 Computation of ratio of earnings to fixed charges statement

A computation of ratio of earnings to fixed charges for the fiscal years ended December 31, 2012, 2011, 2010, 2009 and 2008 is attached hereto and filed as Exhibit 12.1.

21.1 Subsidiaries of the Registrant

A list setting forth subsidiaries of the Company is attached hereto and filed as Exhibit 21.1.

23.1 Independent Auditors' Consent

The consent dated February 22, 2013 to the incorporation of reports of the Company's Independent Auditors is attached hereto and filed as Exhibit 23.1.

31.1 Certification of John P. Bilbrey, Chief Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, is attached hereto and filed as Exhibit 31.1.

31.2 Certification of Humberto P. Alfonso, Chief Financial Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, is attached hereto and filed as Exhibit 31.2.

32.1	Certification of John P. Bilbrey, Chief Executive Officer, and Humberto P. Alfonso, Chief Financial Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, is attached hereto and furnished as Exhibit 32.1.
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Calculation Linkbase
101.LAB	XBRL Taxonomy Extension Label Linkbase
101.PRE	XBRL Taxonomy Extension Presentation Linkbase
101.DEF	XBRL Taxonomy Extension Defintion Linkbase

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, this 22nd day of February, 2013.

THE HERSHEY COMPANY
(Registrant)

By: /S/ HUMBERTO P. ALFONSO
Humberto P. Alfonso
Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Company and in the capacities and on the date indicated.

Signature	Title	Date
/S/ JOHN P. BILBREY **(John P. Bilbrey)**	Chief Executive Officer and Director	February 22, 2013
/S/ HUMBERTO P. ALFONSO **(Humberto P. Alfonso)**	Chief Financial Officer	February 22, 2013
/S/ RICHARD M. MCCONVILLE **(Richard M. McConville)**	Chief Accounting Officer	February 22, 2013
/S/ PAMELA M. ARWAY **(Pamela M. Arway)**	Director	February 22, 2013
/S/ ROBERT F. CAVANAUGH **(Robert F. Cavanaugh)**	Director	February 22, 2013
/S/ CHARLES A. DAVIS **(Charles A. Davis)**	Director	February 22, 2013
/S/ ROBERT M. MALCOLM **(Robert M. Malcolm)**	Director	February 22, 2013
/S/ JAMES M. MEAD **(James M. Mead)**	Director	February 22, 2013
/S/ JAMES E. NEVELS **(James E. Nevels)**	Director	February 22, 2013
/S/ ANTHONY J. PALMER **(Anthony J. Palmer)**	Director	February 22, 2013
/S/ THOMAS J. RIDGE **(Thomas J. Ridge)**	Director	February 22, 2013
/S/ DAVID L. SHEDLARZ **(David L. Shedlarz)**	Director	February 22, 2013

Schedule II

THE HERSHEY COMPANY AND SUBSIDIARIES

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS
For the Years Ended December 31, 2012, 2011 and 2010

Description	Balance at Beginning of Period	Additions: Charged to Costs and Expenses	Additions: Charged to Other Accounts	Deductions from Reserves	Balance at End of Period
In thousands of dollars					
Year Ended December 31, 2012:					
Reserves deducted in the consolidated balance sheet from the assets to which they apply [a]					
Accounts Receivable—Trade	$ 14,977	$ 134,972	$ —	$ (139,514)	$ 10,435
Year Ended December 31, 2011:					
Reserves deducted in the consolidated balance sheet from the assets to which they apply [a]					
Accounts Receivable—Trade	$ 15,190	$ 135,147	$ —	$ (135,360)	$ 14,977
Year Ended December 31, 2010:					
Reserves deducted in the consolidated balance sheet from the assets to which they apply [a]					
Accounts Receivable—Trade	$ 15,721	$ 128,377	$ —	$ (128,908)	$ 15,190

(a) Includes allowances for doubtful accounts and anticipated discounts.

CERTIFICATION

I, John P. Bilbrey, certify that:

1. I have reviewed this Annual Report on Form 10-K of The Hershey Company;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.



John P. Bilbrey
Chief Executive Officer
February 22, 2013

CERTIFICATION

I, Humberto P. Alfonso, certify that:

1. I have reviewed this Annual Report on Form 10-K of The Hershey Company;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.



Humberto P. Alfonso
Chief Financial Officer
February 22, 2013

DIRECTORS AND EXECUTIVE OFFICERS
As of March 19, 2013

Directors

James E. Nevels
Chairman of the Board of Directors
The Hershey Company
Chairman
The Swarthmore Group
Philadelphia, PA

Pamela M. Arway
Retired Senior Advisor to
Chairman and Chief Executive Officer
American Express Company, Inc.
New York, NY

John P. Bilbrey
President and Chief Executive Officer
The Hershey Company

Robert F. Cavanaugh
Chief Executive Officer
ValueRock Investment Partners
Irvine, CA

Charles A. Davis
Chief Executive Officer
Stone Point Capital LLC
Greenwich, CT

Robert M. Malcolm
Retired President, Global Marketing,
Sales & Innovation
Diageo PLC
London, UK

James M. Mead
President
JM Mead, LLC
Camp Hill, PA

Anthony J. Palmer
President
Global Brands and Innovation
Kimberly-Clark Corporation
Dallas, TX

Thomas J. Ridge
President and Chief Executive Officer
Ridge Global, LLC
Washington, D.C.

David L. Shedlarz
Retired Vice Chairman
Pfizer Inc.
New York, NY

Audit Committee
Charles A. Davis, Chair
Pamela M. Arway
James M. Mead
James E. Nevels

Compensation and Executive Organization Committee
Robert F. Cavanaugh, Chair
Pamela M. Arway
Robert M. Malcolm
Anthony J. Palmer
David L. Shedlarz

Finance and Risk Management Committee
David L. Shedlarz, Chair
Robert F. Cavanaugh
Robert M. Malcolm
Anthony J. Palmer
Thomas J. Ridge

Governance Committee
Pamela M. Arway, Chair
Robert F. Cavanaugh
James E. Nevels
Thomas J. Ridge

Executive Committee
James E. Nevels, Chair
Pamela M. Arway
Robert F. Cavanaugh
Charles A. Davis
David L. Shedlarz

Executive Officers

John P. Bilbrey
President and Chief Executive Officer

Humberto P. Alfonso
Executive Vice President,
Chief Financial Officer and
Chief Administrative Officer

Michele G. Buck
Senior Vice President,
Chief Growth Officer

Terence L. O'Day
Senior Vice President,
Global Operations

Leslie M. Turner
Senior Vice President,
General Counsel and Secretary

Kevin R. Walling
Senior Vice President,
Chief Human Resources Officer

D. Michael Wege
Senior Vice President,
Chief Commercial Officer

STOCKHOLDER INFORMATION

Transfer Agent and Registrar
Computershare
Standard Delivery: P.O. Box 43006, Providence, RI 02940-3006
Overnight Delivery: 250 Royall Street, Canton, MA 02021-1011
Domestic Holders: (800) 851-4216
Foreign Holders: (201) 680-6578
Hearing Impaired (Domestic): (800) 952-9245
Hearing Impaired (Foreign): (312) 588-4110
www.cpushareownerservices.com

Investor Relations Contact/ Financial Information
Mark K. Pogharian
Vice President, Investor Relations
100 Crystal A Drive
P.O. Box 810
Hershey, PA 17033-0810
(800) 539-0261
www.thehersheycompany.com

DIRECTIONS TO GIANT CENTER


Scranton
Wilkes-Barre
Hershey, PA
Allentown
78
Reading
Harrisburg
Lancaster
322
76
NJ
Gettysburg
Philadelphia
83
Wilmington
MD
95
Baltimore
Washington, DC
DE

- **Traveling South on I-81**
  Take exit 80 and follow Route 743 South to Hershey. Follow Route 743 South / Hersheypark Drive to GIANT Center. Follow signs for parking.
- **Traveling North on I-81**
  Take exit 77 and follow Route 39 East to Hershey. Continue to GIANT Center. Follow signs for parking.
- **Traveling West on the PA Turnpike (I-76)**
  Take exit 266. Turn left on Route 72 North. Follow Route 72 North to Route 322 West. Follow Route 322 West into Hershey. Stay straight as Route 322 West becomes Hersheypark Drive / Route 39 West. Continue to GIANT Center. Follow signs for parking.
- **Traveling East on PA Turnpike (I-76)**
  Take exit 247. Take I-283 North to exit 3 and follow Route 322 East to Hershey. Take the Hersheypark Drive / Route 39 West exit. Follow Route 39 to GIANT Center. Follow signs for parking.
- **Traveling North on I-83**
  Approaching Harrisburg, follow signs to continue on I-83 North. Follow I-83 North to Route 322 East to Hershey. Take the Hersheypark Drive / Route 39 West exit. Follow Route 39 to GIANT Center. Follow signs for parking.


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